Annexure A This is Annexure A of 148 pages referred to in form 605 Notice of ceasing to be a substantial shareholder 26-Nov-25 Date 2. Changes in relevant interests 06-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,770 1,770 06-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,176 1,176 06-Sep-24 BlackRock Advisors, LLC on mkt sell 54.08 AUD CDI 1:1 -4,465 -4,465 06-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.08 AUD CDI 1:1 -510 -510 06-Sep-24 BlackRock Advisors, LLC on mkt sell 54.08 AUD CDI 1:1 -39 -39 06-Sep-24 BlackRock Advisors, LLC on mkt sell 54.08 AUD CDI 1:1 -1,089 -1,089 06-Sep-24 BlackRock Investment Management, LLC on mkt sell 54.08 AUD CDI 1:1 -694 -694 06-Sep-24 BlackRock (Singapore) Limited on mkt sell 54.08 AUD CDI 1:1 -3,949 -3,949 06-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.08 AUD CDI 1:1 -37 -37 06-Sep-24 BlackRock Investment Management, LLC on mkt sell 54.08 AUD CDI 1:1 -537 -537 06-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 54.08 AUD CDI 1:1 194 194 06-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 54.08 AUD CDI 1:1 -1,020 -1,020 06-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 54.08 AUD CDI 1:1 -87 -87 06-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 54.08 AUD CDI 1:1 -174 -174 06-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.08 AUD CDI 1:1 -3,810 -3,810 06-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 54.08 AUD CDI 1:1 -1,245 -1,245 06-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.08 AUD CDI 1:1 -166 -166 06-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.08 AUD CDI 1:1 1,129 1,129 06-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 54.08 AUD CDI 1:1 -980 -980 06-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 54.08 AUD CDI 1:1 -112 -112 06-Sep-24 BlackRock Financial Management, Inc. on mkt sell 54.08 AUD CDI 1:1 -1,366 -1,366 06-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 54.08 AUD CDI 1:1 -1,461 -1,461 06-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 54.08 AUD CDI 1:1 -1,891 -1,891 06-Sep-24 BlackRock Financial Management, Inc. on mkt sell 54.08 AUD CDI 1:1 -1,631 -1,631 06-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 997,338 997,338 06-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 4 4 06-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 940 940 09-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -14,833 -14,833 09-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,545 -8,545 09-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.61 AUD CDI 1:1 -3,246 -3,246 09-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.61 AUD CDI 1:1 -3,246 -3,246 09-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.61 AUD CDI 1:1 -234 -234 09-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.61 AUD CDI 1:1 1,072 1,072 09-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.61 AUD CDI 1:1 -277 -277 09-Sep-24 BlackRock Capital Management, Inc. on mkt buy 53.61 AUD CDI 1:1 130 130 09-Sep-24 BlackRock Financial Management, Inc. on mkt sell 53.61 AUD CDI 1:1 -556 -556 09-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 53.61 AUD CDI 1:1 5,126 5,126 09-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 53.61 AUD CDI 1:1 -944 -944 09-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.61 AUD CDI 1:1 -7,072 -7,072 09-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 116 116 Jack Tuberosa, Authorised Signatory JAMES HARDIE INDUSTRIES PLC (JHX) Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY JHX page 1 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 09-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 816 816 10-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -770 -770 10-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 53.65 AUD CDI 1:1 -1,241 -1,241 10-Sep-24 BlackRock Advisors, LLC on mkt sell 53.27 AUD CDI 1:1 -4,162 -4,162 10-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.27 AUD CDI 1:1 -457 -457 10-Sep-24 BlackRock Advisors, LLC on mkt sell 53.27 AUD CDI 1:1 -36 -36 10-Sep-24 BlackRock Advisors, LLC on mkt sell 53.27 AUD CDI 1:1 -1,117 -1,117 10-Sep-24 BlackRock Investment Management, LLC on mkt sell 53.27 AUD CDI 1:1 -699 -699 10-Sep-24 BlackRock (Singapore) Limited on mkt sell 53.27 AUD CDI 1:1 -3,540 -3,540 10-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.27 AUD CDI 1:1 -52 -52 10-Sep-24 BlackRock Investment Management, LLC on mkt sell 53.27 AUD CDI 1:1 -521 -521 10-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.19 AUD CDI 1:1 -1,082 -1,082 10-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.19 AUD CDI 1:1 -2,164 -2,164 10-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.19 AUD CDI 1:1 -25,636 -25,636 10-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.19 AUD CDI 1:1 -454 -454 10-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 53.19 AUD CDI 1:1 650 650 10-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.19 AUD CDI 1:1 8,743 8,743 10-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.19 AUD CDI 1:1 -3,366 -3,366 10-Sep-24 BlackRock Financial Management, Inc. on mkt sell 53.19 AUD CDI 1:1 -1,385 -1,385 10-Sep-24 BlackRock Financial Management, Inc. on mkt sell 53.19 AUD CDI 1:1 -1,609 -1,609 10-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -6,200 -6,200 10-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 138 138 10-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,427 2,427 11-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,709 -1,709 11-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,664 2,664 11-Sep-24 BlackRock Advisors, LLC on mkt sell 52.92 AUD CDI 1:1 -4,039 -4,039 11-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.92 AUD CDI 1:1 -444 -444 11-Sep-24 BlackRock Advisors, LLC on mkt sell 52.92 AUD CDI 1:1 -35 -35 11-Sep-24 BlackRock Advisors, LLC on mkt sell 52.92 AUD CDI 1:1 -1,084 -1,084 11-Sep-24 BlackRock Investment Management, LLC on mkt sell 52.92 AUD CDI 1:1 -678 -678 11-Sep-24 BlackRock (Singapore) Limited on mkt sell 52.92 AUD CDI 1:1 -3,436 -3,436 11-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 52.92 AUD CDI 1:1 -51 -51 11-Sep-24 BlackRock Investment Management, LLC on mkt sell 52.92 AUD CDI 1:1 -505 -505 11-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 52.96 AUD CDI 1:1 -2,200 -2,200 11-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 52.96 AUD CDI 1:1 4,459 4,459 11-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 52.96 AUD CDI 1:1 33 33 11-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 52.96 AUD CDI 1:1 93,684 93,684 11-Sep-24 BlackRock Investment Management, LLC on mkt buy 52.96 AUD CDI 1:1 1,098 1,098 11-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 52.96 AUD CDI 1:1 -1,325 -1,325 11-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 52.96 AUD CDI 1:1 -8,829 -8,829 11-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -60,600 -60,600 11-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 36 36 11-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 361 361 12-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 53.65 AUD CDI 1:1 -442 -442 12-Sep-24 BlackRock Advisors, LLC on mkt sell 53.31 AUD CDI 1:1 -4,040 -4,040 12-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.31 AUD CDI 1:1 -444 -444 JHX page 2 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 12-Sep-24 BlackRock Advisors, LLC on mkt sell 53.31 AUD CDI 1:1 -34 -34 12-Sep-24 BlackRock Advisors, LLC on mkt sell 53.31 AUD CDI 1:1 -1,084 -1,084 12-Sep-24 BlackRock Investment Management, LLC on mkt sell 53.31 AUD CDI 1:1 -678 -678 12-Sep-24 BlackRock (Singapore) Limited on mkt sell 53.31 AUD CDI 1:1 -3,436 -3,436 12-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.31 AUD CDI 1:1 -51 -51 12-Sep-24 BlackRock Investment Management, LLC on mkt sell 53.31 AUD CDI 1:1 -505 -505 12-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.27 AUD CDI 1:1 4,400 4,400 12-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.27 AUD CDI 1:1 291 291 12-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.27 AUD CDI 1:1 388 388 12-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.27 AUD CDI 1:1 485 485 12-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.27 AUD CDI 1:1 1,067 1,067 12-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.27 AUD CDI 1:1 -96 -96 12-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.27 AUD CDI 1:1 -216 -216 12-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,240 1,240 12-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -916,306 -916,306 12-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 29 29 12-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,355 2,355 13-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 220 220 13-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 53.55 AUD CDI 1:1 -4,337 -4,337 13-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.21 AUD CDI 1:1 -1,775 -1,775 13-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.21 AUD CDI 1:1 -558 -558 13-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.21 AUD CDI 1:1 4,957 4,957 13-Sep-24 BlackRock Advisors, LLC on mkt sell 53.21 AUD CDI 1:1 -30 -30 13-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.21 AUD CDI 1:1 4,358 4,358 13-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.21 AUD CDI 1:1 313 313 13-Sep-24 BlackRock Financial Management, Inc. on mkt sell 53.21 AUD CDI 1:1 -1,366 -1,366 13-Sep-24 BlackRock Financial Management, Inc. on mkt sell 53.21 AUD CDI 1:1 -2,176 -2,176 13-Sep-24 BlackRock Investment Management, LLC on mkt sell 53.21 AUD CDI 1:1 -2,623 -2,623 13-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.21 AUD CDI 1:1 -287 -287 13-Sep-24 BlackRock Investment Management, LLC on mkt sell 53.21 AUD CDI 1:1 -592 -592 13-Sep-24 BlackRock Financial Management, Inc. on mkt sell 53.21 AUD CDI 1:1 -2,422 -2,422 13-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.21 AUD CDI 1:1 -423 -423 13-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 21 21 13-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,793 -1,793 16-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,917 1,917 16-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.22 AUD CDI 1:1 1,079 1,079 16-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.22 AUD CDI 1:1 -1,079 -1,079 16-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.22 AUD CDI 1:1 -1,079 -1,079 16-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.22 AUD CDI 1:1 194 194 JHX page 3 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 16-Sep-24 BlackRock Capital Management, Inc. on mkt buy 53.22 AUD CDI 1:1 692 692 16-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.22 AUD CDI 1:1 -4,897 -4,897 16-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 53.22 AUD CDI 1:1 2,180 2,180 16-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 53.22 AUD CDI 1:1 -893 -893 16-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.22 AUD CDI 1:1 -137 -137 16-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 123,000 123,000 16-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 11 11 16-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 729 729 17-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 53.34 AUD CDI 1:1 -2,131 -2,131 17-Sep-24 BlackRock Capital Management, Inc. on mkt buy 53.35 AUD CDI 1:1 611 611 17-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.35 AUD CDI 1:1 509 509 17-Sep-24 BlackRock Asset Management on mkt buy 53.35 AUD CDI 1:1 3,951 3,951 17-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.35 AUD CDI 1:1 14,014 14,014 17-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.35 AUD CDI 1:1 294 294 17-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.35 AUD CDI 1:1 784 784 17-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.35 AUD CDI 1:1 204 204 17-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.35 AUD CDI 1:1 277 277 17-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 53.35 AUD CDI 1:1 -339 -339 17-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.35 AUD CDI 1:1 -458 -458 17-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.35 AUD CDI 1:1 -5,007 -5,007 17-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 57 57 17-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 187 187 18-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,972 3,972 18-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,703 1,703 18-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.52 AUD CDI 1:1 -1,760 -1,760 18-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.52 AUD CDI 1:1 1,608 1,608 18-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.52 AUD CDI 1:1 57 57 18-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.52 AUD CDI 1:1 239 239 18-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.52 AUD CDI 1:1 630 630 18-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 53.52 AUD CDI 1:1 143 143 18-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.52 AUD CDI 1:1 616 616 18-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.52 AUD CDI 1:1 5,037 5,037 18-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.52 AUD CDI 1:1 61 61 18-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.52 AUD CDI 1:1 504 504 18-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -14,000 -14,000 18-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 17 17 18-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 744 744 19-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,095 1,095 19-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 13,240 13,240 JHX page 4 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 19-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,065 1,065 19-Sep-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.32 AUD CDI 1:1 12,500 12,500 19-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 56.32 AUD CDI 1:1 57,552 57,552 19-Sep-24 BlackRock Investment Management, LLC on mkt buy 56.32 AUD CDI 1:1 451 451 19-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 56.32 AUD CDI 1:1 66 66 19-Sep-24 BlackRock Capital Management, Inc. on mkt buy 56.34 AUD CDI 1:1 1,789 1,789 19-Sep-24 BlackRock Financial Management, Inc. on mkt buy 56.34 AUD CDI 1:1 548 548 19-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.34 AUD CDI 1:1 19,124 19,124 19-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 56.41 AUD CDI 1:1 -844 -844 19-Sep-24 BlackRock Investment Management, LLC on mkt sell 56.41 AUD CDI 1:1 -2,805 -2,805 19-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.41 AUD CDI 1:1 -229 -229 19-Sep-24 BlackRock Investment Management, LLC on mkt sell 56.41 AUD CDI 1:1 -304 -304 19-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.41 AUD CDI 1:1 804 804 19-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -11,300 -11,300 19-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -584 -584 20-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,418 3,418 20-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 485 485 20-Sep-24 BlackRock Investment Management, LLC on mkt buy 57.02 AUD CDI 1:1 1,697 1,697 20-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 57.89 AUD CDI 1:1 588 588 20-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 57.89 AUD CDI 1:1 98 98 20-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 57.89 AUD CDI 1:1 784 784 20-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 57.89 AUD CDI 1:1 277 277 20-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 57.89 AUD CDI 1:1 -452 -452 20-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.89 AUD CDI 1:1 -6,789 -6,789 20-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 57.89 AUD CDI 1:1 -9,994 -9,994 20-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.89 AUD CDI 1:1 6,185 6,185 20-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.89 AUD CDI 1:1 -7,457 -7,457 20-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 57.89 AUD CDI 1:1 -836 -836 20-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.89 AUD CDI 1:1 799 799 20-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 57.89 AUD CDI 1:1 -84 -84 20-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.89 AUD CDI 1:1 -2,889 -2,889 20-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.89 AUD CDI 1:1 -637 -637 20-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.89 AUD CDI 1:1 -3,121 -3,121 20-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.89 AUD CDI 1:1 -823 -823 20-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.89 AUD CDI 1:1 -7,192 -7,192 20-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 57.89 AUD CDI 1:1 11,117 11,117 JHX page 5 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 20-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 57.89 AUD CDI 1:1 -1,449 -1,449 20-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.89 AUD CDI 1:1 -583 -583 20-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.89 AUD CDI 1:1 -697 -697 20-Sep-24 BlackRock Financial Management, Inc. on mkt sell 57.89 AUD CDI 1:1 -537 -537 20-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 11,963 11,963 20-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -781 -781 20-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 261 261 22-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -132,100 -132,100 23-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,540 -1,540 23-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.05 AUD CDI 1:1 -8,303 -8,303 23-Sep-24 BlackRock Investment Management on mkt sell 57.05 AUD CDI 1:1 -1,748 -1,748 23-Sep-24 BlackRock Investment Management on mkt sell 57.05 AUD CDI 1:1 -3,496 -3,496 23-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.05 AUD CDI 1:1 8,740 8,740 23-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 57.05 AUD CDI 1:1 171 171 23-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 57.05 AUD CDI 1:1 192 192 23-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 57.05 AUD CDI 1:1 -203 -203 23-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 57.05 AUD CDI 1:1 277 277 23-Sep-24 BlackRock Capital Management, Inc. on mkt buy 57.05 AUD CDI 1:1 389 389 23-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 57.05 AUD CDI 1:1 -1,202 -1,202 23-Sep-24 BlackRock Financial Management, Inc. on mkt buy 57.05 AUD CDI 1:1 802 802 23-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 57.05 AUD CDI 1:1 -920 -920 23-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 338,239 338,239 23-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 38 38 23-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 806 806 24-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 384 384 24-Sep-24 BlackRock Advisors, LLC on mkt sell 56.37 AUD CDI 1:1 -2,536 -2,536 24-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.37 AUD CDI 1:1 -201 -201 24-Sep-24 BlackRock Advisors, LLC on mkt sell 56.37 AUD CDI 1:1 -587 -587 24-Sep-24 BlackRock Investment Management, LLC on mkt sell 56.37 AUD CDI 1:1 -374 -374 24-Sep-24 BlackRock (Singapore) Limited on mkt sell 56.37 AUD CDI 1:1 -1,542 -1,542 24-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.37 AUD CDI 1:1 -32 -32 24-Sep-24 BlackRock Investment Management, LLC on mkt sell 56.37 AUD CDI 1:1 -276 -276 24-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.65 AUD CDI 1:1 6,118 6,118 24-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 56.65 AUD CDI 1:1 -36 -36 24-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 56.65 AUD CDI 1:1 96 96 24-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 56.65 AUD CDI 1:1 550 550 24-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 56.65 AUD CDI 1:1 126 126 24-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 56.65 AUD CDI 1:1 -678 -678 24-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 56.65 AUD CDI 1:1 -174 -174 24-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 56.65 AUD CDI 1:1 629 629 JHX page 6 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.65 AUD CDI 1:1 790 790 24-Sep-24 BlackRock Financial Management, Inc. on mkt sell 56.65 AUD CDI 1:1 -719 -719 24-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 56.65 AUD CDI 1:1 394 394 24-Sep-24 BlackRock Financial Management, Inc. on mkt sell 56.65 AUD CDI 1:1 -1,067 -1,067 24-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -56,139 -56,139 24-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 137 137 24-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 204 204 25-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 354 354 25-Sep-24 BlackRock Advisors, LLC on mkt sell 56.41 AUD CDI 1:1 -2,455 -2,455 25-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.41 AUD CDI 1:1 -194 -194 25-Sep-24 BlackRock Advisors, LLC on mkt sell 56.41 AUD CDI 1:1 -23 -23 25-Sep-24 BlackRock Advisors, LLC on mkt sell 56.41 AUD CDI 1:1 -568 -568 25-Sep-24 BlackRock Investment Management, LLC on mkt sell 56.41 AUD CDI 1:1 -361 -361 25-Sep-24 BlackRock (Singapore) Limited on mkt sell 56.41 AUD CDI 1:1 -1,491 -1,491 25-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.41 AUD CDI 1:1 -29 -29 25-Sep-24 BlackRock Investment Management, LLC on mkt sell 56.41 AUD CDI 1:1 -265 -265 25-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 56.08 AUD CDI 1:1 -234 -234 25-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 56.08 AUD CDI 1:1 285 285 25-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 56.08 AUD CDI 1:1 285 285 25-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 56.08 AUD CDI 1:1 485 485 25-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 56.08 AUD CDI 1:1 429 429 25-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.08 AUD CDI 1:1 -3,410 -3,410 25-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 56.08 AUD CDI 1:1 685 685 25-Sep-24 BlackRock Investment Management on mkt buy 56.08 AUD CDI 1:1 204 204 25-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.08 AUD CDI 1:1 -229 -229 25-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 657 657 25-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,336 -6,336 25-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -251 -251 26-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 438 438 26-Sep-24 BlackRock Advisors, LLC on mkt sell 55.77 AUD CDI 1:1 -2,450 -2,450 26-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.77 AUD CDI 1:1 -193 -193 26-Sep-24 BlackRock Advisors, LLC on mkt sell 55.77 AUD CDI 1:1 -34 -34 26-Sep-24 BlackRock Advisors, LLC on mkt sell 55.77 AUD CDI 1:1 -567 -567 26-Sep-24 BlackRock Investment Management, LLC on mkt sell 55.77 AUD CDI 1:1 -360 -360 26-Sep-24 BlackRock (Singapore) Limited on mkt sell 55.77 AUD CDI 1:1 -1,488 -1,488 26-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.77 AUD CDI 1:1 -29 -29 26-Sep-24 BlackRock Investment Management, LLC on mkt sell 55.77 AUD CDI 1:1 -265 -265 26-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.57 AUD CDI 1:1 89 89 26-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.57 AUD CDI 1:1 -72 -72 26-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 55.57 AUD CDI 1:1 582 582 26-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 55.57 AUD CDI 1:1 388 388 26-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 55.57 AUD CDI 1:1 192 192 JHX page 7 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 26-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.57 AUD CDI 1:1 -7,056 -7,056 26-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 55.57 AUD CDI 1:1 534 534 26-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.57 AUD CDI 1:1 -452 -452 26-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.57 AUD CDI 1:1 -87 -87 26-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.57 AUD CDI 1:1 -1,650 -1,650 26-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 55.57 AUD CDI 1:1 -34 -34 26-Sep-24 BlackRock Capital Management, Inc. on mkt sell 55.57 AUD CDI 1:1 -4,311 -4,311 26-Sep-24 BlackRock (Singapore) Limited on mkt sell 55.57 AUD CDI 1:1 -864 -864 26-Sep-24 BlackRock Financial Management, Inc. on mkt sell 55.57 AUD CDI 1:1 -5,922 -5,922 26-Sep-24 BlackRock Fund Advisors on mkt buy 55.57 AUD CDI 1:1 8,996 8,996 26-Sep-24 BlackRock Investment Management, LLC on mkt sell 55.57 AUD CDI 1:1 -3,493 -3,493 26-Sep-24 BlackRock Japan Co., Ltd. on mkt sell 55.57 AUD CDI 1:1 -1,954 -1,954 26-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.57 AUD CDI 1:1 3,731 3,731 26-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.57 AUD CDI 1:1 -895 -895 26-Sep-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -282,100 -282,100 26-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -10 -10 26-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 352 352 27-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.49 AUD CDI 1:1 -2,966 -2,966 27-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.49 AUD CDI 1:1 -1,206 -1,206 27-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 56.49 AUD CDI 1:1 -1,320 -1,320 27-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 56.49 AUD CDI 1:1 -187 -187 27-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 56.49 AUD CDI 1:1 124 124 27-Sep-24 BlackRock Investment Management, on mkt buy 56.49 AUD CDI 1:1 434 434 27-Sep-24 BlackRock Investment Management on mkt sell 56.49 AUD CDI 1:1 -2,048 -2,048 27-Sep-24 BlackRock Investment Management on mkt sell 56.49 AUD CDI 1:1 -2,132 -2,132 27-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 680 680 30-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,821 2,821 30-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,860 6,860 30-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 17,150 17,150 30-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,348 7,348 30-Sep-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,344 5,344 30-Sep-24 BlackRock Financial Management, Inc. on mkt sell 57.45 AUD CDI 1:1 -1,371 -1,371 30-Sep-24 BlackRock Investment Management, LLC on mkt sell 57.45 AUD CDI 1:1 -8,478 -8,478 30-Sep-24 BlackRock Financial Management, Inc. on mkt sell 57.45 AUD CDI 1:1 -1,089 -1,089 30-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.43 AUD CDI 1:1 -979 -979 30-Sep-24 BlackRock Financial Management, Inc. on mkt sell 57.43 AUD CDI 1:1 -694 -694 30-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 57.43 AUD CDI 1:1 -11,517 -11,517 30-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 57.43 AUD CDI 1:1 -16,346 -16,346 JHX page 8 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 30-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 57.43 AUD CDI 1:1 -38,899 -38,899 30-Sep-24 BlackRock Fund Advisors on mkt sell 57.43 AUD CDI 1:1 -115,654 -115,654 30-Sep-24 BlackRock Investment Management (UK) Limited on mkt sell 57.43 AUD CDI 1:1 -16,164 -16,164 30-Sep-24 BlackRock Investment Management (Australia) Limited on mkt buy 57.43 AUD CDI 1:1 4,370 4,370 30-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 57.43 AUD CDI 1:1 -3,228 -3,228 30-Sep-24 BlackRock Advisors (UK) Limited on mkt buy 57.43 AUD CDI 1:1 192 192 30-Sep-24 BlackRock Advisors (UK) Limited on mkt sell 57.43 AUD CDI 1:1 -441 -441 30-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 57.43 AUD CDI 1:1 658 658 30-Sep-24 BlackRock Investment Management (UK) Limited on mkt buy 57.43 AUD CDI 1:1 214 214 30-Sep-24 BlackRock Investment Management (Australia) Limited on mkt sell 57.43 AUD CDI 1:1 -295 -295 30-Sep-24 BlackRock Financial Management, Inc. on mkt sell 57.43 AUD CDI 1:1 -1,416 -1,416 30-Sep-24 BlackRock Fund Advisors on mkt buy 57.43 AUD CDI 1:1 2,157 2,157 30-Sep-24 BlackRock Fund Advisors on mkt buy 57.43 AUD CDI 1:1 1,658 1,658 30-Sep-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.43 AUD CDI 1:1 4,731 4,731 30-Sep-24 BlackRock Institutional Trust Company, National Association on mkt sell 57.43 AUD CDI 1:1 -540 -540 30-Sep-24 BlackRock Fund Advisors on mkt sell 57.43 AUD CDI 1:1 -5,419 -5,419 30-Sep-24 BlackRock Institutional Trust Company, National Association on mkt buy 57.43 AUD CDI 1:1 1,228 1,228 30-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 42 42 30-Sep-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,449 3,449 01-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 35 35 01-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 56.42 AUD CDI 1:1 2,186 2,186 01-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 56.42 AUD CDI 1:1 228 228 01-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.42 AUD CDI 1:1 725 725 01-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.42 AUD CDI 1:1 882 882 01-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.42 AUD CDI 1:1 1,239 1,239 01-Oct-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.42 AUD CDI 1:1 3,397 3,397 01-Oct-24 BlackRock Fund Advisors on mkt buy 56.42 AUD CDI 1:1 1,834 1,834 01-Oct-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.42 AUD CDI 1:1 -4,722 -4,722 01-Oct-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.42 AUD CDI 1:1 -1,280 -1,280 01-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 123 123 02-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,290 1,290 02-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 55.91 AUD CDI 1:1 -1,888 -1,888 02-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.42 AUD CDI 1:1 1,096 1,096 02-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.42 AUD CDI 1:1 1,096 1,096 02-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.42 AUD CDI 1:1 1,096 1,096 02-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.42 AUD CDI 1:1 2,192 2,192 JHX page 9 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 02-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.42 AUD CDI 1:1 294 294 02-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.42 AUD CDI 1:1 1,176 1,176 02-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.42 AUD CDI 1:1 281 281 02-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 55.42 AUD CDI 1:1 -454 -454 02-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.42 AUD CDI 1:1 -3,252 -3,252 02-Oct-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.42 AUD CDI 1:1 -18,546 -18,546 02-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.42 AUD CDI 1:1 -1,097 -1,097 02-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.42 AUD CDI 1:1 3,854 3,854 02-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.42 AUD CDI 1:1 849 849 02-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.42 AUD CDI 1:1 1,567 1,567 02-Oct-24 BlackRock Financial Management, Inc. on mkt sell 55.42 AUD CDI 1:1 -1,307 -1,307 02-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.42 AUD CDI 1:1 6,012 6,012 02-Oct-24 BlackRock Investment Management, LLC on mkt buy 55.42 AUD CDI 1:1 437 437 02-Oct-24 BlackRock Fund Advisors on mkt sell 55.42 AUD CDI 1:1 -4,877 -4,877 02-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.42 AUD CDI 1:1 340 340 02-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.42 AUD CDI 1:1 477 477 02-Oct-24 BlackRock Financial Management, Inc. on mkt sell 55.42 AUD CDI 1:1 -711 -711 02-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 132 132 02-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 862 862 03-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.33 AUD CDI 1:1 4,807 4,807 03-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.33 AUD CDI 1:1 2,196 2,196 03-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.33 AUD CDI 1:1 54 54 03-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.33 AUD CDI 1:1 128 128 03-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.33 AUD CDI 1:1 231 231 03-Oct-24 BlackRock Capital Management, Inc. on mkt sell 55.33 AUD CDI 1:1 -1,426 -1,426 03-Oct-24 BlackRock Financial Management, Inc. on mkt sell 55.33 AUD CDI 1:1 -10,822 -10,822 03-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.33 AUD CDI 1:1 -2,695 -2,695 03-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 642 642 04-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 54.75 AUD CDI 1:1 -6,228 -6,228 04-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.33 AUD CDI 1:1 3,933 3,933 04-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.33 AUD CDI 1:1 270 270 04-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 55.33 AUD CDI 1:1 -13,858 -13,858 04-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.33 AUD CDI 1:1 171 171 04-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.33 AUD CDI 1:1 686 686 04-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 55.33 AUD CDI 1:1 3,370 3,370 04-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.33 AUD CDI 1:1 5,987 5,987 JHX page 10 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 04-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.33 AUD CDI 1:1 6,751 6,751 04-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.33 AUD CDI 1:1 3,425 3,425 04-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.33 AUD CDI 1:1 753 753 04-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.33 AUD CDI 1:1 1,165 1,165 04-Oct-24 BlackRock Asset Management Canada Limited on mkt buy 55.33 AUD CDI 1:1 102 102 04-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.33 AUD CDI 1:1 -1,045 -1,045 04-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 55.33 AUD CDI 1:1 -1,205 -1,205 04-Oct-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.33 AUD CDI 1:1 -18,640 -18,640 04-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 55.33 AUD CDI 1:1 -126 -126 04-Oct-24 BlackRock Investment Management on mkt sell 55.33 AUD CDI 1:1 -2,131 -2,131 04-Oct-24 BlackRock Investment Management, on mkt sell 55.33 AUD CDI 1:1 -511 -511 04-Oct-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.33 AUD CDI 1:1 26,726 26,726 04-Oct-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.33 AUD CDI 1:1 -26,726 -26,726 04-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 90 90 04-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 484 484 07-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,645 -8,645 07-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 54.53 AUD CDI 1:1 265 265 07-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 54.53 AUD CDI 1:1 57 57 07-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 54.53 AUD CDI 1:1 277 277 07-Oct-24 BlackRock Investment Management (UK) Limited on mkt buy 54.53 AUD CDI 1:1 1,257 1,257 07-Oct-24 BlackRock Capital Management, Inc. on mkt buy 54.53 AUD CDI 1:1 278 278 07-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 54.53 AUD CDI 1:1 1,655 1,655 07-Oct-24 BlackRock Financial Management, Inc. on mkt sell 54.53 AUD CDI 1:1 -3,247 -3,247 07-Oct-24 BlackRock Financial Management, Inc. on mkt sell 54.53 AUD CDI 1:1 -1,317 -1,317 07-Oct-24 BlackRock Fund Advisors on mkt buy 54.53 AUD CDI 1:1 2,222 2,222 07-Oct-24 BlackRock Fund Advisors on mkt buy 54.53 AUD CDI 1:1 256 256 07-Oct-24 BlackRock Investment Management, LLC on mkt buy 54.53 AUD CDI 1:1 622 622 07-Oct-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.53 AUD CDI 1:1 4,479 4,479 07-Oct-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.53 AUD CDI 1:1 1,273 1,273 07-Oct-24 BlackRock Financial Management, Inc. on mkt sell 54.53 AUD CDI 1:1 -665 -665 07-Oct-24 BlackRock Fund Advisors on mkt buy 54.53 AUD CDI 1:1 2,413 2,413 07-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 61 61 07-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 567 567 07-Oct-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 2,110 2,110 08-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,652 -2,652 08-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 54.10 AUD CDI 1:1 -1,067 -1,067 08-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 54.10 AUD CDI 1:1 228 228 08-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 54.10 AUD CDI 1:1 285 285 JHX page 11 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 08-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 54.10 AUD CDI 1:1 582 582 08-Oct-24 BlackRock Investment Management on mkt buy 54.10 AUD CDI 1:1 852 852 08-Oct-24 BlackRock Investment Management (UK) Limited on mkt buy 54.10 AUD CDI 1:1 1,186 1,186 08-Oct-24 BlackRock Investment Management on mkt buy 54.10 AUD CDI 1:1 5,106 5,106 08-Oct-24 BlackRock Investment Management on mkt buy 54.10 AUD CDI 1:1 4,850 4,850 08-Oct-24 BlackRock Investment Management (UK) Limited on mkt buy 54.10 AUD CDI 1:1 3,380 3,380 08-Oct-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.10 AUD CDI 1:1 -378 -378 08-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 28 28 08-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -513 -513 09-Oct-24 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -930,234 -930,234 09-Oct-24 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 930,234 930,234 09-Oct-24 BlackRock Financial Management, Inc. on mkt buy 54.61 AUD CDI 1:1 6,120 6,120 09-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.68 AUD CDI 1:1 680 680 09-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 53.68 AUD CDI 1:1 -1,108 -1,108 09-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 53.68 AUD CDI 1:1 -2,118 -2,118 09-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.68 AUD CDI 1:1 194 194 09-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.68 AUD CDI 1:1 277 277 09-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 53.68 AUD CDI 1:1 -669 -669 09-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.68 AUD CDI 1:1 64 64 09-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.68 AUD CDI 1:1 -3,662 -3,662 09-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.68 AUD CDI 1:1 6,120 6,120 09-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.68 AUD CDI 1:1 544 544 09-Oct-24 BlackRock Investment Management (UK) Limited on mkt buy 53.68 AUD CDI 1:1 8,491 8,491 09-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.68 AUD CDI 1:1 -949 -949 09-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.68 AUD CDI 1:1 -2,801 -2,801 09-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.68 AUD CDI 1:1 -4,347 -4,347 09-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 53.68 AUD CDI 1:1 -722 -722 09-Oct-24 BlackRock Financial Management, Inc. on mkt sell 53.68 AUD CDI 1:1 -549 -549 09-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 806 806 09-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 202 202 10-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.16 AUD CDI 1:1 804 804 10-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.16 AUD CDI 1:1 873 873 10-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.16 AUD CDI 1:1 277 277 10-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.16 AUD CDI 1:1 128 128 10-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.16 AUD CDI 1:1 1,362 1,362 10-Oct-24 BlackRock Investment Management (UK) Limited on mkt buy 53.16 AUD CDI 1:1 695 695 10-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.16 AUD CDI 1:1 -3,786 -3,786 10-Oct-24 BlackRock Capital Management, Inc. on mkt buy 53.16 AUD CDI 1:1 3,645 3,645 10-Oct-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.16 AUD CDI 1:1 -12,037 -12,037 10-Oct-24 BlackRock Financial Management, Inc. on mkt buy 53.16 AUD CDI 1:1 3,852 3,852 10-Oct-24 BlackRock Investment Management, LLC on mkt sell 53.16 AUD CDI 1:1 -3,067 -3,067 10-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.16 AUD CDI 1:1 -17,349 -17,349 10-Oct-24 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -67,286 -67,286 10-Oct-24 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 67,286 67,286 10-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -82 -82 10-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 424 424 JHX page 12 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 11-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 11,585 11,585 11-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 52.17 AUD CDI 1:1 291 291 11-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 52.17 AUD CDI 1:1 -342 -342 11-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 52.17 AUD CDI 1:1 -285 -285 11-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 52.17 AUD CDI 1:1 -456 -456 11-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 52.17 AUD CDI 1:1 4,993 4,993 11-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 52.17 AUD CDI 1:1 8,593 8,593 11-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 52.17 AUD CDI 1:1 -789 -789 11-Oct-24 BlackRock Institutional Trust Company, National Association on mkt buy 52.17 AUD CDI 1:1 12,232 12,232 11-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 52.17 AUD CDI 1:1 835 835 11-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 52.17 AUD CDI 1:1 -128 -128 11-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 52.17 AUD CDI 1:1 -1,446 -1,446 11-Oct-24 BlackRock Investment Management, LLC on mkt buy 52.17 AUD CDI 1:1 642 642 11-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 34 34 11-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -37 -37 14-Oct-24 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 6,904 6,904 14-Oct-24 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -6,904 -6,904 14-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 53.60 AUD CDI 1:1 -8,816 -8,816 14-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 53.60 AUD CDI 1:1 -6,612 -6,612 14-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.60 AUD CDI 1:1 171 171 14-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.60 AUD CDI 1:1 285 285 14-Oct-24 BlackRock Capital Management, Inc. on mkt buy 53.60 AUD CDI 1:1 4,788 4,788 14-Oct-24 BlackRock Financial Management, Inc. on mkt buy 53.60 AUD CDI 1:1 5,132 5,132 14-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.60 AUD CDI 1:1 485 485 14-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.60 AUD CDI 1:1 311 311 14-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.60 AUD CDI 1:1 437 437 14-Oct-24 BlackRock Financial Management, Inc. on mkt sell 53.60 AUD CDI 1:1 -452 -452 14-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.60 AUD CDI 1:1 -3,714 -3,714 14-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 22 22 14-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,861 2,861 15-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 485 485 15-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 54.98 AUD CDI 1:1 -2,215 -2,215 15-Oct-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.09 AUD CDI 1:1 -128,728 -128,728 15-Oct-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.09 AUD CDI 1:1 -185 -185 15-Oct-24 BlackRock Financial Management, Inc. on mkt sell 54.14 AUD CDI 1:1 -546 -546 15-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.97 AUD CDI 1:1 388 388 15-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.97 AUD CDI 1:1 101 101 15-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.97 AUD CDI 1:1 95 95 15-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.97 AUD CDI 1:1 277 277 15-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.97 AUD CDI 1:1 277 277 15-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 53.97 AUD CDI 1:1 -118 -118 15-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.97 AUD CDI 1:1 2,599 2,599 15-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 14 14 15-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 216 216 16-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.78 AUD CDI 1:1 4,350 4,350 16-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.78 AUD CDI 1:1 228 228 16-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.78 AUD CDI 1:1 101 101 16-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.78 AUD CDI 1:1 3,763 3,763 16-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.78 AUD CDI 1:1 8,262 8,262 JHX page 13 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 16-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.78 AUD CDI 1:1 1,531 1,531 16-Oct-24 BlackRock Investment Management, LLC on mkt sell 53.78 AUD CDI 1:1 -835 -835 16-Oct-24 BlackRock Investment Management (UK) Limited on mkt buy 53.78 AUD CDI 1:1 11,405 11,405 16-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.78 AUD CDI 1:1 1,355 1,355 16-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.78 AUD CDI 1:1 375 375 16-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 53.78 AUD CDI 1:1 -662 -662 16-Oct-24 BlackRock Investment Management, LLC on mkt buy 53.78 AUD CDI 1:1 476 476 16-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.78 AUD CDI 1:1 -31,795 -31,795 16-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 32 32 16-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 51 51 17-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,729 -1,729 17-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.52 AUD CDI 1:1 803 803 17-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.51 AUD CDI 1:1 45,927 45,927 17-Oct-24 BlackRock Financial Management, Inc. on mkt buy 54.51 AUD CDI 1:1 4,386 4,386 17-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 54.52 AUD CDI 1:1 239 239 17-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 54.52 AUD CDI 1:1 679 679 17-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 54.52 AUD CDI 1:1 277 277 17-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 54.52 AUD CDI 1:1 277 277 17-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 54.52 AUD CDI 1:1 1,108 1,108 17-Oct-24 BlackRock Capital Management, Inc. on mkt buy 54.51 AUD CDI 1:1 1,533 1,533 17-Oct-24 BlackRock Financial Management, Inc. on mkt buy 54.51 AUD CDI 1:1 2,930 2,930 17-Oct-24 BlackRock Investment Management, LLC on mkt sell 54.52 AUD CDI 1:1 -1,884 -1,884 17-Oct-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 249,200 249,200 17-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1 1 17-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -569 -569 18-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 388 388 18-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,658 8,658 18-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.19 AUD CDI 1:1 228 228 18-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.19 AUD CDI 1:1 1,470 1,470 18-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.19 AUD CDI 1:1 3,218 3,218 18-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.19 AUD CDI 1:1 1,545 1,545 18-Oct-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.19 AUD CDI 1:1 183 183 18-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 53.19 AUD CDI 1:1 -1,348 -1,348 18-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 53.19 AUD CDI 1:1 -7,029 -7,029 18-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 53.19 AUD CDI 1:1 -1,421 -1,421 18-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 53.19 AUD CDI 1:1 -21,955 -21,955 18-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 53.19 AUD CDI 1:1 -552 -552 18-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 53.19 AUD CDI 1:1 -84 -84 18-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 53.19 AUD CDI 1:1 -973 -973 18-Oct-24 BlackRock Financial Management, Inc. on mkt sell 53.19 AUD CDI 1:1 -643 -643 18-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 16 16 18-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,155 -1,155 21-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 53.99 AUD CDI 1:1 -3,177 -3,177 21-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 53.99 AUD CDI 1:1 776 776 21-Oct-24 BlackRock Asset Management North Asia Limited on mkt sell 53.99 AUD CDI 1:1 -1,444 -1,444 21-Oct-24 BlackRock Capital Management, Inc. on mkt buy 53.99 AUD CDI 1:1 508 508 21-Oct-24 BlackRock Financial Management, Inc. on mkt sell 53.99 AUD CDI 1:1 -3,502 -3,502 JHX page 14 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 21-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.99 AUD CDI 1:1 303 303 21-Oct-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 54,900 54,900 21-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 26 26 21-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -241 -241 22-Oct-24 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -1,978 -1,978 22-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 51.48 AUD CDI 1:1 1,606 1,606 22-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 51.48 AUD CDI 1:1 4,364 4,364 22-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 51.48 AUD CDI 1:1 285 285 22-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 51.48 AUD CDI 1:1 448 448 22-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 51.48 AUD CDI 1:1 -1,368 -1,368 22-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 51.48 AUD CDI 1:1 -1,242 -1,242 22-Oct-24 BlackRock Investment Management, LLC on mkt buy 51.48 AUD CDI 1:1 483 483 22-Oct-24 BlackRock Investment Management, LLC on mkt buy 51.48 AUD CDI 1:1 666 666 22-Oct-24 BlackRock Financial Management, Inc. on mkt sell 51.48 AUD CDI 1:1 -3,574 -3,574 22-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,024 1,024 22-Oct-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -124,400 -124,400 22-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 79 79 22-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -176 -176 23-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 51.56 AUD CDI 1:1 1,091 1,091 23-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 51.56 AUD CDI 1:1 283 283 23-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 51.56 AUD CDI 1:1 1,160 1,160 23-Oct-24 BlackRock Investment Management (UK) Limited on mkt buy 51.56 AUD CDI 1:1 972 972 23-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 51.56 AUD CDI 1:1 -1,294 -1,294 23-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 51.56 AUD CDI 1:1 2,142 2,142 23-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 51.56 AUD CDI 1:1 2,709 2,709 23-Oct-24 BlackRock Investment Management, LLC on mkt sell 51.56 AUD CDI 1:1 -1,116 -1,116 23-Oct-24 BlackRock Investment Management (UK) Limited on mkt buy 51.56 AUD CDI 1:1 19,119 19,119 23-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 51.56 AUD CDI 1:1 4,822 4,822 23-Oct-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -10,800 -10,800 23-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 642 642 23-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -914 -914 24-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -178 -178 24-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,065 1,065 24-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -418 -418 24-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.50 AUD CDI 1:1 874 874 24-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 50.50 AUD CDI 1:1 285 285 24-Oct-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.50 AUD CDI 1:1 -3,528 -3,528 24-Oct-24 BlackRock Capital Management, Inc. on mkt buy 50.50 AUD CDI 1:1 1,636 1,636 24-Oct-24 BlackRock Financial Management, Inc. on mkt sell 50.50 AUD CDI 1:1 -1,337 -1,337 24-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.50 AUD CDI 1:1 6,593 6,593 24-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.50 AUD CDI 1:1 14,510 14,510 24-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -17 -17 24-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,121 -1,121 25-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,310 3,310 25-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 50.08 AUD CDI 1:1 -3,622 -3,622 25-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 49.71 AUD CDI 1:1 283 283 25-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.71 AUD CDI 1:1 4,071 4,071 25-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 49.71 AUD CDI 1:1 -292 -292 25-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.71 AUD CDI 1:1 344 344 25-Oct-24 BlackRock Investment Management, LLC on mkt sell 49.71 AUD CDI 1:1 -1,822 -1,822 JHX page 15 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 25-Oct-24 BlackRock Investment Management (UK) Limited on mkt sell 49.71 AUD CDI 1:1 -535 -535 25-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -4 -4 25-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,525 -1,525 28-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 49.97 AUD CDI 1:1 57 57 28-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 49.97 AUD CDI 1:1 588 588 28-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 49.97 AUD CDI 1:1 196 196 28-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 49.97 AUD CDI 1:1 285 285 28-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 49.97 AUD CDI 1:1 670 670 28-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 49.97 AUD CDI 1:1 64 64 28-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 49.97 AUD CDI 1:1 -1,005 -1,005 28-Oct-24 BlackRock Capital Management, Inc. on mkt buy 49.97 AUD CDI 1:1 2,541 2,541 28-Oct-24 BlackRock Financial Management, Inc. on mkt buy 49.97 AUD CDI 1:1 1,935 1,935 28-Oct-24 BlackRock Investment Management, LLC on mkt sell 49.97 AUD CDI 1:1 -2,986 -2,986 28-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -141 -141 28-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,994 -1,994 29-Oct-24 BlackRock Investment Management (UK) Limited on mkt buy 51.07 AUD CDI 1:1 317 317 29-Oct-24 BlackRock Investment Management, LLC on mkt buy 51.07 AUD CDI 1:1 289 289 29-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 51.29 AUD CDI 1:1 -874 -874 29-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 51.29 AUD CDI 1:1 1,093 1,093 29-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 51.29 AUD CDI 1:1 -2,118 -2,118 29-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 51.29 AUD CDI 1:1 336 336 29-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 51.29 AUD CDI 1:1 392 392 29-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 51.29 AUD CDI 1:1 102 102 29-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 51.29 AUD CDI 1:1 64 64 29-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 51.29 AUD CDI 1:1 -205 -205 29-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 51.29 AUD CDI 1:1 10,144 10,144 29-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -269 -269 29-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 20 20 30-Oct-24 BlackRock Investment Management (UK) Limited on mkt buy 50.26 AUD CDI 1:1 215 215 30-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -38 -38 30-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,310 3,310 30-Oct-24 BlackRock Institutional Trust Company, National Association on mkt buy 49.86 AUD CDI 1:1 1,530 1,530 30-Oct-24 BlackRock Institutional Trust Company, National Association on mkt buy 49.86 AUD CDI 1:1 279 279 30-Oct-24 BlackRock Institutional Trust Company, National Association on mkt buy 49.86 AUD CDI 1:1 270 270 30-Oct-24 BlackRock Japan Co., Ltd. on mkt sell 49.77 AUD CDI 1:1 -26,965 -26,965 30-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.87 AUD CDI 1:1 670 670 30-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.87 AUD CDI 1:1 1,311 1,311 30-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 49.87 AUD CDI 1:1 1,093 1,093 30-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 49.87 AUD CDI 1:1 -90 -90 30-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 49.87 AUD CDI 1:1 171 171 30-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 49.87 AUD CDI 1:1 490 490 30-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 49.87 AUD CDI 1:1 -609 -609 30-Oct-24 BlackRock Advisors (UK) Limited on mkt sell 49.87 AUD CDI 1:1 -456 -456 30-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.87 AUD CDI 1:1 2,071 2,071 30-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 49.87 AUD CDI 1:1 214 214 30-Oct-24 BlackRock Investment Management (UK) Limited on mkt buy 49.87 AUD CDI 1:1 13,592 13,592 30-Oct-24 BlackRock Asset Management Canada Limited on mkt buy 49.87 AUD CDI 1:1 117 117 30-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 399 399 30-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,090 -1,090 31-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 354 354 31-Oct-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,310 3,310 31-Oct-24 BlackRock Capital Management, Inc. on mkt buy 48.87 AUD CDI 1:1 2,151 2,151 31-Oct-24 BlackRock Financial Management, Inc. on mkt buy 48.87 AUD CDI 1:1 2,502 2,502 JHX page 16 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 31-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.87 AUD CDI 1:1 2,006 2,006 31-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.87 AUD CDI 1:1 14,411 14,411 31-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.86 AUD CDI 1:1 1,606 1,606 31-Oct-24 BlackRock Financial Management, Inc. on mkt buy 48.87 AUD CDI 1:1 532 532 31-Oct-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.87 AUD CDI 1:1 21,581 21,581 31-Oct-24 BlackRock Investment Management, LLC on mkt buy 48.87 AUD CDI 1:1 503 503 31-Oct-24 BlackRock Advisors, LLC on mkt buy 48.87 AUD CDI 1:1 2,974 2,974 31-Oct-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.87 AUD CDI 1:1 5,080 5,080 31-Oct-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.86 AUD CDI 1:1 1,606 1,606 31-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 48.86 AUD CDI 1:1 588 588 31-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 48.86 AUD CDI 1:1 196 196 31-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 48.86 AUD CDI 1:1 95 95 31-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 48.86 AUD CDI 1:1 285 285 31-Oct-24 BlackRock Advisors (UK) Limited on mkt buy 48.86 AUD CDI 1:1 87 87 31-Oct-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.86 AUD CDI 1:1 -521 -521 31-Oct-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -80,022 -80,022 31-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -86 -86 31-Oct-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,730 -2,730 01-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.21 AUD CDI 1:1 4,531 4,531 01-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.21 AUD CDI 1:1 786 786 01-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.21 AUD CDI 1:1 777 777 01-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.02 AUD CDI 1:1 -1,748 -1,748 01-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.02 AUD CDI 1:1 2,622 2,622 01-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.02 AUD CDI 1:1 5,852 5,852 01-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.02 AUD CDI 1:1 1,747 1,747 01-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 48.02 AUD CDI 1:1 -7,599 -7,599 01-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.02 AUD CDI 1:1 2,186 2,186 01-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 48.02 AUD CDI 1:1 -144 -144 01-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.02 AUD CDI 1:1 686 686 01-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.02 AUD CDI 1:1 784 784 01-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 48.02 AUD CDI 1:1 -5,028 -5,028 01-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 48.02 AUD CDI 1:1 5,015 5,015 01-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 48.02 AUD CDI 1:1 1,070 1,070 01-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.02 AUD CDI 1:1 549 549 01-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.02 AUD CDI 1:1 164 164 01-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 774 774 01-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1 1 01-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,414 -3,414 01-Nov-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 13 13 04-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 354 354 04-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.27 AUD CDI 1:1 759 759 04-Nov-24 BlackRock Capital Management, Inc. on mkt buy 48.27 AUD CDI 1:1 7,122 7,122 04-Nov-24 BlackRock Financial Management, Inc. on mkt buy 48.27 AUD CDI 1:1 2,597 2,597 04-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,023 -1,023 04-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,982 -2,982 04-Nov-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -984 -984 05-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,352 1,352 05-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 47.99 AUD CDI 1:1 -1,059 -1,059 JHX page 17 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 05-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 47.99 AUD CDI 1:1 776 776 05-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 47.99 AUD CDI 1:1 776 776 05-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 47.99 AUD CDI 1:1 103 103 05-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 47.99 AUD CDI 1:1 289 289 05-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 47.99 AUD CDI 1:1 -227 -227 05-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 47.99 AUD CDI 1:1 13,595 13,595 05-Nov-24 BlackRock Fund Advisors on mkt buy 47.99 AUD CDI 1:1 5,909 5,909 05-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 47.99 AUD CDI 1:1 4,504 4,504 05-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -981 -981 05-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,013 -3,013 06-Nov-24 BlackRock Advisors, LLC on mkt buy 48.80 AUD CDI 1:1 1,548 1,548 06-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.80 AUD CDI 1:1 153 153 06-Nov-24 BlackRock Investment Management, LLC on mkt buy 48.80 AUD CDI 1:1 178 178 06-Nov-24 BlackRock (Singapore) Limited on mkt buy 48.80 AUD CDI 1:1 1,611 1,611 06-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 48.80 AUD CDI 1:1 512 512 06-Nov-24 BlackRock Investment Management, LLC on mkt buy 48.80 AUD CDI 1:1 538 538 06-Nov-24 BlackRock Investment Management, LLC on mkt buy 48.80 AUD CDI 1:1 212 212 06-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.84 AUD CDI 1:1 772 772 06-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.84 AUD CDI 1:1 1,748 1,748 06-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 48.82 AUD CDI 1:1 20,835 20,835 06-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 48.82 AUD CDI 1:1 888 888 06-Nov-24 BlackRock Investment Management, LLC on mkt buy 48.82 AUD CDI 1:1 533 533 06-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.84 AUD CDI 1:1 7,911 7,911 06-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.84 AUD CDI 1:1 3,051 3,051 06-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.84 AUD CDI 1:1 485 485 06-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.84 AUD CDI 1:1 64 64 06-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.84 AUD CDI 1:1 128 128 06-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.84 AUD CDI 1:1 227 227 06-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 151 151 06-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -59 -59 07-Nov-24 BlackRock Advisors, LLC on mkt buy 47.92 AUD CDI 1:1 1,502 1,502 07-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 47.92 AUD CDI 1:1 148 148 07-Nov-24 BlackRock Investment Management, LLC on mkt buy 47.92 AUD CDI 1:1 173 173 07-Nov-24 BlackRock (Singapore) Limited on mkt buy 47.92 AUD CDI 1:1 1,562 1,562 07-Nov-24 BlackRock Investment Management, LLC on mkt buy 47.92 AUD CDI 1:1 207 207 07-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.35 AUD CDI 1:1 670 670 07-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.35 AUD CDI 1:1 3,496 3,496 07-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.35 AUD CDI 1:1 399 399 07-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.35 AUD CDI 1:1 582 582 07-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.35 AUD CDI 1:1 388 388 07-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.35 AUD CDI 1:1 582 582 07-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.35 AUD CDI 1:1 87 87 07-Nov-24 BlackRock Capital Management, Inc. on mkt buy 48.35 AUD CDI 1:1 2,293 2,293 07-Nov-24 BlackRock Financial Management, Inc. on mkt buy 48.35 AUD CDI 1:1 6,317 6,317 07-Nov-24 BlackRock Asset Management Canada Limited on mkt buy 48.35 AUD CDI 1:1 1,303 1,303 07-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.35 AUD CDI 1:1 3,002 3,002 07-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.35 AUD CDI 1:1 28,009 28,009 07-Nov-24 BlackRock Fund Advisors on mkt sell 48.35 AUD CDI 1:1 -1,111 -1,111 07-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 772 772 JHX page 18 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 07-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,757 -2,757 07-Nov-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 19 19 08-Nov-24 BlackRock Advisors, LLC on mkt buy 48.69 AUD CDI 1:1 1,483 1,483 08-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.69 AUD CDI 1:1 145 145 08-Nov-24 BlackRock Advisors, LLC on mkt buy 48.69 AUD CDI 1:1 50 50 08-Nov-24 BlackRock Investment Management, LLC on mkt buy 48.69 AUD CDI 1:1 169 169 08-Nov-24 BlackRock (Singapore) Limited on mkt buy 48.69 AUD CDI 1:1 1,542 1,542 08-Nov-24 BlackRock Investment Management, LLC on mkt buy 48.69 AUD CDI 1:1 203 203 08-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,136 2,136 08-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,296 1,296 08-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.58 AUD CDI 1:1 4,524 4,524 08-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.58 AUD CDI 1:1 746 746 08-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 48.58 AUD CDI 1:1 738 738 08-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.47 AUD CDI 1:1 803 803 08-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 48.47 AUD CDI 1:1 5,593 5,593 08-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 48.47 AUD CDI 1:1 -6,628 -6,628 08-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.47 AUD CDI 1:1 388 388 08-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.47 AUD CDI 1:1 485 485 08-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 48.47 AUD CDI 1:1 25 25 08-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 48.47 AUD CDI 1:1 -345 -345 08-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 48.47 AUD CDI 1:1 8,542 8,542 08-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 48.47 AUD CDI 1:1 -13,028 -13,028 08-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 48.47 AUD CDI 1:1 -698 -698 08-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 23,496 23,496 08-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -240 -240 08-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,235 1,235 10-Nov-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -88,878 -88,878 11-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,062 1,062 11-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 19,161 19,161 11-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,129 2,129 11-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,062 1,062 11-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 253 253 11-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 50.00 AUD CDI 1:1 291 291 11-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 50.00 AUD CDI 1:1 194 194 11-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 50.00 AUD CDI 1:1 776 776 11-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 50.00 AUD CDI 1:1 256 256 11-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 50.00 AUD CDI 1:1 227 227 11-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 50.00 AUD CDI 1:1 908 908 11-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 50.00 AUD CDI 1:1 27 27 11-Nov-24 BlackRock Capital Management, Inc. on mkt buy 50.00 AUD CDI 1:1 3,887 3,887 11-Nov-24 BlackRock Financial Management, Inc. on mkt buy 50.00 AUD CDI 1:1 4,791 4,791 11-Nov-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 211,478 211,478 11-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -158 -158 11-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,481 -2,481 12-Nov-24 BlackRock Advisors, LLC on mkt buy 50.07 AUD CDI 1:1 2,457 2,457 12-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 50.07 AUD CDI 1:1 289 289 12-Nov-24 BlackRock Advisors, LLC on mkt buy 50.07 AUD CDI 1:1 37 37 12-Nov-24 BlackRock Advisors, LLC on mkt buy 50.07 AUD CDI 1:1 603 603 12-Nov-24 BlackRock Investment Management, LLC on mkt buy 50.07 AUD CDI 1:1 398 398 12-Nov-24 BlackRock (Singapore) Limited on mkt buy 50.07 AUD CDI 1:1 2,226 2,226 12-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 50.07 AUD CDI 1:1 177 177 12-Nov-24 BlackRock Investment Management, LLC on mkt buy 50.07 AUD CDI 1:1 185 185 12-Nov-24 BlackRock Investment Management, LLC on mkt buy 50.07 AUD CDI 1:1 300 300 12-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,129 2,129 JHX page 19 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 12-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,352 9,352 12-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.24 AUD CDI 1:1 670 670 12-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 50.24 AUD CDI 1:1 54 54 12-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 50.24 AUD CDI 1:1 103 103 12-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 50.24 AUD CDI 1:1 103 103 12-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 50.24 AUD CDI 1:1 95 95 12-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 50.24 AUD CDI 1:1 454 454 12-Nov-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -56,000 -56,000 12-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -121 -121 12-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,715 -2,715 13-Nov-24 BlackRock Advisors, LLC on mkt buy 53.47 AUD CDI 1:1 2,378 2,378 13-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.47 AUD CDI 1:1 279 279 13-Nov-24 BlackRock Advisors, LLC on mkt buy 53.47 AUD CDI 1:1 27 27 13-Nov-24 BlackRock Advisors, LLC on mkt buy 53.47 AUD CDI 1:1 583 583 13-Nov-24 BlackRock Investment Management, LLC on mkt buy 53.47 AUD CDI 1:1 384 384 13-Nov-24 BlackRock (Singapore) Limited on mkt buy 53.47 AUD CDI 1:1 2,156 2,156 13-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.47 AUD CDI 1:1 27 27 13-Nov-24 BlackRock Investment Management, LLC on mkt buy 53.47 AUD CDI 1:1 290 290 13-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 51.64 AUD CDI 1:1 34,274 34,274 13-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,916 -6,916 13-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.70 AUD CDI 1:1 4,548 4,548 13-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.70 AUD CDI 1:1 814 814 13-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.70 AUD CDI 1:1 816 816 13-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.35 AUD CDI 1:1 -3,059 -3,059 13-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 53.35 AUD CDI 1:1 -2,198 -2,198 13-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 53.35 AUD CDI 1:1 582 582 13-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 53.35 AUD CDI 1:1 289 289 13-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 53.35 AUD CDI 1:1 867 867 13-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 53.35 AUD CDI 1:1 533 533 13-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.35 AUD CDI 1:1 5,605 5,605 13-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.35 AUD CDI 1:1 5,418 5,418 13-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,129 2,129 13-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -181 -181 13-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,003 -3,003 14-Nov-24 BlackRock Advisors, LLC on mkt buy 55.23 AUD CDI 1:1 2,382 2,382 14-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 55.23 AUD CDI 1:1 279 279 14-Nov-24 BlackRock Advisors, LLC on mkt buy 55.23 AUD CDI 1:1 584 584 14-Nov-24 BlackRock Investment Management, LLC on mkt buy 55.23 AUD CDI 1:1 386 386 14-Nov-24 BlackRock (Singapore) Limited on mkt buy 55.23 AUD CDI 1:1 2,159 2,159 14-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.23 AUD CDI 1:1 44 44 14-Nov-24 BlackRock Investment Management, LLC on mkt buy 55.23 AUD CDI 1:1 290 290 14-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,661 5,661 14-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,187 -5,187 14-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 55.00 AUD CDI 1:1 -2,198 -2,198 14-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 55.00 AUD CDI 1:1 -18 -18 14-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 55.00 AUD CDI 1:1 -8,520 -8,520 14-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.00 AUD CDI 1:1 90 90 14-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.00 AUD CDI 1:1 114 114 14-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.00 AUD CDI 1:1 485 485 14-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.00 AUD CDI 1:1 384 384 14-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 55.00 AUD CDI 1:1 -1,395 -1,395 14-Nov-24 BlackRock Capital Management, Inc. on mkt buy 55.00 AUD CDI 1:1 756 756 14-Nov-24 BlackRock Financial Management, Inc. on mkt buy 55.00 AUD CDI 1:1 218 218 14-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.00 AUD CDI 1:1 3,598 3,598 JHX page 20 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 14-Nov-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -155,478 -155,478 14-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -70 -70 14-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,504 3,504 15-Nov-24 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 28,199 28,199 15-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 750 750 15-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,541 6,541 15-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 20 20 15-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 56.51 AUD CDI 1:1 -1,458 -1,458 15-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 56.51 AUD CDI 1:1 86 86 15-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 56.51 AUD CDI 1:1 1,394 1,394 15-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 56.51 AUD CDI 1:1 9,379 9,379 15-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 56.51 AUD CDI 1:1 876 876 15-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.51 AUD CDI 1:1 -468 -468 15-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 56.51 AUD CDI 1:1 -268 -268 15-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.51 AUD CDI 1:1 -1,359 -1,359 15-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 56.51 AUD CDI 1:1 -6,994 -6,994 15-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 56.51 AUD CDI 1:1 -440 -440 15-Nov-24 BlackRock Financial Management, Inc. on mkt sell 56.51 AUD CDI 1:1 -1,077 -1,077 15-Nov-24 BlackRock (Singapore) Limited in specie n/a AUD CDI 1:1 310 310 15-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 13 13 15-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 378 378 18-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 55.15 AUD CDI 1:1 -1,062 -1,062 18-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.15 AUD CDI 1:1 196 196 18-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.15 AUD CDI 1:1 784 784 18-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.15 AUD CDI 1:1 1,078 1,078 18-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.15 AUD CDI 1:1 480 480 18-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.15 AUD CDI 1:1 1,273 1,273 18-Nov-24 BlackRock Capital Management, Inc. on mkt sell 55.15 AUD CDI 1:1 -127 -127 18-Nov-24 BlackRock Financial Management, Inc. on mkt buy 55.15 AUD CDI 1:1 79 79 18-Nov-24 BlackRock Asset Management Canada Limited on mkt buy 55.15 AUD CDI 1:1 106 106 18-Nov-24 BlackRock Investment Management, LLC on mkt buy 55.15 AUD CDI 1:1 728 728 18-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.15 AUD CDI 1:1 -766 -766 18-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 502 502 18-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -90 -90 18-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,618 1,618 18-Nov-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -1,666 -1,666 19-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 55.88 AUD CDI 1:1 -312 -312 19-Nov-24 BlackRock Investment Management, LLC on mkt sell 55.88 AUD CDI 1:1 -306 -306 19-Nov-24 BlackRock Japan Co., Ltd. on mkt sell 56.30 AUD CDI 1:1 -184 -184 19-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 55.91 AUD CDI 1:1 -18 -18 19-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.91 AUD CDI 1:1 168 168 19-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.91 AUD CDI 1:1 291 291 19-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.91 AUD CDI 1:1 582 582 19-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.91 AUD CDI 1:1 128 128 19-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.91 AUD CDI 1:1 128 128 19-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 55.91 AUD CDI 1:1 128 128 19-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 88 88 19-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 5,993 5,993 20-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.78 AUD CDI 1:1 430 430 20-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 354 354 20-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 54.81 AUD CDI 1:1 -1,068 -1,068 20-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 54.81 AUD CDI 1:1 456 456 20-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 54.81 AUD CDI 1:1 679 679 20-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 54.81 AUD CDI 1:1 194 194 20-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 54.81 AUD CDI 1:1 388 388 JHX page 21 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 20-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 54.81 AUD CDI 1:1 -562 -562 20-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 54.81 AUD CDI 1:1 128 128 20-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.81 AUD CDI 1:1 -3,251 -3,251 20-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.81 AUD CDI 1:1 -3,354 -3,354 20-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.81 AUD CDI 1:1 -1,508 -1,508 20-Nov-24 BlackRock Asset Management Canada Limited on mkt buy 54.81 AUD CDI 1:1 109 109 20-Nov-24 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -10,752 -10,752 20-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,254 4,254 20-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 57 57 20-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 929 929 21-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,128 2,128 21-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 53.48 AUD CDI 1:1 -61,152 -61,152 21-Nov-24 BlackRock Financial Management, Inc. on mkt sell 53.48 AUD CDI 1:1 -2,378 -2,378 21-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 53.48 AUD CDI 1:1 -1,722 -1,722 21-Nov-24 BlackRock Financial Management, Inc. on mkt sell 53.48 AUD CDI 1:1 -3,062 -3,062 21-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.48 AUD CDI 1:1 -427 -427 21-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 53.48 AUD CDI 1:1 1,093 1,093 21-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 53.48 AUD CDI 1:1 2,186 2,186 21-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 53.48 AUD CDI 1:1 776 776 21-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 53.48 AUD CDI 1:1 116 116 21-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 53.48 AUD CDI 1:1 677 677 21-Nov-24 BlackRock Investment Management, LLC on mkt buy 53.48 AUD CDI 1:1 479 479 21-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -23 -23 21-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -543 -543 21-Nov-24 SPIDERROCK ADVISORS LLC in specie n/a USD ADR 1:1 77 77 22-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,067 1,067 22-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 708 708 22-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.99 AUD CDI 1:1 640 640 22-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.98 AUD CDI 1:1 803 803 22-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.98 AUD CDI 1:1 -780 -780 22-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.98 AUD CDI 1:1 -270 -270 22-Nov-24 BlackRock Financial Management, Inc. on mkt sell 54.98 AUD CDI 1:1 -2,445 -2,445 22-Nov-24 BlackRock Investment Management, LLC on mkt sell 54.98 AUD CDI 1:1 -7,125 -7,125 22-Nov-24 BlackRock Investment Management, LLC on mkt sell 54.98 AUD CDI 1:1 -4,027 -4,027 22-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 26 26 22-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,616 2,616 25-Nov-24 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 2,849 2,849 25-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,484 3,484 25-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 56.42 AUD CDI 1:1 3,285 3,285 25-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 56.42 AUD CDI 1:1 194 194 25-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 56.42 AUD CDI 1:1 -681 -681 25-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 56.42 AUD CDI 1:1 -2,330 -2,330 25-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 56.42 AUD CDI 1:1 1,210 1,210 25-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.42 AUD CDI 1:1 -131 -131 25-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 56.42 AUD CDI 1:1 299 299 25-Nov-24 BlackRock Capital Management, Inc. on mkt buy 56.42 AUD CDI 1:1 165 165 25-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 56.42 AUD CDI 1:1 -70 -70 JHX page 22 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 25-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 56.42 AUD CDI 1:1 4,190 4,190 25-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 56.42 AUD CDI 1:1 2,309 2,309 25-Nov-24 BlackRock Financial Management, Inc. on mkt sell 56.42 AUD CDI 1:1 -92 -92 25-Nov-24 BlackRock Asset Management Canada Limited on mkt sell 56.42 AUD CDI 1:1 -1,524 -1,524 25-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.42 AUD CDI 1:1 -823 -823 25-Nov-24 BlackRock Financial Management, Inc. on mkt sell 56.42 AUD CDI 1:1 -2,349 -2,349 25-Nov-24 BlackRock Investment Management, LLC on mkt sell 56.42 AUD CDI 1:1 -343 -343 25-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 56.42 AUD CDI 1:1 772 772 25-Nov-24 BlackRock Asset Management Canada Limited on mkt sell 56.42 AUD CDI 1:1 -216 -216 25-Nov-24 BlackRock Investment Management, LLC on mkt sell 56.42 AUD CDI 1:1 -221 -221 25-Nov-24 BlackRock Fund Advisors on mkt sell 56.42 AUD CDI 1:1 -2,379 -2,379 25-Nov-24 BlackRock Fund Advisors on mkt sell 56.42 AUD CDI 1:1 -2,407 -2,407 25-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.42 AUD CDI 1:1 -475 -475 25-Nov-24 BlackRock Asset Management Canada Limited on mkt sell 56.42 AUD CDI 1:1 -47 -47 25-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 56.42 AUD CDI 1:1 1,214 1,214 25-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 56.42 AUD CDI 1:1 -64 -64 25-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 56.42 AUD CDI 1:1 -1,849 -1,849 25-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 56.42 AUD CDI 1:1 -125 -125 25-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 56.42 AUD CDI 1:1 4,994 4,994 25-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 56.42 AUD CDI 1:1 15,617 15,617 25-Nov-24 BlackRock Fund Advisors on mkt sell 56.42 AUD CDI 1:1 -3,440 -3,440 25-Nov-24 BlackRock Fund Advisors on mkt sell 56.42 AUD CDI 1:1 -2,776 -2,776 25-Nov-24 BlackRock Fund Advisors on mkt sell 56.42 AUD CDI 1:1 -39 -39 25-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.42 AUD CDI 1:1 -132 -132 25-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.42 AUD CDI 1:1 -1,832 -1,832 25-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.42 AUD CDI 1:1 -699 -699 25-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.42 AUD CDI 1:1 -60,836 -60,836 25-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.42 AUD CDI 1:1 -101 -101 25-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.42 AUD CDI 1:1 8 8 25-Nov-24 BlackRock Fund Advisors on mkt buy 56.42 AUD CDI 1:1 3,588 3,588 25-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 56.42 AUD CDI 1:1 -9,782 -9,782 25-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.42 AUD CDI 1:1 -554 -554 25-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 56.42 AUD CDI 1:1 -303 -303 25-Nov-24 BlackRock Financial Management, Inc. on mkt sell 56.42 AUD CDI 1:1 -395 -395 25-Nov-24 BlackRock Asset Management Canada Limited on mkt sell 56.42 AUD CDI 1:1 -6,406 -6,406 25-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.42 AUD CDI 1:1 -3,462 -3,462 25-Nov-24 BlackRock Investment Management, LLC on mkt sell 56.42 AUD CDI 1:1 -1,445 -1,445 25-Nov-24 BlackRock Asset Management Canada Limited on mkt sell 56.42 AUD CDI 1:1 -914 -914 25-Nov-24 BlackRock Investment Management, LLC on mkt sell 56.42 AUD CDI 1:1 -930 -930 25-Nov-24 BlackRock Fund Advisors on mkt sell 56.42 AUD CDI 1:1 -9,977 -9,977 25-Nov-24 BlackRock Fund Advisors on mkt sell 56.42 AUD CDI 1:1 -10,096 -10,096 25-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.42 AUD CDI 1:1 -1,999 -1,999 25-Nov-24 BlackRock Asset Management Canada Limited on mkt sell 56.42 AUD CDI 1:1 -204 -204 25-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 56.42 AUD CDI 1:1 -273 -273 JHX page 23 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 25-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 56.42 AUD CDI 1:1 -7,775 -7,775 25-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 56.42 AUD CDI 1:1 -527 -527 25-Nov-24 BlackRock Fund Advisors on mkt sell 56.42 AUD CDI 1:1 -14,432 -14,432 25-Nov-24 BlackRock Fund Advisors on mkt sell 56.42 AUD CDI 1:1 -11,647 -11,647 25-Nov-24 BlackRock Fund Advisors on mkt sell 56.42 AUD CDI 1:1 -171 -171 25-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.42 AUD CDI 1:1 -558 -558 25-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.42 AUD CDI 1:1 -7,703 -7,703 25-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.42 AUD CDI 1:1 -2,944 -2,944 25-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.42 AUD CDI 1:1 -425 -425 25-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.42 AUD CDI 1:1 4,370 4,370 25-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 976 976 25-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 29 29 25-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,768 1,768 26-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 57.82 AUD CDI 1:1 -11 -11 26-Nov-24 BlackRock Investment Management, LLC on mkt sell 57.82 AUD CDI 1:1 -10 -10 26-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,270 4,270 26-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 57.60 AUD CDI 1:1 3,279 3,279 26-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 57.60 AUD CDI 1:1 582 582 26-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 57.60 AUD CDI 1:1 1,164 1,164 26-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 57.60 AUD CDI 1:1 485 485 26-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 57.60 AUD CDI 1:1 103 103 26-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 57.60 AUD CDI 1:1 64 64 26-Nov-24 BlackRock Investment Management, LLC on mkt buy 57.60 AUD CDI 1:1 1,152 1,152 26-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 57.60 AUD CDI 1:1 -28,235 -28,235 26-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 288 288 26-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 109 109 26-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 281 281 27-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.40 AUD CDI 1:1 -1,092 -1,092 27-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.40 AUD CDI 1:1 -197 -197 27-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.40 AUD CDI 1:1 -191 -191 27-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 56.40 AUD CDI 1:1 776 776 27-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 56.40 AUD CDI 1:1 706 706 27-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.40 AUD CDI 1:1 -9,553 -9,553 27-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.40 AUD CDI 1:1 -12,424 -12,424 27-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.40 AUD CDI 1:1 -1,079 -1,079 27-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 56.40 AUD CDI 1:1 -10,741 -10,741 27-Nov-24 BlackRock Investment Management, LLC on mkt sell 56.40 AUD CDI 1:1 -1,492 -1,492 27-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 79,245 79,245 27-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 787,171 787,171 27-Nov-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -17,743 -17,743 27-Nov-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 251,968 251,968 28-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.72 AUD CDI 1:1 3,496 3,496 28-Nov-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.72 AUD CDI 1:1 437 437 28-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 56.72 AUD CDI 1:1 -1,240 -1,240 28-Nov-24 BlackRock Capital Management, Inc. on mkt sell 56.72 AUD CDI 1:1 -1,557 -1,557 28-Nov-24 BlackRock Financial Management, Inc. on mkt sell 56.72 AUD CDI 1:1 -1,711 -1,711 28-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.72 AUD CDI 1:1 -2,231 -2,231 28-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.72 AUD CDI 1:1 -11,420 -11,420 JHX page 24 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 28-Nov-24 BlackRock Investment Management (UK) Limited on mkt buy 56.72 AUD CDI 1:1 2,539 2,539 29-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,807 4,807 29-Nov-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,171 7,171 29-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.41 AUD CDI 1:1 -1,146 -1,146 29-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.41 AUD CDI 1:1 -326 -326 29-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.41 AUD CDI 1:1 -331 -331 29-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.21 AUD CDI 1:1 -670 -670 29-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 56.21 AUD CDI 1:1 291 291 29-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 56.21 AUD CDI 1:1 1,455 1,455 29-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 56.21 AUD CDI 1:1 -227 -227 29-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.21 AUD CDI 1:1 -6,304 -6,304 29-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 56.21 AUD CDI 1:1 -339 -339 29-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.21 AUD CDI 1:1 -4,041 -4,041 29-Nov-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.21 AUD CDI 1:1 -398 -398 29-Nov-24 BlackRock Investment Management (UK) Limited on mkt sell 56.21 AUD CDI 1:1 -388 -388 29-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 56.21 AUD CDI 1:1 -622 -622 29-Nov-24 BlackRock Advisors (UK) Limited on mkt sell 56.21 AUD CDI 1:1 -2,249 -2,249 29-Nov-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.21 AUD CDI 1:1 -5,506 -5,506 29-Nov-24 BlackRock Financial Management, Inc. on mkt sell 56.21 AUD CDI 1:1 -1,051 -1,051 29-Nov-24 BlackRock Financial Management, Inc. on mkt buy 56.21 AUD CDI 1:1 476 476 29-Nov-24 BlackRock Asset Management Canada Limited on mkt buy 56.21 AUD CDI 1:1 6,729 6,729 29-Nov-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.21 AUD CDI 1:1 27,190 27,190 29-Nov-24 BlackRock Advisors (UK) Limited on mkt buy 56.21 AUD CDI 1:1 6,829 6,829 29-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -79,180 -79,180 29-Nov-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -785,543 -785,543 29-Nov-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -13,045 -13,045 29-Nov-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -251,968 -251,968 02-Dec-24 BlackRock Japan Co., Ltd. on mkt sell 56.41 AUD CDI 1:1 -19,138 -19,138 02-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 56.31 AUD CDI 1:1 787 787 02-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.31 AUD CDI 1:1 1,164 1,164 02-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.31 AUD CDI 1:1 776 776 02-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.31 AUD CDI 1:1 77 77 02-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 56.31 AUD CDI 1:1 -256 -256 02-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 56.31 AUD CDI 1:1 -817 -817 02-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.31 AUD CDI 1:1 9,870 9,870 02-Dec-24 BlackRock Capital Management, Inc. on mkt sell 56.31 AUD CDI 1:1 -1,194 -1,194 02-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.31 AUD CDI 1:1 -1,952 -1,952 02-Dec-24 BlackRock Financial Management, Inc. on mkt sell 56.31 AUD CDI 1:1 -68 -68 02-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 84 84 02-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,235 2,235 03-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 56.37 AUD CDI 1:1 -421 -421 03-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 56.65 AUD CDI 1:1 -189 -189 03-Dec-24 BlackRock Investment Management, LLC on mkt sell 56.65 AUD CDI 1:1 -189 -189 03-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 56.86 AUD CDI 1:1 -396 -396 03-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.86 AUD CDI 1:1 392 392 03-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 56.86 AUD CDI 1:1 -728 -728 03-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.86 AUD CDI 1:1 392 392 03-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.86 AUD CDI 1:1 392 392 03-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.86 AUD CDI 1:1 784 784 03-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.86 AUD CDI 1:1 78 78 03-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 56.86 AUD CDI 1:1 -1,016 -1,016 03-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.86 AUD CDI 1:1 286 286 JHX page 25 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 03-Dec-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.86 AUD CDI 1:1 20,068 20,068 03-Dec-24 BlackRock Investment Management (UK) Limited on mkt buy 56.86 AUD CDI 1:1 1,885 1,885 03-Dec-24 BlackRock Investment Management, LLC on mkt sell 56.86 AUD CDI 1:1 -1,121 -1,121 03-Dec-24 BlackRock Asset Management Canada Limited on mkt buy 56.86 AUD CDI 1:1 164 164 03-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2 -2 03-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 447 447 04-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.33 AUD CDI 1:1 -1,082 -1,082 04-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.33 AUD CDI 1:1 -239 -239 04-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 56.33 AUD CDI 1:1 -234 -234 04-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.54 AUD CDI 1:1 -5,244 -5,244 04-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 56.54 AUD CDI 1:1 -90 -90 04-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.54 AUD CDI 1:1 1,060 1,060 04-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.54 AUD CDI 1:1 784 784 04-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.54 AUD CDI 1:1 64 64 04-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 56.54 AUD CDI 1:1 1,362 1,362 04-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 56.54 AUD CDI 1:1 -6,924 -6,924 04-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.54 AUD CDI 1:1 -5,349 -5,349 04-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.54 AUD CDI 1:1 -2,897 -2,897 04-Dec-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.54 AUD CDI 1:1 4,312 4,312 04-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 56.54 AUD CDI 1:1 -93 -93 04-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 56.54 AUD CDI 1:1 -12,686 -12,686 04-Dec-24 BlackRock Institutional Trust Company, National Association on mkt buy 56.54 AUD CDI 1:1 4,377 4,377 04-Dec-24 BlackRock Investment Management (UK) Limited on mkt buy 56.54 AUD CDI 1:1 4,723 4,723 04-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 56.54 AUD CDI 1:1 -173 -173 04-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -21 -21 04-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,637 1,637 05-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 56.48 AUD CDI 1:1 -1,336 -1,336 05-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 55.16 AUD CDI 1:1 294 294 05-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 55.16 AUD CDI 1:1 1,568 1,568 05-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 55.16 AUD CDI 1:1 -255 -255 05-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 55.16 AUD CDI 1:1 1,362 1,362 05-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 55.16 AUD CDI 1:1 1,589 1,589 05-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 55.16 AUD CDI 1:1 -56 -56 05-Dec-24 BlackRock Capital Management, Inc. on mkt sell 55.16 AUD CDI 1:1 -638 -638 05-Dec-24 BlackRock Financial Management, Inc. on mkt sell 55.16 AUD CDI 1:1 -974 -974 05-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.16 AUD CDI 1:1 -759 -759 05-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 55.16 AUD CDI 1:1 -8,275 -8,275 05-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 531 531 05-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 234 234 06-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 54.81 AUD CDI 1:1 -343 -343 06-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,080 1,080 06-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 576 576 06-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,080 1,080 06-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.97 AUD CDI 1:1 -799 -799 06-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.97 AUD CDI 1:1 -161 -161 06-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.97 AUD CDI 1:1 -159 -159 06-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 55.01 AUD CDI 1:1 2,188 2,188 06-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 55.01 AUD CDI 1:1 582 582 JHX page 26 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 06-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 55.01 AUD CDI 1:1 485 485 06-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 55.01 AUD CDI 1:1 -190 -190 06-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 55.01 AUD CDI 1:1 -502 -502 06-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 55.01 AUD CDI 1:1 -2,259 -2,259 06-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 55.01 AUD CDI 1:1 -1,589 -1,589 06-Dec-24 BlackRock Investment Management (UK) Limited on mkt buy 55.01 AUD CDI 1:1 294 294 06-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 55.01 AUD CDI 1:1 -22,807 -22,807 06-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 55.01 AUD CDI 1:1 -1,123 -1,123 06-Dec-24 BlackRock Financial Management, Inc. on mkt buy 55.01 AUD CDI 1:1 990 990 06-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,484 3,484 06-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 233 233 06-Dec-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -3,048 -3,048 09-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 54.72 AUD CDI 1:1 -6,485 -6,485 09-Dec-24 BlackRock Investment Management (UK) Limited on mkt buy 55.12 AUD CDI 1:1 66,596 66,596 09-Dec-24 BlackRock Investment Management (UK) Limited on mkt buy 55.12 AUD CDI 1:1 2,356 2,356 09-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 55.12 AUD CDI 1:1 787 787 09-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 55.12 AUD CDI 1:1 -2,188 -2,188 09-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 55.12 AUD CDI 1:1 36 36 09-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 55.12 AUD CDI 1:1 294 294 09-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 55.12 AUD CDI 1:1 1,274 1,274 09-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 55.12 AUD CDI 1:1 -500 -500 09-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 55.12 AUD CDI 1:1 64 64 09-Dec-24 BlackRock Capital Management, Inc. on mkt sell 55.12 AUD CDI 1:1 -116 -116 09-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 55.12 AUD CDI 1:1 -1,152 -1,152 09-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -315 -315 09-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 297 297 09-Dec-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 1,666 1,666 10-Dec-24 BlackRock Investment Management (UK) Limited on mkt buy 54.57 AUD CDI 1:1 36 36 10-Dec-24 BlackRock Investment Management, LLC on mkt buy 54.57 AUD CDI 1:1 42 42 10-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,484 3,484 10-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,270 4,270 10-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 540 540 10-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 900 900 10-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 54.86 AUD CDI 1:1 168 168 10-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 54.86 AUD CDI 1:1 2,058 2,058 10-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 54.86 AUD CDI 1:1 -818 -818 10-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 54.86 AUD CDI 1:1 192 192 10-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.86 AUD CDI 1:1 -3,183 -3,183 10-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.86 AUD CDI 1:1 -1,298 -1,298 10-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.86 AUD CDI 1:1 -283 -283 10-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.86 AUD CDI 1:1 -1,319 -1,319 10-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.86 AUD CDI 1:1 -867 -867 10-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.86 AUD CDI 1:1 -3,471 -3,471 10-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 54.86 AUD CDI 1:1 -719 -719 10-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.86 AUD CDI 1:1 -303 -303 10-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,414 1,414 11-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 54.98 AUD CDI 1:1 -1,002 -1,002 11-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,160 -2,160 11-Dec-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.41 AUD CDI 1:1 7,263 7,263 11-Dec-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.41 AUD CDI 1:1 1,960 1,960 11-Dec-24 BlackRock Institutional Trust Company, National Association on mkt buy 54.41 AUD CDI 1:1 1,955 1,955 JHX page 27 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 11-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.33 AUD CDI 1:1 1,308 1,308 11-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.33 AUD CDI 1:1 787 787 11-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.33 AUD CDI 1:1 5,232 5,232 11-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.33 AUD CDI 1:1 592 592 11-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 54.33 AUD CDI 1:1 -4,000 -4,000 11-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 54.33 AUD CDI 1:1 3,408 3,408 11-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 54.33 AUD CDI 1:1 36 36 11-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 54.33 AUD CDI 1:1 36 36 11-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 54.33 AUD CDI 1:1 54 54 11-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 54.33 AUD CDI 1:1 784 784 11-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 54.33 AUD CDI 1:1 1,764 1,764 11-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 54.33 AUD CDI 1:1 -95 -95 11-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 54.33 AUD CDI 1:1 -190 -190 11-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 54.33 AUD CDI 1:1 -250 -250 11-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 54.33 AUD CDI 1:1 -6,580 -6,580 11-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.33 AUD CDI 1:1 -2,961 -2,961 11-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 54.33 AUD CDI 1:1 -929 -929 11-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,135 2,135 11-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -30 -30 11-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 971 971 12-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 54.21 AUD CDI 1:1 -6,202 -6,202 12-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 699 699 12-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 54.20 AUD CDI 1:1 36 36 12-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 54.20 AUD CDI 1:1 265 265 12-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 54.20 AUD CDI 1:1 2,156 2,156 12-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 54.20 AUD CDI 1:1 260 260 12-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 54.20 AUD CDI 1:1 195 195 12-Dec-24 BlackRock Financial Management, Inc. on mkt buy 54.20 AUD CDI 1:1 198 198 12-Dec-24 BlackRock Advisors, LLC on mkt buy 54.20 AUD CDI 1:1 6,112 6,112 12-Dec-24 BlackRock Capital Management, Inc. on mkt sell 54.20 AUD CDI 1:1 -994 -994 12-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 54.20 AUD CDI 1:1 -1,511 -1,511 12-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 54.20 AUD CDI 1:1 -8,197 -8,197 12-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,226 5,226 12-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,138 2,138 12-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,226 5,226 12-Dec-24 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -21,417 -21,417 12-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 132 132 12-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,569 1,569 13-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 53.50 AUD CDI 1:1 -592 -592 13-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.41 AUD CDI 1:1 -80 -80 13-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.41 AUD CDI 1:1 -80 -80 13-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,522 -9,522 13-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,276 4,276 13-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 360 360 13-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 53.59 AUD CDI 1:1 -4,300 -4,300 13-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.59 AUD CDI 1:1 1,372 1,372 13-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.59 AUD CDI 1:1 196 196 13-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.59 AUD CDI 1:1 79 79 13-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.59 AUD CDI 1:1 64 64 13-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.59 AUD CDI 1:1 912 912 13-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.59 AUD CDI 1:1 754 754 13-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.59 AUD CDI 1:1 -4,407 -4,407 13-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 53.59 AUD CDI 1:1 -11,064 -11,064 13-Dec-24 BlackRock Institutional Trust Company, National Association on mkt buy 53.59 AUD CDI 1:1 6,392 6,392 13-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,742 1,742 JHX page 28 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 13-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 172 172 13-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,459 1,459 16-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,226 5,226 16-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -775 -775 16-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 724 724 16-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.65 AUD CDI 1:1 72 72 16-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 53.65 AUD CDI 1:1 -91 -91 16-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.65 AUD CDI 1:1 224 224 16-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.65 AUD CDI 1:1 182 182 16-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.65 AUD CDI 1:1 250 250 16-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.65 AUD CDI 1:1 500 500 16-Dec-24 BlackRock Capital Management, Inc. on mkt sell 53.65 AUD CDI 1:1 -1,007 -1,007 16-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.65 AUD CDI 1:1 -6,831 -6,831 16-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.65 AUD CDI 1:1 -313 -313 16-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 2 2 16-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,686 -3,686 17-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 52.74 AUD CDI 1:1 -227 -227 17-Dec-24 BlackRock Investment Management, LLC on mkt sell 52.74 AUD CDI 1:1 -1,863 -1,863 17-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,299 -2,299 17-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,062 1,062 17-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.69 AUD CDI 1:1 1,096 1,096 17-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.69 AUD CDI 1:1 2,192 2,192 17-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 53.69 AUD CDI 1:1 -1,075 -1,075 17-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.69 AUD CDI 1:1 112 112 17-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.69 AUD CDI 1:1 588 588 17-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.69 AUD CDI 1:1 392 392 17-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.69 AUD CDI 1:1 490 490 17-Dec-24 BlackRock Fund Advisors on mkt sell 53.69 AUD CDI 1:1 -7,842 -7,842 17-Dec-24 BlackRock Fund Advisors on mkt sell 53.69 AUD CDI 1:1 -3,464 -3,464 17-Dec-24 BlackRock Fund Advisors on mkt sell 53.69 AUD CDI 1:1 -10,235 -10,235 17-Dec-24 BlackRock Fund Advisors on mkt sell 53.69 AUD CDI 1:1 -624 -624 17-Dec-24 BlackRock Fund Advisors on mkt sell 53.69 AUD CDI 1:1 -4,923 -4,923 17-Dec-24 BlackRock Fund Advisors on mkt sell 53.69 AUD CDI 1:1 -6,304 -6,304 17-Dec-24 BlackRock Investment Management, LLC on mkt buy 53.69 AUD CDI 1:1 699 699 17-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -496 -496 17-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,660 -1,660 17-Dec-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -1,865 -1,865 18-Dec-24 BlackRock Japan Co., Ltd. on mkt sell 54.03 AUD CDI 1:1 -2,718 -2,718 18-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,532 -1,532 18-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.82 AUD CDI 1:1 -1,308 -1,308 18-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 53.82 AUD CDI 1:1 787 787 18-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 53.82 AUD CDI 1:1 -1,096 -1,096 18-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.82 AUD CDI 1:1 36 36 18-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.82 AUD CDI 1:1 90 90 18-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.82 AUD CDI 1:1 392 392 18-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.82 AUD CDI 1:1 64 64 18-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 53.82 AUD CDI 1:1 -226 -226 18-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 53.82 AUD CDI 1:1 -456 -456 18-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 53.82 AUD CDI 1:1 1,633 1,633 18-Dec-24 BlackRock Asset Management Canada Limited on mkt buy 53.82 AUD CDI 1:1 4,168 4,168 18-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 53.82 AUD CDI 1:1 -721 -721 18-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 53.82 AUD CDI 1:1 -17,535 -17,535 18-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 53.82 AUD CDI 1:1 -2,991 -2,991 18-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 27 27 18-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 521 521 19-Dec-24 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 13,836 13,836 19-Dec-24 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 60,882 60,882 19-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 712 712 19-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 51.03 AUD CDI 1:1 90 90 JHX page 29 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 19-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 51.03 AUD CDI 1:1 -380 -380 19-Dec-24 BlackRock Financial Management, Inc. on mkt buy 51.03 AUD CDI 1:1 1,458 1,458 19-Dec-24 BlackRock Asset Management Canada Limited on mkt buy 51.03 AUD CDI 1:1 1,233 1,233 19-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 51.03 AUD CDI 1:1 2,315 2,315 19-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 51.03 AUD CDI 1:1 2,755 2,755 19-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 51.03 AUD CDI 1:1 -5,307 -5,307 19-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,852 -6,852 19-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -74 -74 19-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,044 -3,044 20-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 50.78 AUD CDI 1:1 -712 -712 20-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.92 AUD CDI 1:1 -179 -179 20-Dec-24 BlackRock Institutional Trust Company, National Association on mkt sell 50.92 AUD CDI 1:1 -204 -204 20-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,202 -6,202 20-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 50.85 AUD CDI 1:1 -1,555 -1,555 20-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 50.85 AUD CDI 1:1 -1,094 -1,094 20-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 50.85 AUD CDI 1:1 -31 -31 20-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.84 AUD CDI 1:1 54 54 20-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.84 AUD CDI 1:1 1,075 1,075 20-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.84 AUD CDI 1:1 588 588 20-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.84 AUD CDI 1:1 79 79 20-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.84 AUD CDI 1:1 118 118 20-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.84 AUD CDI 1:1 456 456 20-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 50.84 AUD CDI 1:1 -47,636 -47,636 20-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 50.84 AUD CDI 1:1 -1,368 -1,368 20-Dec-24 BlackRock Investment Management (Australia) Limited on mkt sell 50.84 AUD CDI 1:1 -419 -419 20-Dec-24 BlackRock Investment Management (UK) Limited on mkt sell 50.84 AUD CDI 1:1 -5,603 -5,603 20-Dec-24 BlackRock Investment Management (UK) Limited on mkt buy 50.84 AUD CDI 1:1 483 483 20-Dec-24 BlackRock Investment Management (UK) Limited on mkt buy 50.84 AUD CDI 1:1 4,276 4,276 20-Dec-24 BlackRock Institutional Trust Company, National Association on mkt buy 50.84 AUD CDI 1:1 2,992 2,992 20-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -43 -43 20-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -10,759 -10,759 20-Dec-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -10,424 -10,424 23-Dec-24 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 1,839 1,839 23-Dec-24 BlackRock Advisors (UK) Limited on mkt sell 50.90 AUD CDI 1:1 -1,075 -1,075 23-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 56 56 23-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 280 280 23-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 251 251 23-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 819 819 23-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.90 AUD CDI 1:1 327 327 23-Dec-24 BlackRock Financial Management, Inc. on mkt buy 50.90 AUD CDI 1:1 363 363 23-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.90 AUD CDI 1:1 2,224 2,224 23-Dec-24 BlackRock Investment Management, LLC on mkt buy 50.90 AUD CDI 1:1 517 517 23-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -37 -37 23-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,956 -3,956 24-Dec-24 BlackRock Advisors, LLC on mkt buy 50.96 AUD CDI 1:1 2,821 2,821 24-Dec-24 BlackRock Institutional Trust Company, National Association on mkt buy 50.96 AUD CDI 1:1 875 875 24-Dec-24 BlackRock Advisors, LLC on mkt buy 50.96 AUD CDI 1:1 49 49 24-Dec-24 BlackRock Advisors, LLC on mkt buy 50.96 AUD CDI 1:1 944 944 JHX page 30 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Dec-24 BlackRock Investment Management, LLC on mkt buy 50.96 AUD CDI 1:1 595 595 24-Dec-24 BlackRock (Singapore) Limited on mkt buy 50.96 AUD CDI 1:1 4,878 4,878 24-Dec-24 BlackRock Investment Management (UK) Limited on mkt buy 50.96 AUD CDI 1:1 217 217 24-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.96 AUD CDI 1:1 22 22 24-Dec-24 BlackRock Investment Management, LLC on mkt buy 50.96 AUD CDI 1:1 233 233 24-Dec-24 BlackRock Investment Management, LLC on mkt buy 50.96 AUD CDI 1:1 563 563 24-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.78 AUD CDI 1:1 1,075 1,075 24-Dec-24 BlackRock Investment Management (UK) Limited on mkt buy 50.78 AUD CDI 1:1 1,580 1,580 24-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.78 AUD CDI 1:1 287 287 24-Dec-24 BlackRock Investment Management (UK) Limited on mkt buy 50.78 AUD CDI 1:1 1,226 1,226 24-Dec-24 BlackRock Institutional Trust Company, National Association on mkt buy 50.78 AUD CDI 1:1 3,494 3,494 24-Dec-24 BlackRock Fund Advisors on mkt buy 50.78 AUD CDI 1:1 1,783 1,783 24-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 79,138 79,138 24-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 775,325 775,325 24-Dec-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 13,045 13,045 24-Dec-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 238,297 238,297 26-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 20 20 26-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,099 2,099 26-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -79,301 -79,301 26-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -778,592 -778,592 26-Dec-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -13,045 -13,045 26-Dec-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -238,297 -238,297 27-Dec-24 BlackRock Japan Co., Ltd. on mkt sell 50.59 AUD CDI 1:1 -17,662 -17,662 27-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.96 AUD CDI 1:1 665 665 27-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.96 AUD CDI 1:1 294 294 27-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.96 AUD CDI 1:1 490 490 27-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.96 AUD CDI 1:1 2,746 2,746 27-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.96 AUD CDI 1:1 2,637 2,637 27-Dec-24 BlackRock Institutional Trust Company, National Association on mkt buy 50.96 AUD CDI 1:1 22,788 22,788 27-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.96 AUD CDI 1:1 192 192 27-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,496 -2,496 27-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -659 -659 27-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,820 -1,820 30-Dec-24 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,500 1,500 30-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.61 AUD CDI 1:1 787 787 30-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.61 AUD CDI 1:1 872 872 30-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 171 171 30-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 171 171 30-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 196 196 30-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 392 392 30-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 251 251 30-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 232 232 30-Dec-24 BlackRock Capital Management, Inc. on mkt buy 50.61 AUD CDI 1:1 904 904 30-Dec-24 BlackRock Asset Management Canada Limited on mkt sell 50.61 AUD CDI 1:1 -11,926 -11,926 30-Dec-24 BlackRock Financial Management, Inc. on mkt buy 50.61 AUD CDI 1:1 1,954 1,954 30-Dec-24 BlackRock Asset Management Canada Limited on mkt buy 50.61 AUD CDI 1:1 121 121 30-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 158 158 30-Dec-24 BlackRock Investment Management, LLC on mkt buy 50.61 AUD CDI 1:1 513 513 30-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.61 AUD CDI 1:1 1,132 1,132 30-Dec-24 BlackRock Investment Management (Australia) Limited on mkt buy 50.61 AUD CDI 1:1 10,344 10,344 30-Dec-24 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 69,289 69,289 JHX page 31 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 30-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -61 -61 30-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 -6,183 -6,183 31-Dec-24 BlackRock Advisors (UK) Limited on mkt buy 50.07 AUD CDI 1:1 1,588 1,588 31-Dec-24 BlackRock Investment Management (UK) Limited on mkt buy 50.07 AUD CDI 1:1 289 289 31-Dec-24 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -1,200 -1,200 31-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 78,023 78,023 31-Dec-24 APERIO GROUP LLC in specie n/a USD ADR 1:1 757,713 757,713 31-Dec-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 13,045 13,045 31-Dec-24 APERIO GROUP LLC in specie n/a AUD CDI 1:1 238,297 238,297 02-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 351 351 02-Jan-25 BlackRock Investment Management (Australia) Limited on mkt sell 50.09 AUD CDI 1:1 -333 -333 02-Jan-25 BlackRock Capital Management, Inc. on mkt buy 50.03 AUD CDI 1:1 766 766 02-Jan-25 BlackRock Financial Management, Inc. on mkt buy 50.03 AUD CDI 1:1 1,777 1,777 02-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 50.03 AUD CDI 1:1 -7,305 -7,305 02-Jan-25 BlackRock Advisors, LLC on mkt buy 50.03 AUD CDI 1:1 3,179 3,179 02-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 50.03 AUD CDI 1:1 -14,906 -14,906 02-Jan-25 BlackRock Asset Management Canada Limited on mkt sell 50.03 AUD CDI 1:1 -172 -172 02-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.03 AUD CDI 1:1 400 400 02-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.03 AUD CDI 1:1 4,036 4,036 02-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -78,234 -78,234 02-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -761,656 -761,656 02-Jan-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -13,045 -13,045 02-Jan-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -238,297 -238,297 03-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 49.77 AUD CDI 1:1 1,872 1,872 03-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 49.77 AUD CDI 1:1 282 282 03-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 49.77 AUD CDI 1:1 326 326 03-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,312 3,312 03-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,070 2,070 03-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 49.77 AUD CDI 1:1 1,744 1,744 03-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.77 AUD CDI 1:1 228 228 03-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.77 AUD CDI 1:1 285 285 03-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.77 AUD CDI 1:1 297 297 03-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.77 AUD CDI 1:1 128 128 03-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 49.77 AUD CDI 1:1 805 805 03-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 49.77 AUD CDI 1:1 -6,349 -6,349 03-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 49.77 AUD CDI 1:1 1,369 1,369 03-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 49.77 AUD CDI 1:1 396 396 03-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -281 -281 03-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,740 -1,740 05-Jan-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -69,289 -69,289 06-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 50.03 AUD CDI 1:1 -1,302 -1,302 06-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 49.62 AUD CDI 1:1 12,208 12,208 06-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.62 AUD CDI 1:1 2,196 2,196 06-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.62 AUD CDI 1:1 3,294 3,294 06-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.62 AUD CDI 1:1 1,067 1,067 06-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.62 AUD CDI 1:1 294 294 06-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.62 AUD CDI 1:1 392 392 06-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.62 AUD CDI 1:1 784 784 06-Jan-25 BlackRock Capital Management, Inc. on mkt buy 49.62 AUD CDI 1:1 1,101 1,101 06-Jan-25 BlackRock Financial Management, Inc. on mkt buy 49.62 AUD CDI 1:1 831 831 06-Jan-25 BlackRock Investment Management (Australia) Limited on mkt sell 49.62 AUD CDI 1:1 -5,610 -5,610 JHX page 32 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 06-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 49.62 AUD CDI 1:1 -3,176 -3,176 06-Jan-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 46,889 46,889 06-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -363 -363 06-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,495 3,495 07-Jan-25 BlackRock Investment Management (UK) Limited on mkt buy 50.10 AUD CDI 1:1 215 215 07-Jan-25 BlackRock Investment Management, LLC on mkt buy 50.10 AUD CDI 1:1 228 228 07-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.10 AUD CDI 1:1 10,392 10,392 07-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.10 AUD CDI 1:1 238 238 07-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.10 AUD CDI 1:1 495 495 07-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.10 AUD CDI 1:1 500 500 07-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.10 AUD CDI 1:1 64 64 07-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.10 AUD CDI 1:1 -20,574 -20,574 07-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.10 AUD CDI 1:1 419 419 07-Jan-25 BlackRock Investment Management, LLC on mkt buy 50.10 AUD CDI 1:1 526 526 07-Jan-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -11,500 -11,500 07-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -225 -225 07-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,355 -1,355 08-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,881 -1,881 08-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 824 824 08-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,888 9,888 08-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,442 1,442 08-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.47 AUD CDI 1:1 6,112 6,112 08-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.47 AUD CDI 1:1 1,130 1,130 08-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.47 AUD CDI 1:1 1,058 1,058 08-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.73 AUD CDI 1:1 11,258 11,258 08-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.73 AUD CDI 1:1 7,203 7,203 08-Jan-25 BlackRock Investment Management (UK) Limited on mkt buy 50.73 AUD CDI 1:1 659 659 08-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.73 AUD CDI 1:1 4,811 4,811 08-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.73 AUD CDI 1:1 1,102 1,102 08-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 50.73 AUD CDI 1:1 -1,334 -1,334 08-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 50.73 AUD CDI 1:1 -17,434 -17,434 08-Jan-25 BlackRock Investment Management (UK) Limited on mkt buy 50.73 AUD CDI 1:1 4,993 4,993 08-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.73 AUD CDI 1:1 3,294 3,294 08-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.73 AUD CDI 1:1 108 108 08-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.73 AUD CDI 1:1 1,067 1,067 08-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.73 AUD CDI 1:1 686 686 08-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.73 AUD CDI 1:1 392 392 08-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.73 AUD CDI 1:1 490 490 08-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 50.73 AUD CDI 1:1 -504 -504 08-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 50.73 AUD CDI 1:1 -1,059 -1,059 08-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 50.73 AUD CDI 1:1 -13,832 -13,832 08-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.73 AUD CDI 1:1 937 937 08-Jan-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -35,389 -35,389 08-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -923 -923 09-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.34 AUD CDI 1:1 23,382 23,382 09-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.34 AUD CDI 1:1 787 787 09-Jan-25 BlackRock Capital Management, Inc. on mkt buy 50.34 AUD CDI 1:1 1,222 1,222 09-Jan-25 BlackRock Financial Management, Inc. on mkt buy 50.34 AUD CDI 1:1 465 465 JHX page 33 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 09-Jan-25 BlackRock Investment Management (UK) Limited on mkt buy 50.34 AUD CDI 1:1 1,865 1,865 09-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.34 AUD CDI 1:1 1,215 1,215 09-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.34 AUD CDI 1:1 10,011 10,011 09-Jan-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 1,452 1,452 10-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,157 -5,157 10-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,299 2,299 10-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,299 2,299 10-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.34 AUD CDI 1:1 5,336 5,336 10-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.34 AUD CDI 1:1 1,213 1,213 10-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.34 AUD CDI 1:1 1,220 1,220 10-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.37 AUD CDI 1:1 294 294 10-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.37 AUD CDI 1:1 294 294 10-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.37 AUD CDI 1:1 588 588 10-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.37 AUD CDI 1:1 686 686 10-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.37 AUD CDI 1:1 177 177 10-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.37 AUD CDI 1:1 5,155 5,155 10-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.37 AUD CDI 1:1 2,561 2,561 10-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.37 AUD CDI 1:1 887 887 10-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 50.37 AUD CDI 1:1 -3,330 -3,330 10-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 653 653 10-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -395 -395 13-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 49.36 AUD CDI 1:1 -53,529 -53,529 13-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 49.36 AUD CDI 1:1 -2,932 -2,932 13-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.39 AUD CDI 1:1 18 18 13-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.39 AUD CDI 1:1 72 72 13-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.39 AUD CDI 1:1 490 490 13-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 49.39 AUD CDI 1:1 1,960 1,960 13-Jan-25 BlackRock Capital Management, Inc. on mkt buy 49.39 AUD CDI 1:1 1,967 1,967 13-Jan-25 BlackRock Financial Management, Inc. on mkt buy 49.39 AUD CDI 1:1 1,049 1,049 13-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -199 -199 13-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -948 -948 13-Jan-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 664 664 14-Jan-25 BlackRock Japan Co., Ltd. on mkt sell 50.86 AUD CDI 1:1 -1,931 -1,931 14-Jan-25 BlackRock Japan Co., Ltd. on mkt buy 50.82 AUD CDI 1:1 17,978 17,978 14-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 50.97 AUD CDI 1:1 2,192 2,192 14-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 50.97 AUD CDI 1:1 -228 -228 14-Jan-25 BlackRock Investment Management (UK) Limited on mkt buy 50.97 AUD CDI 1:1 763 763 14-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 50.97 AUD CDI 1:1 -1,616 -1,616 14-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -77 -77 14-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -982 -982 15-Jan-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.58 AUD CDI 1:1 -92 -92 15-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 51.60 AUD CDI 1:1 3,539 3,539 15-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 51.60 AUD CDI 1:1 514 514 15-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 51.60 AUD CDI 1:1 527 527 15-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 51.52 AUD CDI 1:1 -15,659 -15,659 15-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 51.52 AUD CDI 1:1 -1,088 -1,088 15-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 51.52 AUD CDI 1:1 392 392 15-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 51.52 AUD CDI 1:1 490 490 15-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 51.52 AUD CDI 1:1 249 249 15-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 51.52 AUD CDI 1:1 5,127 5,127 15-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 51.52 AUD CDI 1:1 -494 -494 JHX page 34 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 15-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 51.52 AUD CDI 1:1 1,871 1,871 15-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 51.52 AUD CDI 1:1 598 598 15-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 51.52 AUD CDI 1:1 -7,102 -7,102 15-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -326 -326 15-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -18 -18 16-Jan-25 BlackRock Investment Management, LLC on mkt buy 53.86 AUD CDI 1:1 11 11 16-Jan-25 BlackRock Capital Management, Inc. on mkt buy 54.49 AUD CDI 1:1 3,952 3,952 16-Jan-25 BlackRock Financial Management, Inc. on mkt buy 54.49 AUD CDI 1:1 2,273 2,273 16-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 54.49 AUD CDI 1:1 3,318 3,318 16-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 54.49 AUD CDI 1:1 24,097 24,097 16-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 54.56 AUD CDI 1:1 -1,067 -1,067 16-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 54.56 AUD CDI 1:1 1,135 1,135 16-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 41 41 16-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 428 428 17-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 53.86 AUD CDI 1:1 4,761 4,761 17-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 53.86 AUD CDI 1:1 842 842 17-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 53.86 AUD CDI 1:1 850 850 17-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,101 -3,101 17-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,097 2,097 17-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,468 6,468 17-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,239 -1,239 17-Jan-25 BlackRock Investment Management (UK) Limited on mkt buy 53.63 AUD CDI 1:1 10,457 10,457 17-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 53.64 AUD CDI 1:1 4,542 4,542 17-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 53.64 AUD CDI 1:1 1,147 1,147 17-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 53.64 AUD CDI 1:1 1,163 1,163 17-Jan-25 BlackRock Asset Management Canada Limited on mkt buy 53.63 AUD CDI 1:1 14,572 14,572 17-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 53.63 AUD CDI 1:1 980 980 17-Jan-25 BlackRock Investment Management (Australia) Limited on mkt sell 53.63 AUD CDI 1:1 -4,382 -4,382 17-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 77,561 77,561 17-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 758,734 758,734 17-Jan-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 13,045 13,045 17-Jan-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 240,413 240,413 20-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 54.41 AUD CDI 1:1 -4,977 -4,977 20-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 54.50 AUD CDI 1:1 787 787 20-Jan-25 BlackRock Capital Management, Inc. on mkt buy 54.50 AUD CDI 1:1 177 177 20-Jan-25 BlackRock Financial Management, Inc. on mkt buy 54.50 AUD CDI 1:1 188 188 20-Jan-25 BlackRock Investment Management, LLC on mkt buy 54.50 AUD CDI 1:1 507 507 20-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 54.50 AUD CDI 1:1 -278 -278 21-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 54.83 AUD CDI 1:1 1,096 1,096 21-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 54.83 AUD CDI 1:1 76 76 21-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 54.83 AUD CDI 1:1 192 192 21-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 54.83 AUD CDI 1:1 -454 -454 21-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 54.83 AUD CDI 1:1 -3,278 -3,278 21-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 54.83 AUD CDI 1:1 -19,148 -19,148 21-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 54.83 AUD CDI 1:1 4,330 4,330 21-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -77,171 -77,171 21-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -755,905 -755,905 21-Jan-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -13,045 -13,045 21-Jan-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -240,413 -240,413 JHX page 35 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 22-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 54.89 AUD CDI 1:1 -297 -297 22-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 54.36 AUD CDI 1:1 -193 -193 22-Jan-25 BlackRock Investment Management, LLC on mkt sell 54.36 AUD CDI 1:1 -201 -201 22-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 54.32 AUD CDI 1:1 -73 -73 22-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 54.32 AUD CDI 1:1 -72 -72 22-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 54.47 AUD CDI 1:1 1,067 1,067 22-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 54.47 AUD CDI 1:1 -1,311 -1,311 22-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 54.47 AUD CDI 1:1 -766 -766 22-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 54.47 AUD CDI 1:1 -23,436 -23,436 22-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 54.47 AUD CDI 1:1 -12,779 -12,779 22-Jan-25 BlackRock International Limited on mkt sell 54.47 AUD CDI 1:1 -340 -340 22-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 54.47 AUD CDI 1:1 -940 -940 22-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 54.47 AUD CDI 1:1 22,060 22,060 22-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,542 2,542 22-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -64 -64 22-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 16 16 23-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,854 1,854 23-Jan-25 BlackRock Institutional Trust Company, National Association on mkt buy 54.23 AUD CDI 1:1 31,967 31,967 23-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 54.25 AUD CDI 1:1 76 76 23-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 54.25 AUD CDI 1:1 279 279 23-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 54.25 AUD CDI 1:1 64 64 23-Jan-25 BlackRock Capital Management, Inc. on mkt sell 54.25 AUD CDI 1:1 -256 -256 23-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,876 -6,876 23-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 132 132 23-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 660 660 24-Jan-25 BlackRock Investment Management (UK) Limited on mkt buy 53.86 AUD CDI 1:1 5,484 5,484 24-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,091 2,091 24-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -384 -384 24-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 53.06 AUD CDI 1:1 55 55 24-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 53.06 AUD CDI 1:1 93 93 24-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 53.06 AUD CDI 1:1 186 186 24-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 53.06 AUD CDI 1:1 22 22 24-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 53.06 AUD CDI 1:1 161 161 24-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 53.06 AUD CDI 1:1 147 147 24-Jan-25 BlackRock Investment Management (Australia) Limited on mkt sell 53.06 AUD CDI 1:1 -580 -580 24-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 53.06 AUD CDI 1:1 -1,140 -1,140 24-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -8 -8 24-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,897 2,897 27-Jan-25 BlackRock (Singapore) Limited in specie n/a AUD CDI 1:1 410 410 27-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 73 73 27-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 475 475 28-Jan-25 BlackRock Investment Management (UK) Limited on mkt buy 54.00 AUD CDI 1:1 194 194 28-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 351 351 28-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,933 3,933 28-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 54.06 AUD CDI 1:1 -1,282 -1,282 28-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 53.70 AUD CDI 1:1 165 165 28-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 53.70 AUD CDI 1:1 171 171 28-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 53.70 AUD CDI 1:1 76 76 28-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 53.70 AUD CDI 1:1 279 279 28-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 53.70 AUD CDI 1:1 558 558 28-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 53.70 AUD CDI 1:1 -421 -421 28-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 53.70 AUD CDI 1:1 -228 -228 JHX page 36 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 28-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 53.70 AUD CDI 1:1 -965 -965 28-Jan-25 BlackRock Advisors, LLC on mkt sell 53.70 AUD CDI 1:1 -906 -906 28-Jan-25 BlackRock International Limited on mkt sell 53.70 AUD CDI 1:1 -586 -586 28-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 53.70 AUD CDI 1:1 -1,097 -1,097 28-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 53.70 AUD CDI 1:1 787 787 28-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 60 60 28-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 616 616 29-Jan-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,120 -1,120 29-Jan-25 BlackRock Investment Management (Australia) Limited on mkt sell 53.69 AUD CDI 1:1 -18,748 -18,748 29-Jan-25 BlackRock Investment Management (Australia) Limited on mkt sell 53.69 AUD CDI 1:1 -12,923 -12,923 29-Jan-25 BlackRock Investment Management (Australia) Limited on mkt sell 53.69 AUD CDI 1:1 -3,012 -3,012 29-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 53.70 AUD CDI 1:1 -8,111 -8,111 29-Jan-25 BlackRock Investment Management, LLC on mkt buy 53.70 AUD CDI 1:1 677 677 29-Jan-25 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -40,822 -40,822 29-Jan-25 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 40,822 40,822 29-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 80 80 29-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 374 374 30-Jan-25 BlackRock Capital Management, Inc. on mkt sell 53.49 AUD CDI 1:1 -6,326 -6,326 30-Jan-25 BlackRock Investment Management (Australia) Limited on mkt sell 53.49 AUD CDI 1:1 -29,522 -29,522 30-Jan-25 BlackRock Financial Management, Inc. on mkt sell 53.49 AUD CDI 1:1 -2,635 -2,635 30-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 53.54 AUD CDI 1:1 3,464 3,464 30-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 53.54 AUD CDI 1:1 1,067 1,067 30-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 53.54 AUD CDI 1:1 1,067 1,067 30-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 53.54 AUD CDI 1:1 4,232 4,232 30-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 53.54 AUD CDI 1:1 171 171 30-Jan-25 BlackRock Investment Management (Australia) Limited on mkt buy 53.54 AUD CDI 1:1 8,744 8,744 30-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -221 -221 30-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,108 1,108 31-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 54.62 AUD CDI 1:1 -2,413 -2,413 31-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 54.62 AUD CDI 1:1 -1,015 -1,015 31-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 54.62 AUD CDI 1:1 -1,014 -1,014 31-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 54.63 AUD CDI 1:1 171 171 31-Jan-25 BlackRock Advisors (UK) Limited on mkt buy 54.63 AUD CDI 1:1 294 294 31-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 54.63 AUD CDI 1:1 -227 -227 31-Jan-25 BlackRock Fund Advisors on mkt sell 54.63 AUD CDI 1:1 -2,926 -2,926 31-Jan-25 BlackRock Investment Management (Australia) Limited on mkt sell 54.63 AUD CDI 1:1 -1,136 -1,136 31-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 54.63 AUD CDI 1:1 -1,786 -1,786 31-Jan-25 BlackRock Advisors (UK) Limited on mkt sell 54.63 AUD CDI 1:1 -2,644 -2,644 31-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 54.63 AUD CDI 1:1 -1,505 -1,505 31-Jan-25 BlackRock Investment Management (Australia) Limited on mkt sell 54.63 AUD CDI 1:1 -283 -283 31-Jan-25 BlackRock Institutional Trust Company, National Association on mkt sell 54.63 AUD CDI 1:1 -2,148 -2,148 31-Jan-25 BlackRock Investment Management (UK) Limited on mkt sell 54.63 AUD CDI 1:1 -1,251 -1,251 31-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 70 70 31-Jan-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,297 1,297 03-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,101 -3,101 03-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 410 410 03-Feb-25 BlackRock Investment Management (UK) Limited on mkt sell 52.21 AUD CDI 1:1 -888 -888 03-Feb-25 BlackRock Japan Co., Ltd. on mkt sell 51.94 AUD CDI 1:1 -25,490 -25,490 JHX page 37 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 03-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 51.91 AUD CDI 1:1 1,574 1,574 03-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 51.91 AUD CDI 1:1 -2,196 -2,196 03-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.91 AUD CDI 1:1 171 171 03-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.91 AUD CDI 1:1 285 285 03-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 51.91 AUD CDI 1:1 -156 -156 03-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 51.91 AUD CDI 1:1 -503 -503 03-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.91 AUD CDI 1:1 817 817 03-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.91 AUD CDI 1:1 1,555 1,555 03-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 51.91 AUD CDI 1:1 420 420 03-Feb-25 BlackRock Capital Management, Inc. on mkt sell 51.91 AUD CDI 1:1 -950 -950 03-Feb-25 BlackRock Financial Management, Inc. on mkt sell 51.91 AUD CDI 1:1 -763 -763 03-Feb-25 BlackRock Asset Management Canada Limited on mkt buy 51.91 AUD CDI 1:1 122 122 03-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 123 123 03-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 7,145 7,145 04-Feb-25 BlackRock Fund Advisors on mkt buy 52.98 AUD CDI 1:1 2,185 2,185 04-Feb-25 BlackRock Investment Management (UK) Limited on mkt sell 52.67 AUD CDI 1:1 -1,351 -1,351 04-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,230 1,230 04-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.07 AUD CDI 1:1 2,192 2,192 04-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 52.07 AUD CDI 1:1 -1,096 -1,096 04-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.07 AUD CDI 1:1 2,134 2,134 04-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.07 AUD CDI 1:1 291 291 04-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.07 AUD CDI 1:1 388 388 04-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.07 AUD CDI 1:1 94 94 04-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.07 AUD CDI 1:1 816 816 04-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.07 AUD CDI 1:1 118 118 04-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 52.07 AUD CDI 1:1 -228 -228 04-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.07 AUD CDI 1:1 430 430 04-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 52.07 AUD CDI 1:1 -1,013 -1,013 04-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.07 AUD CDI 1:1 369 369 04-Feb-25 BlackRock Investment Management, LLC on mkt sell 52.07 AUD CDI 1:1 -1,814 -1,814 04-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -64 -64 04-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,267 2,267 05-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.53 AUD CDI 1:1 171 171 05-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.53 AUD CDI 1:1 588 588 05-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.53 AUD CDI 1:1 64 64 05-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.53 AUD CDI 1:1 228 228 05-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.53 AUD CDI 1:1 172 172 05-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 52.53 AUD CDI 1:1 163 163 05-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 52.53 AUD CDI 1:1 908 908 05-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 52.53 AUD CDI 1:1 1,332 1,332 05-Feb-25 BlackRock Investment Management (UK) Limited on mkt sell 52.53 AUD CDI 1:1 -16,585 -16,585 05-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 141 141 05-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,238 1,238 06-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 53.82 AUD CDI 1:1 -9,616 -9,616 06-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 53.78 AUD CDI 1:1 297 297 06-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 53.78 AUD CDI 1:1 421 421 06-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 53.78 AUD CDI 1:1 -1,061 -1,061 06-Feb-25 BlackRock Investment Management, LLC on mkt sell 53.78 AUD CDI 1:1 -1,554 -1,554 06-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 53.78 AUD CDI 1:1 -1,805 -1,805 06-Feb-25 BlackRock Institutional Trust Company, National Association on mkt buy 53.78 AUD CDI 1:1 970 970 06-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -61 -61 06-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 518 518 07-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 53.99 AUD CDI 1:1 -3,996 -3,996 07-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 53.98 AUD CDI 1:1 4,330 4,330 07-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 53.98 AUD CDI 1:1 128 128 JHX page 38 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 07-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 53.98 AUD CDI 1:1 2,138 2,138 07-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 53.98 AUD CDI 1:1 325 325 07-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 53.98 AUD CDI 1:1 549 549 07-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 182 182 07-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,152 1,152 10-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,360 3,360 10-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,100 2,100 10-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 53.23 AUD CDI 1:1 297 297 10-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 53.23 AUD CDI 1:1 320 320 10-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 53.23 AUD CDI 1:1 1,388 1,388 10-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 53.23 AUD CDI 1:1 616 616 10-Feb-25 BlackRock Capital Management, Inc. on mkt buy 53.23 AUD CDI 1:1 265 265 10-Feb-25 BlackRock Financial Management, Inc. on mkt sell 53.23 AUD CDI 1:1 -1,621 -1,621 10-Feb-25 BlackRock Investment Management, LLC on mkt buy 53.23 AUD CDI 1:1 507 507 10-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 17 17 10-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 423 423 11-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 53.15 AUD CDI 1:1 228 228 11-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 53.15 AUD CDI 1:1 -950 -950 11-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 16 16 11-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 637 637 12-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 52.49 AUD CDI 1:1 -8,683 -8,683 12-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 52.49 AUD CDI 1:1 -2,202 -2,202 12-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 52.49 AUD CDI 1:1 -2,175 -2,175 12-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.50 AUD CDI 1:1 114 114 12-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.50 AUD CDI 1:1 588 588 12-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.50 AUD CDI 1:1 196 196 12-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 52.50 AUD CDI 1:1 128 128 12-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 52.50 AUD CDI 1:1 -456 -456 12-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 52.50 AUD CDI 1:1 -344 -344 12-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 52.50 AUD CDI 1:1 -1,781 -1,781 12-Feb-25 BlackRock Institutional Trust Company, National Association on mkt buy 52.50 AUD CDI 1:1 12,808 12,808 12-Feb-25 BlackRock Investment Management (UK) Limited on mkt sell 52.50 AUD CDI 1:1 -13,400 -13,400 12-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -312 -312 12-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,279 2,279 12-Feb-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 1,174 1,174 13-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 51.04 AUD CDI 1:1 787 787 13-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.04 AUD CDI 1:1 72 72 13-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.04 AUD CDI 1:1 171 171 13-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.04 AUD CDI 1:1 98 98 13-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.04 AUD CDI 1:1 196 196 13-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.04 AUD CDI 1:1 196 196 13-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.04 AUD CDI 1:1 490 490 13-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.04 AUD CDI 1:1 128 128 13-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.04 AUD CDI 1:1 59 59 13-Feb-25 BlackRock Capital Management, Inc. on mkt sell 51.04 AUD CDI 1:1 -621 -621 13-Feb-25 BlackRock Financial Management, Inc. on mkt sell 51.04 AUD CDI 1:1 -4,339 -4,339 13-Feb-25 BlackRock Investment Management, LLC on mkt sell 51.04 AUD CDI 1:1 -1,283 -1,283 13-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.04 AUD CDI 1:1 -1,967 -1,967 13-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.04 AUD CDI 1:1 -9,617 -9,617 13-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -342 -342 13-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,474 1,474 14-Feb-25 BlackRock Investment Management (UK) Limited on mkt sell 51.73 AUD CDI 1:1 -8,395 -8,395 JHX page 39 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 14-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 51.51 AUD CDI 1:1 -2,641 -2,641 14-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 51.51 AUD CDI 1:1 -356 -356 14-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 51.51 AUD CDI 1:1 -351 -351 14-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.45 AUD CDI 1:1 594 594 14-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.45 AUD CDI 1:1 421 421 14-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 51.45 AUD CDI 1:1 -250 -250 14-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.45 AUD CDI 1:1 64 64 14-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.45 AUD CDI 1:1 320 320 14-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 51.45 AUD CDI 1:1 -416 -416 14-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 51.45 AUD CDI 1:1 1,275 1,275 14-Feb-25 BlackRock Investment Management, LLC on mkt sell 51.45 AUD CDI 1:1 -2,427 -2,427 14-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 77,593 77,593 14-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 783,515 783,515 14-Feb-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 13,045 13,045 14-Feb-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 241,587 241,587 17-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.97 AUD CDI 1:1 866 866 17-Feb-25 BlackRock Investment Management (UK) Limited on mkt sell 50.97 AUD CDI 1:1 -4,667 -4,667 17-Feb-25 BlackRock Capital Management, Inc. on mkt sell 50.97 AUD CDI 1:1 -1,113 -1,113 17-Feb-25 BlackRock Financial Management, Inc. on mkt sell 50.97 AUD CDI 1:1 -2,209 -2,209 18-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,665 6,665 18-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -700 -700 18-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,314 -10,314 18-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.23 AUD CDI 1:1 3,313 3,313 18-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.37 AUD CDI 1:1 787 787 18-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 50.37 AUD CDI 1:1 -144 -144 18-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 50.37 AUD CDI 1:1 -342 -342 18-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.37 AUD CDI 1:1 224 224 18-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.37 AUD CDI 1:1 97 97 18-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.37 AUD CDI 1:1 776 776 18-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.37 AUD CDI 1:1 776 776 18-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.37 AUD CDI 1:1 1,067 1,067 18-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 50.37 AUD CDI 1:1 -87 -87 18-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 50.37 AUD CDI 1:1 -23,697 -23,697 18-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,438 -3,438 18-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -77,578 -77,578 18-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -782,954 -782,954 18-Feb-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -13,045 -13,045 18-Feb-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -241,587 -241,587 19-Feb-25 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 -1,106 -1,106 19-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,700 1,700 19-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.94 AUD CDI 1:1 228 228 19-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.94 AUD CDI 1:1 94 94 19-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.94 AUD CDI 1:1 256 256 19-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 51.94 AUD CDI 1:1 -684 -684 19-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 51.61 AUD CDI 1:1 -1,216 -1,216 19-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.94 AUD CDI 1:1 -686 -686 19-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.94 AUD CDI 1:1 -1,268 -1,268 19-Feb-25 BlackRock Investment Management (UK) Limited on mkt sell 51.94 AUD CDI 1:1 -14,887 -14,887 19-Feb-25 BlackRock Asset Management Canada Limited on mkt buy 51.94 AUD CDI 1:1 131 131 19-Feb-25 BlackRock Financial Management, Inc. on mkt buy 51.94 AUD CDI 1:1 119 119 19-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,157 5,157 19-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -161 -161 19-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -5,683 -5,683 20-Feb-25 BlackRock Investment Management (UK) Limited on mkt sell 50.57 AUD CDI 1:1 -2,583 -2,583 JHX page 40 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 20-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.43 AUD CDI 1:1 -2,165 -2,165 20-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 51.43 AUD CDI 1:1 787 787 20-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 51.43 AUD CDI 1:1 -3,225 -3,225 20-Feb-25 BlackRock Capital Management, Inc. on mkt sell 51.43 AUD CDI 1:1 -1,020 -1,020 20-Feb-25 BlackRock Financial Management, Inc. on mkt sell 51.43 AUD CDI 1:1 -284 -284 20-Feb-25 BlackRock Investment Management, LLC on mkt sell 51.43 AUD CDI 1:1 -3,547 -3,547 20-Feb-25 BlackRock Investment Management, LLC on mkt sell 51.43 AUD CDI 1:1 -672 -672 20-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.43 AUD CDI 1:1 -5,117 -5,117 20-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 51.43 AUD CDI 1:1 -1,113 -1,113 20-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 55 55 20-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,017 -1,017 21-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,117 3,117 21-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,117 3,117 21-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.72 AUD CDI 1:1 6,495 6,495 21-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 50.72 AUD CDI 1:1 -2,220 -2,220 21-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.72 AUD CDI 1:1 228 228 21-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.72 AUD CDI 1:1 -4,983 -4,983 21-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,157 5,157 21-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -76 -76 21-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,483 -1,483 24-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,200 1,200 24-Feb-25 BlackRock Investment Management (UK) Limited on mkt sell 50.40 AUD CDI 1:1 -5,341 -5,341 24-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 49.86 AUD CDI 1:1 -4,440 -4,440 24-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 49.86 AUD CDI 1:1 679 679 24-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 49.86 AUD CDI 1:1 503 503 24-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 49.86 AUD CDI 1:1 -3,979 -3,979 24-Feb-25 BlackRock Capital Management, Inc. on mkt sell 49.86 AUD CDI 1:1 -2,114 -2,114 24-Feb-25 BlackRock Financial Management, Inc. on mkt sell 49.86 AUD CDI 1:1 -189 -189 24-Feb-25 BlackRock Investment Management, LLC on mkt sell 49.86 AUD CDI 1:1 -1,184 -1,184 24-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 49.86 AUD CDI 1:1 -1,676 -1,676 24-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 49.86 AUD CDI 1:1 -805 -805 24-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 49.86 AUD CDI 1:1 -3,934 -3,934 24-Feb-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -10,951 -10,951 24-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 8 8 24-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,076 1,076 25-Feb-25 BlackRock (Singapore) Limited in specie n/a AUD CDI 1:1 16,510 16,510 25-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 17,175 17,175 25-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,117 3,117 25-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 49.37 AUD CDI 1:1 787 787 25-Feb-25 BlackRock Investment Management (Australia) Limited on mkt buy 49.37 AUD CDI 1:1 787 787 25-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 49.37 AUD CDI 1:1 -1,087 -1,087 25-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 49.37 AUD CDI 1:1 224 224 25-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 49.37 AUD CDI 1:1 294 294 25-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 49.37 AUD CDI 1:1 392 392 25-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 49.37 AUD CDI 1:1 650 650 25-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 49.37 AUD CDI 1:1 -1,603 -1,603 25-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 49.37 AUD CDI 1:1 -3,454 -3,454 25-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 49.37 AUD CDI 1:1 -12,321 -12,321 JHX page 41 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 25-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 49.37 AUD CDI 1:1 -1,543 -1,543 25-Feb-25 BlackRock Investment Management, LLC on mkt sell 49.37 AUD CDI 1:1 -603 -603 25-Feb-25 BlackRock Investment Management, LLC on mkt sell 49.37 AUD CDI 1:1 -1,575 -1,575 25-Feb-25 BlackRock Advisors, LLC on mkt sell 49.37 AUD CDI 1:1 -3,590 -3,590 25-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -81 -81 25-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 156 156 25-Feb-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 830 830 26-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 49.63 AUD CDI 1:1 382 382 26-Feb-25 BlackRock Investment Management (UK) Limited on mkt sell 51.14 AUD CDI 1:1 -118 -118 26-Feb-25 BlackRock Investment Management, LLC on mkt sell 51.14 AUD CDI 1:1 -116 -116 26-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 51.29 AUD CDI 1:1 -3,281 -3,281 26-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 51.29 AUD CDI 1:1 -356 -356 26-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 51.29 AUD CDI 1:1 -354 -354 26-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 351 351 26-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,272 1,272 26-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,148 6,148 26-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,540 9,540 26-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.54 AUD CDI 1:1 2,288 2,288 26-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.54 AUD CDI 1:1 2,288 2,288 26-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.54 AUD CDI 1:1 738 738 26-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 51.54 AUD CDI 1:1 -1,096 -1,096 26-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 51.54 AUD CDI 1:1 -2,192 -2,192 26-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.54 AUD CDI 1:1 392 392 26-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 51.54 AUD CDI 1:1 -251 -251 26-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 51.54 AUD CDI 1:1 192 192 26-Feb-25 BlackRock Investment Management (UK) Limited on mkt sell 51.54 AUD CDI 1:1 -351 -351 26-Feb-25 BlackRock Investment Management (UK) Limited on mkt sell 51.54 AUD CDI 1:1 -13,698 -13,698 26-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 51.54 AUD CDI 1:1 -1,628 -1,628 26-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -280 -280 26-Feb-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 363,692 363,692 26-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 55 55 26-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 204 204 26-Feb-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 830 830 27-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,117 3,117 27-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 51.33 AUD CDI 1:1 -460 -460 27-Feb-25 BlackRock Capital Management, Inc. on mkt sell 51.33 AUD CDI 1:1 -579 -579 27-Feb-25 BlackRock Financial Management, Inc. on mkt sell 51.33 AUD CDI 1:1 -548 -548 27-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.33 AUD CDI 1:1 -492 -492 27-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.33 AUD CDI 1:1 -11,325 -11,325 27-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,157 -5,157 27-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12,594 -12,594 27-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 8 8 27-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 697 697 27-Feb-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -362 -362 28-Feb-25 BlackRock Investment Management (UK) Limited on mkt sell 50.80 AUD CDI 1:1 -431 -431 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.69 AUD CDI 1:1 -5,021 -5,021 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.69 AUD CDI 1:1 -508 -508 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.69 AUD CDI 1:1 -502 -502 28-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,146 3,146 28-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,450 -10,450 28-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,450 -10,450 28-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -39,710 -39,710 28-Feb-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -20,900 -20,900 JHX page 42 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 28-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 51.41 AUD CDI 1:1 2,125 2,125 28-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 50.61 AUD CDI 1:1 -811 -811 28-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 50.61 AUD CDI 1:1 -450 -450 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 1,464 1,464 28-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 50.61 AUD CDI 1:1 -565 -565 28-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 50.61 AUD CDI 1:1 -412 -412 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.61 AUD CDI 1:1 4,309 4,309 28-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 50.61 AUD CDI 1:1 60 60 28-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 50.61 AUD CDI 1:1 128 128 28-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 50.61 AUD CDI 1:1 -5,639 -5,639 28-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 50.61 AUD CDI 1:1 174 174 28-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 50.61 AUD CDI 1:1 380 380 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 1,178 1,178 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 535 535 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 86 86 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 188 188 28-Feb-25 BlackRock Asset Management Canada Limited on mkt buy 50.61 AUD CDI 1:1 4,372 4,372 28-Feb-25 BlackRock Asset Management Canada Limited on mkt buy 50.61 AUD CDI 1:1 9,673 9,673 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.61 AUD CDI 1:1 3,648 3,648 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.61 AUD CDI 1:1 1,649 1,649 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.61 AUD CDI 1:1 -25,086 -25,086 28-Feb-25 BlackRock Investment Management, LLC on mkt buy 50.61 AUD CDI 1:1 1,026 1,026 28-Feb-25 BlackRock Investment Management, LLC on mkt buy 50.61 AUD CDI 1:1 466 466 28-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 50.61 AUD CDI 1:1 1,201 1,201 28-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 50.61 AUD CDI 1:1 93 93 28-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 50.61 AUD CDI 1:1 205 205 28-Feb-25 BlackRock Fund Advisors on mkt buy 50.61 AUD CDI 1:1 1,259 1,259 28-Feb-25 BlackRock Fund Advisors on mkt buy 50.61 AUD CDI 1:1 2,780 2,780 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 3,225 3,225 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 7,135 7,135 28-Feb-25 BlackRock Investment Management (Australia) Limited on mkt sell 50.61 AUD CDI 1:1 -3,490 -3,490 28-Feb-25 BlackRock Investment Management, LLC on mkt sell 50.61 AUD CDI 1:1 -1,513 -1,513 28-Feb-25 BlackRock Asset Management Canada Limited on mkt buy 50.61 AUD CDI 1:1 192 192 28-Feb-25 BlackRock Asset Management Canada Limited on mkt buy 50.61 AUD CDI 1:1 422 422 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 1,763 1,763 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 799 799 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 168 168 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 370 370 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 1,125 1,125 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 510 510 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 306 306 28-Feb-25 BlackRock Advisors (UK) Limited on mkt buy 50.61 AUD CDI 1:1 140 140 28-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 50.61 AUD CDI 1:1 -530 -530 28-Feb-25 BlackRock Advisors (UK) Limited on mkt sell 50.61 AUD CDI 1:1 -5,044 -5,044 28-Feb-25 BlackRock Fund Advisors on mkt buy 50.61 AUD CDI 1:1 332 332 28-Feb-25 BlackRock Fund Advisors on mkt buy 50.61 AUD CDI 1:1 732 732 28-Feb-25 BlackRock Fund Advisors on mkt buy 50.61 AUD CDI 1:1 11,299 11,299 28-Feb-25 BlackRock Fund Advisors on mkt buy 50.61 AUD CDI 1:1 24,994 24,994 28-Feb-25 BlackRock Investment Management, LLC on mkt buy 50.61 AUD CDI 1:1 951 951 JHX page 43 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 28-Feb-25 BlackRock Investment Management, LLC on mkt buy 50.61 AUD CDI 1:1 431 431 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.61 AUD CDI 1:1 1,354 1,354 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.61 AUD CDI 1:1 2,991 2,991 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.61 AUD CDI 1:1 305 305 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.61 AUD CDI 1:1 669 669 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.61 AUD CDI 1:1 4,476 4,476 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.61 AUD CDI 1:1 2,024 2,024 28-Feb-25 BlackRock Financial Management, Inc. on mkt sell 50.61 AUD CDI 1:1 -122 -122 28-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 50.61 AUD CDI 1:1 970 970 28-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 50.61 AUD CDI 1:1 2,141 2,141 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.61 AUD CDI 1:1 12 12 28-Feb-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.61 AUD CDI 1:1 25 25 28-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 50.61 AUD CDI 1:1 337 337 28-Feb-25 BlackRock Investment Management (UK) Limited on mkt buy 50.61 AUD CDI 1:1 153 153 28-Feb-25 BlackRock Fund Advisors on mkt buy 50.61 AUD CDI 1:1 6,164 6,164 28-Feb-25 BlackRock Fund Advisors on mkt buy 50.61 AUD CDI 1:1 2,786 2,786 28-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -69 -69 28-Feb-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -619 -619 28-Feb-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 1,974 1,974 01-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -363,692 -363,692 03-Mar-25 BlackRock Investment Management, LLC in specie n/a AUD CDI 1:1 -1,935 -1,935 03-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,292 6,292 03-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,600 -3,600 03-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,178 -4,178 03-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,089 -2,089 03-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -20,890 -20,890 03-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,089 -2,089 03-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,356 -8,356 03-Mar-25 BlackRock Investment Management (UK) Limited on mkt buy 51.00 AUD CDI 1:1 84 84 03-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 51.21 AUD CDI 1:1 3,348 3,348 03-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.87 AUD CDI 1:1 662 662 03-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.87 AUD CDI 1:1 3,456 3,456 03-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 50.87 AUD CDI 1:1 2,270 2,270 03-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.87 AUD CDI 1:1 -72 -72 03-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.87 AUD CDI 1:1 -904 -904 03-Mar-25 BlackRock Capital Management, Inc. on mkt sell 50.87 AUD CDI 1:1 -4,177 -4,177 03-Mar-25 BlackRock Financial Management, Inc. on mkt sell 50.87 AUD CDI 1:1 -8,367 -8,367 03-Mar-25 BlackRock Asset Management Canada Limited on mkt buy 50.87 AUD CDI 1:1 268 268 03-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 419,691 419,691 03-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 52 52 03-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -205 -205 03-Mar-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -468 -468 04-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.56 AUD CDI 1:1 -74 -74 04-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 50.90 AUD CDI 1:1 -87 -87 04-Mar-25 BlackRock Investment Management, LLC on mkt sell 50.90 AUD CDI 1:1 -94 -94 04-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -720 -720 04-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,532 1,532 04-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 51.11 AUD CDI 1:1 766 766 JHX page 44 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 04-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 51.11 AUD CDI 1:1 224 224 04-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 51.11 AUD CDI 1:1 784 784 04-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 51.11 AUD CDI 1:1 -1,135 -1,135 04-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 51.11 AUD CDI 1:1 -984 -984 04-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -84,600 -84,600 04-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 100 100 04-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 684 684 04-Mar-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 72 72 05-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,414 -6,414 05-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,552 -8,552 05-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,544 2,544 05-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,100 2,100 05-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.87 AUD CDI 1:1 -6,402 -6,402 05-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.87 AUD CDI 1:1 -946 -946 05-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.87 AUD CDI 1:1 -938 -938 05-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.94 AUD CDI 1:1 766 766 05-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.94 AUD CDI 1:1 -1,133 -1,133 05-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 50.94 AUD CDI 1:1 4,432 4,432 05-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.94 AUD CDI 1:1 -2,216 -2,216 05-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 50.94 AUD CDI 1:1 1,164 1,164 05-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.94 AUD CDI 1:1 -128 -128 05-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 50.94 AUD CDI 1:1 227 227 05-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 50.94 AUD CDI 1:1 -23,328 -23,328 05-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 50.94 AUD CDI 1:1 -5,585 -5,585 05-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.94 AUD CDI 1:1 4,909 4,909 05-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -81,200 -81,200 05-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -4 -4 05-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -7 -7 05-Mar-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -7,932 -7,932 06-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.21 AUD CDI 1:1 -766 -766 06-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.21 AUD CDI 1:1 -2,160 -2,160 06-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.21 AUD CDI 1:1 -4,320 -4,320 06-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.21 AUD CDI 1:1 -2,592 -2,592 06-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 51.21 AUD CDI 1:1 662 662 06-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.21 AUD CDI 1:1 -2,298 -2,298 06-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 51.21 AUD CDI 1:1 36 36 06-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 51.21 AUD CDI 1:1 -4,464 -4,464 06-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 51.21 AUD CDI 1:1 6,583 6,583 06-Mar-25 BlackRock Capital Management, Inc. on mkt sell 51.21 AUD CDI 1:1 -5,592 -5,592 06-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 51.21 AUD CDI 1:1 12,621 12,621 06-Mar-25 BlackRock Financial Management, Inc. on mkt sell 51.21 AUD CDI 1:1 -2,932 -2,932 06-Mar-25 BlackRock Investment Management, LLC on mkt sell 51.21 AUD CDI 1:1 -4,684 -4,684 06-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 51.21 AUD CDI 1:1 3,889 3,889 06-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.21 AUD CDI 1:1 -19,670 -19,670 06-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -27,300 -27,300 06-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 10 10 06-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 529 529 07-Mar-25 BlackRock Investment Management (UK) Limited on mkt buy 50.97 AUD CDI 1:1 12,328 12,328 07-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.97 AUD CDI 1:1 -2,358 -2,358 07-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.97 AUD CDI 1:1 -344 -344 JHX page 45 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 07-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.97 AUD CDI 1:1 -347 -347 07-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 51.42 AUD CDI 1:1 3,887 3,887 07-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -763 -763 07-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,088 -2,088 07-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 50.75 AUD CDI 1:1 -19,052 -19,052 07-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 50.75 AUD CDI 1:1 36 36 07-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 50.75 AUD CDI 1:1 294 294 07-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.75 AUD CDI 1:1 -454 -454 07-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.75 AUD CDI 1:1 -454 -454 07-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.75 AUD CDI 1:1 -86 -86 07-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.75 AUD CDI 1:1 -86 -86 07-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 50.75 AUD CDI 1:1 -15,164 -15,164 07-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 50.75 AUD CDI 1:1 -414 -414 07-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.75 AUD CDI 1:1 99 99 07-Mar-25 BlackRock Investment Management, LLC on mkt buy 50.75 AUD CDI 1:1 525 525 07-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 50.75 AUD CDI 1:1 -677 -677 07-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -45,500 -45,500 07-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 101 101 07-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,799 2,799 07-Mar-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 878 878 09-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -181,091 -181,091 10-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,292 -6,292 10-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,790 1,790 10-Mar-25 BlackRock Fund Advisors on mkt sell 50.51 AUD CDI 1:1 -6,013 -6,013 10-Mar-25 BlackRock Capital Management, Inc. on mkt sell 51.00 AUD CDI 1:1 -7,875 -7,875 10-Mar-25 BlackRock Financial Management, Inc. on mkt sell 51.00 AUD CDI 1:1 -1,679 -1,679 10-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.00 AUD CDI 1:1 -1,425 -1,425 10-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.00 AUD CDI 1:1 -29,565 -29,565 10-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 51.01 AUD CDI 1:1 1,116 1,116 10-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 51.01 AUD CDI 1:1 168 168 10-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 51.01 AUD CDI 1:1 263 263 10-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 51.01 AUD CDI 1:1 -811 -811 10-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 51.01 AUD CDI 1:1 -227 -227 10-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 51.01 AUD CDI 1:1 -7,240 -7,240 10-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 181,091 181,091 10-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -261 -261 10-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,156 -1,156 10-Mar-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 878 878 11-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 50.67 AUD CDI 1:1 -54 -54 11-Mar-25 BlackRock Investment Management, LLC on mkt sell 50.67 AUD CDI 1:1 -71 -71 11-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 50.83 AUD CDI 1:1 450 450 11-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 50.83 AUD CDI 1:1 1,176 1,176 11-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.83 AUD CDI 1:1 -255 -255 11-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.83 AUD CDI 1:1 -452 -452 11-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -600 -600 11-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 255 255 11-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 4,066 4,066 11-Mar-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -878 -878 12-Mar-25 BlackRock Investment Management (UK) Limited on mkt buy 49.91 AUD CDI 1:1 12,667 12,667 12-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,267 -6,267 12-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,327 2,327 12-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 49.66 AUD CDI 1:1 4,363 4,363 12-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 49.66 AUD CDI 1:1 629 629 12-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 49.66 AUD CDI 1:1 621 621 JHX page 46 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 12-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 49.53 AUD CDI 1:1 -452 -452 12-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 49.53 AUD CDI 1:1 -227 -227 12-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 49.53 AUD CDI 1:1 -174 -174 12-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 49.53 AUD CDI 1:1 -7,411 -7,411 12-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 49.53 AUD CDI 1:1 -6,003 -6,003 12-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 49.53 AUD CDI 1:1 -3,184 -3,184 12-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 49.53 AUD CDI 1:1 -10,022 -10,022 12-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -65,400 -65,400 12-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 154 154 12-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,621 2,621 13-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 49.63 AUD CDI 1:1 22,158 22,158 13-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 763 763 13-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,176 -4,176 13-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,246 1,246 13-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,568 2,568 13-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 49.65 AUD CDI 1:1 3,429 3,429 13-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 49.65 AUD CDI 1:1 112 112 13-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 49.65 AUD CDI 1:1 392 392 13-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 49.65 AUD CDI 1:1 95 95 13-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 49.65 AUD CDI 1:1 128 128 13-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 49.65 AUD CDI 1:1 -64 -64 13-Mar-25 BlackRock Capital Management, Inc. on mkt sell 49.65 AUD CDI 1:1 -3,097 -3,097 13-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 49.65 AUD CDI 1:1 -332 -332 13-Mar-25 BlackRock Japan Co., Ltd. on mkt sell 49.65 AUD CDI 1:1 -478 -478 13-Mar-25 BlackRock Advisors, LLC on mkt sell 49.65 AUD CDI 1:1 -39 -39 13-Mar-25 BlackRock Financial Management, Inc. on mkt sell 49.65 AUD CDI 1:1 -314 -314 13-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 49.65 AUD CDI 1:1 -241 -241 13-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 49.65 AUD CDI 1:1 -9,624 -9,624 13-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,004 7,004 13-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -115,091 -115,091 13-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 159 159 13-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,027 2,027 14-Mar-25 BlackRock Investment Management (UK) Limited on mkt buy 49.73 AUD CDI 1:1 12,985 12,985 14-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,292 -6,292 14-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -10,720 -10,720 14-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,424 3,424 14-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 19,740 19,740 14-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.16 AUD CDI 1:1 -1,096 -1,096 14-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 50.16 AUD CDI 1:1 224 224 14-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.16 AUD CDI 1:1 -255 -255 14-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.16 AUD CDI 1:1 -172 -172 14-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 50.16 AUD CDI 1:1 -10,277 -10,277 14-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 50.16 AUD CDI 1:1 -298 -298 14-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.16 AUD CDI 1:1 -12,561 -12,561 14-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 50.16 AUD CDI 1:1 -1,016 -1,016 14-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 50.16 AUD CDI 1:1 281 281 14-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 50.16 AUD CDI 1:1 -1,874 -1,874 14-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 43,500 43,500 14-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 76 76 14-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 430 430 14-Mar-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -1,585 -1,585 16-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -43,500 -43,500 17-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,120 2,120 17-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 50.38 AUD CDI 1:1 766 766 17-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.38 AUD CDI 1:1 -2,236 -2,236 17-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 50.38 AUD CDI 1:1 280 280 JHX page 47 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 17-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 50.38 AUD CDI 1:1 1,666 1,666 17-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.38 AUD CDI 1:1 -254 -254 17-Mar-25 BlackRock Capital Management, Inc. on mkt sell 50.38 AUD CDI 1:1 -623 -623 17-Mar-25 BlackRock Financial Management, Inc. on mkt sell 50.38 AUD CDI 1:1 -89 -89 17-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 91,100 91,100 17-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 70 70 17-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,434 3,434 18-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 50.74 AUD CDI 1:1 -40 -40 18-Mar-25 BlackRock Investment Management, LLC on mkt sell 50.74 AUD CDI 1:1 -49 -49 18-Mar-25 BlackRock Financial Management, Inc. on mkt buy 50.97 AUD CDI 1:1 630 630 18-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,096 -2,096 18-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,246 1,246 18-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,704 2,704 18-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 50.90 AUD CDI 1:1 168 168 18-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 50.90 AUD CDI 1:1 -227 -227 18-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 50.90 AUD CDI 1:1 25,057 25,057 18-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 64 64 18-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,525 1,525 19-Mar-25 BlackRock Investment Management (UK) Limited on mkt buy 49.73 AUD CDI 1:1 12,801 12,801 19-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,384 -8,384 19-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 813 813 19-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 48.76 AUD CDI 1:1 4,337 4,337 19-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 48.76 AUD CDI 1:1 4,751 4,751 19-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 48.76 AUD CDI 1:1 -9,605 -9,605 19-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 48.76 AUD CDI 1:1 -1,145 -1,145 19-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 48.76 AUD CDI 1:1 392 392 19-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 48.76 AUD CDI 1:1 490 490 19-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 48.76 AUD CDI 1:1 96 96 19-Mar-25 BlackRock Investment Management, LLC on mkt buy 48.76 AUD CDI 1:1 517 517 19-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 48.76 AUD CDI 1:1 -2,993 -2,993 19-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 48.76 AUD CDI 1:1 -1,068 -1,068 19-Mar-25 BlackRock Advisors, LLC on mkt sell 48.76 AUD CDI 1:1 -3,499 -3,499 19-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 48.76 AUD CDI 1:1 876 876 19-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 164 164 19-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,029 2,029 20-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 890 890 20-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 890 890 20-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 46.43 AUD CDI 1:1 2,294 2,294 20-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 46.43 AUD CDI 1:1 -588 -588 20-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 46.43 AUD CDI 1:1 12,503 12,503 20-Mar-25 BlackRock Asset Management Canada Limited on mkt buy 46.43 AUD CDI 1:1 138 138 20-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 46.43 AUD CDI 1:1 514 514 20-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 46.43 AUD CDI 1:1 2,175 2,175 20-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 46.43 AUD CDI 1:1 -1,932 -1,932 20-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,004 7,004 20-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 11,000 11,000 20-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 58 58 20-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -562 -562 20-Mar-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 3,941 3,941 21-Mar-25 BlackRock Investment Management (UK) Limited on mkt buy 46.59 AUD CDI 1:1 12,797 12,797 21-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,160 4,160 21-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 987 987 JHX page 48 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 21-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 783 783 21-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 108 108 21-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 46.79 AUD CDI 1:1 110 110 21-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 46.80 AUD CDI 1:1 3,357 3,357 21-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 46.80 AUD CDI 1:1 96 96 21-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 46.80 AUD CDI 1:1 288 288 21-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 46.80 AUD CDI 1:1 -256 -256 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 46.80 AUD CDI 1:1 3,015 3,015 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 46.80 AUD CDI 1:1 3,926 3,926 21-Mar-25 BlackRock Investment Management (UK) Limited on mkt buy 46.80 AUD CDI 1:1 3,022 3,022 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 46.80 AUD CDI 1:1 887 887 21-Mar-25 BlackRock Fund Advisors on mkt buy 46.80 AUD CDI 1:1 423 423 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 46.80 AUD CDI 1:1 390 390 21-Mar-25 BlackRock Asset Management Canada Limited on mkt buy 46.80 AUD CDI 1:1 302 302 21-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 46.80 AUD CDI 1:1 1,249 1,249 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 46.80 AUD CDI 1:1 -4,663 -4,663 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 46.80 AUD CDI 1:1 -1,264 -1,264 21-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 46.80 AUD CDI 1:1 -6,312 -6,312 21-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 46.80 AUD CDI 1:1 -23,229 -23,229 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 46.80 AUD CDI 1:1 -1,378 -1,378 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 46.80 AUD CDI 1:1 -5,068 -5,068 21-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 46.80 AUD CDI 1:1 -408 -408 21-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 46.80 AUD CDI 1:1 -12,952 -12,952 21-Mar-25 BlackRock Asset Management Canada Limited on mkt sell 46.80 AUD CDI 1:1 -393 -393 21-Mar-25 BlackRock Asset Management Canada Limited on mkt sell 46.80 AUD CDI 1:1 -1,453 -1,453 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 46.80 AUD CDI 1:1 -337 -337 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 46.80 AUD CDI 1:1 -1,245 -1,245 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 46.80 AUD CDI 1:1 -5,154 -5,154 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 46.80 AUD CDI 1:1 -1,401 -1,401 21-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 46.80 AUD CDI 1:1 -3,125 -3,125 21-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 46.80 AUD CDI 1:1 -633 -633 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 46.80 AUD CDI 1:1 -272 -272 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 46.80 AUD CDI 1:1 -73 -73 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 46.80 AUD CDI 1:1 -104 -104 21-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 46.80 AUD CDI 1:1 -387 -387 21-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -15,100 -15,100 21-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -527 -527 21-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -5,551 -5,551 23-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -87,000 -87,000 24-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,926 1,926 24-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,432 1,432 24-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.41 AUD CDI 1:1 -26,856 -26,856 JHX page 49 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.00 AUD CDI 1:1 663 663 24-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.00 AUD CDI 1:1 771 771 24-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 40.00 AUD CDI 1:1 112 112 24-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 40.00 AUD CDI 1:1 490 490 24-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 40.00 AUD CDI 1:1 -1,808 -1,808 24-Mar-25 BlackRock Capital Management, Inc. on mkt buy 40.00 AUD CDI 1:1 3,119 3,119 24-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 40.00 AUD CDI 1:1 -5,564 -5,564 24-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 40.00 AUD CDI 1:1 -5,740 -5,740 24-Mar-25 BlackRock Financial Management, Inc. on mkt buy 40.00 AUD CDI 1:1 348 348 24-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.00 AUD CDI 1:1 636 636 24-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.00 AUD CDI 1:1 10,175 10,175 24-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 771 771 24-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 87,000 87,000 24-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -310 -310 24-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -6,623 -6,623 25-Mar-25 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 5,892 5,892 25-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 771 771 25-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,292 -6,292 25-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 771 771 25-Mar-25 BlackRock Investment Management (UK) Limited on mkt buy 37.89 AUD CDI 1:1 581 581 25-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.99 AUD CDI 1:1 3,855 3,855 25-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.99 AUD CDI 1:1 663 663 25-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.99 AUD CDI 1:1 3,448 3,448 25-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 37.99 AUD CDI 1:1 1,120 1,120 25-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 37.99 AUD CDI 1:1 -1,120 -1,120 25-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 37.99 AUD CDI 1:1 263 263 25-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 37.99 AUD CDI 1:1 -4,802 -4,802 25-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.99 AUD CDI 1:1 3,720 3,720 25-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 37.99 AUD CDI 1:1 -7,052 -7,052 25-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -209 -209 25-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -4,138 -4,138 25-Mar-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -1,838 -1,838 26-Mar-25 BlackRock Investment Management (UK) Limited on mkt buy 37.93 AUD CDI 1:1 621 621 26-Mar-25 BlackRock Investment Management, LLC on mkt buy 37.93 AUD CDI 1:1 643 643 26-Mar-25 BlackRock Investment Management (UK) Limited on mkt buy 37.90 AUD CDI 1:1 12,607 12,607 26-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.90 AUD CDI 1:1 15,109 15,109 26-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.90 AUD CDI 1:1 2,822 2,822 26-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 37.91 AUD CDI 1:1 1,751 1,751 26-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 37.91 AUD CDI 1:1 1,060 1,060 26-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 37.92 AUD CDI 1:1 22,913 22,913 26-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 37.92 AUD CDI 1:1 3,538 3,538 26-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 37.92 AUD CDI 1:1 3,521 3,521 26-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 37.96 AUD CDI 1:1 -1,179 -1,179 26-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 37.96 AUD CDI 1:1 1,960 1,960 26-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 37.96 AUD CDI 1:1 -228 -228 26-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -333 -333 26-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,404 -2,404 27-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 771 771 27-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,168 -2,168 27-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,376 2,376 JHX page 50 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 27-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 900 900 27-Mar-25 BlackRock Japan Co., Ltd. on mkt buy 38.50 AUD CDI 1:1 18,448 18,448 27-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 38.75 AUD CDI 1:1 -1,724 -1,724 27-Mar-25 BlackRock Capital Management, Inc. on mkt buy 38.75 AUD CDI 1:1 6,600 6,600 27-Mar-25 BlackRock Financial Management, Inc. on mkt buy 38.75 AUD CDI 1:1 13,312 13,312 27-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.75 AUD CDI 1:1 2,264 2,264 27-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.75 AUD CDI 1:1 39,843 39,843 27-Mar-25 BlackRock Japan Co., Ltd. on mkt buy 38.75 AUD CDI 1:1 2,754 2,754 27-Mar-25 BlackRock Investment Management, LLC on mkt buy 38.75 AUD CDI 1:1 2,513 2,513 27-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 38.75 AUD CDI 1:1 1,182 1,182 27-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 38.75 AUD CDI 1:1 -2,364 -2,364 27-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 38.75 AUD CDI 1:1 76 76 27-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 38.75 AUD CDI 1:1 196 196 27-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 38.75 AUD CDI 1:1 392 392 27-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 38.75 AUD CDI 1:1 177 177 27-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 38.75 AUD CDI 1:1 -128 -128 27-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 38.75 AUD CDI 1:1 227 227 27-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 38.75 AUD CDI 1:1 -1,189 -1,189 27-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -625 -625 27-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -622 -622 28-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 38.80 AUD CDI 1:1 -13,419 -13,419 28-Mar-25 BlackRock Investment Management (UK) Limited on mkt buy 39.19 AUD CDI 1:1 12,610 12,610 28-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 12,257 12,257 28-Mar-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,592 2,592 28-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.68 AUD CDI 1:1 771 771 28-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 38.68 AUD CDI 1:1 4,504 4,504 28-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 38.68 AUD CDI 1:1 228 228 28-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 38.68 AUD CDI 1:1 -201 -201 28-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 38.68 AUD CDI 1:1 -916 -916 28-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 38.68 AUD CDI 1:1 -89 -89 28-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.68 AUD CDI 1:1 5,352 5,352 28-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.68 AUD CDI 1:1 23,173 23,173 28-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.68 AUD CDI 1:1 7,006 7,006 28-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.68 AUD CDI 1:1 9,831 9,831 28-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.68 AUD CDI 1:1 1,517 1,517 28-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.68 AUD CDI 1:1 3,171 3,171 28-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.68 AUD CDI 1:1 519 519 28-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.68 AUD CDI 1:1 1,889 1,889 28-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.68 AUD CDI 1:1 587 587 28-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.68 AUD CDI 1:1 4,932 4,932 28-Mar-25 BlackRock Asset Management Canada Limited on mkt sell 38.68 AUD CDI 1:1 -181 -181 28-Mar-25 BlackRock Investment Management, LLC on mkt buy 38.68 AUD CDI 1:1 701 701 28-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -54 -54 28-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,786 -1,786 28-Mar-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -2,110 -2,110 30-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -87,000 -87,000 31-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.48 AUD CDI 1:1 11,691 11,691 31-Mar-25 BlackRock Advisors (UK) Limited on mkt buy 38.48 AUD CDI 1:1 2,772 2,772 31-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 38.48 AUD CDI 1:1 -458 -458 JHX page 51 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 31-Mar-25 BlackRock Capital Management, Inc. on mkt buy 38.48 AUD CDI 1:1 8,517 8,517 31-Mar-25 BlackRock Financial Management, Inc. on mkt sell 38.48 AUD CDI 1:1 -730 -730 31-Mar-25 BlackRock Advisors (UK) Limited on mkt sell 38.48 AUD CDI 1:1 -10,364 -10,364 31-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 38.48 AUD CDI 1:1 6,881 6,881 31-Mar-25 BlackRock Institutional Trust Company, National Association on mkt sell 38.48 AUD CDI 1:1 -53,988 -53,988 31-Mar-25 BlackRock Financial Management, Inc. on mkt buy 38.48 AUD CDI 1:1 12,123 12,123 31-Mar-25 BlackRock Investment Management (UK) Limited on mkt buy 38.48 AUD CDI 1:1 557 557 31-Mar-25 BlackRock Fund Advisors on mkt buy 38.48 AUD CDI 1:1 4,096 4,096 31-Mar-25 BlackRock Investment Management (UK) Limited on mkt sell 38.48 AUD CDI 1:1 -699 -699 31-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 38.48 AUD CDI 1:1 4,584 4,584 31-Mar-25 BlackRock Institutional Trust Company, National Association on mkt buy 38.48 AUD CDI 1:1 1,176 1,176 31-Mar-25 BlackRock (Netherlands) B.V. on mkt buy 38.48 AUD CDI 1:1 7,630 7,630 31-Mar-25 BlackRock Fund Advisors on mkt buy 38.48 AUD CDI 1:1 3,379 3,379 31-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 38.48 AUD CDI 1:1 -4,184 -4,184 31-Mar-25 BlackRock Investment Management (Australia) Limited on mkt sell 38.48 AUD CDI 1:1 -5,338 -5,338 31-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.48 AUD CDI 1:1 2,257 2,257 31-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.48 AUD CDI 1:1 496 496 31-Mar-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.48 AUD CDI 1:1 685 685 31-Mar-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 87,000 87,000 31-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -369 -369 31-Mar-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,370 -1,370 01-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 37.03 AUD CDI 1:1 92 92 01-Apr-25 BlackRock Investment Management, LLC on mkt buy 37.03 AUD CDI 1:1 92 92 01-Apr-25 BlackRock Japan Co., Ltd. on mkt buy 36.86 AUD CDI 1:1 23,956 23,956 01-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.98 AUD CDI 1:1 2,286 2,286 01-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.98 AUD CDI 1:1 867 867 01-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 36.98 AUD CDI 1:1 572 572 01-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 36.98 AUD CDI 1:1 2,412 2,412 01-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.98 AUD CDI 1:1 494 494 01-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 36.98 AUD CDI 1:1 -14,999 -14,999 01-Apr-25 BlackRock Fund Advisors on mkt buy 36.98 AUD CDI 1:1 4,105 4,105 01-Apr-25 BlackRock Fund Advisors on mkt buy 36.98 AUD CDI 1:1 3,030 3,030 01-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.98 AUD CDI 1:1 217 217 01-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 36.98 AUD CDI 1:1 1,001 1,001 01-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.98 AUD CDI 1:1 26 26 01-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.98 AUD CDI 1:1 408 408 01-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.98 AUD CDI 1:1 572 572 01-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -381 -381 01-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,901 -3,901 02-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 36.41 AUD CDI 1:1 12,921 12,921 02-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,240 3,240 02-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,544 -1,544 02-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.69 AUD CDI 1:1 18,559 18,559 02-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.69 AUD CDI 1:1 3,021 3,021 JHX page 52 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 02-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.69 AUD CDI 1:1 2,991 2,991 02-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.76 AUD CDI 1:1 8,227 8,227 02-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.76 AUD CDI 1:1 1,395 1,395 02-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.76 AUD CDI 1:1 1,269 1,269 02-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.76 AUD CDI 1:1 -668 -668 02-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.76 AUD CDI 1:1 -668 -668 02-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 36.76 AUD CDI 1:1 -24,283 -24,283 02-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.76 AUD CDI 1:1 35,546 35,546 02-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.76 AUD CDI 1:1 1,195 1,195 02-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.76 AUD CDI 1:1 13,401 13,401 02-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.76 AUD CDI 1:1 1,658 1,658 02-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 36.76 AUD CDI 1:1 -29,442 -29,442 02-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.76 AUD CDI 1:1 224 224 02-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 36.76 AUD CDI 1:1 1,925 1,925 02-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 36.76 AUD CDI 1:1 -3,724 -3,724 02-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 36.76 AUD CDI 1:1 -4,516 -4,516 02-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.76 AUD CDI 1:1 24 24 02-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -199 -199 02-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -6,035 -6,035 03-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 37.77 AUD CDI 1:1 1,161 1,161 03-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 37.77 AUD CDI 1:1 285 285 03-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 37.77 AUD CDI 1:1 594 594 03-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 37.77 AUD CDI 1:1 89 89 03-Apr-25 BlackRock Capital Management, Inc. on mkt buy 37.77 AUD CDI 1:1 6,560 6,560 03-Apr-25 BlackRock Investment Management, LLC on mkt buy 37.77 AUD CDI 1:1 1,680 1,680 03-Apr-25 BlackRock Financial Management, Inc. on mkt sell 37.77 AUD CDI 1:1 -495 -495 03-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.77 AUD CDI 1:1 5,290 5,290 03-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.77 AUD CDI 1:1 2,459 2,459 03-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.77 AUD CDI 1:1 37,709 37,709 03-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,700 -3,700 03-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,059 -3,059 04-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 35.17 AUD CDI 1:1 71 71 04-Apr-25 BlackRock Investment Management, LLC on mkt buy 35.17 AUD CDI 1:1 76 76 04-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 35.92 AUD CDI 1:1 15,109 15,109 04-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,080 7,080 04-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12,600 -12,600 04-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,360 3,360 04-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 34.87 AUD CDI 1:1 -1,424 -1,424 04-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 34.87 AUD CDI 1:1 -115 -115 04-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 34.87 AUD CDI 1:1 -112 -112 04-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.84 AUD CDI 1:1 3,480 3,480 04-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.84 AUD CDI 1:1 3,483 3,483 04-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.84 AUD CDI 1:1 19 19 04-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.84 AUD CDI 1:1 4,436 4,436 04-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.84 AUD CDI 1:1 5,545 5,545 JHX page 53 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 04-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 34.84 AUD CDI 1:1 -79 -79 04-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.84 AUD CDI 1:1 -10,396 -10,396 04-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.84 AUD CDI 1:1 -1,300 -1,300 04-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.84 AUD CDI 1:1 -1,234 -1,234 04-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.84 AUD CDI 1:1 -10,014 -10,014 04-Apr-25 BlackRock Fund Advisors on mkt buy 34.84 AUD CDI 1:1 4,323 4,323 04-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.84 AUD CDI 1:1 1,248 1,248 04-Apr-25 BlackRock Fund Advisors on mkt buy 34.84 AUD CDI 1:1 2,468 2,468 04-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -539 -539 04-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,755 -2,755 06-Apr-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -87,000 -87,000 07-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,020 4,020 07-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 32.01 AUD CDI 1:1 -650 -650 07-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.55 AUD CDI 1:1 -1,724 -1,724 07-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.55 AUD CDI 1:1 -6,896 -6,896 07-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.55 AUD CDI 1:1 664 664 07-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.55 AUD CDI 1:1 771 771 07-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.55 AUD CDI 1:1 771 771 07-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.55 AUD CDI 1:1 12,068 12,068 07-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.55 AUD CDI 1:1 -7,758 -7,758 07-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 34.55 AUD CDI 1:1 -72 -72 07-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 34.55 AUD CDI 1:1 -57 -57 07-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.55 AUD CDI 1:1 1,109 1,109 07-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.55 AUD CDI 1:1 224 224 07-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 34.55 AUD CDI 1:1 -485 -485 07-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 34.55 AUD CDI 1:1 -258 -258 07-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 34.55 AUD CDI 1:1 -177 -177 07-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 34.55 AUD CDI 1:1 -462 -462 07-Apr-25 BlackRock Capital Management, Inc. on mkt buy 34.55 AUD CDI 1:1 4,065 4,065 07-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 34.55 AUD CDI 1:1 440 440 07-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.55 AUD CDI 1:1 15,269 15,269 07-Apr-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 87,000 87,000 07-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -441 -441 07-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -4,235 -4,235 07-Apr-25 SPIDERROCK ADVISORS LLC in specie n/a USD ADR 1:1 -77 -77 08-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 34.30 AUD CDI 1:1 -1,523 -1,523 08-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 34.30 AUD CDI 1:1 -671 -671 08-Apr-25 BlackRock Advisors, LLC on mkt buy 33.88 AUD CDI 1:1 992 992 08-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 33.88 AUD CDI 1:1 1,332 1,332 08-Apr-25 BlackRock Advisors, LLC on mkt buy 33.88 AUD CDI 1:1 43 43 08-Apr-25 BlackRock Advisors, LLC on mkt buy 33.88 AUD CDI 1:1 227 227 08-Apr-25 BlackRock Investment Management, LLC on mkt buy 33.88 AUD CDI 1:1 67 67 08-Apr-25 BlackRock (Singapore) Limited on mkt buy 33.88 AUD CDI 1:1 3,041 3,041 08-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 33.88 AUD CDI 1:1 21 21 08-Apr-25 BlackRock Investment Management, LLC on mkt buy 33.88 AUD CDI 1:1 21 21 08-Apr-25 BlackRock Investment Management, LLC on mkt buy 33.88 AUD CDI 1:1 124 124 08-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,515 -1,515 08-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -360 -360 08-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,168 -3,168 08-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 33.68 AUD CDI 1:1 3,448 3,448 JHX page 54 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 08-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 33.68 AUD CDI 1:1 2,348 2,348 08-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 33.68 AUD CDI 1:1 -19 -19 08-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 33.68 AUD CDI 1:1 -72 -72 08-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 33.68 AUD CDI 1:1 285 285 08-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 33.68 AUD CDI 1:1 263 263 08-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 33.68 AUD CDI 1:1 -170 -170 08-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 33.68 AUD CDI 1:1 98 98 08-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 33.68 AUD CDI 1:1 -818 -818 08-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 33.68 AUD CDI 1:1 -295 -295 08-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 33.68 AUD CDI 1:1 -3,016 -3,016 08-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 33.68 AUD CDI 1:1 1,350 1,350 08-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 33.68 AUD CDI 1:1 -90,647 -90,647 08-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 33.68 AUD CDI 1:1 604 604 08-Apr-25 BlackRock Investment Management, LLC on mkt buy 33.68 AUD CDI 1:1 756 756 08-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,096 -1,096 08-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -6,070 -6,070 09-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,357 -6,357 09-Apr-25 BlackRock Advisors, LLC on mkt buy 32.54 AUD CDI 1:1 968 968 09-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 32.54 AUD CDI 1:1 1,299 1,299 09-Apr-25 BlackRock Advisors, LLC on mkt buy 32.54 AUD CDI 1:1 222 222 09-Apr-25 BlackRock Investment Management, LLC on mkt buy 32.54 AUD CDI 1:1 67 67 09-Apr-25 BlackRock (Singapore) Limited on mkt buy 32.54 AUD CDI 1:1 2,962 2,962 09-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 32.54 AUD CDI 1:1 14 14 09-Apr-25 BlackRock Investment Management, LLC on mkt buy 32.54 AUD CDI 1:1 122 122 09-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 32.23 AUD CDI 1:1 1,724 1,724 09-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 32.23 AUD CDI 1:1 770 770 09-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 32.23 AUD CDI 1:1 22,637 22,637 09-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 32.23 AUD CDI 1:1 2,384 2,384 09-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 32.23 AUD CDI 1:1 1,535 1,535 09-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 32.23 AUD CDI 1:1 -26,556 -26,556 09-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 32.23 AUD CDI 1:1 36 36 09-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 32.23 AUD CDI 1:1 -6,654 -6,654 09-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 32.23 AUD CDI 1:1 285 285 09-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 32.23 AUD CDI 1:1 263 263 09-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 32.23 AUD CDI 1:1 294 294 09-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 32.23 AUD CDI 1:1 2,254 2,254 09-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 32.23 AUD CDI 1:1 -92 -92 09-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 32.23 AUD CDI 1:1 80 80 09-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 32.23 AUD CDI 1:1 196 196 09-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 32.23 AUD CDI 1:1 196 196 09-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 32.23 AUD CDI 1:1 195 195 09-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 32.23 AUD CDI 1:1 -1,424 -1,424 09-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 32.23 AUD CDI 1:1 -508 -508 09-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 32.23 AUD CDI 1:1 -47,364 -47,364 09-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 32.23 AUD CDI 1:1 -15,145 -15,145 09-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 32.23 AUD CDI 1:1 3,935 3,935 09-Apr-25 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -1,547 -1,547 09-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,029 -2,029 09-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -11,891 -11,891 09-Apr-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -2,330 -2,330 10-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,562 1,562 10-Apr-25 BlackRock Advisors, LLC on mkt buy 35.63 AUD CDI 1:1 970 970 10-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 35.63 AUD CDI 1:1 1,302 1,302 10-Apr-25 BlackRock Advisors, LLC on mkt buy 35.63 AUD CDI 1:1 222 222 JHX page 55 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 10-Apr-25 BlackRock Investment Management, LLC on mkt buy 35.63 AUD CDI 1:1 67 67 10-Apr-25 BlackRock (Singapore) Limited on mkt buy 35.63 AUD CDI 1:1 2,971 2,971 10-Apr-25 BlackRock Investment Management, LLC on mkt buy 35.63 AUD CDI 1:1 122 122 10-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.08 AUD CDI 1:1 4,310 4,310 10-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.08 AUD CDI 1:1 114 114 10-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.08 AUD CDI 1:1 399 399 10-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.08 AUD CDI 1:1 263 263 10-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.08 AUD CDI 1:1 396 396 10-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.08 AUD CDI 1:1 136 136 10-Apr-25 BlackRock Capital Management, Inc. on mkt buy 36.08 AUD CDI 1:1 15,209 15,209 10-Apr-25 BlackRock Japan Co., Ltd. on mkt buy 36.08 AUD CDI 1:1 23,519 23,519 10-Apr-25 BlackRock Financial Management, Inc. on mkt buy 36.08 AUD CDI 1:1 122 122 10-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.08 AUD CDI 1:1 1,748 1,748 10-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.08 AUD CDI 1:1 28,976 28,976 10-Apr-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -2,119 -2,119 10-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,488 -2,488 10-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -13,808 -13,808 11-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,935 1,935 11-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,289 3,289 11-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.55 AUD CDI 1:1 4,177 4,177 11-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.55 AUD CDI 1:1 631 631 11-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.55 AUD CDI 1:1 620 620 11-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.83 AUD CDI 1:1 1,293 1,293 11-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.83 AUD CDI 1:1 36 36 11-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 34.83 AUD CDI 1:1 -12,210 -12,210 11-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.83 AUD CDI 1:1 171 171 11-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.83 AUD CDI 1:1 171 171 11-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.83 AUD CDI 1:1 570 570 11-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.83 AUD CDI 1:1 263 263 11-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.83 AUD CDI 1:1 1,176 1,176 11-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.83 AUD CDI 1:1 490 490 11-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 34.83 AUD CDI 1:1 -81 -81 11-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.83 AUD CDI 1:1 303 303 11-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.83 AUD CDI 1:1 204 204 11-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 34.83 AUD CDI 1:1 -544 -544 11-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.83 AUD CDI 1:1 270 270 11-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.83 AUD CDI 1:1 2,240 2,240 11-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.83 AUD CDI 1:1 779 779 11-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 34.83 AUD CDI 1:1 595 595 11-Apr-25 BlackRock Fund Advisors on mkt buy 34.83 AUD CDI 1:1 1,199 1,199 11-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.83 AUD CDI 1:1 -223 -223 11-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.83 AUD CDI 1:1 1,258 1,258 11-Apr-25 BlackRock Investment Management, LLC on mkt sell 34.83 AUD CDI 1:1 -768 -768 11-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 34.83 AUD CDI 1:1 -1,378 -1,378 11-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.83 AUD CDI 1:1 16,556 16,556 11-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,055 -1,055 11-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -4,348 -4,348 11-Apr-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -25,207 -25,207 13-Apr-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -87,000 -87,000 14-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,345 6,345 14-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 572 572 14-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,616 -5,616 14-Apr-25 BlackRock Investment Management, LLC on mkt sell 35.28 AUD CDI 1:1 -2,426 -2,426 14-Apr-25 BlackRock Japan Co., Ltd. on mkt buy 35.66 AUD CDI 1:1 1,097 1,097 JHX page 56 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 14-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.50 AUD CDI 1:1 171 171 14-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.50 AUD CDI 1:1 171 171 14-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.50 AUD CDI 1:1 297 297 14-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.50 AUD CDI 1:1 396 396 14-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.50 AUD CDI 1:1 260 260 14-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.50 AUD CDI 1:1 260 260 14-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 35.50 AUD CDI 1:1 -1,946 -1,946 14-Apr-25 BlackRock Capital Management, Inc. on mkt sell 35.50 AUD CDI 1:1 -2,432 -2,432 14-Apr-25 BlackRock Japan Co., Ltd. on mkt buy 35.50 AUD CDI 1:1 5,460 5,460 14-Apr-25 BlackRock Financial Management, Inc. on mkt buy 35.50 AUD CDI 1:1 3,640 3,640 14-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 35.50 AUD CDI 1:1 -12,119 -12,119 14-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 35.50 AUD CDI 1:1 2,179 2,179 14-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 35.50 AUD CDI 1:1 479 479 14-Apr-25 BlackRock Financial Management, Inc. on mkt buy 35.50 AUD CDI 1:1 990 990 14-Apr-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 87,000 87,000 14-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -855 -855 14-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -6,494 -6,494 15-Apr-25 BlackRock Advisors, LLC on mkt buy 35.06 AUD CDI 1:1 4,971 4,971 15-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 35.06 AUD CDI 1:1 720 720 15-Apr-25 BlackRock Advisors, LLC on mkt buy 35.06 AUD CDI 1:1 46 46 15-Apr-25 BlackRock Advisors, LLC on mkt buy 35.06 AUD CDI 1:1 1,271 1,271 15-Apr-25 BlackRock Investment Management, LLC on mkt buy 35.06 AUD CDI 1:1 796 796 15-Apr-25 BlackRock (Singapore) Limited on mkt buy 35.06 AUD CDI 1:1 4,713 4,713 15-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 35.06 AUD CDI 1:1 394 394 15-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 35.06 AUD CDI 1:1 53 53 15-Apr-25 BlackRock Investment Management, LLC on mkt buy 35.06 AUD CDI 1:1 397 397 15-Apr-25 BlackRock Investment Management, LLC on mkt buy 35.06 AUD CDI 1:1 616 616 15-Apr-25 BlackRock Japan Co., Ltd. on mkt buy 35.00 AUD CDI 1:1 135 135 15-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 2,324 2,324 15-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 114 114 15-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 588 588 15-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 196 196 15-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 392 392 15-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 490 490 15-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 99 99 15-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 99 99 15-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 195 195 15-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.20 AUD CDI 1:1 390 390 15-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 35.20 AUD CDI 1:1 -708 -708 15-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 35.20 AUD CDI 1:1 -9,034 -9,034 15-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,422 -1,422 15-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -7,859 -7,859 16-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,168 3,168 16-Apr-25 BlackRock Advisors, LLC on mkt buy 34.18 AUD CDI 1:1 4,825 4,825 16-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.18 AUD CDI 1:1 698 698 16-Apr-25 BlackRock Advisors, LLC on mkt buy 34.18 AUD CDI 1:1 44 44 16-Apr-25 BlackRock Advisors, LLC on mkt buy 34.18 AUD CDI 1:1 1,234 1,234 16-Apr-25 BlackRock Investment Management, LLC on mkt buy 34.18 AUD CDI 1:1 773 773 16-Apr-25 BlackRock (Singapore) Limited on mkt buy 34.18 AUD CDI 1:1 4,574 4,574 16-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.18 AUD CDI 1:1 51 51 16-Apr-25 BlackRock Investment Management, LLC on mkt buy 34.18 AUD CDI 1:1 598 598 16-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,918 8,918 16-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 852 852 16-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 910 910 16-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.19 AUD CDI 1:1 7,932 7,932 JHX page 57 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 16-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.18 AUD CDI 1:1 1,724 1,724 16-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.18 AUD CDI 1:1 12,499 12,499 16-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.18 AUD CDI 1:1 -1,293 -1,293 16-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.18 AUD CDI 1:1 6,896 6,896 16-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.18 AUD CDI 1:1 3,324 3,324 16-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.18 AUD CDI 1:1 114 114 16-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.18 AUD CDI 1:1 396 396 16-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.18 AUD CDI 1:1 396 396 16-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.18 AUD CDI 1:1 198 198 16-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.18 AUD CDI 1:1 1,175 1,175 16-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.19 AUD CDI 1:1 1,178 1,178 16-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.18 AUD CDI 1:1 -170 -170 16-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 34.18 AUD CDI 1:1 -7,181 -7,181 16-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 34.18 AUD CDI 1:1 -18,764 -18,764 16-Apr-25 BlackRock Asset Management Canada Limited on mkt buy 34.18 AUD CDI 1:1 10,499 10,499 16-Apr-25 BlackRock Asset Management Canada Limited on mkt buy 34.18 AUD CDI 1:1 187 187 16-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.18 AUD CDI 1:1 9,308 9,308 16-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.18 AUD CDI 1:1 2,491 2,491 16-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.18 AUD CDI 1:1 2,876 2,876 16-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.18 AUD CDI 1:1 -101 -101 16-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 34.18 AUD CDI 1:1 -4,285 -4,285 16-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 34.18 AUD CDI 1:1 -11,193 -11,193 16-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -461 -461 16-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,343 -3,343 17-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,804 1,804 17-Apr-25 BlackRock Advisors, LLC on mkt buy 34.58 AUD CDI 1:1 4,825 4,825 17-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.58 AUD CDI 1:1 698 698 17-Apr-25 BlackRock Advisors, LLC on mkt buy 34.58 AUD CDI 1:1 45 45 17-Apr-25 BlackRock Advisors, LLC on mkt buy 34.58 AUD CDI 1:1 1,234 1,234 17-Apr-25 BlackRock Investment Management, LLC on mkt buy 34.58 AUD CDI 1:1 772 772 17-Apr-25 BlackRock (Singapore) Limited on mkt buy 34.58 AUD CDI 1:1 4,573 4,573 17-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.58 AUD CDI 1:1 52 52 17-Apr-25 BlackRock Investment Management, LLC on mkt buy 34.58 AUD CDI 1:1 598 598 17-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.95 AUD CDI 1:1 228 228 17-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.95 AUD CDI 1:1 594 594 17-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 34.95 AUD CDI 1:1 817 817 17-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.95 AUD CDI 1:1 481 481 17-Apr-25 BlackRock Japan Co., Ltd. on mkt buy 34.95 AUD CDI 1:1 13,472 13,472 17-Apr-25 BlackRock Financial Management, Inc. on mkt buy 34.95 AUD CDI 1:1 2,812 2,812 17-Apr-25 BlackRock Fund Advisors on mkt buy 34.95 AUD CDI 1:1 13,149 13,149 17-Apr-25 BlackRock Fund Advisors on mkt buy 34.95 AUD CDI 1:1 3,182 3,182 17-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.95 AUD CDI 1:1 1,012 1,012 17-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.95 AUD CDI 1:1 1,987 1,987 17-Apr-25 BlackRock Investment Management, LLC on mkt buy 34.95 AUD CDI 1:1 688 688 17-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 34.95 AUD CDI 1:1 -11,020 -11,020 17-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 59,726 59,726 JHX page 58 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 17-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 685,259 685,259 17-Apr-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 13,045 13,045 17-Apr-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 200,382 200,382 20-Apr-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -87,000 -87,000 21-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,542 -1,542 21-Apr-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 87,000 87,000 21-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -61,675 -61,675 21-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -700,753 -700,753 21-Apr-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -13,045 -13,045 21-Apr-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -204,331 -204,331 22-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,080 7,080 22-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 34.11 AUD CDI 1:1 -101 -101 22-Apr-25 BlackRock Investment Management, LLC on mkt sell 34.11 AUD CDI 1:1 -113 -113 22-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 34.10 AUD CDI 1:1 -190 -190 22-Apr-25 BlackRock Asset Management Canada Limited on mkt buy 34.10 AUD CDI 1:1 2,717 2,717 22-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.10 AUD CDI 1:1 416 416 22-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.10 AUD CDI 1:1 2,069 2,069 22-Apr-25 BlackRock Fund Advisors on mkt buy 34.10 AUD CDI 1:1 385 385 22-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.10 AUD CDI 1:1 4,739 4,739 22-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 34.10 AUD CDI 1:1 -10,980 -10,980 22-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -274 -274 22-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,008 -1,008 23-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -771 -771 23-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,562 1,562 23-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.15 AUD CDI 1:1 -31,001 -31,001 23-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 35.56 AUD CDI 1:1 792 792 23-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 35.56 AUD CDI 1:1 157 157 23-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 35.56 AUD CDI 1:1 154 154 23-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 35.58 AUD CDI 1:1 2,298 2,298 23-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 35.58 AUD CDI 1:1 1,353 1,353 23-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 35.52 AUD CDI 1:1 14,900 14,900 23-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.52 AUD CDI 1:1 98 98 23-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 35.61 AUD CDI 1:1 3,448 3,448 23-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 35.61 AUD CDI 1:1 770 770 23-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 35.61 AUD CDI 1:1 -1,165 -1,165 23-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 35.61 AUD CDI 1:1 -38 -38 23-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.61 AUD CDI 1:1 342 342 23-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.61 AUD CDI 1:1 114 114 23-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.61 AUD CDI 1:1 392 392 23-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 35.61 AUD CDI 1:1 198 198 23-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 35.61 AUD CDI 1:1 -264 -264 23-Apr-25 BlackRock Fund Advisors on mkt sell 35.61 AUD CDI 1:1 -382 -382 23-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.61 AUD CDI 1:1 -4,739 -4,739 23-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.61 AUD CDI 1:1 -2,450 -2,450 23-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -604 -604 23-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,134 -1,134 24-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,191 3,191 24-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,274 1,274 24-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.38 AUD CDI 1:1 431 431 24-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.38 AUD CDI 1:1 57 57 24-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.38 AUD CDI 1:1 297 297 24-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.38 AUD CDI 1:1 495 495 24-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.38 AUD CDI 1:1 232 232 24-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.38 AUD CDI 1:1 232 232 JHX page 59 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.38 AUD CDI 1:1 464 464 24-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 36.38 AUD CDI 1:1 -30,375 -30,375 24-Apr-25 BlackRock Japan Co., Ltd. on mkt buy 36.38 AUD CDI 1:1 21,662 21,662 24-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.38 AUD CDI 1:1 415 415 24-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.38 AUD CDI 1:1 4,776 4,776 24-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.38 AUD CDI 1:1 616 616 24-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 36.38 AUD CDI 1:1 -10,707 -10,707 24-Apr-25 BlackRock Capital Management, Inc. on mkt buy 36.38 AUD CDI 1:1 138 138 24-Apr-25 BlackRock Financial Management, Inc. on mkt buy 36.38 AUD CDI 1:1 4,282 4,282 24-Apr-25 BlackRock Investment Management, LLC on mkt buy 36.38 AUD CDI 1:1 2,828 2,828 24-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -14,160 -14,160 24-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 189 189 24-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 638 638 25-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -771 -771 25-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -366 -366 25-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,551 -2,551 27-Apr-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -87,000 -87,000 27-Apr-25 BlackRock Investment Management, LLC in specie n/a AUD CDI 1:1 -562 -562 27-Apr-25 BlackRock Investment Management, LLC in specie n/a AUD CDI 1:1 -7,796 -7,796 28-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,170 2,170 28-Apr-25 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -32,170 -32,170 28-Apr-25 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -146,228 -146,228 28-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 37.65 AUD CDI 1:1 8,055 8,055 28-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 36.94 AUD CDI 1:1 14,368 14,368 28-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.83 AUD CDI 1:1 263 263 28-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.83 AUD CDI 1:1 100 100 28-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.83 AUD CDI 1:1 400 400 28-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.83 AUD CDI 1:1 500 500 28-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.83 AUD CDI 1:1 99 99 28-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.83 AUD CDI 1:1 99 99 28-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 36.83 AUD CDI 1:1 -66 -66 28-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.83 AUD CDI 1:1 90 90 28-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.83 AUD CDI 1:1 270 270 28-Apr-25 BlackRock Fund Advisors on mkt buy 36.83 AUD CDI 1:1 8,110 8,110 28-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 36.83 AUD CDI 1:1 -1,265 -1,265 28-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.83 AUD CDI 1:1 440 440 28-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.83 AUD CDI 1:1 18,011 18,011 28-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 56,502 56,502 28-Apr-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 87,000 87,000 28-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 364 364 28-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,636 2,636 29-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,940 4,940 29-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 291 291 29-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 848 848 29-Apr-25 BlackRock Advisors, LLC on mkt buy 36.60 AUD CDI 1:1 6,064 6,064 29-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.60 AUD CDI 1:1 882 882 29-Apr-25 BlackRock Advisors, LLC on mkt buy 36.60 AUD CDI 1:1 57 57 29-Apr-25 BlackRock Advisors, LLC on mkt buy 36.60 AUD CDI 1:1 1,503 1,503 29-Apr-25 BlackRock Investment Management, LLC on mkt buy 36.60 AUD CDI 1:1 977 977 29-Apr-25 BlackRock (Singapore) Limited on mkt buy 36.60 AUD CDI 1:1 6,067 6,067 29-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.60 AUD CDI 1:1 67 67 29-Apr-25 BlackRock Investment Management, LLC on mkt buy 36.60 AUD CDI 1:1 723 723 JHX page 60 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 29-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.57 AUD CDI 1:1 396 396 29-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 36.57 AUD CDI 1:1 -464 -464 29-Apr-25 BlackRock Advisors, LLC on mkt sell 36.57 AUD CDI 1:1 -12,465 -12,465 29-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.57 AUD CDI 1:1 5,539 5,539 29-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,359 2,359 30-Apr-25 BlackRock Advisors, LLC on mkt buy 36.95 AUD CDI 1:1 5,885 5,885 30-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.95 AUD CDI 1:1 855 855 30-Apr-25 BlackRock Advisors, LLC on mkt buy 36.95 AUD CDI 1:1 56 56 30-Apr-25 BlackRock Advisors, LLC on mkt buy 36.95 AUD CDI 1:1 1,459 1,459 30-Apr-25 BlackRock Investment Management, LLC on mkt buy 36.95 AUD CDI 1:1 949 949 30-Apr-25 BlackRock (Singapore) Limited on mkt buy 36.95 AUD CDI 1:1 5,888 5,888 30-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.95 AUD CDI 1:1 65 65 30-Apr-25 BlackRock Investment Management, LLC on mkt buy 36.95 AUD CDI 1:1 701 701 30-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 36.93 AUD CDI 1:1 15,393 15,393 30-Apr-25 BlackRock Investment Management (UK) Limited on mkt sell 36.88 AUD CDI 1:1 -526 -526 30-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,261 1,261 30-Apr-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 19,000 19,000 30-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 36.97 AUD CDI 1:1 -5,421 -5,421 30-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 36.97 AUD CDI 1:1 -561 -561 30-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 36.97 AUD CDI 1:1 -551 -551 30-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.98 AUD CDI 1:1 91,062 91,062 30-Apr-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.98 AUD CDI 1:1 49,851 49,851 30-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 36.98 AUD CDI 1:1 25,935 25,935 30-Apr-25 BlackRock Asset Management Canada Limited on mkt buy 36.98 AUD CDI 1:1 19,736 19,736 30-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 36.98 AUD CDI 1:1 538 538 30-Apr-25 BlackRock Asset Management Canada Limited on mkt buy 36.98 AUD CDI 1:1 573 573 30-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 36.98 AUD CDI 1:1 3,623 3,623 30-Apr-25 BlackRock Investment Management (UK) Limited on mkt buy 36.98 AUD CDI 1:1 3,303 3,303 30-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.00 AUD CDI 1:1 770 770 30-Apr-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.00 AUD CDI 1:1 4,310 4,310 30-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 37.00 AUD CDI 1:1 168 168 30-Apr-25 BlackRock Advisors (UK) Limited on mkt buy 37.00 AUD CDI 1:1 396 396 30-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 37.00 AUD CDI 1:1 -13,240 -13,240 30-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 37.00 AUD CDI 1:1 -568 -568 30-Apr-25 BlackRock Fund Advisors on mkt sell 37.00 AUD CDI 1:1 -4,014 -4,014 30-Apr-25 BlackRock Capital Management, Inc. on mkt sell 37.00 AUD CDI 1:1 -1,960 -1,960 30-Apr-25 BlackRock Institutional Trust Company, National Association on mkt sell 37.00 AUD CDI 1:1 -3,820 -3,820 30-Apr-25 BlackRock Financial Management, Inc. on mkt sell 37.00 AUD CDI 1:1 -1,287 -1,287 30-Apr-25 BlackRock Advisors (UK) Limited on mkt sell 37.00 AUD CDI 1:1 -9,207 -9,207 30-Apr-25 BlackRock Investment Management (Australia) Limited on mkt sell 37.00 AUD CDI 1:1 -5,580 -5,580 30-Apr-25 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -17,329 -17,329 30-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -35 -35 30-Apr-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,070 1,070 01-May-25 BlackRock Advisors, LLC on mkt buy 37.11 AUD CDI 1:1 5,886 5,886 01-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 37.11 AUD CDI 1:1 855 855 01-May-25 BlackRock Advisors, LLC on mkt buy 37.11 AUD CDI 1:1 55 55 JHX page 61 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 01-May-25 BlackRock Advisors, LLC on mkt buy 37.11 AUD CDI 1:1 1,458 1,458 01-May-25 BlackRock Investment Management, LLC on mkt buy 37.11 AUD CDI 1:1 949 949 01-May-25 BlackRock (Singapore) Limited on mkt buy 37.11 AUD CDI 1:1 5,888 5,888 01-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.11 AUD CDI 1:1 66 66 01-May-25 BlackRock Investment Management, LLC on mkt buy 37.11 AUD CDI 1:1 701 701 01-May-25 BlackRock Advisors (UK) Limited on mkt buy 37.19 AUD CDI 1:1 306 306 01-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.19 AUD CDI 1:1 386 386 01-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 37.19 AUD CDI 1:1 -5,158 -5,158 01-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 37.19 AUD CDI 1:1 -1,722 -1,722 01-May-25 BlackRock Investment Management, LLC on mkt buy 37.19 AUD CDI 1:1 5,065 5,065 01-May-25 BlackRock Advisors, LLC on mkt buy 37.19 AUD CDI 1:1 4,644 4,644 01-May-25 BlackRock Investment Management, LLC on mkt buy 37.19 AUD CDI 1:1 665 665 01-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -15,930 -15,930 01-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,536 1,536 01-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 255 255 01-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,270 1,270 02-May-25 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 23,139 23,139 02-May-25 BlackRock Investment Management (UK) Limited on mkt sell 37.83 AUD CDI 1:1 -853 -853 02-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 37.89 AUD CDI 1:1 -1,936 -1,936 02-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 37.89 AUD CDI 1:1 -323 -323 02-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 37.89 AUD CDI 1:1 -326 -326 02-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.72 AUD CDI 1:1 862 862 02-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.72 AUD CDI 1:1 1,724 1,724 02-May-25 BlackRock Advisors (UK) Limited on mkt buy 37.72 AUD CDI 1:1 99 99 02-May-25 BlackRock Advisors (UK) Limited on mkt buy 37.72 AUD CDI 1:1 262 262 02-May-25 BlackRock Capital Management, Inc. on mkt sell 37.72 AUD CDI 1:1 -1,834 -1,834 02-May-25 BlackRock Investment Management (UK) Limited on mkt buy 37.72 AUD CDI 1:1 367 367 02-May-25 BlackRock Financial Management, Inc. on mkt sell 37.72 AUD CDI 1:1 -233 -233 02-May-25 BlackRock Investment Management, LLC on mkt sell 37.72 AUD CDI 1:1 -4,224 -4,224 02-May-25 BlackRock Investment Management (UK) Limited on mkt buy 37.72 AUD CDI 1:1 1,044 1,044 02-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 37.72 AUD CDI 1:1 5,890 5,890 02-May-25 BlackRock Asset Management Canada Limited on mkt buy 37.72 AUD CDI 1:1 6,928 6,928 02-May-25 BlackRock Fund Advisors on mkt buy 37.72 AUD CDI 1:1 21,148 21,148 02-May-25 BlackRock Advisors (UK) Limited on mkt buy 37.72 AUD CDI 1:1 8,560 8,560 02-May-25 BlackRock Investment Management, LLC on mkt buy 37.72 AUD CDI 1:1 858 858 02-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,310 5,310 02-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 357 357 02-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,624 3,624 04-May-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -87,000 -87,000 05-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,525 5,525 05-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 37.29 AUD CDI 1:1 -5,225 -5,225 05-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.30 AUD CDI 1:1 770 770 05-May-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 87,000 87,000 05-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,422 3,422 06-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,752 1,752 06-May-25 BlackRock Advisors, LLC on mkt buy 37.33 AUD CDI 1:1 4,020 4,020 06-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 37.33 AUD CDI 1:1 572 572 JHX page 62 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 06-May-25 BlackRock Advisors, LLC on mkt buy 37.33 AUD CDI 1:1 37 37 06-May-25 BlackRock Advisors, LLC on mkt buy 37.33 AUD CDI 1:1 999 999 06-May-25 BlackRock Investment Management, LLC on mkt buy 37.33 AUD CDI 1:1 620 620 06-May-25 BlackRock (Singapore) Limited on mkt buy 37.33 AUD CDI 1:1 3,907 3,907 06-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.33 AUD CDI 1:1 47 47 06-May-25 BlackRock Investment Management, LLC on mkt buy 37.33 AUD CDI 1:1 499 499 06-May-25 BlackRock Advisors (UK) Limited on mkt buy 37.47 AUD CDI 1:1 1,171 1,171 06-May-25 BlackRock Advisors (UK) Limited on mkt buy 37.47 AUD CDI 1:1 582 582 06-May-25 BlackRock Advisors (UK) Limited on mkt buy 37.47 AUD CDI 1:1 396 396 06-May-25 BlackRock Advisors (UK) Limited on mkt sell 37.47 AUD CDI 1:1 -2,448 -2,448 06-May-25 BlackRock Investment Management (UK) Limited on mkt buy 37.47 AUD CDI 1:1 7,640 7,640 06-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,818 4,818 06-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -188 -188 06-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 10,603 10,603 07-May-25 BlackRock Advisors, LLC on mkt buy 36.99 AUD CDI 1:1 3,901 3,901 07-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.99 AUD CDI 1:1 555 555 07-May-25 BlackRock Advisors, LLC on mkt buy 36.99 AUD CDI 1:1 36 36 07-May-25 BlackRock Advisors, LLC on mkt buy 36.99 AUD CDI 1:1 969 969 07-May-25 BlackRock Investment Management, LLC on mkt buy 36.99 AUD CDI 1:1 601 601 07-May-25 BlackRock (Singapore) Limited on mkt buy 36.99 AUD CDI 1:1 3,792 3,792 07-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.99 AUD CDI 1:1 47 47 07-May-25 BlackRock Investment Management, LLC on mkt buy 36.99 AUD CDI 1:1 484 484 07-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,037 5,037 07-May-25 BlackRock Advisors (UK) Limited on mkt buy 36.93 AUD CDI 1:1 513 513 07-May-25 BlackRock Advisors (UK) Limited on mkt buy 36.93 AUD CDI 1:1 171 171 07-May-25 BlackRock Advisors (UK) Limited on mkt buy 36.93 AUD CDI 1:1 228 228 07-May-25 BlackRock Advisors (UK) Limited on mkt buy 36.93 AUD CDI 1:1 267 267 07-May-25 BlackRock Advisors (UK) Limited on mkt sell 36.93 AUD CDI 1:1 -180 -180 07-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.93 AUD CDI 1:1 -416 -416 07-May-25 BlackRock Fund Advisors on mkt sell 36.93 AUD CDI 1:1 -7,537 -7,537 07-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.93 AUD CDI 1:1 240 240 07-May-25 BlackRock Advisors, LLC on mkt sell 36.93 AUD CDI 1:1 -18,493 -18,493 07-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 36.93 AUD CDI 1:1 -9,974 -9,974 07-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 36.93 AUD CDI 1:1 -15,466 -15,466 07-May-25 BlackRock Investment Management, LLC on mkt sell 36.93 AUD CDI 1:1 -1,484 -1,484 07-May-25 BlackRock Investment Management, LLC on mkt sell 36.93 AUD CDI 1:1 -778 -778 07-May-25 BlackRock Investment Management, LLC on mkt sell 36.93 AUD CDI 1:1 -1,919 -1,919 07-May-25 BlackRock Investment Management (UK) Limited on mkt sell 36.93 AUD CDI 1:1 -53,374 -53,374 07-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -49 -49 07-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -189 -189 08-May-25 BlackRock Advisors, LLC on mkt buy 36.78 AUD CDI 1:1 3,902 3,902 08-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.78 AUD CDI 1:1 556 556 08-May-25 BlackRock Advisors, LLC on mkt buy 36.78 AUD CDI 1:1 36 36 08-May-25 BlackRock Advisors, LLC on mkt buy 36.78 AUD CDI 1:1 969 969 08-May-25 BlackRock Investment Management, LLC on mkt buy 36.78 AUD CDI 1:1 601 601 08-May-25 BlackRock (Singapore) Limited on mkt buy 36.78 AUD CDI 1:1 3,791 3,791 08-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.78 AUD CDI 1:1 46 46 08-May-25 BlackRock Investment Management, LLC on mkt buy 36.78 AUD CDI 1:1 484 484 08-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,105 1,105 08-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,989 1,989 08-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 663 663 08-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 10,387 10,387 08-May-25 BlackRock Advisors (UK) Limited on mkt buy 37.01 AUD CDI 1:1 285 285 JHX page 63 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 08-May-25 BlackRock Advisors (UK) Limited on mkt sell 37.01 AUD CDI 1:1 -132 -132 08-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 37.01 AUD CDI 1:1 -4,779 -4,779 08-May-25 BlackRock Investment Management (UK) Limited on mkt sell 37.01 AUD CDI 1:1 -3,022 -3,022 08-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 37.01 AUD CDI 1:1 -13,762 -13,762 08-May-25 BlackRock Investment Management, LLC on mkt buy 37.01 AUD CDI 1:1 7,914 7,914 08-May-25 BlackRock Asset Management Canada Limited on mkt buy 37.01 AUD CDI 1:1 190 190 08-May-25 BlackRock Investment Management (UK) Limited on mkt sell 37.01 AUD CDI 1:1 -1,505 -1,505 08-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,873 2,873 08-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2 -2 08-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,565 1,565 08-May-25 SPIDERROCK ADVISORS LLC in specie n/a USD ADR 1:1 371 371 09-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,360 4,360 09-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,180 2,180 09-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 37.30 AUD CDI 1:1 945 945 09-May-25 BlackRock Investment Management (UK) Limited on mkt buy 37.82 AUD CDI 1:1 13,134 13,134 09-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.99 AUD CDI 1:1 3,448 3,448 09-May-25 BlackRock Advisors (UK) Limited on mkt buy 37.99 AUD CDI 1:1 1,107 1,107 09-May-25 BlackRock Advisors (UK) Limited on mkt buy 37.99 AUD CDI 1:1 490 490 09-May-25 BlackRock Advisors (UK) Limited on mkt sell 37.99 AUD CDI 1:1 -2,089 -2,089 09-May-25 BlackRock Investment Management (UK) Limited on mkt buy 37.99 AUD CDI 1:1 867 867 09-May-25 BlackRock Investment Management (UK) Limited on mkt buy 37.99 AUD CDI 1:1 1,277 1,277 09-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 37.99 AUD CDI 1:1 30,922 30,922 09-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 35 35 09-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 184 184 11-May-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -87,000 -87,000 12-May-25 BlackRock Advisors (UK) Limited on mkt sell 38.42 AUD CDI 1:1 -18 -18 12-May-25 BlackRock Advisors (UK) Limited on mkt buy 38.42 AUD CDI 1:1 2,216 2,216 12-May-25 BlackRock Advisors (UK) Limited on mkt buy 38.42 AUD CDI 1:1 263 263 12-May-25 BlackRock Advisors (UK) Limited on mkt sell 38.42 AUD CDI 1:1 -231 -231 12-May-25 BlackRock Capital Management, Inc. on mkt sell 38.42 AUD CDI 1:1 -191 -191 12-May-25 BlackRock Investment Management (UK) Limited on mkt buy 38.42 AUD CDI 1:1 2,200 2,200 12-May-25 BlackRock Financial Management, Inc. on mkt sell 38.42 AUD CDI 1:1 -146 -146 12-May-25 BlackRock Fund Advisors on mkt buy 38.42 AUD CDI 1:1 4,219 4,219 12-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,080 7,080 12-May-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 87,000 87,000 12-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 92 92 12-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,294 -2,294 13-May-25 BlackRock Advisors, LLC on mkt buy 39.60 AUD CDI 1:1 4,299 4,299 13-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 39.60 AUD CDI 1:1 621 621 13-May-25 BlackRock Advisors, LLC on mkt buy 39.60 AUD CDI 1:1 39 39 13-May-25 BlackRock Advisors, LLC on mkt buy 39.60 AUD CDI 1:1 1,087 1,087 13-May-25 BlackRock Investment Management, LLC on mkt buy 39.60 AUD CDI 1:1 662 662 13-May-25 BlackRock (Singapore) Limited on mkt buy 39.60 AUD CDI 1:1 4,731 4,731 13-May-25 BlackRock Investment Management (UK) Limited on mkt buy 39.60 AUD CDI 1:1 34 34 13-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 39.60 AUD CDI 1:1 45 45 13-May-25 BlackRock Investment Management, LLC on mkt buy 39.60 AUD CDI 1:1 40 40 13-May-25 BlackRock Investment Management, LLC on mkt buy 39.60 AUD CDI 1:1 521 521 13-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 39.53 AUD CDI 1:1 770 770 13-May-25 BlackRock Advisors (UK) Limited on mkt buy 39.53 AUD CDI 1:1 306 306 13-May-25 BlackRock Advisors (UK) Limited on mkt buy 39.53 AUD CDI 1:1 268 268 13-May-25 BlackRock Advisors (UK) Limited on mkt sell 39.53 AUD CDI 1:1 -390 -390 JHX page 64 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 13-May-25 BlackRock Advisors (UK) Limited on mkt sell 39.53 AUD CDI 1:1 -434 -434 13-May-25 BlackRock Advisors (UK) Limited on mkt sell 39.53 AUD CDI 1:1 -5,544 -5,544 13-May-25 BlackRock Advisors (UK) Limited on mkt buy 39.53 AUD CDI 1:1 9,931 9,931 13-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 81 81 13-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,608 -2,608 14-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,202 -4,202 14-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,744 1,744 14-May-25 BlackRock Advisors, LLC on mkt buy 39.96 AUD CDI 1:1 4,172 4,172 14-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 39.96 AUD CDI 1:1 602 602 14-May-25 BlackRock Advisors, LLC on mkt buy 39.96 AUD CDI 1:1 38 38 14-May-25 BlackRock Advisors, LLC on mkt buy 39.96 AUD CDI 1:1 1,055 1,055 14-May-25 BlackRock Investment Management, LLC on mkt buy 39.96 AUD CDI 1:1 642 642 14-May-25 BlackRock (Singapore) Limited on mkt buy 39.96 AUD CDI 1:1 4,592 4,592 14-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 39.96 AUD CDI 1:1 44 44 14-May-25 BlackRock Investment Management, LLC on mkt buy 39.96 AUD CDI 1:1 507 507 14-May-25 BlackRock Advisors (UK) Limited on mkt buy 40.16 AUD CDI 1:1 57 57 14-May-25 BlackRock Advisors (UK) Limited on mkt buy 40.16 AUD CDI 1:1 171 171 14-May-25 BlackRock Advisors (UK) Limited on mkt buy 40.16 AUD CDI 1:1 121 121 14-May-25 BlackRock Advisors (UK) Limited on mkt buy 40.16 AUD CDI 1:1 121 121 14-May-25 BlackRock Advisors (UK) Limited on mkt buy 40.16 AUD CDI 1:1 200 200 14-May-25 BlackRock Advisors (UK) Limited on mkt buy 40.16 AUD CDI 1:1 256 256 14-May-25 BlackRock Advisors (UK) Limited on mkt buy 40.16 AUD CDI 1:1 130 130 14-May-25 BlackRock Advisors (UK) Limited on mkt buy 40.16 AUD CDI 1:1 118 118 14-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.16 AUD CDI 1:1 1,414 1,414 14-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.16 AUD CDI 1:1 2,076 2,076 14-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 40.16 AUD CDI 1:1 512 512 14-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.16 AUD CDI 1:1 624 624 14-May-25 BlackRock Investment Management (UK) Limited on mkt sell 40.16 AUD CDI 1:1 -23,117 -23,117 14-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 40.16 AUD CDI 1:1 528 528 14-May-25 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 -699 -699 14-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -72 -72 14-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -1,275 -1,275 14-May-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -12,924 -12,924 15-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 432 432 15-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -35,101 -35,101 15-May-25 BlackRock Advisors, LLC on mkt buy 39.36 AUD CDI 1:1 4,172 4,172 15-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 39.36 AUD CDI 1:1 602 602 15-May-25 BlackRock Advisors, LLC on mkt buy 39.36 AUD CDI 1:1 38 38 15-May-25 BlackRock Advisors, LLC on mkt buy 39.36 AUD CDI 1:1 1,056 1,056 15-May-25 BlackRock Investment Management, LLC on mkt buy 39.36 AUD CDI 1:1 642 642 15-May-25 BlackRock (Singapore) Limited on mkt buy 39.36 AUD CDI 1:1 4,591 4,591 15-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 39.36 AUD CDI 1:1 44 44 15-May-25 BlackRock Investment Management, LLC on mkt buy 39.36 AUD CDI 1:1 507 507 15-May-25 BlackRock Japan Co., Ltd. on mkt sell 39.44 AUD CDI 1:1 -425 -425 15-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.93 AUD CDI 1:1 3,448 3,448 15-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 38.93 AUD CDI 1:1 -4,961 -4,961 15-May-25 BlackRock Capital Management, Inc. on mkt buy 38.93 AUD CDI 1:1 398 398 15-May-25 BlackRock Advisors, LLC on mkt sell 38.93 AUD CDI 1:1 -13,975 -13,975 15-May-25 BlackRock Advisors, LLC on mkt buy 38.93 AUD CDI 1:1 21 21 15-May-25 BlackRock Financial Management, Inc. on mkt buy 38.93 AUD CDI 1:1 187 187 15-May-25 BlackRock Investment Management, LLC on mkt buy 38.93 AUD CDI 1:1 19,259 19,259 15-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.93 AUD CDI 1:1 247 247 JHX page 65 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 15-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.93 AUD CDI 1:1 2,841 2,841 15-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 29 29 15-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 245 245 16-May-25 BlackRock Fund Advisors on mkt sell 39.15 AUD CDI 1:1 -2,811 -2,811 16-May-25 BlackRock Investment Management (UK) Limited on mkt buy 38.78 AUD CDI 1:1 21,453 21,453 16-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 38.58 AUD CDI 1:1 824 824 16-May-25 BlackRock Advisors (UK) Limited on mkt buy 38.40 AUD CDI 1:1 36 36 16-May-25 BlackRock Advisors (UK) Limited on mkt buy 38.40 AUD CDI 1:1 392 392 16-May-25 BlackRock Advisors (UK) Limited on mkt buy 38.40 AUD CDI 1:1 130 130 16-May-25 BlackRock Advisors (UK) Limited on mkt buy 38.40 AUD CDI 1:1 130 130 16-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.40 AUD CDI 1:1 5,610 5,610 16-May-25 BlackRock Investment Management (UK) Limited on mkt buy 38.40 AUD CDI 1:1 2,018 2,018 16-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.40 AUD CDI 1:1 944 944 16-May-25 BlackRock Investment Management (UK) Limited on mkt buy 38.40 AUD CDI 1:1 216 216 16-May-25 BlackRock Investment Management, LLC on mkt buy 38.40 AUD CDI 1:1 699 699 16-May-25 BlackRock Investment Management (UK) Limited on mkt buy 38.40 AUD CDI 1:1 3,203 3,203 16-May-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 706,000 706,000 16-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,310 2,310 18-May-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -793,000 -793,000 19-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 864 864 19-May-25 BlackRock Advisors (UK) Limited on mkt sell 38.35 AUD CDI 1:1 -3,342 -3,342 19-May-25 BlackRock Capital Management, Inc. on mkt buy 38.35 AUD CDI 1:1 331 331 19-May-25 BlackRock Financial Management, Inc. on mkt buy 38.35 AUD CDI 1:1 163 163 19-May-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 793,000 793,000 19-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 23 23 19-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,021 -2,021 19-May-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -712 -712 20-May-25 BlackRock Advisors, LLC on mkt buy 38.55 AUD CDI 1:1 5,384 5,384 20-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 38.55 AUD CDI 1:1 697 697 20-May-25 BlackRock Advisors, LLC on mkt buy 38.55 AUD CDI 1:1 49 49 20-May-25 BlackRock Advisors, LLC on mkt buy 38.55 AUD CDI 1:1 1,361 1,361 20-May-25 BlackRock Investment Management, LLC on mkt buy 38.55 AUD CDI 1:1 849 849 20-May-25 BlackRock (Singapore) Limited on mkt buy 38.55 AUD CDI 1:1 5,303 5,303 20-May-25 BlackRock Investment Management (UK) Limited on mkt buy 38.55 AUD CDI 1:1 174 174 20-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.55 AUD CDI 1:1 58 58 20-May-25 BlackRock Investment Management, LLC on mkt buy 38.55 AUD CDI 1:1 164 164 20-May-25 BlackRock Investment Management, LLC on mkt buy 38.55 AUD CDI 1:1 671 671 20-May-25 BlackRock Advisors (UK) Limited on mkt sell 38.49 AUD CDI 1:1 -2,362 -2,362 20-May-25 BlackRock Advisors (UK) Limited on mkt buy 38.49 AUD CDI 1:1 200 200 20-May-25 BlackRock Advisors (UK) Limited on mkt buy 38.49 AUD CDI 1:1 264 264 20-May-25 BlackRock Advisors (UK) Limited on mkt buy 38.49 AUD CDI 1:1 130 130 20-May-25 BlackRock Investment Management (UK) Limited on mkt buy 38.49 AUD CDI 1:1 1,115 1,115 20-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 122 122 20-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -318 -318 20-May-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -554 -554 21-May-25 BlackRock Investment Management (UK) Limited on mkt sell 36.80 AUD CDI 1:1 -1,305 -1,305 21-May-25 BlackRock Advisors, LLC on mkt buy 36.25 AUD CDI 1:1 5,226 5,226 21-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.25 AUD CDI 1:1 676 676 21-May-25 BlackRock Advisors, LLC on mkt buy 36.25 AUD CDI 1:1 48 48 21-May-25 BlackRock Advisors, LLC on mkt buy 36.25 AUD CDI 1:1 1,321 1,321 21-May-25 BlackRock Investment Management, LLC on mkt buy 36.25 AUD CDI 1:1 824 824 21-May-25 BlackRock (Singapore) Limited on mkt buy 36.25 AUD CDI 1:1 5,146 5,146 JHX page 66 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 21-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.25 AUD CDI 1:1 56 56 21-May-25 BlackRock Investment Management, LLC on mkt buy 36.25 AUD CDI 1:1 652 652 21-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.39 AUD CDI 1:1 -7,596 -7,596 21-May-25 BlackRock Advisors (UK) Limited on mkt sell 36.11 AUD CDI 1:1 -2,362 -2,362 21-May-25 BlackRock Advisors (UK) Limited on mkt sell 36.11 AUD CDI 1:1 -657 -657 21-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 36.11 AUD CDI 1:1 -2,540 -2,540 21-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 36.11 AUD CDI 1:1 -386 -386 21-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 36.11 AUD CDI 1:1 -386 -386 21-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.11 AUD CDI 1:1 -3,673 -3,673 21-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.11 AUD CDI 1:1 -1,390 -1,390 21-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.11 AUD CDI 1:1 -353 -353 21-May-25 BlackRock Investment Management (UK) Limited on mkt sell 36.11 AUD CDI 1:1 -28,854 -28,854 21-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.11 AUD CDI 1:1 31,055 31,055 21-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -346 -346 21-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,123 3,123 21-May-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -6,437 -6,437 22-May-25 BlackRock Advisors, LLC on mkt buy 36.28 AUD CDI 1:1 5,225 5,225 22-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.28 AUD CDI 1:1 677 677 22-May-25 BlackRock Advisors, LLC on mkt buy 36.28 AUD CDI 1:1 49 49 22-May-25 BlackRock Advisors, LLC on mkt buy 36.28 AUD CDI 1:1 1,320 1,320 22-May-25 BlackRock Investment Management, LLC on mkt buy 36.28 AUD CDI 1:1 824 824 22-May-25 BlackRock (Singapore) Limited on mkt buy 36.28 AUD CDI 1:1 5,146 5,146 22-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.28 AUD CDI 1:1 56 56 22-May-25 BlackRock Investment Management, LLC on mkt buy 36.28 AUD CDI 1:1 652 652 22-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.20 AUD CDI 1:1 -5,289 -5,289 22-May-25 BlackRock Advisors (UK) Limited on mkt buy 36.07 AUD CDI 1:1 1,181 1,181 22-May-25 BlackRock Advisors (UK) Limited on mkt sell 36.07 AUD CDI 1:1 -57 -57 22-May-25 BlackRock Advisors (UK) Limited on mkt sell 36.07 AUD CDI 1:1 -228 -228 22-May-25 BlackRock Capital Management, Inc. on mkt sell 36.07 AUD CDI 1:1 -1,600 -1,600 22-May-25 BlackRock Financial Management, Inc. on mkt sell 36.07 AUD CDI 1:1 -2,575 -2,575 22-May-25 BlackRock Investment Management (UK) Limited on mkt sell 36.07 AUD CDI 1:1 -1,750 -1,750 22-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 36.07 AUD CDI 1:1 3,637 3,637 22-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -69 -69 22-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 3,428 3,428 23-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.74 AUD CDI 1:1 -3,786 -3,786 23-May-25 BlackRock Advisors (UK) Limited on mkt buy 36.51 AUD CDI 1:1 202 202 23-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 36.51 AUD CDI 1:1 -8,295 -8,295 23-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 36.51 AUD CDI 1:1 -1,289 -1,289 23-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 36.51 AUD CDI 1:1 -1,276 -1,276 23-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.51 AUD CDI 1:1 -17,115 -17,115 23-May-25 BlackRock Investment Management (UK) Limited on mkt buy 36.51 AUD CDI 1:1 396 396 23-May-25 BlackRock Investment Management (UK) Limited on mkt buy 36.51 AUD CDI 1:1 862 862 23-May-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -11,620 -11,620 23-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 57,815 57,815 23-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 707,888 707,888 JHX page 67 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 23-May-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 13,045 13,045 23-May-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 183,704 183,704 25-May-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -793,000 -793,000 26-May-25 BlackRock Capital Management, Inc. on mkt sell 35.63 AUD CDI 1:1 -4,488 -4,488 26-May-25 BlackRock Financial Management, Inc. on mkt sell 35.63 AUD CDI 1:1 -9,486 -9,486 27-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,310 -5,310 27-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,507 -9,507 27-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 82 82 27-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 35.86 AUD CDI 1:1 4,718 4,718 27-May-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,479 -2,479 27-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -58,707 -58,707 27-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -709,677 -709,677 27-May-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -13,045 -13,045 27-May-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -183,704 -183,704 28-May-25 BlackRock Investment Management (UK) Limited on mkt sell 35.09 AUD CDI 1:1 -959 -959 28-May-25 BlackRock Investment Management, LLC on mkt sell 35.09 AUD CDI 1:1 -978 -978 28-May-25 BlackRock Investment Management (UK) Limited on mkt sell 35.03 AUD CDI 1:1 -21,044 -21,044 28-May-25 BlackRock Investment Management (UK) Limited on mkt sell 35.03 AUD CDI 1:1 -27,845 -27,845 28-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 35.03 AUD CDI 1:1 -1,519 -1,519 28-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 35.03 AUD CDI 1:1 -3,259 -3,259 28-May-25 BlackRock Investment Management (Australia) Limited on mkt buy 35.15 AUD CDI 1:1 770 770 28-May-25 BlackRock Advisors (UK) Limited on mkt sell 35.15 AUD CDI 1:1 -18 -18 28-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.15 AUD CDI 1:1 3,342 3,342 28-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.15 AUD CDI 1:1 4,456 4,456 28-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.15 AUD CDI 1:1 174 174 28-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -453 -453 28-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -3,945 -3,945 29-May-25 BlackRock Investment Management (UK) Limited on mkt buy 34.40 AUD CDI 1:1 4,536 4,536 29-May-25 BlackRock Advisors (UK) Limited on mkt sell 34.69 AUD CDI 1:1 -54 -54 29-May-25 BlackRock Advisors (UK) Limited on mkt buy 34.69 AUD CDI 1:1 2,226 2,226 29-May-25 BlackRock Advisors (UK) Limited on mkt sell 34.69 AUD CDI 1:1 -130 -130 29-May-25 BlackRock Capital Management, Inc. on mkt sell 34.69 AUD CDI 1:1 -694 -694 29-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 34.69 AUD CDI 1:1 37,147 37,147 29-May-25 BlackRock Financial Management, Inc. on mkt sell 34.69 AUD CDI 1:1 -2,191 -2,191 29-May-25 BlackRock Asset Management Canada Limited on mkt buy 34.69 AUD CDI 1:1 212 212 29-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.69 AUD CDI 1:1 -555 -555 29-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.69 AUD CDI 1:1 -7,251 -7,251 29-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -364 -364 29-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -2,904 -2,904 30-May-25 BlackRock Institutional Trust Company, National Association on mkt buy 35.53 AUD CDI 1:1 10,796 10,796 30-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.53 AUD CDI 1:1 337 337 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.53 AUD CDI 1:1 3,462 3,462 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.53 AUD CDI 1:1 14,043 14,043 30-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.54 AUD CDI 1:1 -11,028 -11,028 30-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.54 AUD CDI 1:1 -1,810 -1,810 30-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.54 AUD CDI 1:1 -1,805 -1,805 30-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.44 AUD CDI 1:1 108 108 30-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.44 AUD CDI 1:1 5,520 5,520 30-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.44 AUD CDI 1:1 225 225 JHX page 68 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.44 AUD CDI 1:1 26,535 26,535 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.44 AUD CDI 1:1 200 200 30-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 35.44 AUD CDI 1:1 -349 -349 30-May-25 BlackRock Investment Management (UK) Limited on mkt sell 35.44 AUD CDI 1:1 -2,423 -2,423 30-May-25 BlackRock Asset Management Canada Limited on mkt buy 35.44 AUD CDI 1:1 68,226 68,226 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.44 AUD CDI 1:1 1,195 1,195 30-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.44 AUD CDI 1:1 -18,828 -18,828 30-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.44 AUD CDI 1:1 -328 -328 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.44 AUD CDI 1:1 381 381 30-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.44 AUD CDI 1:1 -808 -808 30-May-25 BlackRock Fund Advisors on mkt sell 35.44 AUD CDI 1:1 -11,450 -11,450 30-May-25 BlackRock Fund Advisors on mkt sell 35.44 AUD CDI 1:1 -1,423 -1,423 30-May-25 BlackRock Asset Management Canada Limited on mkt buy 35.44 AUD CDI 1:1 2,048 2,048 30-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.44 AUD CDI 1:1 1,483 1,483 30-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.44 AUD CDI 1:1 1,758 1,758 30-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.44 AUD CDI 1:1 59 59 30-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.44 AUD CDI 1:1 5,404 5,404 30-May-25 BlackRock Fund Advisors on mkt sell 35.44 AUD CDI 1:1 -48,092 -48,092 30-May-25 BlackRock Fund Advisors on mkt sell 35.44 AUD CDI 1:1 -4,979 -4,979 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.44 AUD CDI 1:1 1,891 1,891 30-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.44 AUD CDI 1:1 -1,746 -1,746 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.44 AUD CDI 1:1 714 714 30-May-25 BlackRock Financial Management, Inc. on mkt buy 35.44 AUD CDI 1:1 638 638 30-May-25 BlackRock Investment Management, LLC on mkt sell 35.44 AUD CDI 1:1 -535 -535 30-May-25 BlackRock Fund Advisors on mkt sell 35.44 AUD CDI 1:1 -2,396 -2,396 30-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.44 AUD CDI 1:1 595 595 30-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 35.44 AUD CDI 1:1 -405 -405 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.44 AUD CDI 1:1 70,194 70,194 30-May-25 BlackRock Investment Management (UK) Limited on mkt sell 35.44 AUD CDI 1:1 -7,207 -7,207 30-May-25 BlackRock Investment Management (UK) Limited on mkt sell 35.44 AUD CDI 1:1 -9,044 -9,044 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.44 AUD CDI 1:1 529 529 30-May-25 BlackRock Advisors (UK) Limited on mkt sell 35.44 AUD CDI 1:1 -3,430 -3,430 30-May-25 BlackRock Advisors (UK) Limited on mkt sell 35.44 AUD CDI 1:1 -581 -581 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.44 AUD CDI 1:1 3,162 3,162 30-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.44 AUD CDI 1:1 -22,266 -22,266 30-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.44 AUD CDI 1:1 -388 -388 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.44 AUD CDI 1:1 1,008 1,008 30-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.44 AUD CDI 1:1 -955 -955 30-May-25 BlackRock Fund Advisors on mkt sell 35.44 AUD CDI 1:1 -13,542 -13,542 30-May-25 BlackRock Fund Advisors on mkt sell 35.44 AUD CDI 1:1 -1,683 -1,683 30-May-25 BlackRock Advisors (UK) Limited on mkt sell 35.44 AUD CDI 1:1 -10,755 -10,755 30-May-25 BlackRock Advisors (UK) Limited on mkt sell 35.44 AUD CDI 1:1 -1,263 -1,263 30-May-25 BlackRock Advisors (UK) Limited on mkt sell 35.44 AUD CDI 1:1 -2,548 -2,548 30-May-25 BlackRock Advisors (UK) Limited on mkt sell 35.44 AUD CDI 1:1 -15,355 -15,355 30-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.44 AUD CDI 1:1 3,923 3,923 30-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.44 AUD CDI 1:1 4,651 4,651 30-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.44 AUD CDI 1:1 157 157 JHX page 69 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 30-May-25 BlackRock Advisors (UK) Limited on mkt buy 35.44 AUD CDI 1:1 14,294 14,294 30-May-25 BlackRock Advisors (UK) Limited on mkt sell 35.44 AUD CDI 1:1 -4,867 -4,867 30-May-25 BlackRock Fund Advisors on mkt buy 35.44 AUD CDI 1:1 100,139 100,139 30-May-25 BlackRock Fund Advisors on mkt sell 35.44 AUD CDI 1:1 -56,876 -56,876 30-May-25 BlackRock Investment Management, LLC on mkt sell 35.44 AUD CDI 1:1 -797 -797 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.44 AUD CDI 1:1 5,004 5,004 30-May-25 BlackRock Institutional Trust Company, National Association on mkt sell 35.44 AUD CDI 1:1 -2,066 -2,066 30-May-25 BlackRock Investment Management (Australia) Limited on mkt sell 35.44 AUD CDI 1:1 -225 -225 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.44 AUD CDI 1:1 1,889 1,889 30-May-25 BlackRock Financial Management, Inc. on mkt buy 35.44 AUD CDI 1:1 1,686 1,686 30-May-25 BlackRock Investment Management (UK) Limited on mkt sell 35.44 AUD CDI 1:1 -5,814 -5,814 30-May-25 BlackRock Investment Management, LLC on mkt sell 35.44 AUD CDI 1:1 -633 -633 30-May-25 BlackRock Investment Management (UK) Limited on mkt buy 35.44 AUD CDI 1:1 1,103 1,103 30-May-25 BlackRock Fund Advisors on mkt sell 35.44 AUD CDI 1:1 -2,833 -2,833 30-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -202 -202 30-May-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 9 9 30-May-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -3,462 -3,462 02-Jun-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 110 110 02-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.17 AUD CDI 1:1 -5,366 -5,366 02-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 35.94 AUD CDI 1:1 3,017 3,017 02-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 35.94 AUD CDI 1:1 -76 -76 02-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 35.94 AUD CDI 1:1 1,104 1,104 02-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 35.94 AUD CDI 1:1 2,208 2,208 02-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 35.94 AUD CDI 1:1 2,208 2,208 02-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 35.94 AUD CDI 1:1 513 513 02-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 35.94 AUD CDI 1:1 171 171 02-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 35.94 AUD CDI 1:1 200 200 02-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 35.94 AUD CDI 1:1 -91 -91 02-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 35.94 AUD CDI 1:1 -1,171 -1,171 02-Jun-25 BlackRock Capital Management, Inc. on mkt sell 35.94 AUD CDI 1:1 -727 -727 02-Jun-25 BlackRock Financial Management, Inc. on mkt sell 35.94 AUD CDI 1:1 -3,164 -3,164 02-Jun-25 BlackRock Fund Advisors on mkt buy 35.94 AUD CDI 1:1 4,474 4,474 02-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -241 -241 02-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 4,647 4,647 03-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 36.50 AUD CDI 1:1 -165 -165 03-Jun-25 BlackRock Investment Management, LLC on mkt sell 36.50 AUD CDI 1:1 -168 -168 03-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.71 AUD CDI 1:1 770 770 03-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 36.71 AUD CDI 1:1 1,105 1,105 03-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 36.71 AUD CDI 1:1 294 294 03-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.71 AUD CDI 1:1 -146 -146 03-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 36.71 AUD CDI 1:1 -1,443 -1,443 03-Jun-25 BlackRock Asset Management Canada Limited on mkt buy 36.71 AUD CDI 1:1 27,134 27,134 03-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 148 148 03-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -679 -679 04-Jun-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,074 1,074 04-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 38.44 AUD CDI 1:1 -1,415 -1,415 04-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 38.44 AUD CDI 1:1 -136 -136 04-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 38.44 AUD CDI 1:1 -127 -127 JHX page 70 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 04-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.42 AUD CDI 1:1 1,293 1,293 04-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.42 AUD CDI 1:1 431 431 04-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 38.42 AUD CDI 1:1 1,960 1,960 04-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 38.42 AUD CDI 1:1 248 248 04-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 38.42 AUD CDI 1:1 248 248 04-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 38.42 AUD CDI 1:1 -31,643 -31,643 04-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 10 10 04-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 4,341 4,341 05-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 39.13 AUD CDI 1:1 2,586 2,586 05-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 39.17 AUD CDI 1:1 -549 -549 05-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 39.17 AUD CDI 1:1 -19,628 -19,628 05-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 39.17 AUD CDI 1:1 -11,515 -11,515 05-Jun-25 BlackRock Financial Management, Inc. on mkt sell 39.17 AUD CDI 1:1 -1,177 -1,177 05-Jun-25 BlackRock Advisors, LLC on mkt sell 39.16 AUD CDI 1:1 -21 -21 05-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 39.13 AUD CDI 1:1 -770 -770 05-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 39.13 AUD CDI 1:1 2,394 2,394 05-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 39.13 AUD CDI 1:1 2,066 2,066 05-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -210 -210 05-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,300 1,300 06-Jun-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,611 1,611 06-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 40.27 AUD CDI 1:1 537 537 06-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 40.06 AUD CDI 1:1 248 248 06-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.06 AUD CDI 1:1 -1,304 -1,304 06-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.06 AUD CDI 1:1 -316 -316 06-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 40.06 AUD CDI 1:1 -3,024 -3,024 06-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 20 20 06-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 933 933 09-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 125 125 09-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,398 1,398 10-Jun-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,701 1,701 10-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 41.31 AUD CDI 1:1 -4,290 -4,290 10-Jun-25 BlackRock Advisors, LLC on mkt sell 41.19 AUD CDI 1:1 -12,695 -12,695 10-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.19 AUD CDI 1:1 -1,921 -1,921 10-Jun-25 BlackRock Advisors, LLC on mkt sell 41.19 AUD CDI 1:1 -115 -115 10-Jun-25 BlackRock Advisors, LLC on mkt sell 41.19 AUD CDI 1:1 -3,214 -3,214 10-Jun-25 BlackRock Investment Management, LLC on mkt sell 41.19 AUD CDI 1:1 -2,064 -2,064 10-Jun-25 BlackRock (Singapore) Limited on mkt sell 41.19 AUD CDI 1:1 -12,093 -12,093 10-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 41.19 AUD CDI 1:1 -652 -652 10-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.19 AUD CDI 1:1 -137 -137 10-Jun-25 BlackRock Investment Management, LLC on mkt sell 41.19 AUD CDI 1:1 -664 -664 10-Jun-25 BlackRock Investment Management, LLC on mkt sell 41.19 AUD CDI 1:1 -1,609 -1,609 10-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.08 AUD CDI 1:1 -2,751 -2,751 10-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.92 AUD CDI 1:1 3,448 3,448 10-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 40.92 AUD CDI 1:1 67 67 10-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.92 AUD CDI 1:1 -4,258 -4,258 10-Jun-25 BlackRock Investment Management, LLC on mkt buy 40.92 AUD CDI 1:1 762 762 10-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 190 190 10-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -29 -29 JHX page 71 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 11-Jun-25 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 5,829 5,829 11-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.74 AUD CDI 1:1 -7,125 -7,125 11-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 41.74 AUD CDI 1:1 -222 -222 11-Jun-25 BlackRock Advisors, LLC on mkt sell 41.74 AUD CDI 1:1 -12,321 -12,321 11-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.74 AUD CDI 1:1 -1,865 -1,865 11-Jun-25 BlackRock Advisors, LLC on mkt sell 41.74 AUD CDI 1:1 -111 -111 11-Jun-25 BlackRock Advisors, LLC on mkt sell 41.74 AUD CDI 1:1 -3,120 -3,120 11-Jun-25 BlackRock Investment Management, LLC on mkt sell 41.74 AUD CDI 1:1 -2,003 -2,003 11-Jun-25 BlackRock (Singapore) Limited on mkt sell 41.74 AUD CDI 1:1 -11,738 -11,738 11-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.74 AUD CDI 1:1 -132 -132 11-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 41.74 AUD CDI 1:1 -2,285 -2,285 11-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 41.74 AUD CDI 1:1 -9,268 -9,268 11-Jun-25 BlackRock Investment Management, LLC on mkt sell 41.74 AUD CDI 1:1 -1,562 -1,562 11-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.75 AUD CDI 1:1 -5,418 -5,418 11-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.75 AUD CDI 1:1 -716 -716 11-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.75 AUD CDI 1:1 -705 -705 11-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 41.67 AUD CDI 1:1 -27,427 -27,427 11-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.67 AUD CDI 1:1 -18,740 -18,740 11-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.67 AUD CDI 1:1 -9,554 -9,554 11-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.67 AUD CDI 1:1 -3,296 -3,296 11-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -192 -192 11-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,168 2,168 11-Jun-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 2,285 2,285 12-Jun-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,225 -6,225 12-Jun-25 BlackRock Advisors, LLC on mkt sell 41.02 AUD CDI 1:1 -12,321 -12,321 12-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.02 AUD CDI 1:1 -1,865 -1,865 12-Jun-25 BlackRock Advisors, LLC on mkt sell 41.02 AUD CDI 1:1 -110 -110 12-Jun-25 BlackRock Advisors, LLC on mkt sell 41.02 AUD CDI 1:1 -3,120 -3,120 12-Jun-25 BlackRock Investment Management, LLC on mkt sell 41.02 AUD CDI 1:1 -2,003 -2,003 12-Jun-25 BlackRock (Singapore) Limited on mkt sell 41.02 AUD CDI 1:1 -11,738 -11,738 12-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.02 AUD CDI 1:1 -133 -133 12-Jun-25 BlackRock Investment Management, LLC on mkt sell 41.02 AUD CDI 1:1 -1,562 -1,562 12-Jun-25 BlackRock Capital Management, Inc. on mkt sell 40.65 AUD CDI 1:1 -6,062 -6,062 12-Jun-25 BlackRock Japan Co., Ltd. on mkt sell 40.65 AUD CDI 1:1 -3,793 -3,793 12-Jun-25 BlackRock Financial Management, Inc. on mkt sell 40.65 AUD CDI 1:1 -5,941 -5,941 12-Jun-25 BlackRock Investment Management, LLC on mkt sell 40.65 AUD CDI 1:1 -3,448 -3,448 12-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.65 AUD CDI 1:1 -2,419 -2,419 12-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.65 AUD CDI 1:1 -35,899 -35,899 12-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 40.58 AUD CDI 1:1 522 522 12-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 5 5 12-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -197 -197 13-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 40.21 AUD CDI 1:1 -1,317 -1,317 13-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 40.21 AUD CDI 1:1 -184 -184 13-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 40.21 AUD CDI 1:1 -176 -176 JHX page 72 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 13-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.20 AUD CDI 1:1 -8,851 -8,851 13-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.20 AUD CDI 1:1 -2,679 -2,679 13-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 40.20 AUD CDI 1:1 -744 -744 13-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.20 AUD CDI 1:1 -1,135 -1,135 13-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 40.20 AUD CDI 1:1 -133 -133 13-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 40.20 AUD CDI 1:1 -1,173 -1,173 13-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 40.20 AUD CDI 1:1 -7,209 -7,209 13-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 40.21 AUD CDI 1:1 2,206 2,206 13-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 40.21 AUD CDI 1:1 -202 -202 13-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 40.21 AUD CDI 1:1 -178 -178 13-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.21 AUD CDI 1:1 -4,991 -4,991 13-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 40.21 AUD CDI 1:1 -1,889 -1,889 13-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 27 27 13-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 352 352 16-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 40.11 AUD CDI 1:1 -1,836 -1,836 16-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 40.11 AUD CDI 1:1 -2,388 -2,388 16-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 40.11 AUD CDI 1:1 -58 -58 16-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 40.11 AUD CDI 1:1 -589 -589 16-Jun-25 BlackRock Capital Management, Inc. on mkt sell 40.09 AUD CDI 1:1 -2,680 -2,680 16-Jun-25 BlackRock Financial Management, Inc. on mkt sell 40.09 AUD CDI 1:1 -210 -210 16-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 39.92 AUD CDI 1:1 -8,620 -8,620 16-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 39.92 AUD CDI 1:1 248 248 16-Jun-25 BlackRock Capital Management, Inc. on mkt sell 39.92 AUD CDI 1:1 -46 -46 16-Jun-25 BlackRock Financial Management, Inc. on mkt sell 39.92 AUD CDI 1:1 -3 -3 16-Jun-25 BlackRock Fund Advisors on mkt sell 39.92 AUD CDI 1:1 -7,728 -7,728 16-Jun-25 BlackRock Fund Advisors on mkt sell 39.92 AUD CDI 1:1 -6,053 -6,053 16-Jun-25 BlackRock Fund Advisors on mkt sell 39.92 AUD CDI 1:1 -335 -335 16-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 39.92 AUD CDI 1:1 1,207 1,207 16-Jun-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 1,123,882 1,123,882 16-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 124 124 16-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,095 2,095 16-Jun-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 589 589 17-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 39.34 AUD CDI 1:1 -1,028 -1,028 17-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 39.39 AUD CDI 1:1 3,799 3,799 17-Jun-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,187 5,187 17-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 38.77 AUD CDI 1:1 64 64 17-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 38.77 AUD CDI 1:1 116 116 17-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 38.77 AUD CDI 1:1 1,114 1,114 17-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 38.77 AUD CDI 1:1 3,548 3,548 17-Jun-25 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 -412 -412 17-Jun-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -1,123,882 -1,123,882 17-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 23 23 17-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 615 615 18-Jun-25 BlackRock Advisors, LLC on mkt sell 37.70 AUD CDI 1:1 -30,019 -30,019 18-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 37.70 AUD CDI 1:1 -4,123 -4,123 18-Jun-25 BlackRock Advisors, LLC on mkt sell 37.70 AUD CDI 1:1 -274 -274 18-Jun-25 BlackRock Advisors, LLC on mkt sell 37.70 AUD CDI 1:1 -7,698 -7,698 18-Jun-25 BlackRock Investment Management, LLC on mkt sell 37.70 AUD CDI 1:1 -4,765 -4,765 JHX page 73 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 18-Jun-25 BlackRock (Singapore) Limited on mkt sell 37.70 AUD CDI 1:1 -29,672 -29,672 18-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 37.70 AUD CDI 1:1 -332 -332 18-Jun-25 BlackRock Investment Management, LLC on mkt sell 37.70 AUD CDI 1:1 -3,725 -3,725 18-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 37.36 AUD CDI 1:1 -13,923 -13,923 18-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 37.36 AUD CDI 1:1 -1,835 -1,835 18-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 37.36 AUD CDI 1:1 -57 -57 18-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 37.36 AUD CDI 1:1 -39,676 -39,676 18-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 37.36 AUD CDI 1:1 -588 -588 18-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 37.36 AUD CDI 1:1 -2,387 -2,387 18-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 37.36 AUD CDI 1:1 -4,231 -4,231 18-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 37.35 AUD CDI 1:1 686 686 18-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 37.35 AUD CDI 1:1 246 246 18-Jun-25 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -125,456 -125,456 18-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 58,177 58,177 18-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 716,955 716,955 18-Jun-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 588 588 18-Jun-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 13,045 13,045 18-Jun-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 183,704 183,704 19-Jun-25 BlackRock Capital Management, Inc. on mkt buy 37.15 AUD CDI 1:1 3,450 3,450 19-Jun-25 BlackRock Financial Management, Inc. on mkt buy 37.15 AUD CDI 1:1 3,117 3,117 19-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.15 AUD CDI 1:1 1,092 1,092 19-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 37.15 AUD CDI 1:1 12,947 12,947 19-Jun-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 686,000 686,000 20-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 37.05 AUD CDI 1:1 5,186 5,186 20-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 37.05 AUD CDI 1:1 701 701 20-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 37.05 AUD CDI 1:1 688 688 20-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 36.88 AUD CDI 1:1 227 227 20-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 36.88 AUD CDI 1:1 -500 -500 20-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 36.88 AUD CDI 1:1 -199 -199 20-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 36.88 AUD CDI 1:1 -6,200 -6,200 20-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 36.88 AUD CDI 1:1 -5,049 -5,049 20-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 36.88 AUD CDI 1:1 -1,052 -1,052 20-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 36.88 AUD CDI 1:1 4,695 4,695 20-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 36.88 AUD CDI 1:1 -7,269 -7,269 20-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.88 AUD CDI 1:1 24,839 24,839 20-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.88 AUD CDI 1:1 -4,560 -4,560 20-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 36.88 AUD CDI 1:1 -829 -829 20-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 36.88 AUD CDI 1:1 3,351 3,351 20-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 36.88 AUD CDI 1:1 -5,999 -5,999 20-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.88 AUD CDI 1:1 -477,809 -477,809 20-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.88 AUD CDI 1:1 -105,701 -105,701 20-Jun-25 BlackRock Fund Advisors on mkt buy 36.88 AUD CDI 1:1 380 380 20-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.88 AUD CDI 1:1 -192,430 -192,430 20-Jun-25 BlackRock Investment Management, LLC on mkt sell 36.88 AUD CDI 1:1 -2,365 -2,365 JHX page 74 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 20-Jun-25 BlackRock Investment Management, LLC on mkt sell 36.88 AUD CDI 1:1 -29,219 -29,219 20-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 36.88 AUD CDI 1:1 2,954 2,954 20-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 36.88 AUD CDI 1:1 12,706 12,706 20-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 36.88 AUD CDI 1:1 -1,224 -1,224 20-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -57,504 -57,504 20-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -714,219 -714,219 20-Jun-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -13,045 -13,045 20-Jun-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -183,704 -183,704 22-Jun-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -686,000 -686,000 23-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 36.95 AUD CDI 1:1 -15,495 -15,495 23-Jun-25 BlackRock Investment Management, LLC on mkt buy 37.04 AUD CDI 1:1 1,045 1,045 23-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 36.85 AUD CDI 1:1 -1,724 -1,724 23-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 36.85 AUD CDI 1:1 -4,420 -4,420 23-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 36.85 AUD CDI 1:1 -91 -91 23-Jun-25 BlackRock Capital Management, Inc. on mkt buy 36.85 AUD CDI 1:1 8,752 8,752 23-Jun-25 BlackRock Financial Management, Inc. on mkt buy 36.85 AUD CDI 1:1 4,340 4,340 23-Jun-25 BlackRock Asset Management Canada Limited on mkt buy 36.85 AUD CDI 1:1 233 233 23-Jun-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 461,097 461,097 23-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 164 164 23-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -977 -977 24-Jun-25 BlackRock Advisors, LLC on mkt sell 37.89 AUD CDI 1:1 -3,056 -3,056 24-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 37.89 AUD CDI 1:1 -426 -426 24-Jun-25 BlackRock Advisors, LLC on mkt sell 37.89 AUD CDI 1:1 -49 -49 24-Jun-25 BlackRock Advisors, LLC on mkt sell 37.89 AUD CDI 1:1 -782 -782 24-Jun-25 BlackRock Investment Management, LLC on mkt sell 37.89 AUD CDI 1:1 -496 -496 24-Jun-25 BlackRock Investment Management, LLC on mkt sell 37.99 AUD CDI 1:1 -1,593 -1,593 24-Jun-25 BlackRock (Singapore) Limited on mkt sell 37.89 AUD CDI 1:1 -2,970 -2,970 24-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 37.89 AUD CDI 1:1 -35 -35 24-Jun-25 BlackRock Fund Advisors on mkt buy 37.99 AUD CDI 1:1 473 473 24-Jun-25 BlackRock Investment Management, LLC on mkt sell 37.89 AUD CDI 1:1 -393 -393 24-Jun-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -12,738 -12,738 24-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -1,197 -1,197 24-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 37.89 AUD CDI 1:1 1,180 1,180 24-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -408 -408 24-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 37.89 AUD CDI 1:1 -1,030 -1,030 24-Jun-25 BlackRock Asset Management Canada Limited on mkt buy 37.89 AUD CDI 1:1 206 206 24-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 37.89 AUD CDI 1:1 229 229 24-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 37.89 AUD CDI 1:1 33,796 33,796 24-Jun-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 224,903 224,903 24-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 418 418 24-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 2,134 2,134 25-Jun-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -11,842 -11,842 25-Jun-25 BlackRock Advisors, LLC on mkt sell 38.64 AUD CDI 1:1 -2,970 -2,970 25-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 38.64 AUD CDI 1:1 -414 -414 25-Jun-25 BlackRock Advisors, LLC on mkt sell 38.64 AUD CDI 1:1 -35 -35 25-Jun-25 BlackRock Advisors, LLC on mkt sell 38.64 AUD CDI 1:1 -761 -761 25-Jun-25 BlackRock Investment Management, LLC on mkt sell 38.64 AUD CDI 1:1 -481 -481 25-Jun-25 BlackRock (Singapore) Limited on mkt sell 38.64 AUD CDI 1:1 -2,887 -2,887 25-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 38.64 AUD CDI 1:1 -35 -35 25-Jun-25 BlackRock Investment Management, LLC on mkt sell 38.64 AUD CDI 1:1 -382 -382 25-Jun-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 885 885 JHX page 75 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 25-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 38.64 AUD CDI 1:1 -2,602 -2,602 25-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 38.64 AUD CDI 1:1 -307 -307 25-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 38.64 AUD CDI 1:1 -306 -306 25-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 38.39 AUD CDI 1:1 2,210 2,210 25-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 38.39 AUD CDI 1:1 3,315 3,315 25-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 38.39 AUD CDI 1:1 56 56 25-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 38.39 AUD CDI 1:1 -15,053 -15,053 25-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 38.39 AUD CDI 1:1 -1,206 -1,206 25-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 38.39 AUD CDI 1:1 5,283 5,283 25-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 38.39 AUD CDI 1:1 35,811 35,811 25-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 38.39 AUD CDI 1:1 -34,523 -34,523 25-Jun-25 BlackRock Asset Management Canada Limited on mkt sell 38.39 AUD CDI 1:1 -204 -204 25-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 367 367 25-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 150,823 150,823 25-Jun-25 SPIDERROCK ADVISORS LLC in specie n/a USD ADR 1:1 382 382 25-Jun-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -57,308 -57,308 26-Jun-25 BlackRock Advisors, LLC on mkt sell 39.02 AUD CDI 1:1 -2,982 -2,982 26-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 39.02 AUD CDI 1:1 -416 -416 26-Jun-25 BlackRock Advisors, LLC on mkt sell 39.02 AUD CDI 1:1 -765 -765 26-Jun-25 BlackRock Investment Management, LLC on mkt sell 39.02 AUD CDI 1:1 -484 -484 26-Jun-25 BlackRock (Singapore) Limited on mkt sell 39.02 AUD CDI 1:1 -2,898 -2,898 26-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 39.02 AUD CDI 1:1 -35 -35 26-Jun-25 BlackRock Investment Management, LLC on mkt sell 39.02 AUD CDI 1:1 -385 -385 26-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 39.13 AUD CDI 1:1 496 496 26-Jun-25 BlackRock Capital Management, Inc. on mkt sell 39.13 AUD CDI 1:1 -2,085 -2,085 26-Jun-25 BlackRock Financial Management, Inc. on mkt sell 39.13 AUD CDI 1:1 -1,784 -1,784 26-Jun-25 BlackRock Fund Advisors on mkt buy 39.13 AUD CDI 1:1 2,110 2,110 26-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 39.13 AUD CDI 1:1 137 137 26-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 39.13 AUD CDI 1:1 2,701 2,701 26-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 39.13 AUD CDI 1:1 -689 -689 26-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 104 104 26-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,501 1,501 26-Jun-25 SPIDERROCK ADVISORS LLC in specie n/a USD ADR 1:1 -382 -382 27-Jun-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,285 9,285 27-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 38.96 AUD CDI 1:1 -5,596 -5,596 27-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 38.96 AUD CDI 1:1 -826 -826 27-Jun-25 BlackRock Institutional Trust Company, National Association on mkt sell 38.96 AUD CDI 1:1 -829 -829 27-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 38.96 AUD CDI 1:1 -3,962 -3,962 27-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 38.96 AUD CDI 1:1 -502 -502 27-Jun-25 BlackRock Japan Co., Ltd. on mkt sell 38.91 AUD CDI 1:1 -118 -118 27-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 38.95 AUD CDI 1:1 10,773 10,773 27-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 38.95 AUD CDI 1:1 -10,086 -10,086 27-Jun-25 BlackRock Advisors (UK) Limited on mkt sell 38.95 AUD CDI 1:1 -8,182 -8,182 27-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 184 184 27-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 1,739 1,739 29-Jun-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -686,000 -686,000 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 2,450 2,450 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 1,000 1,000 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 248 248 JHX page 76 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 30-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.70 AUD CDI 1:1 -6,871 -6,871 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 44,974 44,974 30-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.70 AUD CDI 1:1 19,246 19,246 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 32,328 32,328 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 31,104 31,104 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 7,342 7,342 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 45,050 45,050 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 14,336 14,336 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 7,716 7,716 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 15,815 15,815 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 914 914 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 15,749 15,749 30-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.70 AUD CDI 1:1 -2,046 -2,046 30-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.70 AUD CDI 1:1 -4,877 -4,877 30-Jun-25 BlackRock Capital Management, Inc. on mkt sell 41.70 AUD CDI 1:1 -961 -961 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 17,537 17,537 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 84,902 84,902 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 364 364 30-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.70 AUD CDI 1:1 888 888 30-Jun-25 BlackRock Advisors, LLC on mkt buy 41.70 AUD CDI 1:1 1,883 1,883 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 52,551 52,551 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 45,507 45,507 30-Jun-25 BlackRock Financial Management, Inc. on mkt buy 41.70 AUD CDI 1:1 2,635 2,635 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 951 951 30-Jun-25 BlackRock Financial Management, Inc. on mkt buy 41.70 AUD CDI 1:1 714 714 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 5,089 5,089 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 13,479 13,479 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 2,460 2,460 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 5,587 5,587 30-Jun-25 BlackRock Financial Management, Inc. on mkt buy 41.70 AUD CDI 1:1 9,357 9,357 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 28,609 28,609 30-Jun-25 BlackRock Asset Management Canada Limited on mkt buy 41.70 AUD CDI 1:1 28,145 28,145 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 697,122 697,122 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 6,219 6,219 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 197,738 197,738 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 58,747 58,747 30-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.70 AUD CDI 1:1 -377 -377 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 257 257 30-Jun-25 BlackRock Financial Management, Inc. on mkt sell 41.70 AUD CDI 1:1 -1,257 -1,257 JHX page 77 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 30-Jun-25 BlackRock Investment Management, LLC on mkt buy 41.70 AUD CDI 1:1 4,710 4,710 30-Jun-25 BlackRock Investment Management, LLC on mkt buy 41.70 AUD CDI 1:1 9,662 9,662 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 65,182 65,182 30-Jun-25 BlackRock Investment Management, LLC on mkt buy 41.70 AUD CDI 1:1 6,914 6,914 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt sell 41.70 AUD CDI 1:1 -7,904 -7,904 30-Jun-25 BlackRock Investment Management, LLC on mkt buy 41.70 AUD CDI 1:1 3,096 3,096 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 2,780 2,780 30-Jun-25 BlackRock Investment Management, LLC on mkt buy 41.70 AUD CDI 1:1 6,199 6,199 30-Jun-25 BlackRock Investment Management, LLC on mkt buy 41.70 AUD CDI 1:1 13,499 13,499 30-Jun-25 BlackRock Investment Management, LLC on mkt buy 41.70 AUD CDI 1:1 6,176 6,176 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 4,815 4,815 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 547 547 30-Jun-25 BlackRock Fund Advisors on mkt buy 41.70 AUD CDI 1:1 510,653 510,653 30-Jun-25 BlackRock Fund Advisors on mkt buy 41.70 AUD CDI 1:1 204,529 204,529 30-Jun-25 BlackRock Fund Advisors on mkt buy 41.70 AUD CDI 1:1 957,768 957,768 30-Jun-25 BlackRock Fund Advisors on mkt buy 41.70 AUD CDI 1:1 33,942 33,942 30-Jun-25 BlackRock Fund Advisors on mkt buy 41.70 AUD CDI 1:1 135,722 135,722 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 237,509 237,509 30-Jun-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.70 AUD CDI 1:1 48,351 48,351 30-Jun-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.70 AUD CDI 1:1 -7,814 -7,814 30-Jun-25 BlackRock Asset Management Canada Limited on mkt buy 41.70 AUD CDI 1:1 2,828 2,828 30-Jun-25 BlackRock Asset Management Canada Limited on mkt buy 41.70 AUD CDI 1:1 62,618 62,618 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 48,749 48,749 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 1,092 1,092 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 16,473 16,473 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 6,160 6,160 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 11,259 11,259 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 79,163 79,163 30-Jun-25 BlackRock Fund Advisors on mkt buy 41.70 AUD CDI 1:1 14,482 14,482 30-Jun-25 BlackRock Fund Advisors on mkt buy 41.70 AUD CDI 1:1 122,138 122,138 30-Jun-25 BlackRock Investment Management, LLC on mkt buy 41.70 AUD CDI 1:1 18,309 18,309 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 8,892 8,892 30-Jun-25 BlackRock Advisors (UK) Limited on mkt buy 41.70 AUD CDI 1:1 2,649 2,649 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 17,548 17,548 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 18,635 18,635 30-Jun-25 BlackRock Advisors, LLC on mkt buy 41.70 AUD CDI 1:1 94,053 94,053 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 1,028 1,028 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 268,556 268,556 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 1,695 1,695 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 72,385 72,385 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 13,684 13,684 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 31,703 31,703 30-Jun-25 BlackRock Financial Management, Inc. on mkt buy 41.70 AUD CDI 1:1 12,086 12,086 30-Jun-25 BlackRock Financial Management, Inc. on mkt buy 41.70 AUD CDI 1:1 865 865 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 1,285 1,285 JHX page 78 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 295 295 30-Jun-25 BlackRock Asset Management Canada Limited on mkt buy 41.70 AUD CDI 1:1 508 508 30-Jun-25 BlackRock Investment Management, LLC on mkt buy 41.70 AUD CDI 1:1 725 725 30-Jun-25 BlackRock Financial Management, Inc. on mkt buy 41.70 AUD CDI 1:1 3,812 3,812 30-Jun-25 BlackRock Investment Management, LLC on mkt buy 41.70 AUD CDI 1:1 8,304 8,304 30-Jun-25 BlackRock Investment Management (UK) Limited on mkt buy 41.70 AUD CDI 1:1 653 653 30-Jun-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.70 AUD CDI 1:1 9,264 9,264 30-Jun-25 BlackRock Fund Advisors on mkt buy 41.70 AUD CDI 1:1 178,638 178,638 30-Jun-25 BlackRock Asset Management Canada Limited on mkt buy 41.70 AUD CDI 1:1 8,860 8,860 30-Jun-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 61,473 61,473 30-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -100 -100 30-Jun-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -58,757 -58,757 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 12,791 12,791 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 19,006 19,006 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 476,360 476,360 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 8,305 8,305 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 67,996 67,996 01-Jul-25 BlackRock Investment Management, LLC in specie n/a USD ORD 1,519 1,519 01-Jul-25 BlackRock Investment Management, LLC in specie n/a USD ORD 4,354 4,354 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 20,837 20,837 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 988 988 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 356 356 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 11,244 11,244 01-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 32,789 32,789 01-Jul-25 BlackRock Investment Management, LLC in specie n/a USD ORD 322 322 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 44 44 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 1,221 1,221 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 9,124 9,124 01-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 33,963 33,963 01-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 91,841 91,841 01-Jul-25 BlackRock Investment Management, LLC in specie n/a USD ORD 9,809 9,809 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 9,496 9,496 01-Jul-25 BlackRock Investment Management, LLC in specie n/a USD ORD 1,981 1,981 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 6,428 6,428 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 12,896 12,896 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 2,301 2,301 01-Jul-25 BlackRock Advisors (UK) Limited in specie n/a USD ORD 1,243 1,243 01-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 117,794 117,794 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 8,813 8,813 01-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 77,705 77,705 01-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 352,482 352,482 01-Jul-25 BlackRock Advisors, LLC in specie n/a USD ORD 22,667 22,667 JHX page 79 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 3,343 3,343 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 75,472 75,472 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 389 389 01-Jul-25 BlackRock Investment Management, LLC in specie n/a USD ORD 1,984 1,984 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 1,726 1,726 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 174,941 174,941 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 702 702 01-Jul-25 BlackRock Investment Management, LLC in specie n/a USD ORD 18,347 18,347 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 86,726 86,726 01-Jul-25 BlackRock Asset Management Canada Limited in specie n/a USD ORD 1,001 1,001 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 3,460 3,460 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 807 807 01-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 40,608 40,608 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 5,440 5,440 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 2,392 2,392 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 537 537 01-Jul-25 BlackRock Investment Management, LLC in specie n/a USD ORD 3,794 3,794 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 41,000 41,000 01-Jul-25 BlackRock Investment Management, LLC in specie n/a USD ORD 3,327 3,327 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 4,201 4,201 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 178 178 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 8,322 8,322 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 3,826 3,826 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 13,994 13,994 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 82,820 82,820 01-Jul-25 BlackRock Advisors, LLC in specie n/a USD ORD 2,734 2,734 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 1,457 1,457 01-Jul-25 BlackRock Advisors (UK) Limited in specie n/a USD ORD 380 380 01-Jul-25 BlackRock Advisors (UK) Limited in specie n/a USD ORD 2,309 2,309 01-Jul-25 BlackRock Institutional Trust Company, National Association in specie n/a USD ORD 253,205 253,205 01-Jul-25 BlackRock Investment Management, LLC in specie n/a USD ORD 1,508 1,508 01-Jul-25 BlackRock Investment Management, LLC in specie n/a USD ORD 1,883 1,883 01-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 108,303 108,303 01-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 608,163 608,163 01-Jul-25 BlackRock Investment Management, LLC in specie n/a USD ORD 1,229 1,229 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 25,757 25,757 01-Jul-25 BlackRock Investment Management (UK) Limited in specie n/a USD ORD 834 834 01-Jul-25 BlackRock Investment Management, LLC in specie n/a USD ORD 1,468 1,468 01-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 508,452 508,452 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 25,039 25,039 JHX page 80 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 01-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 1,626 1,626 01-Jul-25 BlackRock Advisors, LLC in specie n/a USD ORD 211 211 01-Jul-25 BlackRock Advisors, LLC in specie n/a USD ORD 9,710 9,710 01-Jul-25 BlackRock Advisors, LLC in specie n/a USD ORD 25,278 25,278 01-Jul-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 2,226 2,226 01-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,800 -2,800 01-Jul-25 BlackRock Advisors, LLC on mkt sell 40.90 AUD CDI 1:1 -7,471 -7,471 01-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 40.90 AUD CDI 1:1 -1,050 -1,050 01-Jul-25 BlackRock Advisors, LLC on mkt sell 40.90 AUD CDI 1:1 -68 -68 01-Jul-25 BlackRock Advisors, LLC on mkt sell 40.90 AUD CDI 1:1 -1,876 -1,876 01-Jul-25 BlackRock Investment Management, LLC on mkt sell 40.90 AUD CDI 1:1 -1,161 -1,161 01-Jul-25 BlackRock (Singapore) Limited on mkt sell 40.90 AUD CDI 1:1 -7,181 -7,181 01-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.90 AUD CDI 1:1 -101 -101 01-Jul-25 BlackRock Investment Management, LLC on mkt sell 40.90 AUD CDI 1:1 -902 -902 01-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 40.77 AUD CDI 1:1 -4,761 -4,761 01-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 40.77 AUD CDI 1:1 136 136 01-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 40.77 AUD CDI 1:1 408 408 01-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 40.77 AUD CDI 1:1 182 182 01-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.77 AUD CDI 1:1 227,510 227,510 01-Jul-25 BlackRock Asset Management North Asia Limited on mkt buy 40.77 AUD CDI 1:1 1,806 1,806 01-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 40.77 AUD CDI 1:1 1,166 1,166 01-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.77 AUD CDI 1:1 311,783 311,783 01-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 40.77 AUD CDI 1:1 4,906 4,906 01-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 40.77 AUD CDI 1:1 2,537 2,537 01-Jul-25 BlackRock Investment Management, LLC on mkt buy 40.77 AUD CDI 1:1 5,290 5,290 01-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.77 AUD CDI 1:1 5,662 5,662 01-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.77 AUD CDI 1:1 77,218 77,218 01-Jul-25 BlackRock Fund Advisors on mkt buy 40.77 AUD CDI 1:1 14,045 14,045 01-Jul-25 BlackRock Fund Advisors on mkt buy 40.77 AUD CDI 1:1 10,463 10,463 01-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.77 AUD CDI 1:1 411,962 411,962 01-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 40.77 AUD CDI 1:1 4,797 4,797 01-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 40.77 AUD CDI 1:1 2,721 2,721 01-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.77 AUD CDI 1:1 19,326 19,326 01-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.77 AUD CDI 1:1 27,736 27,736 01-Jul-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -12,665 -12,665 01-Jul-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -2,531 -2,531 01-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 624,527 624,527 01-Jul-25 SPIDERROCK ADVISORS LLC in specie n/a USD ADR 1:1 -382 -382 01-Jul-25 APERIO GROUP LLC in specie n/a USD ORD 84,518 84,518 01-Jul-25 APERIO GROUP LLC in specie n/a USD ORD 971,860 971,860 02-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 43.11 AUD CDI 1:1 -260 -260 02-Jul-25 BlackRock Advisors, LLC on mkt sell 42.89 AUD CDI 1:1 -7,251 -7,251 02-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.89 AUD CDI 1:1 -1,020 -1,020 02-Jul-25 BlackRock Advisors, LLC on mkt sell 42.89 AUD CDI 1:1 -65 -65 02-Jul-25 BlackRock Advisors, LLC on mkt sell 42.89 AUD CDI 1:1 -1,820 -1,820 02-Jul-25 BlackRock Investment Management, LLC on mkt sell 42.89 AUD CDI 1:1 -1,127 -1,127 02-Jul-25 BlackRock (Singapore) Limited on mkt sell 42.89 AUD CDI 1:1 -6,970 -6,970 02-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.89 AUD CDI 1:1 -98 -98 JHX page 81 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 02-Jul-25 BlackRock Investment Management, LLC on mkt sell 42.89 AUD CDI 1:1 -876 -876 02-Jul-25 BlackRock Fund Advisors on mkt buy 42.92 AUD CDI 1:1 26,786 26,786 02-Jul-25 BlackRock Fund Advisors on mkt buy 42.92 AUD CDI 1:1 29,923 29,923 02-Jul-25 BlackRock Fund Advisors on mkt buy 42.92 AUD CDI 1:1 174,580 174,580 02-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.93 AUD CDI 1:1 38 38 02-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.93 AUD CDI 1:1 131 131 02-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.93 AUD CDI 1:1 285 285 02-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.93 AUD CDI 1:1 500 500 02-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.93 AUD CDI 1:1 300 300 02-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.93 AUD CDI 1:1 300 300 02-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.93 AUD CDI 1:1 700 700 02-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.93 AUD CDI 1:1 330 330 02-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.93 AUD CDI 1:1 90 90 02-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.93 AUD CDI 1:1 -7,357 -7,357 02-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.93 AUD CDI 1:1 -1,161 -1,161 02-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.93 AUD CDI 1:1 -1,157 -1,157 02-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 42.93 AUD CDI 1:1 1,309 1,309 02-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.93 AUD CDI 1:1 7,347 7,347 02-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.93 AUD CDI 1:1 82,347 82,347 02-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.93 AUD CDI 1:1 2,305 2,305 02-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.93 AUD CDI 1:1 -1,287 -1,287 02-Jul-25 BlackRock Fund Advisors on mkt buy 42.93 AUD CDI 1:1 2,225 2,225 02-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 42.93 AUD CDI 1:1 3,919 3,919 02-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.93 AUD CDI 1:1 186,915 186,915 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 2,352 2,352 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 315 315 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 288 288 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 18 18 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 114 114 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -1,026 -1,026 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -158 -158 02-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 02-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1 1 02-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -136,000 -136,000 02-Jul-25 APERIO GROUP LLC in specie n/a USD ORD 5 5 03-Jul-25 BlackRock Advisors, LLC on mkt sell 43.23 AUD CDI 1:1 -7,252 -7,252 03-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 43.23 AUD CDI 1:1 -1,020 -1,020 03-Jul-25 BlackRock Advisors, LLC on mkt sell 43.23 AUD CDI 1:1 -66 -66 03-Jul-25 BlackRock Advisors, LLC on mkt sell 43.23 AUD CDI 1:1 -1,820 -1,820 03-Jul-25 BlackRock Investment Management, LLC on mkt sell 43.23 AUD CDI 1:1 -1,127 -1,127 03-Jul-25 BlackRock (Singapore) Limited on mkt sell 43.23 AUD CDI 1:1 -6,969 -6,969 03-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 43.23 AUD CDI 1:1 -97 -97 03-Jul-25 BlackRock Investment Management, LLC on mkt sell 43.23 AUD CDI 1:1 -876 -876 03-Jul-25 BlackRock Japan Co., Ltd. on mkt buy 42.87 AUD CDI 1:1 19,417 19,417 03-Jul-25 BlackRock Capital Management, Inc. on mkt sell 43.36 AUD CDI 1:1 -1,679 -1,679 03-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 43.39 AUD CDI 1:1 1,025 1,025 03-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 43.39 AUD CDI 1:1 135 135 03-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 43.39 AUD CDI 1:1 328 328 03-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 43.39 AUD CDI 1:1 5,446 5,446 JHX page 82 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 03-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 43.39 AUD CDI 1:1 1,788 1,788 03-Jul-25 BlackRock Investment Management, LLC on mkt sell 43.39 AUD CDI 1:1 -1,427 -1,427 03-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 43.39 AUD CDI 1:1 1,628 1,628 03-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 43.39 AUD CDI 1:1 5,066 5,066 03-Jul-25 BlackRock Investment Management, LLC on mkt buy 43.39 AUD CDI 1:1 689 689 03-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 43.39 AUD CDI 1:1 15,097 15,097 03-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 43.39 AUD CDI 1:1 1,224 1,224 03-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 43.39 AUD CDI 1:1 21,652 21,652 03-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 43.39 AUD CDI 1:1 404 404 03-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 43.39 AUD CDI 1:1 567 567 03-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 792 792 03-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 28.77 USD ORD 99 99 03-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 03-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -315 -315 03-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 72 72 03-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 03-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -56 -56 03-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 03-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 201 201 03-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 56,846 56,846 03-Jul-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 13,045 13,045 03-Jul-25 APERIO GROUP LLC in specie n/a USD ORD 84,518 84,518 03-Jul-25 APERIO GROUP LLC in specie n/a USD ORD 971,825 971,825 03-Jul-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 126,396 126,396 04-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 42.89 AUD CDI 1:1 -125 -125 04-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 42.89 AUD CDI 1:1 -5,274 -5,274 04-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.82 AUD CDI 1:1 -3,310 -3,310 04-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.82 AUD CDI 1:1 -535 -535 04-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.82 AUD CDI 1:1 -530 -530 04-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.82 AUD CDI 1:1 -3,753 -3,753 04-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.82 AUD CDI 1:1 -169 -169 04-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.81 AUD CDI 1:1 4,751 4,751 04-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.81 AUD CDI 1:1 3,152 3,152 04-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 42.81 AUD CDI 1:1 -4,431 -4,431 04-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 42.81 AUD CDI 1:1 -3,054 -3,054 04-Jul-25 BlackRock Fund Advisors on mkt buy 42.81 AUD CDI 1:1 17,767 17,767 04-Jul-25 BlackRock Fund Advisors on mkt buy 42.81 AUD CDI 1:1 441 441 04-Jul-25 BlackRock Fund Advisors on mkt buy 42.81 AUD CDI 1:1 3,039 3,039 04-Jul-25 BlackRock Fund Advisors on mkt buy 42.81 AUD CDI 1:1 2,275 2,275 04-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 99,227 99,227 04-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -110,000 -110,000 06-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -156,074 -156,074 06-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -440,000 -440,000 07-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 43.63 AUD CDI 1:1 -4,725 -4,725 07-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 43.63 AUD CDI 1:1 -1,477 -1,477 07-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 43.63 AUD CDI 1:1 800 800 07-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 43.63 AUD CDI 1:1 117 117 07-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 43.63 AUD CDI 1:1 -270 -270 07-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 43.63 AUD CDI 1:1 -198 -198 07-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 43.63 AUD CDI 1:1 -5,576 -5,576 07-Jul-25 BlackRock Capital Management, Inc. on mkt sell 43.63 AUD CDI 1:1 -1,608 -1,608 07-Jul-25 BlackRock Japan Co., Ltd. on mkt buy 43.63 AUD CDI 1:1 6,708 6,708 07-Jul-25 BlackRock Japan Co., Ltd. on mkt buy 43.63 AUD CDI 1:1 11,707 11,707 07-Jul-25 BlackRock Financial Management, Inc. on mkt buy 43.63 AUD CDI 1:1 2,504 2,504 JHX page 83 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 07-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 43.63 AUD CDI 1:1 7,224 7,224 07-Jul-25 BlackRock Financial Management, Inc. on mkt sell 27.90 USD ORD -58 -58 07-Jul-25 BlackRock Financial Management, Inc. on mkt sell 27.90 USD ORD -189 -189 07-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 07-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 654 654 07-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 108 108 07-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 07-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 07-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -268 -268 07-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 07-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 07-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -72 -72 07-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 07-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 07-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 07-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 302,966 302,966 07-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 440,000 440,000 07-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 10,682 10,682 07-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 189,117 189,117 07-Jul-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 2,146,025 2,146,025 07-Jul-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -13,045 -13,045 07-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -84,518 -84,518 07-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -971,772 -971,772 07-Jul-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -126,396 -126,396 08-Jul-25 BlackRock Advisors, LLC on mkt sell 42.90 AUD CDI 1:1 -22,029 -22,029 08-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.90 AUD CDI 1:1 -3,065 -3,065 08-Jul-25 BlackRock Advisors, LLC on mkt sell 42.90 AUD CDI 1:1 -201 -201 08-Jul-25 BlackRock Advisors, LLC on mkt sell 42.90 AUD CDI 1:1 -5,549 -5,549 08-Jul-25 BlackRock Investment Management, LLC on mkt sell 42.90 AUD CDI 1:1 -3,456 -3,456 08-Jul-25 BlackRock (Singapore) Limited on mkt sell 42.90 AUD CDI 1:1 -21,394 -21,394 08-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.90 AUD CDI 1:1 -226 -226 08-Jul-25 BlackRock Investment Management, LLC on mkt sell 42.90 AUD CDI 1:1 -2,711 -2,711 08-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.82 AUD CDI 1:1 1,152 1,152 08-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.82 AUD CDI 1:1 2,050 2,050 08-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.82 AUD CDI 1:1 171 171 08-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.82 AUD CDI 1:1 303 303 08-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 42.82 AUD CDI 1:1 -130 -130 08-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.82 AUD CDI 1:1 158 158 08-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 42.82 AUD CDI 1:1 -4,279 -4,279 08-Jul-25 BlackRock Asset Management Canada Limited on mkt buy 42.82 AUD CDI 1:1 185 185 08-Jul-25 BlackRock Investment Management, LLC on mkt buy 42.82 AUD CDI 1:1 456 456 08-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 28.08 USD ORD 28 28 08-Jul-25 BlackRock Financial Management, Inc. on mkt sell 28.08 USD ORD -98 -98 08-Jul-25 BlackRock Financial Management, Inc. on mkt sell 28.08 USD ORD -90 -90 08-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 08-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 08-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -224 -224 08-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 08-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 29,100 29,100 08-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -297,371 -297,371 08-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -440,000 -440,000 08-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -10,682 -10,682 08-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -189,117 -189,117 JHX page 84 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 08-Jul-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 716,168 716,168 08-Jul-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -873,102 -873,102 08-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -5 -5 08-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -294 -294 09-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,419 1,419 09-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 43.07 AUD CDI 1:1 -1,836 -1,836 09-Jul-25 BlackRock Advisors, LLC on mkt sell 42.45 AUD CDI 1:1 -21,381 -21,381 09-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.45 AUD CDI 1:1 -2,975 -2,975 09-Jul-25 BlackRock Advisors, LLC on mkt sell 42.45 AUD CDI 1:1 -195 -195 09-Jul-25 BlackRock Advisors, LLC on mkt sell 42.45 AUD CDI 1:1 -5,385 -5,385 09-Jul-25 BlackRock Investment Management, LLC on mkt sell 42.45 AUD CDI 1:1 -3,354 -3,354 09-Jul-25 BlackRock (Singapore) Limited on mkt sell 42.45 AUD CDI 1:1 -20,765 -20,765 09-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.45 AUD CDI 1:1 -220 -220 09-Jul-25 BlackRock Investment Management, LLC on mkt sell 42.45 AUD CDI 1:1 -2,632 -2,632 09-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.44 AUD CDI 1:1 -5,320 -5,320 09-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.44 AUD CDI 1:1 -833 -833 09-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.44 AUD CDI 1:1 -816 -816 09-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.44 AUD CDI 1:1 -12,870 -12,870 09-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.44 AUD CDI 1:1 -3,802 -3,802 09-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.44 AUD CDI 1:1 -1,904 -1,904 09-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.47 AUD CDI 1:1 606 606 09-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 42.47 AUD CDI 1:1 -421 -421 09-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 42.47 AUD CDI 1:1 -15,861 -15,861 09-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 42.47 AUD CDI 1:1 2,979 2,979 09-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 42.47 AUD CDI 1:1 8,561 8,561 09-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.47 AUD CDI 1:1 225 225 09-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 27.78 USD ORD -28 -28 09-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -654 -654 09-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -36 -36 09-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 09-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 09-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -448 -448 09-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 09-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 09-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 09-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 192,700 192,700 09-Jul-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 108,445 108,445 09-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -5,595 -5,595 09-Jul-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 21,143 21,143 09-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 329,077 329,077 09-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 194,264 194,264 09-Jul-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 2,193 2,193 09-Jul-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -962,888 -962,888 09-Jul-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -1,345 -1,345 09-Jul-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 383 383 09-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -66 -66 10-Jul-25 BlackRock Advisors, LLC on mkt sell 42.40 AUD CDI 1:1 -21,382 -21,382 10-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.40 AUD CDI 1:1 -2,974 -2,974 10-Jul-25 BlackRock Advisors, LLC on mkt sell 42.40 AUD CDI 1:1 -196 -196 10-Jul-25 BlackRock Advisors, LLC on mkt sell 42.40 AUD CDI 1:1 -5,385 -5,385 JHX page 85 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 10-Jul-25 BlackRock Investment Management, LLC on mkt sell 42.40 AUD CDI 1:1 -3,354 -3,354 10-Jul-25 BlackRock (Singapore) Limited on mkt sell 42.40 AUD CDI 1:1 -20,765 -20,765 10-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.40 AUD CDI 1:1 -219 -219 10-Jul-25 BlackRock Investment Management, LLC on mkt sell 42.40 AUD CDI 1:1 -2,632 -2,632 10-Jul-25 BlackRock Capital Management, Inc. on mkt sell 42.39 AUD CDI 1:1 -2,906 -2,906 10-Jul-25 BlackRock Financial Management, Inc. on mkt sell 42.39 AUD CDI 1:1 -1,780 -1,780 10-Jul-25 BlackRock Investment Management, LLC on mkt sell 42.31 AUD CDI 1:1 -13,903 -13,903 10-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 42.28 AUD CDI 1:1 -90 -90 10-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.28 AUD CDI 1:1 342 342 10-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.28 AUD CDI 1:1 151 151 10-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.28 AUD CDI 1:1 10,381 10,381 10-Jul-25 BlackRock Financial Management, Inc. on mkt buy 28.27 USD ORD 81 81 10-Jul-25 BlackRock Financial Management, Inc. on mkt buy 28.27 USD ORD 1,883 1,883 10-Jul-25 BlackRock Investment Management, LLC on mkt sell 28.27 USD ORD -1,883 -1,883 10-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 10-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 10-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 10-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 10-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 10-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 10-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 10-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 10-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 10-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -18 -18 10-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -221,800 -221,800 10-Jul-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -108,242 -108,242 10-Jul-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -21,143 -21,143 10-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -329,058 -329,058 10-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -8,130 -8,130 10-Jul-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -2,193 -2,193 10-Jul-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -1,899,305 -1,899,305 10-Jul-25 APERIO GROUP LLC in specie n/a USD ORD 6 6 11-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,557 -1,557 11-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 17,394 17,394 11-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 42.93 AUD CDI 1:1 2,077 2,077 11-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 42.93 AUD CDI 1:1 178 178 11-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 42.93 AUD CDI 1:1 178 178 11-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.93 AUD CDI 1:1 1,898 1,898 11-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.93 AUD CDI 1:1 1,863 1,863 11-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.93 AUD CDI 1:1 396 396 11-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.90 AUD CDI 1:1 404 404 11-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 42.90 AUD CDI 1:1 -135 -135 11-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 42.90 AUD CDI 1:1 -203 -203 11-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.90 AUD CDI 1:1 325 325 11-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.90 AUD CDI 1:1 364 364 11-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.90 AUD CDI 1:1 8,530 8,530 11-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 42.90 AUD CDI 1:1 -2,230 -2,230 11-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 42.90 AUD CDI 1:1 -328 -328 JHX page 86 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 11-Jul-25 BlackRock Investment Management, LLC on mkt buy 42.90 AUD CDI 1:1 13,229 13,229 11-Jul-25 BlackRock Financial Management, Inc. on mkt buy 42.90 AUD CDI 1:1 348 348 11-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 42.90 AUD CDI 1:1 -3,173 -3,173 11-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 27.51 USD ORD -23,305 -23,305 11-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -654 -654 11-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 11-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 11-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 134,400 134,400 11-Jul-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -203 -203 11-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 961,288 961,288 11-Jul-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -1 -1 11-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 24,655 24,655 11-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -19 -19 11-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -186,134 -186,134 11-Jul-25 APERIO GROUP LLC in specie n/a USD ORD 39,535 39,535 13-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -134,400 -134,400 13-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -961,288 -961,288 13-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -24,655 -24,655 14-Jul-25 BlackRock Financial Management, Inc. on mkt buy 41.38 AUD CDI 1:1 174 174 14-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.25 AUD CDI 1:1 -9,792 -9,792 14-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.25 AUD CDI 1:1 174 174 14-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.25 AUD CDI 1:1 707 707 14-Jul-25 BlackRock Financial Management, Inc. on mkt buy 41.25 AUD CDI 1:1 13 13 14-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 41.25 AUD CDI 1:1 19,266 19,266 14-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 26.68 USD ORD -14 -14 14-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 14-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 14-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -76 -76 14-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -224 -224 14-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -224 -224 14-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -76 -76 14-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -54 -54 14-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 463,675 463,675 14-Jul-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 154 154 14-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 920,438 920,438 14-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 9,447 9,447 14-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 161,209 161,209 14-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -103 -103 14-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -258 -258 15-Jul-25 BlackRock Advisors, LLC on mkt sell 41.09 AUD CDI 1:1 -20,944 -20,944 15-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.09 AUD CDI 1:1 -2,921 -2,921 15-Jul-25 BlackRock Advisors, LLC on mkt sell 41.09 AUD CDI 1:1 -192 -192 15-Jul-25 BlackRock Advisors, LLC on mkt sell 41.09 AUD CDI 1:1 -5,271 -5,271 15-Jul-25 BlackRock Investment Management, LLC on mkt sell 41.09 AUD CDI 1:1 -3,287 -3,287 15-Jul-25 BlackRock (Singapore) Limited on mkt sell 41.09 AUD CDI 1:1 -20,357 -20,357 15-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.09 AUD CDI 1:1 -219 -219 15-Jul-25 BlackRock Investment Management, LLC on mkt sell 41.09 AUD CDI 1:1 -2,582 -2,582 15-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.04 AUD CDI 1:1 1,152 1,152 15-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.04 AUD CDI 1:1 201 201 15-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.04 AUD CDI 1:1 201 201 15-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.04 AUD CDI 1:1 66 66 15-Jul-25 BlackRock Investment Management, LLC on mkt buy 41.04 AUD CDI 1:1 2,918 2,918 15-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.04 AUD CDI 1:1 10,497 10,497 JHX page 87 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 15-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.04 AUD CDI 1:1 -211 -211 15-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 15-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 15-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 15-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 1,232 1,232 15-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 15-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -270 -270 15-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -460,500 -460,500 15-Jul-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -154 -154 15-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 619,420 619,420 15-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -2,381 -2,381 15-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 109,133 109,133 15-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -310 -310 15-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -571 -571 16-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 12,572 12,572 16-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 399 399 16-Jul-25 BlackRock Advisors, LLC on mkt sell 39.82 AUD CDI 1:1 -20,328 -20,328 16-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 39.82 AUD CDI 1:1 -2,835 -2,835 16-Jul-25 BlackRock Advisors, LLC on mkt sell 39.82 AUD CDI 1:1 -186 -186 16-Jul-25 BlackRock Advisors, LLC on mkt sell 39.82 AUD CDI 1:1 -5,116 -5,116 16-Jul-25 BlackRock Investment Management, LLC on mkt sell 39.82 AUD CDI 1:1 -3,190 -3,190 16-Jul-25 BlackRock (Singapore) Limited on mkt sell 39.82 AUD CDI 1:1 -19,758 -19,758 16-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 39.82 AUD CDI 1:1 -212 -212 16-Jul-25 BlackRock Investment Management, LLC on mkt sell 39.82 AUD CDI 1:1 -2,507 -2,507 16-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 39.80 AUD CDI 1:1 5,035 5,035 16-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 39.80 AUD CDI 1:1 650 650 16-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 39.80 AUD CDI 1:1 643 643 16-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 39.80 AUD CDI 1:1 11,273 11,273 16-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 39.80 AUD CDI 1:1 5,502 5,502 16-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 39.80 AUD CDI 1:1 1,528 1,528 16-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 39.69 AUD CDI 1:1 18 18 16-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 39.69 AUD CDI 1:1 1,477 1,477 16-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 39.69 AUD CDI 1:1 404 404 16-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 39.69 AUD CDI 1:1 -117 -117 16-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 39.69 AUD CDI 1:1 -66 -66 16-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 39.69 AUD CDI 1:1 -1,891 -1,891 16-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 39.69 AUD CDI 1:1 424 424 16-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 39.69 AUD CDI 1:1 3,204 3,204 16-Jul-25 BlackRock Investment Management, LLC on mkt buy 39.69 AUD CDI 1:1 4,402 4,402 16-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 39.69 AUD CDI 1:1 9,114 9,114 16-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 39.69 AUD CDI 1:1 18,594 18,594 16-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 16-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 16-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 38 38 16-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 16-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 448 448 16-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -559,025 -559,025 16-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -7,067 -7,067 16-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -191,727 -191,727 16-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -346 -346 16-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -1,234 -1,234 17-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 875 875 17-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 40.00 AUD CDI 1:1 2,800 2,800 JHX page 88 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 17-Jul-25 BlackRock Advisors, LLC on mkt sell 40.60 AUD CDI 1:1 -20,328 -20,328 17-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 40.60 AUD CDI 1:1 -2,835 -2,835 17-Jul-25 BlackRock Advisors, LLC on mkt sell 40.60 AUD CDI 1:1 -186 -186 17-Jul-25 BlackRock Advisors, LLC on mkt sell 40.60 AUD CDI 1:1 -5,115 -5,115 17-Jul-25 BlackRock Investment Management, LLC on mkt sell 40.60 AUD CDI 1:1 -3,190 -3,190 17-Jul-25 BlackRock (Singapore) Limited on mkt sell 40.60 AUD CDI 1:1 -19,759 -19,759 17-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.60 AUD CDI 1:1 -212 -212 17-Jul-25 BlackRock Investment Management, LLC on mkt sell 40.60 AUD CDI 1:1 -2,507 -2,507 17-Jul-25 BlackRock Capital Management, Inc. on mkt buy 40.76 AUD CDI 1:1 6,373 6,373 17-Jul-25 BlackRock Financial Management, Inc. on mkt buy 40.76 AUD CDI 1:1 5,341 5,341 17-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.76 AUD CDI 1:1 2,899 2,899 17-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.76 AUD CDI 1:1 47,695 47,695 17-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 40.76 AUD CDI 1:1 40,053 40,053 17-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 40.76 AUD CDI 1:1 357,391 357,391 17-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 40.76 AUD CDI 1:1 751 751 17-Jul-25 BlackRock Investment Management, LLC on mkt buy 40.76 AUD CDI 1:1 4,543 4,543 17-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.70 AUD CDI 1:1 -11,520 -11,520 17-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.70 AUD CDI 1:1 1,728 1,728 17-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 40.70 AUD CDI 1:1 320 320 17-Jul-25 BlackRock Investment Management, LLC on mkt sell 40.70 AUD CDI 1:1 -14,585 -14,585 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -872 -872 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -436 -436 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -810 -810 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -18 -18 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -603 -603 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -72 -72 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -224 -224 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -135 -135 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -1,526 -1,526 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 17-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -418 -418 17-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -308,734 -308,734 17-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 1,692 1,692 17-Jul-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 94 94 17-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -326 -326 17-Jul-25 APERIO GROUP LLC in specie n/a USD ORD 174 174 18-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.03 AUD CDI 1:1 8,811 8,811 18-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.03 AUD CDI 1:1 809 809 18-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.03 AUD CDI 1:1 111 111 18-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.03 AUD CDI 1:1 109 109 18-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.03 AUD CDI 1:1 1,915 1,915 18-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.00 AUD CDI 1:1 1,152 1,152 JHX page 89 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 18-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.00 AUD CDI 1:1 303 303 18-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 41.00 AUD CDI 1:1 -2,370 -2,370 18-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 41.00 AUD CDI 1:1 -331 -331 18-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 41.00 AUD CDI 1:1 -3,210 -3,210 18-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 41.00 AUD CDI 1:1 20,864 20,864 18-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 26.26 USD ORD 14 14 18-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 26.26 USD ORD 8 8 18-Jul-25 BlackRock Investment Management, LLC on mkt sell 26.26 USD ORD -23 -23 18-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 18-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -126 -126 18-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 315 315 18-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -180 -180 18-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 335 335 18-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 18-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 18-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 18-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 18-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -224 -224 18-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -187,057 -187,057 18-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 17,120 17,120 18-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 329,678 329,678 18-Jul-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -94 -94 20-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -3,175 -3,175 20-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -485,042 -485,042 20-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -17,120 -17,120 20-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -409,985 -409,985 21-Jul-25 BlackRock Capital Management, Inc. on mkt buy 40.43 AUD CDI 1:1 9,199 9,199 21-Jul-25 BlackRock Financial Management, Inc. on mkt buy 40.43 AUD CDI 1:1 683 683 21-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 40.37 AUD CDI 1:1 -1,584 -1,584 21-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 40.37 AUD CDI 1:1 156 156 21-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 40.37 AUD CDI 1:1 1,625 1,625 21-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.37 AUD CDI 1:1 -5,112 -5,112 21-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 40.37 AUD CDI 1:1 -1,914 -1,914 21-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 40.37 AUD CDI 1:1 13,885 13,885 21-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.37 AUD CDI 1:1 2,268 2,268 21-Jul-25 BlackRock Advisors, LLC on mkt buy 40.37 AUD CDI 1:1 468 468 21-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 40.37 AUD CDI 1:1 691 691 21-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 26.25 USD ORD 8 8 21-Jul-25 BlackRock Investment Management, LLC on mkt buy 26.25 USD ORD 5,674 5,674 21-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 21-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 21-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -72 -72 21-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -72 -72 21-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -76 -76 21-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 3,175 3,175 21-Jul-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 74,975 74,975 21-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 837,246 837,246 21-Jul-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 3,640 3,640 21-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 31,497 31,497 21-Jul-25 APERIO GROUP LLC in specie n/a USD ORD 247 247 21-Jul-25 APERIO GROUP LLC in specie n/a USD ORD 2,122 2,122 22-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 141 141 22-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 39.75 AUD CDI 1:1 1,584 1,584 22-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 39.75 AUD CDI 1:1 505 505 JHX page 90 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 22-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 39.75 AUD CDI 1:1 25,083 25,083 22-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 39.75 AUD CDI 1:1 6,123 6,123 22-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 39.75 AUD CDI 1:1 -13,483 -13,483 22-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 39.75 AUD CDI 1:1 385 385 22-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 660 660 22-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 27.19 USD ORD 1,677 1,677 22-Jul-25 BlackRock Investment Management, LLC on mkt sell 27.19 USD ORD -591 -591 22-Jul-25 BlackRock Investment Management, LLC on mkt buy 27.19 USD ORD 58 58 22-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 22-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 14,388 14,388 22-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 280 280 22-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 22-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 405 405 22-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 22-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 22-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 22-Jul-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -65,472 -65,472 22-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 43,866 43,866 22-Jul-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 21,436 21,436 22-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 30,423 30,423 22-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 14,830 14,830 22-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -467 -467 22-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -2,392 -2,392 23-Jul-25 BlackRock Japan Co., Ltd. in specie n/a AUD CDI 1:1 -5,196 -5,196 23-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,878 9,878 23-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.75 AUD CDI 1:1 9,790 9,790 23-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.75 AUD CDI 1:1 3,204 3,204 23-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.79 AUD CDI 1:1 -6,336 -6,336 23-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.79 AUD CDI 1:1 72 72 23-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.79 AUD CDI 1:1 404 404 23-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.79 AUD CDI 1:1 505 505 23-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 41.79 AUD CDI 1:1 -421 -421 23-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 41.79 AUD CDI 1:1 3,250 3,250 23-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.79 AUD CDI 1:1 -33 -33 23-Jul-25 BlackRock Investment Management, LLC on mkt sell 41.79 AUD CDI 1:1 -689 -689 23-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 23-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 23-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 560 560 23-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 76 76 23-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 23-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 23-Jul-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -9,503 -9,503 23-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -38,202 -38,202 23-Jul-25 BlackRock Capital Management, Inc. collateral transfer n/a USD ORD 1,470 1,470 23-Jul-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -25,076 -25,076 23-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 15,537 15,537 23-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 17,973 17,973 23-Jul-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 40 40 23-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -179 -179 23-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -1,602 -1,602 24-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,750 1,750 24-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,175 1,175 24-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -18,592 -18,592 JHX page 91 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.91 AUD CDI 1:1 1,025 1,025 24-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 41.91 AUD CDI 1:1 -7,111 -7,111 24-Jul-25 BlackRock Capital Management, Inc. on mkt buy 41.91 AUD CDI 1:1 4,326 4,326 24-Jul-25 BlackRock Financial Management, Inc. on mkt buy 41.91 AUD CDI 1:1 2,785 2,785 24-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.91 AUD CDI 1:1 190 190 24-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.91 AUD CDI 1:1 1,030 1,030 24-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 41.91 AUD CDI 1:1 -37 -37 24-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.91 AUD CDI 1:1 392 392 24-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.91 AUD CDI 1:1 12,160 12,160 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -72 -72 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 288 288 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 280 280 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 18 18 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 76 76 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -168 -168 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -36 -36 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -112 -112 24-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -168 -168 24-Jul-25 BlackRock Investment Management, LLC on mkt sell 27.33 USD ORD -1,159 -1,159 24-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 294,800 294,800 24-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 90,161 90,161 24-Jul-25 BlackRock Capital Management, Inc. collateral transfer n/a USD ORD -1,470 -1,470 24-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -35,647 -35,647 24-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -28,023 -28,023 24-Jul-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -1 -1 24-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -29 -29 24-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -483 -483 25-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,360 -8,360 25-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,360 -8,360 25-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -25,564 -25,564 25-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,508 -1,508 25-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 41.13 AUD CDI 1:1 -2,954 -2,954 25-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.13 AUD CDI 1:1 606 606 25-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.13 AUD CDI 1:1 652 652 25-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.13 AUD CDI 1:1 -1,497 -1,497 25-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.13 AUD CDI 1:1 -141 -141 25-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.13 AUD CDI 1:1 -141 -141 25-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.13 AUD CDI 1:1 -1,850 -1,850 25-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.13 AUD CDI 1:1 -247 -247 25-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.13 AUD CDI 1:1 308 308 25-Jul-25 BlackRock Fund Advisors on mkt buy 41.13 AUD CDI 1:1 3,744 3,744 25-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 41.13 AUD CDI 1:1 879 879 25-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 792 792 25-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 144 144 25-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 288 288 25-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 25-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -79 -79 25-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -72 -72 JHX page 92 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 25-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 25-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -294,800 -294,800 25-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -417,383 -417,383 25-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -10,314 -10,314 25-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -36,009 -36,009 25-Jul-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -39 -39 25-Jul-25 APERIO GROUP LLC in specie n/a USD ORD 55 55 25-Jul-25 APERIO GROUP LLC in specie n/a USD ORD 350 350 27-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -3,175 -3,175 27-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -515,687 -515,687 27-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -268 -268 28-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.35 AUD CDI 1:1 1,728 1,728 28-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.35 AUD CDI 1:1 57 57 28-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.35 AUD CDI 1:1 231 231 28-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.35 AUD CDI 1:1 1,212 1,212 28-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 41.35 AUD CDI 1:1 -329 -329 28-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 41.35 AUD CDI 1:1 -329 -329 28-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 41.35 AUD CDI 1:1 -529 -529 28-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.35 AUD CDI 1:1 -1,204 -1,204 28-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -36 -36 28-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 28-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 28-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 28-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -180 -180 28-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -168 -168 28-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 144 144 28-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 810 810 28-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -54 -54 28-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 3,175 3,175 28-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 606,784 606,784 28-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 268 268 28-Jul-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 51 51 28-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -783 -783 28-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -2,315 -2,315 29-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,363 3,363 29-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -860 -860 29-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,064 -2,064 29-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.53 AUD CDI 1:1 1,582 1,582 29-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 41.53 AUD CDI 1:1 -285 -285 29-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.53 AUD CDI 1:1 1,111 1,111 29-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 41.53 AUD CDI 1:1 -182 -182 29-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 41.53 AUD CDI 1:1 588 588 29-Jul-25 BlackRock Institutional Trust Company, National Association on mkt buy 41.53 AUD CDI 1:1 5,844 5,844 29-Jul-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,972 -6,972 29-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 29-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 144 144 29-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 29-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 29-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 569,502 569,502 29-Jul-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 2 2 29-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 1 1 29-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 187,489 187,489 29-Jul-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -51 -51 29-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -347 -347 29-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -731 -731 30-Jul-25 BlackRock Investment Management (UK) Limited on mkt sell 42.46 AUD CDI 1:1 -9,095 -9,095 JHX page 93 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 30-Jul-25 BlackRock Investment Management (Australia) Limited on mkt buy 42.41 AUD CDI 1:1 4,185 4,185 30-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 42.40 AUD CDI 1:1 -6,328 -6,328 30-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 42.40 AUD CDI 1:1 707 707 30-Jul-25 BlackRock Investment Management (UK) Limited on mkt buy 42.41 AUD CDI 1:1 94,773 94,773 30-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.40 AUD CDI 1:1 -1,476 -1,476 30-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.40 AUD CDI 1:1 -146 -146 30-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.40 AUD CDI 1:1 -147 -147 30-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.40 AUD CDI 1:1 -274 -274 30-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 76 76 30-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 30-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 76 76 30-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -201 -201 30-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -72 -72 30-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 268 268 30-Jul-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 22,989 22,989 30-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -871,877 -871,877 30-Jul-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 2,524 2,524 30-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 129,734 129,734 30-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -111,014 -111,014 30-Jul-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 9,104 9,104 30-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -306 -306 30-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -188 -188 31-Jul-25 BlackRock Capital Management, Inc. on mkt sell 41.33 AUD CDI 1:1 -2,890 -2,890 31-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.31 AUD CDI 1:1 154 154 31-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.31 AUD CDI 1:1 231 231 31-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.31 AUD CDI 1:1 400 400 31-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.31 AUD CDI 1:1 400 400 31-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 41.31 AUD CDI 1:1 135 135 31-Jul-25 BlackRock Investment Management (Australia) Limited on mkt sell 41.31 AUD CDI 1:1 -710 -710 31-Jul-25 BlackRock Advisors (UK) Limited on mkt sell 41.31 AUD CDI 1:1 -528 -528 31-Jul-25 BlackRock Asset Management Canada Limited on mkt buy 41.31 AUD CDI 1:1 11,866 11,866 31-Jul-25 BlackRock Financial Management, Inc. on mkt buy 41.31 AUD CDI 1:1 789 789 31-Jul-25 BlackRock Investment Management, LLC on mkt sell 41.31 AUD CDI 1:1 -4,958 -4,958 31-Jul-25 BlackRock Asset Management Canada Limited on mkt buy 41.31 AUD CDI 1:1 188 188 31-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.31 AUD CDI 1:1 -2,301 -2,301 31-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 41.31 AUD CDI 1:1 -6,729 -6,729 31-Jul-25 BlackRock Advisors (UK) Limited on mkt buy 25.94 USD ORD 14 14 31-Jul-25 BlackRock Institutional Trust Company, National Association on mkt sell 25.94 USD ORD -2,021 -2,021 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 670 670 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 38 38 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 18 18 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 288 288 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 31-Jul-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 JHX page 94 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 31-Jul-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -268 -268 31-Jul-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -924 -924 31-Jul-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 34,006 34,006 31-Jul-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 465,548 465,548 31-Jul-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -129,692 -129,692 31-Jul-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 21,142 21,142 31-Jul-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -9,104 -9,104 31-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -28 -28 31-Jul-25 APERIO GROUP LLC in specie n/a USD ORD -216 -216 01-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,051 -1,051 01-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,051 -1,051 01-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 40.20 AUD CDI 1:1 -4,841 -4,841 01-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 40.20 AUD CDI 1:1 -681 -681 01-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 40.20 AUD CDI 1:1 -680 -680 01-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.20 AUD CDI 1:1 -7,906 -7,906 01-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 40.20 AUD CDI 1:1 -710 -710 01-Aug-25 BlackRock Investment Management (UK) Limited on mkt sell 40.29 AUD CDI 1:1 -8,660 -8,660 01-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 40.11 AUD CDI 1:1 3,160 3,160 01-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 40.11 AUD CDI 1:1 462 462 01-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 40.11 AUD CDI 1:1 396 396 01-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.11 AUD CDI 1:1 5,075 5,075 01-Aug-25 BlackRock Investment Management, LLC on mkt buy 40.11 AUD CDI 1:1 1,833 1,833 01-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 40.11 AUD CDI 1:1 -1,959 -1,959 01-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -654 -654 01-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 01-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -144 -144 01-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 01-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 144 144 01-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 01-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 76 76 01-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 01-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 76 76 01-Aug-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 30,897 30,897 01-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 353,038 353,038 01-Aug-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -462,242 -462,242 01-Aug-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 321,632 321,632 01-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 167,776 167,776 01-Aug-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 25,243 25,243 01-Aug-25 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -8,776 -8,776 01-Aug-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -118,731 -118,731 01-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -334 -334 01-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 3,121 3,121 03-Aug-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -3,175 -3,175 03-Aug-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -52,962 -52,962 03-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -691,453 -691,453 03-Aug-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -5,833 -5,833 03-Aug-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -321,676 -321,676 03-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -265,661 -265,661 03-Aug-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -25,243 -25,243 04-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 835 835 04-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 13,410 13,410 JHX page 95 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 04-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 40.44 AUD CDI 1:1 -1,933 -1,933 04-Aug-25 BlackRock Capital Management, Inc. on mkt sell 40.44 AUD CDI 1:1 -4,194 -4,194 04-Aug-25 BlackRock Fund Advisors on mkt buy 40.44 AUD CDI 1:1 6,127 6,127 04-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 40.44 AUD CDI 1:1 228 228 04-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 40.44 AUD CDI 1:1 308 308 04-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 40.44 AUD CDI 1:1 1,568 1,568 04-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 40.44 AUD CDI 1:1 234 234 04-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 40.44 AUD CDI 1:1 -1,031 -1,031 04-Aug-25 BlackRock Institutional Trust Company, National Association on mkt buy 40.44 AUD CDI 1:1 33,163 33,163 04-Aug-25 BlackRock Fund Advisors on mkt buy 40.44 AUD CDI 1:1 4,865 4,865 04-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 40.44 AUD CDI 1:1 2,015 2,015 04-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 26.33 USD ORD 8 8 04-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -168 -168 04-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 04-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 56 56 04-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 04-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 04-Aug-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 3,175 3,175 04-Aug-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 24,855 24,855 04-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 554,200 554,200 04-Aug-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 550,683 550,683 04-Aug-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 186 186 04-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 163,300 163,300 04-Aug-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 27 27 04-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -170 -170 04-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 772 772 05-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 41.28 AUD CDI 1:1 1,152 1,152 05-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 41.28 AUD CDI 1:1 1,287 1,287 05-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 41.28 AUD CDI 1:1 396 396 05-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 41.28 AUD CDI 1:1 396 396 05-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 41.28 AUD CDI 1:1 118 118 05-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 41.28 AUD CDI 1:1 -136 -136 05-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 41.28 AUD CDI 1:1 -180 -180 05-Aug-25 BlackRock Asset Management Canada Limited on mkt buy 41.28 AUD CDI 1:1 222 222 05-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 144 144 05-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -72 -72 05-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 280 280 05-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 18 18 05-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 05-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 18 18 05-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -654 -654 05-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 05-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 05-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 336 336 05-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 05-Aug-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 200,700 200,700 05-Aug-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 40,895 40,895 05-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -311,023 -311,023 05-Aug-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -544,049 -544,049 05-Aug-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 366,955 366,955 05-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 49,927 49,927 05-Aug-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 27,162 27,162 05-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 196 196 05-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 1,090 1,090 06-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,180 -4,180 06-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,682 2,682 06-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 43.39 AUD CDI 1:1 -8,718 -8,718 06-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 43.39 AUD CDI 1:1 -1,002 -1,002 JHX page 96 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 06-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 43.39 AUD CDI 1:1 -1,210 -1,210 06-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 43.47 AUD CDI 1:1 1,728 1,728 06-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 43.47 AUD CDI 1:1 2,050 2,050 06-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 43.47 AUD CDI 1:1 1,025 1,025 06-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 43.47 AUD CDI 1:1 231 231 06-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 43.47 AUD CDI 1:1 588 588 06-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 43.47 AUD CDI 1:1 784 784 06-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 43.47 AUD CDI 1:1 -3,556 -3,556 06-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 43.47 AUD CDI 1:1 7,892 7,892 06-Aug-25 BlackRock Asset Management Canada Limited on mkt buy 43.47 AUD CDI 1:1 6,376 6,376 06-Aug-25 BlackRock Investment Management, LLC on mkt buy 43.47 AUD CDI 1:1 1,071 1,071 06-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 27.72 USD ORD 14 14 06-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 288 288 06-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 448 448 06-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -18 -18 06-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -810 -810 06-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 06-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 06-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 06-Aug-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -200,700 -200,700 06-Aug-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -14,936 -14,936 06-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -58,476 -58,476 06-Aug-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -1,709 -1,709 06-Aug-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -82,790 -82,790 06-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -63,850 -63,850 06-Aug-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -6,370 -6,370 06-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 34 34 06-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 558 558 07-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,565 2,565 07-Aug-25 BlackRock Capital Management, Inc. on mkt sell 42.73 AUD CDI 1:1 -5,660 -5,660 07-Aug-25 BlackRock Financial Management, Inc. on mkt sell 42.73 AUD CDI 1:1 -6,971 -6,971 07-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 42.78 AUD CDI 1:1 9,492 9,492 07-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 42.78 AUD CDI 1:1 -4,746 -4,746 07-Aug-25 BlackRock Investment Management (UK) Limited on mkt sell 42.78 AUD CDI 1:1 -4,318 -4,318 07-Aug-25 BlackRock Japan Co., Ltd. on mkt sell 42.78 AUD CDI 1:1 -5,888 -5,888 07-Aug-25 BlackRock Investment Management, LLC on mkt sell 42.78 AUD CDI 1:1 -765 -765 07-Aug-25 BlackRock Financial Management, Inc. on mkt buy 27.71 USD ORD 170 170 07-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 38 38 07-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -38 -38 07-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 07-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 07-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 07-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 144 144 07-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -18 -18 07-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 07-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 07-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -405 -405 07-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 190 190 07-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 07-Aug-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -50,815 -50,815 07-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 384,040 384,040 07-Aug-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -4,925 -4,925 07-Aug-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -284,352 -284,352 07-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -14,793 -14,793 JHX page 97 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 07-Aug-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -20,819 -20,819 07-Aug-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -41 -41 07-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 214 214 07-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 998 998 07-Aug-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -2,678 -2,678 08-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.86 AUD CDI 1:1 -3,151 -3,151 08-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.86 AUD CDI 1:1 -485 -485 08-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.86 AUD CDI 1:1 -480 -480 08-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.86 AUD CDI 1:1 -6,058 -6,058 08-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.86 AUD CDI 1:1 -1,702 -1,702 08-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 42.86 AUD CDI 1:1 -604 -604 08-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 42.90 AUD CDI 1:1 -1,578 -1,578 08-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 42.90 AUD CDI 1:1 495 495 08-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.90 AUD CDI 1:1 -27,961 -27,961 08-Aug-25 BlackRock Investment Management (UK) Limited on mkt sell 42.90 AUD CDI 1:1 -566 -566 08-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 42.90 AUD CDI 1:1 125 125 08-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 42.90 AUD CDI 1:1 -1,524 -1,524 08-Aug-25 BlackRock Investment Management (UK) Limited on mkt sell 42.90 AUD CDI 1:1 -183 -183 08-Aug-25 BlackRock Asset Management Canada Limited on mkt buy 42.90 AUD CDI 1:1 181 181 08-Aug-25 BlackRock Investment Management (UK) Limited on mkt sell 42.90 AUD CDI 1:1 -1,319 -1,319 08-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 42.90 AUD CDI 1:1 -2,627 -2,627 08-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 225 225 08-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,360 1,360 08-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 28.21 USD ORD 14 14 08-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 08-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -270 -270 08-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 08-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -114 -114 08-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 56 56 08-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -27,893 -27,893 08-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -13,629 -13,629 08-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 14 14 08-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 1,503 1,503 10-Aug-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -3,175 -3,175 10-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -540,848 -540,848 10-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -120,956 -120,956 11-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 43.65 AUD CDI 1:1 -361 -361 11-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 43.65 AUD CDI 1:1 -5,158 -5,158 11-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 43.72 AUD CDI 1:1 1,728 1,728 11-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 43.72 AUD CDI 1:1 -10 -10 11-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 43.72 AUD CDI 1:1 -147 -147 11-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 43.72 AUD CDI 1:1 1,317 1,317 11-Aug-25 BlackRock Investment Management (UK) Limited on mkt sell 43.72 AUD CDI 1:1 -605 -605 11-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 28.02 USD ORD 16 16 11-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 28.02 USD ORD 14 14 11-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 11-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 11-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 11-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 180 180 11-Aug-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 3,175 3,175 11-Aug-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 34,993 34,993 JHX page 98 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 11-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 121,256 121,256 11-Aug-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 204,527 204,527 11-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 54,085 54,085 11-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 43 43 11-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 174 174 12-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,044 -1,044 12-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,080 1,080 12-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,690 6,690 12-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 43.20 AUD CDI 1:1 4,608 4,608 12-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 43.20 AUD CDI 1:1 -76 -76 12-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 43.20 AUD CDI 1:1 1,482 1,482 12-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 43.20 AUD CDI 1:1 -135 -135 12-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 43.20 AUD CDI 1:1 -1,025 -1,025 12-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 28.66 USD ORD 8 8 12-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.66 USD ORD -101 -101 12-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 395 395 12-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 12-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 12-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 76 76 12-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 266 266 12-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 12-Aug-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -13,844 -13,844 12-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,455,880 1,455,880 12-Aug-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -201,938 -201,938 12-Aug-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 119,079 119,079 12-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 1,350 1,350 12-Aug-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 8,725 8,725 12-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -282 -282 12-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 1,325 1,325 13-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 524 524 13-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 316 316 13-Aug-25 BlackRock Investment Management (UK) Limited on mkt sell 43.96 AUD CDI 1:1 -6,543 -6,543 13-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 43.95 AUD CDI 1:1 -1,010 -1,010 13-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 43.93 AUD CDI 1:1 18,912 18,912 13-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 43.93 AUD CDI 1:1 -4,728 -4,728 13-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 43.93 AUD CDI 1:1 -1,576 -1,576 13-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 43.93 AUD CDI 1:1 -12,608 -12,608 13-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 43.93 AUD CDI 1:1 -180 -180 13-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 43.93 AUD CDI 1:1 -1,772 -1,772 13-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 43.93 AUD CDI 1:1 406 406 13-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 43.93 AUD CDI 1:1 -266 -266 13-Aug-25 BlackRock Investment Management, LLC on mkt sell 43.93 AUD CDI 1:1 -2,112 -2,112 13-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 43.93 AUD CDI 1:1 9,629 9,629 13-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 43.93 AUD CDI 1:1 -5,441 -5,441 13-Aug-25 BlackRock Fund Advisors on mkt sell 29.66 USD ORD -25 -25 13-Aug-25 BlackRock Advisors, LLC on mkt sell 29.66 USD ORD -8 -8 13-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 13-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 13-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -201 -201 13-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 13-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 13-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 280 280 13-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 13-Aug-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -15,181 -15,181 13-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -1,422,789 -1,422,789 13-Aug-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 162,658 162,658 13-Aug-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -118,722 -118,722 JHX page 99 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 13-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 56,819 56,819 13-Aug-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -8,725 -8,725 13-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 16 16 13-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 252 252 14-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 45.59 AUD CDI 1:1 2,176 2,176 14-Aug-25 BlackRock Japan Co., Ltd. on mkt buy 45.17 AUD CDI 1:1 656 656 14-Aug-25 BlackRock Capital Management, Inc. on mkt sell 45.65 AUD CDI 1:1 -872 -872 14-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,064 2,064 14-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 45.67 AUD CDI 1:1 1,728 1,728 14-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 45.67 AUD CDI 1:1 89 89 14-Aug-25 BlackRock Financial Management, Inc. on mkt buy 45.67 AUD CDI 1:1 282 282 14-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,360 -8,360 14-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 14-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 38 38 14-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 14-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 14-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 280 280 14-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -654 -654 14-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 14-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 135 135 14-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -18 -18 14-Aug-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 63,800 63,800 14-Aug-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -5,968 -5,968 14-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 39,810 39,810 14-Aug-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -165,247 -165,247 14-Aug-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -357 -357 14-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 115,124 115,124 14-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 16 16 14-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 5 5 15-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 6,705 6,705 15-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 45.59 AUD CDI 1:1 -466 -466 15-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 45.59 AUD CDI 1:1 -81 -81 15-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 45.59 AUD CDI 1:1 -78 -78 15-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 45.60 AUD CDI 1:1 6,912 6,912 15-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 45.60 AUD CDI 1:1 1,593 1,593 15-Aug-25 BlackRock Investment Management (UK) Limited on mkt sell 45.60 AUD CDI 1:1 -7,945 -7,945 15-Aug-25 BlackRock Investment Management (UK) Limited on mkt sell 45.60 AUD CDI 1:1 -3,434 -3,434 15-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 45.60 AUD CDI 1:1 453 453 15-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 45.60 AUD CDI 1:1 65 65 15-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,104 1,104 15-Aug-25 BlackRock Financial Management, Inc. on mkt sell 29.01 USD ORD -561 -561 15-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 15-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 15-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 18 18 15-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 15-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -168 -168 15-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 15-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 15-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 15-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 15-Aug-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -66,975 -66,975 15-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 207,841 207,841 15-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -227,378 -227,378 15-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 303 303 JHX page 100 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 15-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -408 -408 15-Aug-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -348 -348 17-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -401,998 -401,998 17-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -1 -1 18-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 45.30 AUD CDI 1:1 2,209 2,209 18-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 45.45 AUD CDI 1:1 1,728 1,728 18-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 45.45 AUD CDI 1:1 400 400 18-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 45.45 AUD CDI 1:1 6,305 6,305 18-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 45.45 AUD CDI 1:1 -1,793 -1,793 18-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 45.45 AUD CDI 1:1 -26,672 -26,672 18-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 45.45 AUD CDI 1:1 -5,555 -5,555 18-Aug-25 BlackRock Capital Management, Inc. on mkt sell 45.45 AUD CDI 1:1 -5,451 -5,451 18-Aug-25 BlackRock Financial Management, Inc. on mkt sell 45.45 AUD CDI 1:1 -5,125 -5,125 18-Aug-25 BlackRock Advisors, LLC on mkt sell 29.44 USD ORD -342 -342 18-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 28.90 USD ORD 42 42 18-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 270 270 18-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 18-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -36 -36 18-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 18-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -864 -864 18-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 18-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 456 456 18-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 433,235 433,235 18-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 33 33 18-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 5,404 5,404 19-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,779 4,779 19-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,080 7,080 19-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,425 4,425 19-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,566 -1,566 19-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 44.34 AUD CDI 1:1 546 546 19-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 44.34 AUD CDI 1:1 272 272 19-Aug-25 BlackRock Advisors, LLC on mkt buy 44.34 AUD CDI 1:1 5,134 5,134 19-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -180 -180 19-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 19-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -495 -495 19-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 135 135 19-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -200,023 -200,023 19-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 138,392 138,392 19-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 3 3 19-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 1,174 1,174 20-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,992 2,992 20-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,640 2,640 20-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,232 1,232 20-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,493 8,493 20-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 31.97 AUD CDI 1:1 -4,275 -4,275 20-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 31.97 AUD CDI 1:1 -627 -627 20-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 31.97 AUD CDI 1:1 -625 -625 20-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 31.97 AUD CDI 1:1 -6,547 -6,547 20-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 31.97 AUD CDI 1:1 -2,153 -2,153 20-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 31.97 AUD CDI 1:1 -1,292 -1,292 20-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,211 -1,211 20-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 32.00 AUD CDI 1:1 500 500 20-Aug-25 BlackRock Japan Co., Ltd. on mkt buy 32.00 AUD CDI 1:1 139 139 20-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 32.00 AUD CDI 1:1 454 454 20-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 32.00 AUD CDI 1:1 391 391 JHX page 101 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 20-Aug-25 BlackRock Investment Management, LLC on mkt buy 32.00 AUD CDI 1:1 920 920 20-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 32.00 AUD CDI 1:1 -15,126 -15,126 20-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,648 4,648 20-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 18.64 USD ORD 14 14 20-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 201 201 20-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 20-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 20-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 20-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 202,601 202,601 20-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -138,392 -138,392 20-Aug-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 1 1 20-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 245 245 21-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,578 5,578 21-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,360 3,360 21-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 29.05 AUD CDI 1:1 2,208 2,208 21-Aug-25 BlackRock Capital Management, Inc. on mkt sell 28.84 AUD CDI 1:1 -596 -596 21-Aug-25 BlackRock Financial Management, Inc. on mkt sell 28.84 AUD CDI 1:1 -7,994 -7,994 21-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.98 AUD CDI 1:1 -4,032 -4,032 21-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 28.98 AUD CDI 1:1 -3,182 -3,182 21-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 28.98 AUD CDI 1:1 -6,364 -6,364 21-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 28.98 AUD CDI 1:1 131 131 21-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 28.98 AUD CDI 1:1 300 300 21-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 28.98 AUD CDI 1:1 -600 -600 21-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 28.98 AUD CDI 1:1 1,036 1,036 21-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 28.98 AUD CDI 1:1 -520 -520 21-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 28.98 AUD CDI 1:1 5,697 5,697 21-Aug-25 BlackRock Capital Management, Inc. on mkt sell 28.98 AUD CDI 1:1 -160 -160 21-Aug-25 BlackRock Japan Co., Ltd. on mkt sell 28.98 AUD CDI 1:1 -2,582 -2,582 21-Aug-25 BlackRock Financial Management, Inc. on mkt sell 28.98 AUD CDI 1:1 -2,146 -2,146 21-Aug-25 BlackRock Investment Management, LLC on mkt sell 28.98 AUD CDI 1:1 -588 -588 21-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,360 -8,360 21-Aug-25 BlackRock Institutional Trust Company, National Association on mkt buy 19.78 USD ORD 20,455 20,455 21-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 21-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 21-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 21-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 21-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 21-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 21-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -328,147 -328,147 21-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 478,702 478,702 21-Aug-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -1 -1 21-Aug-25 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -154,466 -154,466 21-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -549 -549 21-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -822 -822 22-Aug-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,154 8,154 22-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.59 AUD CDI 1:1 3,090 3,090 22-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.59 AUD CDI 1:1 762 762 22-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.59 AUD CDI 1:1 47 47 22-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.50 AUD CDI 1:1 8,130 8,130 22-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.50 AUD CDI 1:1 888 888 22-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 30.50 AUD CDI 1:1 -5,026 -5,026 22-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 30.50 AUD CDI 1:1 -1,147 -1,147 JHX page 102 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 22-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 30.50 AUD CDI 1:1 -1,138 -1,138 22-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.50 AUD CDI 1:1 306 306 22-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.50 AUD CDI 1:1 75 75 22-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.50 AUD CDI 1:1 4 4 22-Aug-25 BlackRock Investment Management (UK) Limited on mkt sell 30.50 AUD CDI 1:1 -4,790 -4,790 22-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 20.51 USD ORD 28 28 22-Aug-25 BlackRock Advisors, LLC on mkt buy 20.51 USD ORD 1,518 1,518 22-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 22-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 22-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -135 -135 22-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 654 654 22-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 22-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -135 -135 22-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,386,395 1,386,395 22-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -478,701 -478,701 22-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -286 -286 22-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -588 -588 24-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -1,494,061 -1,494,061 24-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -1 -1 25-Aug-25 BlackRock Capital Management, Inc. on mkt buy 31.74 AUD CDI 1:1 10,079 10,079 25-Aug-25 BlackRock Financial Management, Inc. on mkt buy 31.74 AUD CDI 1:1 1,141 1,141 25-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 31.74 AUD CDI 1:1 1,279 1,279 25-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 31.74 AUD CDI 1:1 20,010 20,010 25-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 31.80 AUD CDI 1:1 -58,496 -58,496 25-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 180 180 25-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 25-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -654 -654 25-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 25-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 25-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 25-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 371,912 371,912 25-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 1,135,771 1,135,771 25-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -583 -583 25-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -3,033 -3,033 26-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 30.55 AUD CDI 1:1 -6,508 -6,508 26-Aug-25 BlackRock Asset Management Canada Limited on mkt buy 30.55 AUD CDI 1:1 4,425 4,425 26-Aug-25 BlackRock Asset Management Canada Limited on mkt buy 30.55 AUD CDI 1:1 5,072 5,072 26-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 30.55 AUD CDI 1:1 4,895 4,895 26-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 30.55 AUD CDI 1:1 5,613 5,613 26-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.55 AUD CDI 1:1 1,892 1,892 26-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 30.55 AUD CDI 1:1 1,754 1,754 26-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 30.55 AUD CDI 1:1 2,013 2,013 26-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 30.55 AUD CDI 1:1 1,844 1,844 26-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 30.55 AUD CDI 1:1 3,604 3,604 26-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 30.55 AUD CDI 1:1 276 276 26-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 30.55 AUD CDI 1:1 317 317 26-Aug-25 BlackRock Asset Management Canada Limited on mkt sell 30.55 AUD CDI 1:1 -25,096 -25,096 26-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 30.55 AUD CDI 1:1 1,478 1,478 JHX page 103 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 26-Aug-25 BlackRock Investment Management (UK) Limited on mkt buy 30.55 AUD CDI 1:1 1,697 1,697 26-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.55 AUD CDI 1:1 679 679 26-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.55 AUD CDI 1:1 591 591 26-Aug-25 BlackRock Asset Management Canada Limited on mkt buy 30.55 AUD CDI 1:1 218 218 26-Aug-25 BlackRock Asset Management Canada Limited on mkt buy 30.55 AUD CDI 1:1 190 190 26-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.55 AUD CDI 1:1 109,987 109,987 26-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.55 AUD CDI 1:1 95,963 95,963 26-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.55 AUD CDI 1:1 2,221 2,221 26-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.55 AUD CDI 1:1 2,547 2,547 26-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.55 AUD CDI 1:1 12 12 26-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.55 AUD CDI 1:1 13 13 26-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 30.55 AUD CDI 1:1 -134 -134 26-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.55 AUD CDI 1:1 12,328 12,328 26-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.55 AUD CDI 1:1 10,755 10,755 26-Aug-25 BlackRock Fund Advisors on mkt buy 30.55 AUD CDI 1:1 914 914 26-Aug-25 BlackRock Fund Advisors on mkt buy 30.55 AUD CDI 1:1 797 797 26-Aug-25 BlackRock Fund Advisors on mkt sell 30.55 AUD CDI 1:1 -36,122 -36,122 26-Aug-25 BlackRock Investment Management, LLC on mkt buy 30.55 AUD CDI 1:1 667 667 26-Aug-25 BlackRock Investment Management, LLC on mkt buy 30.55 AUD CDI 1:1 766 766 26-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 30.55 AUD CDI 1:1 -684 -684 26-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.55 AUD CDI 1:1 1,398 1,398 26-Aug-25 BlackRock Japan Co., Ltd. on mkt buy 30.55 AUD CDI 1:1 2,310 2,310 26-Aug-25 BlackRock Japan Co., Ltd. on mkt buy 30.55 AUD CDI 1:1 2,014 2,014 26-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 30.55 AUD CDI 1:1 -1,789 -1,789 26-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.55 AUD CDI 1:1 102 102 26-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.55 AUD CDI 1:1 87 87 26-Aug-25 BlackRock Financial Management, Inc. on mkt buy 30.55 AUD CDI 1:1 5,851 5,851 26-Aug-25 BlackRock Financial Management, Inc. on mkt buy 30.55 AUD CDI 1:1 5,105 5,105 26-Aug-25 BlackRock Financial Management, Inc. on mkt sell 30.55 AUD CDI 1:1 -5,139 -5,139 26-Aug-25 BlackRock Investment Management (UK) Limited on mkt sell 30.55 AUD CDI 1:1 -8,425 -8,425 26-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -436 -436 26-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 26-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 1,620 1,620 26-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 720,279 720,279 26-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -1,135,769 -1,135,769 26-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 271 271 26-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -3,583 -3,583 27-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.59 AUD CDI 1:1 16,931 16,931 27-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.59 AUD CDI 1:1 5,866 5,866 27-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.59 AUD CDI 1:1 3,195 3,195 27-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.66 AUD CDI 1:1 10,944 10,944 27-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.66 AUD CDI 1:1 1,627 1,627 27-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 30.66 AUD CDI 1:1 -57 -57 27-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.66 AUD CDI 1:1 8,904 8,904 27-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.66 AUD CDI 1:1 1,191 1,191 27-Aug-25 BlackRock Advisors (UK) Limited on mkt sell 30.66 AUD CDI 1:1 -134 -134 27-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 30.66 AUD CDI 1:1 237 237 27-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 268 268 27-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 27-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 201 201 27-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 506,730 506,730 27-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -2 -2 JHX page 104 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 27-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -227 -227 27-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -9,102 -9,102 28-Aug-25 BlackRock Financial Management, Inc. on mkt sell 31.27 AUD CDI 1:1 -5,297 -5,297 28-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 31.27 AUD CDI 1:1 -284 -284 28-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 31.26 AUD CDI 1:1 1,032 1,032 28-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 31.26 AUD CDI 1:1 6,508 6,508 28-Aug-25 BlackRock Asset Management Canada Limited on mkt buy 31.26 AUD CDI 1:1 267 267 28-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 28-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 28-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 28-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 28-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -720 -720 28-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 616 616 28-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -54 -54 28-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 28-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 38 38 28-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 28-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 28-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 28-Aug-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 113,600 113,600 28-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -1,426,993 -1,426,993 28-Aug-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 9,061 9,061 28-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -672 -672 28-Aug-25 APERIO GROUP LLC in specie n/a USD ORD -4,840 -4,840 29-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 31.17 AUD CDI 1:1 -3,042 -3,042 29-Aug-25 BlackRock Institutional Trust Company, National Association on mkt sell 31.17 AUD CDI 1:1 -45,597 -45,597 29-Aug-25 BlackRock Advisors (UK) Limited on mkt buy 31.17 AUD CDI 1:1 7,380 7,380 29-Aug-25 BlackRock Investment Management (Australia) Limited on mkt buy 31.17 AUD CDI 1:1 6,107 6,107 29-Aug-25 BlackRock Investment Management (Australia) Limited on mkt sell 31.17 AUD CDI 1:1 -384 -384 29-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 135 135 29-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 1,755 1,755 29-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD 114 114 29-Aug-25 BlackRock Fund Advisors in specie n/a USD ORD -1,962 -1,962 29-Aug-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -113,600 -113,600 29-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -115,464 -115,464 29-Aug-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -9,061 -9,061 29-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 1,009,351 1,009,351 29-Aug-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 383 383 29-Aug-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 13,045 13,045 29-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 79,801 79,801 29-Aug-25 APERIO GROUP LLC in specie n/a USD ORD 991,186 991,186 29-Aug-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 123,370 123,370 31-Aug-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -56,464 -56,464 31-Aug-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -1,009,351 -1,009,351 01-Sep-25 BlackRock Financial Management, Inc. on mkt sell 30.35 AUD CDI 1:1 -576 -576 01-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 30.40 AUD CDI 1:1 -3,256 -3,256 01-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 30.40 AUD CDI 1:1 -10,409 -10,409 01-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,230,208 1,230,208 01-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 113,163 113,163 02-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 14,432 14,432 02-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,272 2,272 02-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.13 AUD CDI 1:1 2,064 2,064 02-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.13 AUD CDI 1:1 395 395 02-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.13 AUD CDI 1:1 254 254 02-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.13 AUD CDI 1:1 762 762 02-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.13 AUD CDI 1:1 635 635 02-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.13 AUD CDI 1:1 142 142 02-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 30.13 AUD CDI 1:1 -206 -206 JHX page 105 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 02-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.13 AUD CDI 1:1 800 800 02-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.13 AUD CDI 1:1 236 236 02-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 30.13 AUD CDI 1:1 -4,497 -4,497 02-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 30.13 AUD CDI 1:1 -18,360 -18,360 02-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 02-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 02-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 150,700 150,700 02-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 131,481 131,481 02-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -113,163 -113,163 02-Sep-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -383 -383 02-Sep-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 4,497 4,497 02-Sep-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -13,045 -13,045 02-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -79,670 -79,670 02-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -1,009,202 -1,009,202 02-Sep-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -123,370 -123,370 03-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.86 AUD CDI 1:1 -4,315 -4,315 03-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.86 AUD CDI 1:1 -2,702 -2,702 03-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.86 AUD CDI 1:1 -514 -514 03-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,180 -4,180 03-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,640 3,640 03-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.75 AUD CDI 1:1 -1,728 -1,728 03-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 29.75 AUD CDI 1:1 53 53 03-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.75 AUD CDI 1:1 -1,627 -1,627 03-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.75 AUD CDI 1:1 1,494 1,494 03-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.75 AUD CDI 1:1 237 237 03-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.75 AUD CDI 1:1 316 316 03-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.75 AUD CDI 1:1 -618 -618 03-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.75 AUD CDI 1:1 381 381 03-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.75 AUD CDI 1:1 124 124 03-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.75 AUD CDI 1:1 143 143 03-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.75 AUD CDI 1:1 801 801 03-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.75 AUD CDI 1:1 -320 -320 03-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.75 AUD CDI 1:1 334 334 03-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.75 AUD CDI 1:1 334 334 03-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.75 AUD CDI 1:1 668 668 03-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.75 AUD CDI 1:1 268 268 03-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.75 AUD CDI 1:1 268 268 03-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,800 2,800 03-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,801 2,801 03-Sep-25 BlackRock Advisors, LLC on mkt sell 19.40 USD ORD -4 -4 03-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 03-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 03-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -864 -864 03-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 03-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -79 -79 03-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 316 316 03-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 1,700 1,700 03-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 92,015 92,015 03-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -436 -436 03-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -11,615 -11,615 04-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 675 675 04-Sep-25 BlackRock Capital Management, Inc. on mkt sell 29.56 AUD CDI 1:1 -3,207 -3,207 04-Sep-25 BlackRock Financial Management, Inc. on mkt sell 29.56 AUD CDI 1:1 -6,864 -6,864 04-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.56 AUD CDI 1:1 -988 -988 04-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.56 AUD CDI 1:1 -10,791 -10,791 04-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.53 AUD CDI 1:1 1,504 1,504 04-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.53 AUD CDI 1:1 309 309 04-Sep-25 BlackRock Capital Management, Inc. on mkt sell 29.53 AUD CDI 1:1 -68 -68 JHX page 106 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 04-Sep-25 BlackRock Investment Management (UK) Limited on mkt buy 29.53 AUD CDI 1:1 814 814 04-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.53 AUD CDI 1:1 -10,498 -10,498 04-Sep-25 BlackRock Financial Management, Inc. on mkt sell 29.53 AUD CDI 1:1 -147 -147 04-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.53 AUD CDI 1:1 -21 -21 04-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.53 AUD CDI 1:1 -232 -232 04-Sep-25 BlackRock Investment Management, LLC on mkt buy 29.53 AUD CDI 1:1 1,391 1,391 04-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 19.54 USD ORD 521 521 04-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 04-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -18 -18 04-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 04-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -18 -18 04-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 04-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 04-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -36 -36 04-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 04-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 152 152 04-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 04-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 4,796 4,796 04-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -201 -201 04-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -18 -18 04-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -152,400 -152,400 04-Sep-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 11,178 11,178 04-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 211,466 211,466 04-Sep-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 837 837 04-Sep-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 47,632 47,632 04-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 141,955 141,955 04-Sep-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 112 112 04-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -332 -332 04-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -8,311 -8,311 05-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,490 4,490 05-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.93 AUD CDI 1:1 -1,627 -1,627 05-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.93 AUD CDI 1:1 508 508 05-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.93 AUD CDI 1:1 889 889 05-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.93 AUD CDI 1:1 1,778 1,778 05-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.93 AUD CDI 1:1 286 286 05-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.93 AUD CDI 1:1 -801 -801 05-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.93 AUD CDI 1:1 -1,200 -1,200 05-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.93 AUD CDI 1:1 60 60 05-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.93 AUD CDI 1:1 -1,233 -1,233 05-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.93 AUD CDI 1:1 -163 -163 05-Sep-25 BlackRock Investment Management (UK) Limited on mkt buy 29.93 AUD CDI 1:1 6,339 6,339 05-Sep-25 BlackRock Institutional Trust Company, National Association on mkt buy 29.93 AUD CDI 1:1 43,643 43,643 05-Sep-25 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 3,111 3,111 05-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 05-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 56 56 05-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 05-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 05-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 05-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -225 -225 05-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 05-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 2,616 2,616 05-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 201 201 05-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 05-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -114 -114 05-Sep-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -11,178 -11,178 05-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -1,597,526 -1,597,526 05-Sep-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -837 -837 JHX page 107 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 05-Sep-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -47,632 -47,632 05-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -141,955 -141,955 05-Sep-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -112 -112 05-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -1,497 -1,497 05-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -12,364 -12,364 07-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -67,644 -67,644 08-Sep-25 BlackRock Capital Management, Inc. on mkt sell 30.94 AUD CDI 1:1 -293 -293 08-Sep-25 BlackRock Financial Management, Inc. on mkt sell 30.94 AUD CDI 1:1 -367 -367 08-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.92 AUD CDI 1:1 6,336 6,336 08-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.92 AUD CDI 1:1 2,064 2,064 08-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.92 AUD CDI 1:1 1,505 1,505 08-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 30.92 AUD CDI 1:1 -207 -207 08-Sep-25 BlackRock Investment Management (UK) Limited on mkt buy 30.92 AUD CDI 1:1 21,786 21,786 08-Sep-25 BlackRock Capital Management, Inc. on mkt sell 30.92 AUD CDI 1:1 -498 -498 08-Sep-25 BlackRock Financial Management, Inc. on mkt sell 30.92 AUD CDI 1:1 -629 -629 08-Sep-25 BlackRock Financial Management, Inc. in specie n/a AUD CDI 1:1 107,889 107,889 08-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 08-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 08-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 180 180 08-Sep-25 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -7,079 -7,079 08-Sep-25 BlackRock Advisors (UK) Limited in specie n/a AUD CDI 1:1 -1,610 -1,610 08-Sep-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 2,028 2,028 08-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 38 38 08-Sep-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 53,796 53,796 08-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 14,044 14,044 08-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -914 -914 08-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -1,693 -1,693 09-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 41,496 41,496 09-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 30.20 AUD CDI 1:1 -1,627 -1,627 09-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 30.20 AUD CDI 1:1 -3,014 -3,014 09-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.20 AUD CDI 1:1 395 395 09-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.20 AUD CDI 1:1 316 316 09-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.20 AUD CDI 1:1 512 512 09-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.20 AUD CDI 1:1 512 512 09-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.20 AUD CDI 1:1 640 640 09-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 09-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 395 395 09-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -450 -450 09-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 09-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 09-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 09-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 76 76 09-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 114 114 09-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 56 56 09-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 46,700 46,700 09-Sep-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 169 169 09-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -17 -17 09-Sep-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -40 -40 09-Sep-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 501 501 09-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -657 -657 09-Sep-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 26 26 09-Sep-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 27,426 27,426 09-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -740 -740 09-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -7,768 -7,768 10-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,540 4,540 JHX page 108 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 10-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 29.50 AUD CDI 1:1 2,175 2,175 10-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 29.50 AUD CDI 1:1 94 94 10-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.50 AUD CDI 1:1 -200 -200 10-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.50 AUD CDI 1:1 -325 -325 10-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.50 AUD CDI 1:1 -1,861 -1,861 10-Sep-25 BlackRock Institutional Trust Company, National Association on mkt buy 19.78 USD ORD 78 78 10-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 10-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 10-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 180 180 10-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 10-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 158 158 10-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 280 280 10-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -46,700 -46,700 10-Sep-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -58 -58 10-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -21 -21 10-Sep-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 55 55 10-Sep-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -501 -501 10-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 139 139 10-Sep-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -26 -26 10-Sep-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -27,426 -27,426 10-Sep-25 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 -49,063 -49,063 10-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -107 -107 10-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -1,727 -1,727 11-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,880 2,880 11-Sep-25 BlackRock Capital Management, Inc. on mkt sell 29.73 AUD CDI 1:1 -626 -626 11-Sep-25 BlackRock Financial Management, Inc. on mkt sell 29.73 AUD CDI 1:1 -2,029 -2,029 11-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.73 AUD CDI 1:1 -616 -616 11-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.73 AUD CDI 1:1 -6,516 -6,516 11-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 29.79 AUD CDI 1:1 5,760 5,760 11-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.79 AUD CDI 1:1 -2,304 -2,304 11-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.79 AUD CDI 1:1 1,627 1,627 11-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.79 AUD CDI 1:1 3,016 3,016 11-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.79 AUD CDI 1:1 309 309 11-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.79 AUD CDI 1:1 268 268 11-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.79 AUD CDI 1:1 668 668 11-Sep-25 BlackRock Institutional Trust Company, National Association on mkt sell 19.91 USD ORD -76 -76 11-Sep-25 BlackRock Institutional Trust Company, National Association on mkt sell 19.91 USD ORD -1,669 -1,669 11-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 11-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 11-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -224 -224 11-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 56 56 11-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 11-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -18 -18 11-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 11-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 11-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 104,100 104,100 11-Sep-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 120 120 11-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,385,011 1,385,011 11-Sep-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 161 161 11-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 55,024 55,024 11-Sep-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 5,049 5,049 11-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -417 -417 JHX page 109 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 11-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -4,591 -4,591 12-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 316 316 12-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.14 AUD CDI 1:1 2,064 2,064 12-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 30.14 AUD CDI 1:1 -8,685 -8,685 12-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 30.14 AUD CDI 1:1 -5,398 -5,398 12-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 30.14 AUD CDI 1:1 -1,430 -1,430 12-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -436 -436 12-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 12-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 12-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 12-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 12-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -1,000 -1,000 12-Sep-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -2,259 -2,259 12-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -2,053 -2,053 12-Sep-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -53,972 -53,972 12-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 34,440 34,440 12-Sep-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -4,977 -4,977 12-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -1,232 -1,232 12-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -6,756 -6,756 14-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -103,100 -103,100 14-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -1,382,958 -1,382,958 14-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -102,990 -102,990 14-Sep-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -72 -72 15-Sep-25 BlackRock Capital Management, Inc. on mkt sell 30.19 AUD CDI 1:1 -4,928 -4,928 15-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.21 AUD CDI 1:1 711 711 15-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 30.21 AUD CDI 1:1 254 254 15-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 30.21 AUD CDI 1:1 -4,937 -4,937 15-Sep-25 BlackRock Financial Management, Inc. on mkt buy 30.21 AUD CDI 1:1 297 297 15-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.21 AUD CDI 1:1 175 175 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 158 158 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 804 804 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 448 448 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 3,052 3,052 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 162 162 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -654 -654 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 304 304 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 1,044 1,044 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 15-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -108 -108 15-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 62,545 62,545 15-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -118 -118 15-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -4,618 -4,618 16-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,337 -8,337 16-Sep-25 BlackRock Capital Management, Inc. on mkt sell 29.89 AUD CDI 1:1 -2,062 -2,062 16-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.94 AUD CDI 1:1 -381 -381 16-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.94 AUD CDI 1:1 402 402 16-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.94 AUD CDI 1:1 -402 -402 16-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 29.94 AUD CDI 1:1 -3,742 -3,742 16-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -54 -54 16-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -228 -228 16-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 16-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 346,800 346,800 JHX page 110 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 16-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -10 -10 16-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 2,005 2,005 16-Sep-25 APERIO GROUP LLC in specie n/a USD ORD 254 254 16-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -2,091 -2,091 17-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -6,526 -6,526 17-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,360 1,360 17-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -55,580 -55,580 17-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -33,348 -33,348 17-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 29.60 AUD CDI 1:1 6,544 6,544 17-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 29.60 AUD CDI 1:1 1,463 1,463 17-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.63 AUD CDI 1:1 286 286 17-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.63 AUD CDI 1:1 -421 -421 17-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.63 AUD CDI 1:1 201 201 17-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.63 AUD CDI 1:1 -3,936 -3,936 17-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.63 AUD CDI 1:1 -2,467 -2,467 17-Sep-25 BlackRock Institutional Trust Company, National Association on mkt buy 29.63 AUD CDI 1:1 46,206 46,206 17-Sep-25 BlackRock Institutional Trust Company, National Association on mkt sell 29.63 AUD CDI 1:1 -3,428 -3,428 17-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -76 -76 17-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -436 -436 17-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -72 -72 17-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 280 280 17-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 17-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 17-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -152 -152 17-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -167,000 -167,000 17-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -2,334 -2,334 17-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 1,259 1,259 17-Sep-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 315,477 315,477 17-Sep-25 APERIO GROUP LLC in specie n/a USD ORD 52 52 17-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -2,713 -2,713 18-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,510 -2,510 18-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -38,892 -38,892 18-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,064 2,064 18-Sep-25 BlackRock Financial Management, Inc. on mkt sell 28.72 AUD CDI 1:1 -879 -879 18-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.72 AUD CDI 1:1 -12,014 -12,014 18-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 28.84 AUD CDI 1:1 5,760 5,760 18-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 28.84 AUD CDI 1:1 508 508 18-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 28.84 AUD CDI 1:1 508 508 18-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 28.84 AUD CDI 1:1 -177 -177 18-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 28.84 AUD CDI 1:1 -2,611 -2,611 18-Sep-25 BlackRock Capital Management, Inc. on mkt buy 28.84 AUD CDI 1:1 501 501 18-Sep-25 BlackRock Investment Management, LLC on mkt buy 28.84 AUD CDI 1:1 927 927 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 56 56 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -76 -76 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -114 -114 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -135 -135 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -38 -38 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 108 108 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -190 -190 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 18-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 18-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -5,000 -5,000 18-Sep-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 10,711 10,711 18-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -60,119 -60,119 JHX page 111 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 18-Sep-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 1,018 1,018 18-Sep-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 29,214 29,214 18-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 16,741 16,741 18-Sep-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 1,595 1,595 18-Sep-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 159,935 159,935 18-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -230 -230 18-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -5,273 -5,273 19-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -27,730 -27,730 19-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,506 -1,506 19-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -33,276 -33,276 19-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.93 AUD CDI 1:1 -560 -560 19-Sep-25 BlackRock Japan Co., Ltd. on mkt sell 29.16 AUD CDI 1:1 -231 -231 19-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 28.86 AUD CDI 1:1 3,254 3,254 19-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 28.86 AUD CDI 1:1 -152 -152 19-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 28.86 AUD CDI 1:1 -6,289 -6,289 19-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 28.86 AUD CDI 1:1 -331 -331 19-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 28.86 AUD CDI 1:1 -268 -268 19-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.86 AUD CDI 1:1 -1,152 -1,152 19-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 28.86 AUD CDI 1:1 -119 -119 19-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 28.86 AUD CDI 1:1 -942 -942 19-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 28.86 AUD CDI 1:1 -11,783 -11,783 19-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 28.86 AUD CDI 1:1 -115 -115 19-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 28.86 AUD CDI 1:1 -6,478 -6,478 19-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.86 AUD CDI 1:1 -6,859 -6,859 19-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 28.86 AUD CDI 1:1 -709 -709 19-Sep-25 BlackRock Investment Management (UK) Limited on mkt buy 28.86 AUD CDI 1:1 28,529 28,529 19-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 28.86 AUD CDI 1:1 -5,607 -5,607 19-Sep-25 BlackRock Investment Management (UK) Limited on mkt buy 28.86 AUD CDI 1:1 937 937 19-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 28.86 AUD CDI 1:1 -685 -685 19-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 28.86 AUD CDI 1:1 -38,567 -38,567 19-Sep-25 BlackRock (Netherlands) B.V. on mkt buy 28.86 AUD CDI 1:1 22,961 22,961 19-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 784 784 19-Sep-25 BlackRock Institutional Trust Company, National Association on mkt sell 19.27 USD ORD -313 -313 19-Sep-25 BlackRock Investment Management, LLC on mkt sell 19.27 USD ORD -93 -93 19-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -630 -630 19-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 108 108 19-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 38 38 19-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 19-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 19-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 654 654 19-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 19-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -2,790 -2,790 19-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 19-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -174,800 -174,800 19-Sep-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -10,711 -10,711 19-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 73,690 73,690 19-Sep-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -1,018 -1,018 19-Sep-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -29,214 -29,214 19-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 42,539 42,539 JHX page 112 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 19-Sep-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -1,595 -1,595 19-Sep-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -475,412 -475,412 19-Sep-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 11,783 11,783 19-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -329 -329 19-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -6,179 -6,179 21-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -73,772 -73,772 21-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -62,543 -62,543 22-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,768 -2,768 22-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -11,072 -11,072 22-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,384 1,384 22-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,038 1,038 22-Sep-25 BlackRock Investment Management (UK) Limited on mkt buy 29.30 AUD CDI 1:1 1,975 1,975 22-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 29.37 AUD CDI 1:1 1,032 1,032 22-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 29.37 AUD CDI 1:1 4,032 4,032 22-Sep-25 BlackRock Capital Management, Inc. on mkt buy 29.37 AUD CDI 1:1 121 121 22-Sep-25 BlackRock Financial Management, Inc. on mkt sell 29.37 AUD CDI 1:1 -5,332 -5,332 22-Sep-25 BlackRock Fund Advisors on mkt buy 29.37 AUD CDI 1:1 5,903 5,903 22-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 29.37 AUD CDI 1:1 2,181 2,181 22-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 1,350 1,350 22-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -36 -36 22-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 22-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 22-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -152 -152 22-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 360 360 22-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 603 603 22-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 22-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 22-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 129,800 129,800 22-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,018,489 1,018,489 22-Sep-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 722,237 722,237 22-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -154 -154 22-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -4,451 -4,451 23-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,160 -2,160 23-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.56 AUD CDI 1:1 36 36 23-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 29.56 AUD CDI 1:1 -10,764 -10,764 23-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 29.56 AUD CDI 1:1 -891 -891 23-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 29.56 AUD CDI 1:1 359 359 23-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,700 -2,700 23-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 335 335 23-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -162 -162 23-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 23-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 23-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 23-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -616 -616 23-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -1,314 -1,314 23-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -2,479 -2,479 23-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -335 -335 23-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -129,800 -129,800 23-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,961 1,961 23-Sep-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -722,237 -722,237 23-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -395 -395 23-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -6,923 -6,923 24-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,574 2,574 24-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.14 AUD CDI 1:1 -2,188 -2,188 24-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.14 AUD CDI 1:1 -2,678 -2,678 24-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.14 AUD CDI 1:1 -1,713 -1,713 24-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 28.15 AUD CDI 1:1 474 474 JHX page 113 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 28.15 AUD CDI 1:1 -2,893 -2,893 24-Sep-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.15 AUD CDI 1:1 -3,149 -3,149 24-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,496 -8,496 24-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 18.23 USD ORD -14 -14 24-Sep-25 BlackRock Advisors, LLC on mkt sell 18.23 USD ORD -4 -4 24-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 24-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 24-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 24-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 24-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 24-Sep-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 11,717 11,717 24-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 317,787 317,787 24-Sep-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 1,059 1,059 24-Sep-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 33,342 33,342 24-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 24,776 24,776 24-Sep-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 1,777 1,777 24-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -398 -398 24-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -7,937 -7,937 25-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,496 -2,496 25-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,660 -5,660 25-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -3,840 -3,840 25-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,660 -5,660 25-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,224 1,224 25-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,547 5,547 25-Sep-25 BlackRock Financial Management, Inc. on mkt sell 27.34 AUD CDI 1:1 -7,169 -7,169 25-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.32 AUD CDI 1:1 4,608 4,608 25-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 27.32 AUD CDI 1:1 -2,304 -2,304 25-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.32 AUD CDI 1:1 5,760 5,760 25-Sep-25 BlackRock Capital Management, Inc. on mkt buy 27.32 AUD CDI 1:1 2,213 2,213 25-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 27.32 AUD CDI 1:1 9,827 9,827 25-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.32 AUD CDI 1:1 159 159 25-Sep-25 BlackRock Institutional Trust Company, National Association on mkt sell 27.32 AUD CDI 1:1 -1,916 -1,916 25-Sep-25 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -108,711 -108,711 25-Sep-25 BlackRock Investment Management (Australia) Limited in specie n/a AUD CDI 1:1 -77,453 -77,453 25-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,880 -2,880 25-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,064 2,064 25-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 18.59 USD ORD -8 -8 25-Sep-25 BlackRock Institutional Trust Company, National Association on mkt sell 18.59 USD ORD -25,319 -25,319 25-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -560 -560 25-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 25-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 135 135 25-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 25-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 25-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 56 56 25-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 25-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 25-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 25-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 280 280 25-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 25-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 25-Sep-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -11,717 -11,717 25-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -528,159 -528,159 25-Sep-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -1,059 -1,059 25-Sep-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -33,342 -33,342 JHX page 114 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 25-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -24,776 -24,776 25-Sep-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -1,777 -1,777 25-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -779 -779 25-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -9,186 -9,186 26-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,522 -5,522 26-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 28.27 AUD CDI 1:1 1,032 1,032 26-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 28.27 AUD CDI 1:1 54 54 26-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 28.27 AUD CDI 1:1 1,152 1,152 26-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 28.27 AUD CDI 1:1 -6,784 -6,784 26-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 28.27 AUD CDI 1:1 -664 -664 26-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 28.27 AUD CDI 1:1 -664 -664 26-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.27 AUD CDI 1:1 -4,021 -4,021 26-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.27 AUD CDI 1:1 -460 -460 26-Sep-25 BlackRock Fund Advisors on mkt buy 28.27 AUD CDI 1:1 3,869 3,869 26-Sep-25 BlackRock Investment Management, LLC on mkt buy 28.27 AUD CDI 1:1 1,277 1,277 26-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 28.27 AUD CDI 1:1 6,550 6,550 26-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 26-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 26-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 26-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 268 268 26-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 26-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -184,198 -184,198 26-Sep-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 1,307 1,307 26-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 79,787 79,787 26-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -507 -507 26-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -18,319 -18,319 28-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -625,880 -625,880 28-Sep-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -1,307 -1,307 28-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -79,787 -79,787 29-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,618 -2,618 29-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,610 2,610 29-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 28.47 AUD CDI 1:1 1,627 1,627 29-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 28.47 AUD CDI 1:1 1,627 1,627 29-Sep-25 BlackRock Capital Management, Inc. on mkt sell 28.47 AUD CDI 1:1 -1,229 -1,229 29-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 28.47 AUD CDI 1:1 1,856 1,856 29-Sep-25 BlackRock Fund Advisors on mkt buy 28.47 AUD CDI 1:1 504 504 29-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 28.47 AUD CDI 1:1 1,899 1,899 29-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 28.47 AUD CDI 1:1 1,032 1,032 29-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 28.47 AUD CDI 1:1 108 108 29-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 28.47 AUD CDI 1:1 868 868 29-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.47 AUD CDI 1:1 -11,706 -11,706 29-Sep-25 BlackRock Institutional Trust Company, National Association on mkt buy 28.47 AUD CDI 1:1 7,157 7,157 29-Sep-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.47 AUD CDI 1:1 -1,766 -1,766 29-Sep-25 BlackRock Fund Advisors on mkt buy 28.47 AUD CDI 1:1 3,344 3,344 29-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 29-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 1,072 1,072 29-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 158 158 29-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 29-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 872 872 29-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -135 -135 29-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -1,139 -1,139 29-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 496,437 496,437 29-Sep-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 31,296 31,296 29-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 2,674 2,674 29-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -94 -94 JHX page 115 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 29-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -2,771 -2,771 30-Sep-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,672 4,672 30-Sep-25 BlackRock Japan Co., Ltd. on mkt sell 28.15 AUD CDI 1:1 -34,178 -34,178 30-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 28.08 AUD CDI 1:1 126 126 30-Sep-25 BlackRock Fund Advisors on mkt buy 28.08 AUD CDI 1:1 5,407 5,407 30-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 28.08 AUD CDI 1:1 7,513 7,513 30-Sep-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.08 AUD CDI 1:1 -1,167 -1,167 30-Sep-25 BlackRock Advisors (UK) Limited on mkt sell 28.08 AUD CDI 1:1 -9,473 -9,473 30-Sep-25 BlackRock Investment Management (Australia) Limited on mkt buy 28.08 AUD CDI 1:1 2,076 2,076 30-Sep-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.08 AUD CDI 1:1 -1,698 -1,698 30-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 19.21 USD ORD 16 16 30-Sep-25 BlackRock Advisors (UK) Limited on mkt buy 19.21 USD ORD 14 14 30-Sep-25 BlackRock Institutional Trust Company, National Association on mkt sell 19.21 USD ORD -2,116 -2,116 30-Sep-25 BlackRock Institutional Trust Company, National Association on mkt sell 19.21 USD ORD -1,092 -1,092 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 198 198 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -180 -180 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -450 -450 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 56 56 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -360 -360 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -436 -436 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -448 -448 30-Sep-25 BlackRock Fund Advisors in specie n/a USD ORD -76 -76 30-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 28.08 AUD CDI 1:1 -1,498 -1,498 30-Sep-25 BlackRock Investment Management (UK) Limited on mkt sell 28.08 AUD CDI 1:1 -3,924 -3,924 30-Sep-25 BlackRock Advisors, LLC collateral transfer n/a USD ORD 744,505 744,505 30-Sep-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 453,200 453,200 30-Sep-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -439,289 -439,289 30-Sep-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -31,296 -31,296 30-Sep-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -2,671 -2,671 30-Sep-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 1,498 1,498 30-Sep-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 3,924 3,924 30-Sep-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -3,924 -3,924 30-Sep-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -1,498 -1,498 30-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -116 -116 30-Sep-25 APERIO GROUP LLC in specie n/a USD ORD -1,170 -1,170 01-Oct-25 BlackRock Investment Management (UK) Limited on mkt sell 28.81 AUD CDI 1:1 -10,349 -10,349 01-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,344 -9,344 01-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,496 -1,496 01-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 698 698 01-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.13 AUD CDI 1:1 -1,967 -1,967 01-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.13 AUD CDI 1:1 -223 -223 01-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 3,796 3,796 01-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 29.14 AUD CDI 1:1 4,608 4,608 01-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 29.14 AUD CDI 1:1 1,628 1,628 01-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 29.14 AUD CDI 1:1 240 240 01-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 29.14 AUD CDI 1:1 903 903 JHX page 116 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 01-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 29.14 AUD CDI 1:1 -398 -398 01-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 29.14 AUD CDI 1:1 -3,740 -3,740 01-Oct-25 BlackRock Investment Management (UK) Limited on mkt buy 29.14 AUD CDI 1:1 2,668 2,668 01-Oct-25 BlackRock Investment Management, LLC on mkt buy 29.14 AUD CDI 1:1 1,236 1,236 01-Oct-25 BlackRock Institutional Trust Company, National Association on mkt buy 29.14 AUD CDI 1:1 1,709 1,709 01-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 01-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 01-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 01-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 01-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 01-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 504 504 01-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -630 -630 01-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -270 -270 01-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 01-Oct-25 BlackRock Advisors, LLC collateral transfer n/a USD ORD -744,505 -744,505 01-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -267,100 -267,100 01-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 19,190 19,190 01-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 304,471 304,471 01-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 120,344 120,344 01-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 7,354 7,354 01-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 230,299 230,299 01-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -788 -788 01-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -1,542 -1,542 02-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,220 5,220 02-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,740 1,740 02-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -11,680 -11,680 02-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.50 AUD CDI 1:1 -3,456 -3,456 02-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 29.50 AUD CDI 1:1 18 18 02-Oct-25 BlackRock Investment Management (UK) Limited on mkt sell 29.50 AUD CDI 1:1 -5,714 -5,714 02-Oct-25 BlackRock Investment Management, LLC on mkt sell 29.50 AUD CDI 1:1 -4,338 -4,338 02-Oct-25 BlackRock Investment Management (UK) Limited on mkt sell 29.50 AUD CDI 1:1 -13,999 -13,999 02-Oct-25 BlackRock Capital Management, Inc. on mkt buy 29.50 AUD CDI 1:1 2,720 2,720 02-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 29.50 AUD CDI 1:1 1,162 1,162 02-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 29.50 AUD CDI 1:1 3,993 3,993 02-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -9,344 -9,344 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 654 654 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 38 38 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -225 -225 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 270 270 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 38 38 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 270 270 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 336 336 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 495 495 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -335 -335 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 02-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 02-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 419,600 419,600 02-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -19,190 -19,190 02-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 807,737 807,737 JHX page 117 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 02-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -120,344 -120,344 02-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -7,354 -7,354 02-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -230,302 -230,302 02-Oct-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 34,568 34,568 02-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -300 -300 02-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -4,103 -4,103 03-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,212 -4,212 03-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.03 AUD CDI 1:1 1,063 1,063 03-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.03 AUD CDI 1:1 2,846 2,846 03-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 29.96 AUD CDI 1:1 -3,256 -3,256 03-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 29.96 AUD CDI 1:1 -114 -114 03-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 29.96 AUD CDI 1:1 136 136 03-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 29.96 AUD CDI 1:1 903 903 03-Oct-25 BlackRock Investment Management (UK) Limited on mkt buy 29.96 AUD CDI 1:1 987 987 03-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 270 270 03-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -1,005 -1,005 03-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 540 540 03-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 03-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -201 -201 03-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -180 -180 03-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -168 -168 03-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -18 -18 03-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 03-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -514,900 -514,900 03-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 18,442 18,442 03-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -308,175 -308,175 03-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 112,969 112,969 03-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 132,281 132,281 03-Oct-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -34,568 -34,568 05-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -90,800 -90,800 05-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -18,442 -18,442 05-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -861,181 -861,181 05-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -112,969 -112,969 05-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -132,281 -132,281 06-Oct-25 BlackRock Asset Management Canada Limited on mkt buy 30.56 AUD CDI 1:1 290 290 06-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.92 AUD CDI 1:1 154 154 06-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.92 AUD CDI 1:1 2,441 2,441 06-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 30.87 AUD CDI 1:1 160 160 06-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 30.87 AUD CDI 1:1 -421 -421 06-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 30.87 AUD CDI 1:1 1,588 1,588 06-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.87 AUD CDI 1:1 1,997 1,997 06-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -201 -201 06-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 06-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 06-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 225 225 06-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -54 -54 06-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 365,600 365,600 06-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 17,649 17,649 06-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,162,357 1,162,357 06-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 96,287 96,287 06-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 128,553 128,553 06-Oct-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 62 62 06-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -174 -174 06-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 6,292 6,292 JHX page 118 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 07-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,761 -2,761 07-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.24 AUD CDI 1:1 8,064 8,064 07-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.24 AUD CDI 1:1 2,084 2,084 07-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 30.24 AUD CDI 1:1 224 224 07-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 21.72 USD ORD 28 28 07-Oct-25 BlackRock Institutional Trust Company, National Association on mkt buy 21.72 USD ORD 1,617 1,617 07-Oct-25 BlackRock Financial Management, Inc. on mkt buy 21.72 USD ORD 1,352 1,352 07-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 07-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -540 -540 07-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 07-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 07-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 07-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 56 56 07-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 07-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -7,400 -7,400 07-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -17,649 -17,649 07-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 146,967 146,967 07-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -96,287 -96,287 07-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -128,553 -128,553 07-Oct-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -62 -62 07-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -110 -110 07-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 2,377 2,377 08-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,619 2,619 08-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 33.23 AUD CDI 1:1 2,678 2,678 08-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 33.23 AUD CDI 1:1 1,916 1,916 08-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 33.23 AUD CDI 1:1 1,450 1,450 08-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.24 AUD CDI 1:1 504 504 08-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.24 AUD CDI 1:1 756 756 08-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 33.24 AUD CDI 1:1 -392 -392 08-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 33.24 AUD CDI 1:1 -1,680 -1,680 08-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 33.24 AUD CDI 1:1 -1,008 -1,008 08-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.24 AUD CDI 1:1 1,686 1,686 08-Oct-25 BlackRock Financial Management, Inc. on mkt buy 21.87 USD ORD 681 681 08-Oct-25 BlackRock Institutional Trust Company, National Association on mkt buy 21.87 USD ORD 362 362 08-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 08-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 08-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 08-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 08-Oct-25 BlackRock Investment Management (UK) Limited on mkt sell 33.24 AUD CDI 1:1 -2,999 -2,999 08-Oct-25 BlackRock Investment Management (UK) Limited on mkt sell 33.24 AUD CDI 1:1 -7,859 -7,859 08-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -265,100 -265,100 08-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 3 3 08-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -1,148,153 -1,148,153 08-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 7 7 08-Oct-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 2,999 2,999 08-Oct-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 7,859 7,859 08-Oct-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -2,999 -2,999 08-Oct-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -7,859 -7,859 08-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -434 -434 08-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -1,867 -1,867 09-Oct-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 6,353 6,353 09-Oct-25 BlackRock Financial Management, Inc. in specie n/a USD ORD 1,054 1,054 JHX page 119 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 09-Oct-25 BlackRock Investment Management (UK) Limited on mkt sell 33.60 AUD CDI 1:1 -956 -956 09-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -8,424 -8,424 09-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,730 -1,730 09-Oct-25 BlackRock Capital Management, Inc. on mkt buy 32.80 AUD CDI 1:1 3,580 3,580 09-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 32.63 AUD CDI 1:1 10,368 10,368 09-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.63 AUD CDI 1:1 146 146 09-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.63 AUD CDI 1:1 1,195 1,195 09-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.63 AUD CDI 1:1 331 331 09-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.63 AUD CDI 1:1 2,664 2,664 09-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 32.63 AUD CDI 1:1 -2,074 -2,074 09-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 32.63 AUD CDI 1:1 -11,387 -11,387 09-Oct-25 BlackRock Investment Management (UK) Limited on mkt sell 32.63 AUD CDI 1:1 -5,876 -5,876 09-Oct-25 BlackRock Fund Advisors on mkt buy 32.63 AUD CDI 1:1 2,972 2,972 09-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -18,776 -18,776 09-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 21.92 USD ORD 14 14 09-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 09-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 09-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 09-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -270 -270 09-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 09-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 09-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 09-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 09-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -114 -114 09-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -180 -180 09-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 254,900 254,900 09-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -3 -3 09-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 73,268 73,268 09-Oct-25 BlackRock Capital Management, Inc. collateral transfer n/a USD ORD 2,001 2,001 09-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -7 -7 09-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 1,141 1,141 09-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 102,225 102,225 09-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 97 97 09-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 3,254 3,254 10-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 33.19 AUD CDI 1:1 804 804 10-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 33.19 AUD CDI 1:1 1,245 1,245 10-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 33.19 AUD CDI 1:1 602 602 10-Oct-25 BlackRock Institutional Trust Company, National Association on mkt buy 33.20 AUD CDI 1:1 5,663 5,663 10-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.11 AUD CDI 1:1 125 125 10-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.11 AUD CDI 1:1 145 145 10-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.11 AUD CDI 1:1 435 435 10-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 1,395 1,395 10-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 10-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 10-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 56 56 10-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 10-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 504 504 10-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 10-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 10-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -348,000 -348,000 10-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 6,591 6,591 10-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,071,271 1,071,271 10-Oct-25 BlackRock Capital Management, Inc. collateral transfer n/a USD ORD -2,001 -2,001 10-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 619 619 10-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 29,261 29,261 JHX page 120 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 10-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -35,796 -35,796 10-Oct-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 10,519 10,519 10-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -46 -46 10-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 364 364 12-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -6,591 -6,591 12-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -1,305,710 -1,305,710 12-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -619 -619 12-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -30,402 -30,402 12-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -66,429 -66,429 12-Oct-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -10,519 -10,519 13-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,550 -5,550 13-Oct-25 BlackRock Capital Management, Inc. on mkt sell 32.81 AUD CDI 1:1 -4,864 -4,864 13-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.80 AUD CDI 1:1 76 76 13-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 32.80 AUD CDI 1:1 -5,936 -5,936 13-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 32.80 AUD CDI 1:1 -402 -402 13-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 32.80 AUD CDI 1:1 -3,102 -3,102 13-Oct-25 BlackRock Investment Management (UK) Limited on mkt buy 32.80 AUD CDI 1:1 795 795 13-Oct-25 BlackRock Fund Advisors on mkt buy 21.44 USD ORD 772 772 13-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 13-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 13-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 13-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -114 -114 13-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 13-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -36 -36 13-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -56 -56 13-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 9,999 9,999 13-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 6,156 6,156 13-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 456,774 456,774 13-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -107 -107 13-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -106 -106 14-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -5,872 -5,872 14-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.50 AUD CDI 1:1 1,484 1,484 14-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.50 AUD CDI 1:1 1,484 1,484 14-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 32.50 AUD CDI 1:1 -199 -199 14-Oct-25 BlackRock Institutional Trust Company, National Association on mkt sell 32.50 AUD CDI 1:1 -16,455 -16,455 14-Oct-25 BlackRock Japan Co., Ltd. on mkt sell 32.50 AUD CDI 1:1 -3,472 -3,472 14-Oct-25 BlackRock Investment Management (UK) Limited on mkt buy 32.50 AUD CDI 1:1 45,045 45,045 14-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 22.41 USD ORD 24 24 14-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -147 -147 14-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 14-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 14-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 14-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 14-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 14-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 14-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 18 18 14-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 14-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 14-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 14-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 79,900 79,900 14-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,365,923 1,365,923 14-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -6,156 -6,156 14-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -456,774 -456,774 14-Oct-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 72 72 14-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -8 -8 14-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 1,800 1,800 15-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -2,171 -2,171 15-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -102 -102 JHX page 121 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 15-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,324 9,324 15-Oct-25 BlackRock Investment Management (UK) Limited on mkt sell 34.19 AUD CDI 1:1 -695 -695 15-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.27 AUD CDI 1:1 38 38 15-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.27 AUD CDI 1:1 304 304 15-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.27 AUD CDI 1:1 1,484 1,484 15-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.27 AUD CDI 1:1 400 400 15-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 34.27 AUD CDI 1:1 -580 -580 15-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 34.27 AUD CDI 1:1 -404 -404 15-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.27 AUD CDI 1:1 136 136 15-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 34.27 AUD CDI 1:1 -1,680 -1,680 15-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.27 AUD CDI 1:1 5,618 5,618 15-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.27 AUD CDI 1:1 -1,668 -1,668 15-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 34.27 AUD CDI 1:1 -1,009 -1,009 15-Oct-25 BlackRock Institutional Trust Company, National Association on mkt sell 22.56 USD ORD -84 -84 15-Oct-25 BlackRock Institutional Trust Company, National Association on mkt buy 22.56 USD ORD 446 446 15-Oct-25 BlackRock Financial Management, Inc. on mkt buy 22.56 USD ORD 228 228 15-Oct-25 BlackRock Financial Management, Inc. on mkt buy 22.56 USD ORD 277 277 15-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 15-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 15-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 15-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 15-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 15-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 900 900 15-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -79,900 -79,900 15-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -28,576 -28,576 15-Oct-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -72 -72 15-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -480 -480 15-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -14,069 -14,069 15-Oct-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -12,050 -12,050 16-Oct-25 BlackRock Capital Management, Inc. on mkt buy 34.53 AUD CDI 1:1 231 231 16-Oct-25 BlackRock Financial Management, Inc. on mkt buy 34.53 AUD CDI 1:1 1,117 1,117 16-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.66 AUD CDI 1:1 1,627 1,627 16-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 34.66 AUD CDI 1:1 -1,627 -1,627 16-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.66 AUD CDI 1:1 888 888 16-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.66 AUD CDI 1:1 1,776 1,776 16-Oct-25 BlackRock Investment Management (UK) Limited on mkt buy 34.66 AUD CDI 1:1 2,299 2,299 16-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.66 AUD CDI 1:1 -6,595 -6,595 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -147 -147 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -304 -304 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -201 -201 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 158 158 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -402 -402 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -108 -108 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -872 -872 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 18 18 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -36 -36 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -158 -158 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -234 -234 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -224 -224 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -810 -810 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -270 -270 16-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 16-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 699,400 699,400 JHX page 122 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 16-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 17,603 17,603 16-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 170 170 16-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 6,085 6,085 17-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 79 79 17-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 33.42 AUD CDI 1:1 -2,288 -2,288 17-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 33.42 AUD CDI 1:1 1,144 1,144 17-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 33.42 AUD CDI 1:1 5,148 5,148 17-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.42 AUD CDI 1:1 381 381 17-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.42 AUD CDI 1:1 762 762 17-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 33.42 AUD CDI 1:1 -2,072 -2,072 17-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 33.42 AUD CDI 1:1 -1,399 -1,399 17-Oct-25 BlackRock Investment Management, LLC on mkt buy 33.42 AUD CDI 1:1 779 779 17-Oct-25 BlackRock Investment Management, LLC on mkt buy 33.42 AUD CDI 1:1 151 151 17-Oct-25 BlackRock Investment Management (UK) Limited on mkt buy 33.42 AUD CDI 1:1 15,374 15,374 17-Oct-25 BlackRock Investment Management (UK) Limited on mkt buy 33.42 AUD CDI 1:1 2,986 2,986 17-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,064 1,064 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 1,005 1,005 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 1,308 1,308 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 1,090 1,090 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 872 872 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -1,526 -1,526 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 144 144 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 335 335 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -871 -871 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 1,090 1,090 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -135 -135 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 162 162 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 158 158 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 216 216 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 17-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -201 -201 17-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -222,000 -222,000 17-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 140,741 140,741 17-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -804 -804 17-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 8,345 8,345 19-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -477,400 -477,400 19-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -1,505,690 -1,505,690 20-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,527 2,527 20-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 14,082 14,082 20-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 237 237 20-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,901 5,901 20-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 875 875 20-Oct-25 BlackRock Financial Management, Inc. on mkt buy 33.36 AUD CDI 1:1 4,423 4,423 20-Oct-25 BlackRock Institutional Trust Company, National Association on mkt buy 33.38 AUD CDI 1:1 29,068 29,068 20-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.38 AUD CDI 1:1 12,170 12,170 20-Oct-25 BlackRock Asset Management Canada Limited on mkt buy 33.38 AUD CDI 1:1 33,850 33,850 20-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 33.39 AUD CDI 1:1 -57 -57 20-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.39 AUD CDI 1:1 889 889 20-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 33.39 AUD CDI 1:1 -720 -720 20-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 33.39 AUD CDI 1:1 -200 -200 20-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.39 AUD CDI 1:1 797 797 20-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 20-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 335 335 20-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 JHX page 123 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 20-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 20-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -72 -72 20-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 20-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 360 360 20-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 201 201 20-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -654 -654 20-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 20-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 476,600 476,600 20-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,369,131 1,369,131 20-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 268 268 20-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 2,732 2,732 21-Oct-25 BlackRock Investment Management (UK) Limited on mkt buy 33.15 AUD CDI 1:1 985 985 21-Oct-25 BlackRock Investment Management, LLC on mkt buy 33.15 AUD CDI 1:1 1,054 1,054 21-Oct-25 BlackRock Investment Management (UK) Limited on mkt sell 32.88 AUD CDI 1:1 -3,072 -3,072 21-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,590 2,590 21-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 33.30 AUD CDI 1:1 -390 -390 21-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 33.30 AUD CDI 1:1 -2,392 -2,392 21-Oct-25 BlackRock Institutional Trust Company, National Association on mkt sell 33.30 AUD CDI 1:1 -13,849 -13,849 21-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -180 -180 21-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 180 180 21-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 21-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 21-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 21-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -180 -180 21-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 72 72 21-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 21-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 21-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 225,900 225,900 21-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -31,013 -31,013 21-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 52 52 21-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 5,264 5,264 21-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 106 106 21-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 1,441 1,441 22-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 33.42 AUD CDI 1:1 -1,716 -1,716 22-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.42 AUD CDI 1:1 1,650 1,650 22-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 33.42 AUD CDI 1:1 -2,968 -2,968 22-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 33.42 AUD CDI 1:1 -392 -392 22-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.42 AUD CDI 1:1 136 136 22-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 33.42 AUD CDI 1:1 -1,670 -1,670 22-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 33.42 AUD CDI 1:1 -135 -135 22-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 33.42 AUD CDI 1:1 -3,760 -3,760 22-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 33.42 AUD CDI 1:1 -1,677 -1,677 22-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 33.42 AUD CDI 1:1 -1,500 -1,500 22-Oct-25 BlackRock Investment Management (UK) Limited on mkt buy 33.42 AUD CDI 1:1 1,030 1,030 22-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,408 5,408 22-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 21.47 USD ORD 8 8 22-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 22-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 22-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 180 180 22-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 22-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 22-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 22-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 22-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 280 280 22-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -227,800 -227,800 22-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 21,846 21,846 22-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -52 -52 22-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -5,264 -5,264 22-Oct-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 -235,049 -235,049 JHX page 124 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 22-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -307 -307 22-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -1,251 -1,251 23-Oct-25 BlackRock Institutional Trust Company, National Association in specie n/a AUD CDI 1:1 13,778 13,778 23-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,580 1,580 23-Oct-25 BlackRock Capital Management, Inc. on mkt sell 33.37 AUD CDI 1:1 -1,502 -1,502 23-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 33.37 AUD CDI 1:1 -408 -408 23-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 33.37 AUD CDI 1:1 -7,879 -7,879 23-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.41 AUD CDI 1:1 2,968 2,968 23-Oct-25 BlackRock Institutional Trust Company, National Association on mkt sell 33.41 AUD CDI 1:1 -30,356 -30,356 23-Oct-25 BlackRock Japan Co., Ltd. on mkt sell 33.41 AUD CDI 1:1 -6,483 -6,483 23-Oct-25 BlackRock Financial Management, Inc. on mkt sell 33.41 AUD CDI 1:1 -6,844 -6,844 23-Oct-25 BlackRock Financial Management, Inc. on mkt buy 33.41 AUD CDI 1:1 1,194 1,194 23-Oct-25 BlackRock Institutional Trust Company, National Association on mkt buy 33.41 AUD CDI 1:1 6,029 6,029 23-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -436 -436 23-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 23-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -180 -180 23-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 135 135 23-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 23-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 23-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 18 18 23-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -2,616 -2,616 23-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 23-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 23-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -342 -342 23-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 23-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 23-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -474,700 -474,700 23-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -641,916 -641,916 23-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 1,096,753 1,096,753 23-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -110 -110 23-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -3,637 -3,637 24-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,056 1,056 24-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.14 AUD CDI 1:1 -936 -936 24-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.14 AUD CDI 1:1 -199 -199 24-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.13 AUD CDI 1:1 1,144 1,144 24-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.13 AUD CDI 1:1 5,720 5,720 24-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.13 AUD CDI 1:1 1,484 1,484 24-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.13 AUD CDI 1:1 1,008 1,008 24-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.13 AUD CDI 1:1 378 378 24-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 34.13 AUD CDI 1:1 -145 -145 24-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 34.13 AUD CDI 1:1 -1,665 -1,665 24-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 34.13 AUD CDI 1:1 -1,665 -1,665 24-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 34.13 AUD CDI 1:1 -333 -333 24-Oct-25 BlackRock Investment Management (UK) Limited on mkt sell 34.13 AUD CDI 1:1 -1,863 -1,863 24-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.13 AUD CDI 1:1 -11,789 -11,789 24-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 34.13 AUD CDI 1:1 -2,506 -2,506 24-Oct-25 BlackRock Investment Management (UK) Limited on mkt sell 34.13 AUD CDI 1:1 -23,448 -23,448 24-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,534 2,534 24-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 560 560 24-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -114 -114 24-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 24-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 1,323 1,323 24-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 24-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 336 336 24-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 291,000 291,000 24-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 3,535 3,535 JHX page 125 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,240,762 1,240,762 24-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 471 471 24-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 23,114 23,114 24-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -1,089,686 -1,089,686 24-Oct-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 368 368 24-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -804 -804 24-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 502 502 26-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -291,000 -291,000 26-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -3,535 -3,535 26-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -1,958,810 -1,958,810 26-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -471 -471 26-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -23,114 -23,114 26-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -7,067 -7,067 26-Oct-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -368 -368 27-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,745 2,745 27-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 732 732 27-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 34.15 AUD CDI 1:1 -95 -95 27-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.15 AUD CDI 1:1 2,968 2,968 27-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 34.15 AUD CDI 1:1 -5,936 -5,936 27-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.15 AUD CDI 1:1 204 204 27-Oct-25 BlackRock Institutional Trust Company, National Association on mkt sell 34.15 AUD CDI 1:1 -18,769 -18,769 27-Oct-25 BlackRock Financial Management, Inc. on mkt buy 34.15 AUD CDI 1:1 4,317 4,317 27-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 27-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 27-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 27-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 27-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 27-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -38 -38 27-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 27-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 27-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 27-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -495 -495 27-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 540 540 27-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -180 -180 27-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 27-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 258,200 258,200 27-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 3,599 3,599 27-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 666,459 666,459 27-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 533 533 27-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 22,536 22,536 27-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 415,156 415,156 27-Oct-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 372 372 27-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -590 -590 27-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 1,820 1,820 28-Oct-25 BlackRock Investment Management (UK) Limited on mkt sell 34.26 AUD CDI 1:1 -985 -985 28-Oct-25 BlackRock Investment Management, LLC on mkt sell 34.26 AUD CDI 1:1 -1,054 -1,054 28-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 7,602 7,602 28-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,056 1,056 28-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,428 1,428 28-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,506 -1,506 28-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 34.15 AUD CDI 1:1 4,576 4,576 28-Oct-25 BlackRock Investment Management, LLC on mkt buy 34.12 AUD CDI 1:1 842 842 28-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.15 AUD CDI 1:1 1,647 1,647 28-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.15 AUD CDI 1:1 1,484 1,484 28-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 34.15 AUD CDI 1:1 -1,484 -1,484 JHX page 126 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 28-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 34.15 AUD CDI 1:1 237 237 28-Oct-25 BlackRock Japan Co., Ltd. on mkt sell 34.15 AUD CDI 1:1 -9,994 -9,994 28-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 28-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 270 270 28-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 28-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 187,000 187,000 28-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -3,599 -3,599 28-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 825,420 825,420 28-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -533 -533 28-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -22,536 -22,536 28-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -415,156 -415,156 28-Oct-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -372 -372 28-Oct-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 202,251 202,251 28-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 186 186 28-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -1,878 -1,878 29-Oct-25 BlackRock Fund Advisors on mkt buy 34.12 AUD CDI 1:1 6,104 6,104 29-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 5,984 5,984 29-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 33.83 AUD CDI 1:1 -3,200 -3,200 29-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 33.83 AUD CDI 1:1 -970 -970 29-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.87 AUD CDI 1:1 3,294 3,294 29-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.87 AUD CDI 1:1 1,143 1,143 29-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 33.87 AUD CDI 1:1 68 68 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 180 180 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -180 -180 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -436 -436 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 450 450 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 402 402 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 158 158 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 536 536 29-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 29-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 13,800 13,800 29-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -1,277,487 -1,277,487 29-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 1 1 29-Oct-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -167,086 -167,086 29-Oct-25 APERIO GROUP LLC in specie n/a USD ADR 1:1 -383 -383 29-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 110 110 29-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 2,496 2,496 29-Oct-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 469 469 30-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -4,212 -4,212 30-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 32.80 AUD CDI 1:1 -1,280 -1,280 30-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 32.82 AUD CDI 1:1 -24,322 -24,322 30-Oct-25 BlackRock Capital Management, Inc. on mkt sell 32.82 AUD CDI 1:1 -4,531 -4,531 30-Oct-25 BlackRock Financial Management, Inc. on mkt sell 32.82 AUD CDI 1:1 -704 -704 30-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 32.82 AUD CDI 1:1 -2,023 -2,023 30-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.83 AUD CDI 1:1 378 378 30-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.83 AUD CDI 1:1 68 68 30-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.83 AUD CDI 1:1 340 340 30-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.83 AUD CDI 1:1 408 408 30-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 32.83 AUD CDI 1:1 -334 -334 30-Oct-25 BlackRock Japan Co., Ltd. on mkt sell 32.83 AUD CDI 1:1 -4,018 -4,018 30-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.83 AUD CDI 1:1 1,547 1,547 30-Oct-25 BlackRock Fund Advisors on mkt sell 32.83 AUD CDI 1:1 -407 -407 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 30-Oct-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -25,817 -25,817 JHX page 127 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 30-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 21.11 USD ORD 14 14 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 268 268 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -79 -79 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -180 -180 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 30-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 30-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 131,200 131,200 30-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 20,555 20,555 30-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,213,406 1,213,406 30-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 2,406 2,406 30-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 129,947 129,947 30-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 39,341 39,341 30-Oct-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 2,295 2,295 30-Oct-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -35,165 -35,165 30-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 573 573 30-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 4,813 4,813 31-Oct-25 BlackRock Investment Management (Australia) Limited on mkt buy 32.21 AUD CDI 1:1 5,720 5,720 31-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.21 AUD CDI 1:1 1,524 1,524 31-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.21 AUD CDI 1:1 585 585 31-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 32.21 AUD CDI 1:1 -334 -334 31-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 32.21 AUD CDI 1:1 -334 -334 31-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 32.21 AUD CDI 1:1 -12,682 -12,682 31-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 32.21 AUD CDI 1:1 -503 -503 31-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 32.21 AUD CDI 1:1 8,396 8,396 31-Oct-25 BlackRock Institutional Trust Company, National Association on mkt buy 32.21 AUD CDI 1:1 18,655 18,655 31-Oct-25 BlackRock Investment Management (Australia) Limited on mkt sell 32.21 AUD CDI 1:1 -2,185 -2,185 31-Oct-25 BlackRock Advisors (UK) Limited on mkt sell 32.21 AUD CDI 1:1 -8,212 -8,212 31-Oct-25 BlackRock Institutional Trust Company, National Association on mkt buy 32.21 AUD CDI 1:1 1,657 1,657 31-Oct-25 BlackRock Advisors (UK) Limited on mkt buy 20.93 USD ORD 8 8 31-Oct-25 BlackRock Investment Management, LLC on mkt sell 20.93 USD ORD -293 -293 31-Oct-25 BlackRock Financial Management, Inc. on mkt buy 20.93 USD ORD 822 822 31-Oct-25 BlackRock Investment Management, LLC on mkt sell 20.93 USD ORD -2,427 -2,427 31-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 31-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 31-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 201 201 31-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -315 -315 31-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 31-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 31-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 31-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -112 -112 31-Oct-25 BlackRock Fund Advisors in specie n/a USD ORD -135 -135 31-Oct-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -590,200 -590,200 31-Oct-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 11,976 11,976 31-Oct-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -364,953 -364,953 31-Oct-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 1,108 1,108 31-Oct-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 67,607 67,607 31-Oct-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 14,608 14,608 JHX page 128 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 31-Oct-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 1,138 1,138 31-Oct-25 APERIO GROUP LLC in specie n/a USD ORD -1,652 -1,652 31-Oct-25 APERIO GROUP LLC in specie n/a USD ORD 5,314 5,314 02-Nov-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -32,531 -32,531 02-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -1,062,845 -1,062,845 02-Nov-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -3,514 -3,514 02-Nov-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -197,555 -197,555 02-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -53,950 -53,950 02-Nov-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -3,433 -3,433 03-Nov-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,434 1,434 03-Nov-25 BlackRock Capital Management, Inc. on mkt sell 31.70 AUD CDI 1:1 -2,599 -2,599 03-Nov-25 BlackRock Financial Management, Inc. on mkt sell 31.70 AUD CDI 1:1 -2,107 -2,107 03-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 31.68 AUD CDI 1:1 2,062 2,062 03-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 31.68 AUD CDI 1:1 1,144 1,144 03-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 31.68 AUD CDI 1:1 520 520 03-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 31.68 AUD CDI 1:1 2,210 2,210 03-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 31.68 AUD CDI 1:1 388 388 03-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 31.77 AUD CDI 1:1 -27,219 -27,219 03-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 31.68 AUD CDI 1:1 -2,465 -2,465 03-Nov-25 BlackRock Capital Management, Inc. on mkt sell 31.68 AUD CDI 1:1 -421 -421 03-Nov-25 BlackRock Financial Management, Inc. on mkt sell 31.68 AUD CDI 1:1 -340 -340 03-Nov-25 BlackRock Fund Advisors on mkt buy 31.68 AUD CDI 1:1 646 646 03-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 31.68 AUD CDI 1:1 713 713 03-Nov-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,100 8,100 03-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 20.45 USD ORD 14 14 03-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -1,090 -1,090 03-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -654 -654 03-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -168 -168 03-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -436 -436 03-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 268 268 03-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 03-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 03-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 03-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -180 -180 03-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -190 -190 03-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 03-Nov-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 32,359 32,359 03-Nov-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 3,348 3,348 03-Nov-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 196,993 196,993 03-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 57,306 57,306 03-Nov-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 3,426 3,426 03-Nov-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 28 28 03-Nov-25 APERIO GROUP LLC in specie n/a USD ORD 34 34 03-Nov-25 APERIO GROUP LLC in specie n/a USD ORD 253 253 04-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.47 AUD CDI 1:1 1,716 1,716 04-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 30.47 AUD CDI 1:1 1,031 1,031 04-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 30.47 AUD CDI 1:1 -3,302 -3,302 04-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 30.47 AUD CDI 1:1 156 156 04-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 30.47 AUD CDI 1:1 516 516 04-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 30.47 AUD CDI 1:1 1,161 1,161 04-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 30.47 AUD CDI 1:1 645 645 04-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 30.47 AUD CDI 1:1 1,548 1,548 04-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 30.47 AUD CDI 1:1 270 270 04-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 30.47 AUD CDI 1:1 -1,197 -1,197 JHX page 129 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 04-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 30.47 AUD CDI 1:1 -1,645 -1,645 04-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 30.47 AUD CDI 1:1 -479 -479 04-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 20.03 USD ORD 14 14 04-Nov-25 BlackRock Financial Management, Inc. on mkt buy 20.03 USD ORD 1,713 1,713 04-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 20.03 USD ORD 3,129 3,129 04-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 04-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 04-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 04-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 04-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 486 486 04-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 04-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 04-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 522 522 04-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 432,800 432,800 04-Nov-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 4,954 4,954 04-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 203,178 203,178 04-Nov-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 934 934 04-Nov-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 50,800 50,800 04-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 755,651 755,651 04-Nov-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 659 659 04-Nov-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -28 -28 04-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -68 -68 04-Nov-25 APERIO GROUP LLC in specie n/a USD ORD 4,325 4,325 05-Nov-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 1,029 1,029 05-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.22 AUD CDI 1:1 -1,011 -1,011 05-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 29.48 AUD CDI 1:1 133 133 05-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 29.48 AUD CDI 1:1 -2,972 -2,972 05-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 29.48 AUD CDI 1:1 640 640 05-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 29.48 AUD CDI 1:1 211 211 05-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 29.48 AUD CDI 1:1 -422 -422 05-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 29.48 AUD CDI 1:1 797 797 05-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 29.48 AUD CDI 1:1 1,002 1,002 05-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 29.48 AUD CDI 1:1 -9 -9 05-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 29.48 AUD CDI 1:1 656 656 05-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 29.48 AUD CDI 1:1 -271 -271 05-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 29.48 AUD CDI 1:1 -27,666 -27,666 05-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 18.50 USD ORD -14 -14 05-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 18.50 USD ORD 8 8 05-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 05-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 05-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 402 402 05-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -56 -56 05-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 05-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 05-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 05-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 237 237 05-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 56 56 05-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 504 504 05-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -135 -135 05-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 05-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -336 -336 05-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -3,400 -3,400 05-Nov-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 70,414 70,414 05-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -58,375 -58,375 05-Nov-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 9,844 9,844 05-Nov-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 209,373 209,373 JHX page 130 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 05-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -56,454 -56,454 05-Nov-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD 141,451 141,451 05-Nov-25 APERIO GROUP LLC in specie n/a USD ORD 421 421 05-Nov-25 APERIO GROUP LLC in specie n/a USD ORD 4,056 4,056 06-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 25.75 AUD CDI 1:1 78 78 06-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 25.75 AUD CDI 1:1 1,320 1,320 06-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 25.75 AUD CDI 1:1 -668 -668 06-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 25.75 AUD CDI 1:1 -1,164 -1,164 06-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 25.75 AUD CDI 1:1 -2,813 -2,813 06-Nov-25 BlackRock Financial Management, Inc. on mkt buy 25.75 AUD CDI 1:1 733 733 06-Nov-25 BlackRock Financial Management, Inc. on mkt buy 25.75 AUD CDI 1:1 447 447 06-Nov-25 BlackRock Investment Management (UK) Limited on mkt buy 25.75 AUD CDI 1:1 738 738 06-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.75 AUD CDI 1:1 1,406 1,406 06-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.75 AUD CDI 1:1 3,733 3,733 06-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.75 AUD CDI 1:1 6,132 6,132 06-Nov-25 BlackRock Advisors, LLC on mkt sell 17.34 USD ORD -10 -10 06-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.34 USD ORD 1,653 1,653 06-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.34 USD ORD 969 969 06-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.34 USD ORD 921 921 06-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 06-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 06-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 06-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 06-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 06-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 06-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -76 -76 06-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 06-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -429,400 -429,400 06-Nov-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -107,727 -107,727 06-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,160,015 1,160,015 06-Nov-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -14,126 -14,126 06-Nov-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -457,167 -457,167 06-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -721,345 -721,345 06-Nov-25 BlackRock Asset Management North Asia Limited collateral transfer n/a USD ORD -145,536 -145,536 06-Nov-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 70,767 70,767 06-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -106 -106 06-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -1,565 -1,565 07-Nov-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 8,100 8,100 07-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 26.11 AUD CDI 1:1 10,321 10,321 07-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 26.11 AUD CDI 1:1 6,345 6,345 07-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 26.11 AUD CDI 1:1 1,805 1,805 07-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 26.12 AUD CDI 1:1 2,984 2,984 07-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 26.12 AUD CDI 1:1 1,566 1,566 07-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 26.12 AUD CDI 1:1 910 910 07-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.12 AUD CDI 1:1 -639 -639 07-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.12 AUD CDI 1:1 -1,675 -1,675 07-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.12 AUD CDI 1:1 -1,005 -1,005 07-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.12 AUD CDI 1:1 -327 -327 07-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 26.12 AUD CDI 1:1 814 814 07-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 26.12 AUD CDI 1:1 499 499 07-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 26.12 AUD CDI 1:1 142 142 JHX page 131 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 07-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.39 USD ORD 1,307 1,307 07-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.39 USD ORD 1,570 1,570 07-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.39 USD ORD 824 824 07-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.39 USD ORD 990 990 07-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.39 USD ORD 820 820 07-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.39 USD ORD 986 986 07-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.39 USD ORD 556 556 07-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.39 USD ORD 669 669 07-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 07-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 728 728 07-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 38 38 07-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -134 -134 07-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 07-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 135 135 07-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 225 225 07-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 07-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 07-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -45 -45 07-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 07-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -169,279 -169,279 07-Nov-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 3 3 07-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -22,705 -22,705 07-Nov-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 113,547 113,547 07-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -131 -131 07-Nov-25 APERIO GROUP LLC in specie n/a USD ORD 5,372 5,372 07-Nov-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -2,929 -2,929 09-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -1,135,539 -1,135,539 09-Nov-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -3 -3 09-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -12,454 -12,454 09-Nov-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -184,314 -184,314 10-Nov-25 BlackRock Investment Management (UK) Limited on mkt buy 26.85 AUD CDI 1:1 1,256 1,256 10-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 26.41 AUD CDI 1:1 23,832 23,832 10-Nov-25 BlackRock Capital Management, Inc. on mkt buy 26.41 AUD CDI 1:1 3,882 3,882 10-Nov-25 BlackRock Financial Management, Inc. on mkt buy 26.41 AUD CDI 1:1 795 795 10-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 26.41 AUD CDI 1:1 2,132 2,132 10-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 26.47 AUD CDI 1:1 57 57 10-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 26.47 AUD CDI 1:1 520 520 10-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.47 AUD CDI 1:1 -138 -138 10-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.47 AUD CDI 1:1 -1,344 -1,344 10-Nov-25 BlackRock Investment Management, LLC on mkt sell 26.47 AUD CDI 1:1 -6,296 -6,296 10-Nov-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 9,450 9,450 10-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 336 336 10-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 10-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -56 -56 10-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 135 135 10-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 141,100 141,100 10-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 874,675 874,675 10-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 15,501 15,501 10-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -523 -523 10-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -4,283 -4,283 11-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.15 AUD CDI 1:1 -5,179 -5,179 JHX page 132 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 11-Nov-25 BlackRock Investment Management (UK) Limited on mkt buy 26.11 AUD CDI 1:1 484 484 11-Nov-25 BlackRock Investment Management, LLC on mkt buy 26.11 AUD CDI 1:1 518 518 11-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 25.97 AUD CDI 1:1 -60,854 -60,854 11-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 25.94 AUD CDI 1:1 -7,178 -7,178 11-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 26.20 AUD CDI 1:1 1,031 1,031 11-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.20 AUD CDI 1:1 -1,650 -1,650 11-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.20 AUD CDI 1:1 -1,498 -1,498 11-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.20 AUD CDI 1:1 -4,494 -4,494 11-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 26.20 AUD CDI 1:1 309 309 11-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.20 AUD CDI 1:1 -276 -276 11-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 26.20 AUD CDI 1:1 1,205 1,205 11-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.20 AUD CDI 1:1 -136 -136 11-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.20 AUD CDI 1:1 -136 -136 11-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 26.20 AUD CDI 1:1 -1,225 -1,225 11-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.06 USD ORD 455 455 11-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.06 USD ORD 1,586 1,586 11-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.06 USD ORD 249 249 11-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.06 USD ORD 870 870 11-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.06 USD ORD 292 292 11-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.06 USD ORD 83 83 11-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 135 135 11-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 158 158 11-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 18 18 11-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 11-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 158 158 11-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 990 990 11-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 72 72 11-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 11-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 76 76 11-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 168 168 11-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -141,100 -141,100 11-Nov-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD 635 635 11-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -853,444 -853,444 11-Nov-25 BlackRock Capital Management, Inc. collateral transfer n/a USD ORD 96 96 11-Nov-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD 66 66 11-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -15,127 -15,127 11-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -311 -311 11-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -7,600 -7,600 12-Nov-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 4,620 4,620 12-Nov-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 2,940 2,940 12-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.82 AUD CDI 1:1 6,357 6,357 12-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.82 AUD CDI 1:1 2,470 2,470 12-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.82 AUD CDI 1:1 1,684 1,684 12-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 25.81 AUD CDI 1:1 -6 -6 12-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 25.81 AUD CDI 1:1 -1,833 -1,833 12-Nov-25 BlackRock Investment Management, LLC on mkt buy 16.96 USD ORD 934 934 12-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 12-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 76 76 12-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 12-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 162 162 12-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -201 -201 12-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 12-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -450 -450 12-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 433,274 433,274 JHX page 133 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 12-Nov-25 BlackRock (Singapore) Limited collateral transfer n/a USD ORD -635 -635 12-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,516,185 1,516,185 12-Nov-25 BlackRock Capital Management, Inc. collateral transfer n/a USD ORD -96 -96 12-Nov-25 BlackRock Investment Management, LLC collateral transfer n/a USD ORD -66 -66 12-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 9,246 9,246 12-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -56 -56 12-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -1,726 -1,726 12-Nov-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -3,555 -3,555 13-Nov-25 BlackRock Capital Management, Inc. on mkt buy 25.75 AUD CDI 1:1 1,617 1,617 13-Nov-25 BlackRock Financial Management, Inc. on mkt buy 25.75 AUD CDI 1:1 4,920 4,920 13-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.75 AUD CDI 1:1 579 579 13-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.75 AUD CDI 1:1 8,750 8,750 13-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.85 AUD CDI 1:1 1,716 1,716 13-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 25.85 AUD CDI 1:1 32 32 13-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 25.85 AUD CDI 1:1 -1,097 -1,097 13-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 25.85 AUD CDI 1:1 -12 -12 13-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 25.85 AUD CDI 1:1 -8,196 -8,196 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -654 -654 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 180 180 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 158 158 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -218 -218 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 56 56 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -315 -315 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 72 72 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 13-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 13-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 14,926 14,926 13-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -1,442,515 -1,442,515 13-Nov-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD 13,560 13,560 13-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -8,618 -8,618 13-Nov-25 APERIO GROUP LLC in specie n/a USD ORD 71 71 13-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -3,209 -3,209 13-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -11,572 -11,572 14-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.79 AUD CDI 1:1 2,062 2,062 14-Nov-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,066 -1,066 14-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.64 AUD CDI 1:1 2,089 2,089 14-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.64 AUD CDI 1:1 507 507 14-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.79 AUD CDI 1:1 1,716 1,716 14-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 25.79 AUD CDI 1:1 7,005 7,005 14-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 25.79 AUD CDI 1:1 32 32 14-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 14-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 14-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 14-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 18 18 14-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 14-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 315 315 14-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -1,029 -1,029 14-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 180 180 14-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -112 -112 14-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 1,710 1,710 14-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -321,900 -321,900 14-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 309,931 309,931 JHX page 134 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 14-Nov-25 BlackRock Financial Management, Inc. collateral transfer n/a USD ORD -13,560 -13,560 14-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 14,481 14,481 14-Nov-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD 82,433 82,433 14-Nov-25 APERIO GROUP LLC in specie n/a USD ORD 11 11 14-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -7,836 -7,836 14-Nov-25 APERIO GROUP LLC in specie n/a AUD CDI 1:1 -50,115 -50,115 16-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -126,300 -126,300 16-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -404,832 -404,832 16-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -15,483 -15,483 16-Nov-25 BlackRock Institutional Trust Company, National Association collateral transfer n/a USD ORD -82,433 -82,433 17-Nov-25 BlackRock Investment Management (UK) Limited in specie n/a AUD CDI 1:1 1,134,744 1,134,744 17-Nov-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -279 -279 17-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.40 AUD CDI 1:1 2,315 2,315 17-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 25.43 AUD CDI 1:1 -4,576 -4,576 17-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 25.43 AUD CDI 1:1 -2,288 -2,288 17-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 25.43 AUD CDI 1:1 -2,288 -2,288 17-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.43 AUD CDI 1:1 2,062 2,062 17-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 25.43 AUD CDI 1:1 -2,860 -2,860 17-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 25.43 AUD CDI 1:1 -32 -32 17-Nov-25 BlackRock Capital Management, Inc. on mkt buy 25.43 AUD CDI 1:1 1,172 1,172 17-Nov-25 BlackRock Financial Management, Inc. on mkt buy 25.43 AUD CDI 1:1 5,492 5,492 17-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 25.43 AUD CDI 1:1 5,054 5,054 17-Nov-25 BlackRock Investment Management (UK) Limited on mkt buy 25.43 AUD CDI 1:1 1,901 1,901 17-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 25.43 AUD CDI 1:1 -1,120 -1,120 17-Nov-25 BlackRock Financial Management, Inc. on mkt sell 16.69 USD ORD -262 -262 17-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -1,005 -1,005 17-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 17-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 17-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -54 -54 17-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -147 -147 17-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 17-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -7,194 -7,194 17-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -36 -36 17-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -201 -201 17-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 17-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -450 -450 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 17.83 USD ORD -6,006 -6,006 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 17.83 USD ORD -5,757 -5,757 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.83 USD ORD 6,006 6,006 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.83 USD ORD 5,757 5,757 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 17.83 USD ORD -6,006 -6,006 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 17.83 USD ORD -5,757 -5,757 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.83 USD ORD 6,006 6,006 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.83 USD ORD 5,757 5,757 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 17.83 USD ORD -6,006 -6,006 JHX page 135 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 17.83 USD ORD -5,757 -5,757 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.83 USD ORD 6,006 6,006 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.83 USD ORD 5,757 5,757 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 17.83 USD ORD -6,006 -6,006 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 17.83 USD ORD -5,757 -5,757 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.83 USD ORD 6,006 6,006 17-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 17.83 USD ORD 5,757 5,757 17-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 87,100 87,100 17-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 424,771 424,771 17-Nov-25 APERIO GROUP LLC in specie n/a USD ORD 1,428 1,428 18-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.94 AUD CDI 1:1 4,576 4,576 18-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 27.94 AUD CDI 1:1 -3 -3 18-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 27.94 AUD CDI 1:1 -6 -6 18-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 27.94 AUD CDI 1:1 -6 -6 18-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 27.94 AUD CDI 1:1 -24,362 -24,362 18-Nov-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -1,832 -1,832 18-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 17.83 USD ORD 32 32 18-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 17.83 USD ORD -732 -732 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -654 -654 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 158 158 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 158 158 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 280 280 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 201 201 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 225 225 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 234 234 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -144 -144 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 112 112 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 336 336 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -469 -469 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 654 654 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 72 72 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 18-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 114 114 18-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -63,700 -63,700 18-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -163,952 -163,952 18-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 15,521 15,521 18-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -322 -322 18-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -2,939 -2,939 19-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.06 AUD CDI 1:1 7,436 7,436 19-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.06 AUD CDI 1:1 3,459 3,459 19-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.06 AUD CDI 1:1 2,100 2,100 19-Nov-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -200 -200 19-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 26.91 AUD CDI 1:1 1,716 1,716 19-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 26.91 AUD CDI 1:1 2,852 2,852 19-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 26.91 AUD CDI 1:1 -9,982 -9,982 19-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 17.91 USD ORD 8 8 19-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 436 436 19-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 654 654 19-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 225 225 19-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 19-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 218 218 19-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 19-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 19-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 19-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 JHX page 136 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 19-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 19-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 72 72 19-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -22,077 -22,077 19-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -223,406 -223,406 19-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 14 14 19-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -15,521 -15,521 19-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -398 -398 19-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -5,967 -5,967 20-Nov-25 BlackRock Fund Advisors in specie n/a AUD CDI 1:1 -80 -80 20-Nov-25 BlackRock Capital Management, Inc. on mkt buy 27.77 AUD CDI 1:1 3,314 3,314 20-Nov-25 BlackRock Financial Management, Inc. on mkt buy 27.77 AUD CDI 1:1 7,051 7,051 20-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.77 AUD CDI 1:1 2,817 2,817 20-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.77 AUD CDI 1:1 11,206 11,206 20-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.74 AUD CDI 1:1 1,716 1,716 20-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 27.74 AUD CDI 1:1 -88 -88 20-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 27.74 AUD CDI 1:1 -2,763 -2,763 20-Nov-25 BlackRock Capital Management, Inc. on mkt buy 27.74 AUD CDI 1:1 2,439 2,439 20-Nov-25 BlackRock Financial Management, Inc. on mkt buy 27.74 AUD CDI 1:1 5,188 5,188 20-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.74 AUD CDI 1:1 2,073 2,073 20-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.74 AUD CDI 1:1 8,249 8,249 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -266 -266 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 224 224 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 336 336 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 108 108 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -234 -234 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 79 79 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -402 -402 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 135 135 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 20-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -114 -114 20-Nov-25 BlackRock Financial Management, Inc. on mkt sell 17.89 USD ORD -822 -822 20-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.89 USD ORD 1,806 1,806 20-Nov-25 BlackRock Financial Management, Inc. on mkt sell 17.89 USD ORD -1,806 -1,806 20-Nov-25 BlackRock Financial Management, Inc. on mkt sell 17.89 USD ORD -2,317 -2,317 20-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.89 USD ORD 822 822 20-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.89 USD ORD 2,317 2,317 20-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.89 USD ORD 1,352 1,352 20-Nov-25 BlackRock Financial Management, Inc. on mkt sell 17.89 USD ORD -2,783 -2,783 20-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.89 USD ORD 1,713 1,713 20-Nov-25 BlackRock Financial Management, Inc. on mkt sell 17.89 USD ORD -1,352 -1,352 20-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.89 USD ORD 228 228 20-Nov-25 BlackRock Financial Management, Inc. on mkt sell 17.89 USD ORD -1,713 -1,713 20-Nov-25 BlackRock Financial Management, Inc. on mkt buy 17.89 USD ORD 2,783 2,783 JHX page 137 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 20-Nov-25 BlackRock Financial Management, Inc. on mkt sell 17.89 USD ORD -228 -228 20-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -1,323 -1,323 20-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 358,795 358,795 20-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a AUD CDI 1:1 -14 -14 20-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 264,603 264,603 20-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -12 -12 20-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -168 -168 21-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 27.63 AUD CDI 1:1 19,225 19,225 21-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 27.63 AUD CDI 1:1 2,852 2,852 21-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 27.63 AUD CDI 1:1 2,836 2,836 21-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.63 AUD CDI 1:1 17,890 17,890 21-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 27.63 AUD CDI 1:1 4,759 4,759 21-Nov-25 BlackRock Advisors (UK) Limited on mkt buy 18.68 USD ORD 14 14 21-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 158 158 21-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 201 201 21-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 36 36 21-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 45 45 21-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 654 654 21-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 162 162 21-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 90 90 21-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 180 180 21-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 654 654 21-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -67 -67 21-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 21-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 18.68 USD ORD -5,757 -5,757 21-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 18.68 USD ORD -6,006 -6,006 21-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 18.68 USD ORD 6,006 6,006 21-Nov-25 BlackRock Institutional Trust Company, National Association on mkt buy 18.68 USD ORD 5,757 5,757 21-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 37,800 37,800 21-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -17,344 -17,344 21-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -126,048 -126,048 21-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -469 -469 21-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -10,590 -10,590 23-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD -37,800 -37,800 23-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD -378,864 -378,864 23-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD -138,555 -138,555 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.34 AUD CDI 1:1 -4,809 -4,809 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.34 AUD CDI 1:1 -77,585 -77,585 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.34 AUD CDI 1:1 -3,326 -3,326 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.34 AUD CDI 1:1 -14,487 -14,487 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.34 AUD CDI 1:1 -2,179 -2,179 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.34 AUD CDI 1:1 -1,742 -1,742 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.34 AUD CDI 1:1 -63,405 -63,405 24-Nov-25 BlackRock (Singapore) Limited on mkt sell 28.34 AUD CDI 1:1 -25,415 -25,415 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.50 AUD CDI 1:1 -19,572 -19,572 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -16,017 -16,017 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -43,367 -43,367 24-Nov-25 BlackRock Asset Management North Asia Limited on mkt sell 28.50 AUD CDI 1:1 -7,656 -7,656 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.50 AUD CDI 1:1 -64,349 -64,349 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -421,695 -421,695 JHX page 138 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -37,701 -37,701 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -7,831 -7,831 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -20,484 -20,484 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -149,007 -149,007 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -11,504 -11,504 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -8,426 -8,426 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -58,834 -58,834 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -27,849 -27,849 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.50 AUD CDI 1:1 -238,761 -238,761 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.50 AUD CDI 1:1 -29,911 -29,911 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.50 AUD CDI 1:1 -37,395 -37,395 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -24,890 -24,890 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -306,151 -306,151 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -9,395 -9,395 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -12,555 -12,555 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -187,321 -187,321 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -164,160 -164,160 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -20,090 -20,090 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -34,004 -34,004 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -13,105 -13,105 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -31,849 -31,849 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -9,476 -9,476 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -7,964 -7,964 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.50 AUD CDI 1:1 -197,799 -197,799 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.50 AUD CDI 1:1 -32,255 -32,255 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -19,705 -19,705 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -35,021 -35,021 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -46,586 -46,586 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -65,117 -65,117 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.50 AUD CDI 1:1 -44,988 -44,988 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.50 AUD CDI 1:1 -63,919 -63,919 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -1,040,137 -1,040,137 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -1,667,218 -1,667,218 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -15,290 -15,290 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -8,345 -8,345 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -329,614 -329,614 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -437,801 -437,801 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -109,472 -109,472 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -134,102 -134,102 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -17,731 -17,731 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -14,728 -14,728 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -20,059 -20,059 JHX page 139 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -15,612 -15,612 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -11,611 -11,611 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -9,929 -9,929 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -13,498 -13,498 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -10,085 -10,085 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -20,785 -20,785 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -44,376 -44,376 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -22,329 -22,329 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -22,416 -22,416 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -143,264 -143,264 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -122,890 -122,890 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -742,474 -742,474 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -1,185,760 -1,185,760 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -393,041 -393,041 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -154,735 -154,735 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -1,814,540 -1,814,540 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -2,062,963 -2,062,963 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -108,578 -108,578 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -23,942 -23,942 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -756,208 -756,208 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -50,797 -50,797 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -420,284 -420,284 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -45,984 -45,984 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -59,724 -59,724 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -868,704 -868,704 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.50 AUD CDI 1:1 -212,904 -212,904 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -15,730 -15,730 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -9,209 -9,209 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.50 AUD CDI 1:1 -7,812 -7,812 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.50 AUD CDI 1:1 -230,315 -230,315 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.50 AUD CDI 1:1 -49,495 -49,495 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -164,016 -164,016 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -12,399 -12,399 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -57,036 -57,036 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -154,133 -154,133 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -20,750 -20,750 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -906,782 -906,782 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -11,556 -11,556 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -39,742 -39,742 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -49,803 -49,803 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -14,512 -14,512 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -24,594 -24,594 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -30,848 -30,848 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -287,684 -287,684 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -13,958 -13,958 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -65,301 -65,301 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -23,577 -23,577 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -19,063 -19,063 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -308,384 -308,384 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -50,341 -50,341 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -225,217 -225,217 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -284,122 -284,122 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -469,246 -469,246 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -9,998 -9,998 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -90,868 -90,868 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -28,595 -28,595 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -11,524 -11,524 JHX page 140 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -8,789 -8,789 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -8,801 -8,801 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -40,569 -40,569 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -26,303 -26,303 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -37,009 -37,009 24-Nov-25 BlackRock Advisors, LLC on mkt sell 28.50 AUD CDI 1:1 -211,685 -211,685 24-Nov-25 BlackRock Advisors, LLC on mkt sell 28.50 AUD CDI 1:1 -152,830 -152,830 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.50 AUD CDI 1:1 -9,848 -9,848 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -985,133 -985,133 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -71,547 -71,547 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -18,617 -18,617 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -255,126 -255,126 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -70,743 -70,743 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -51,774 -51,774 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -135,876 -135,876 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -10,706 -10,706 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -75,801 -75,801 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -13,354 -13,354 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -7,730 -7,730 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -17,853 -17,853 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -27,707 -27,707 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -10,112 -10,112 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -12,201 -12,201 24-Nov-25 BlackRock (Netherlands) B.V. on mkt sell 28.50 AUD CDI 1:1 -39,840 -39,840 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -57,258 -57,258 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -108,589 -108,589 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -70,378 -70,378 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -8,894 -8,894 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -16,795 -16,795 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -16,851 -16,851 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -12,565 -12,565 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -11,715 -11,715 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -18,132 -18,132 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -38,240 -38,240 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -1,506,776 -1,506,776 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -557,587 -557,587 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -41,076 -41,076 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.50 AUD CDI 1:1 -43,144 -43,144 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -1,201 -1,201 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -2,684 -2,684 JHX page 141 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -7,547 -7,547 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.50 AUD CDI 1:1 -4,879 -4,879 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -4,883 -4,883 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -1,404 -1,404 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -6,545 -6,545 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.50 AUD CDI 1:1 -369 -369 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.50 AUD CDI 1:1 -1,021 -1,021 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.50 AUD CDI 1:1 -2,478 -2,478 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.50 AUD CDI 1:1 -415 -415 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -1,363 -1,363 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -7,453 -7,453 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -3,426 -3,426 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.50 AUD CDI 1:1 -3,106 -3,106 24-Nov-25 BlackRock Advisors, LLC on mkt sell 28.50 AUD CDI 1:1 -3,130 -3,130 24-Nov-25 BlackRock Advisors, LLC on mkt sell 28.50 AUD CDI 1:1 -4,544 -4,544 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -6,233 -6,233 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -3,632 -3,632 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -4,043 -4,043 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -3,532 -3,532 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -6,470 -6,470 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -2,161 -2,161 24-Nov-25 BlackRock (Singapore) Limited on mkt sell 28.50 AUD CDI 1:1 -1,112 -1,112 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -2,561 -2,561 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -880 -880 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -4,295 -4,295 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -7,595 -7,595 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -6,603 -6,603 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -6,218 -6,218 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -1,499 -1,499 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -1,656 -1,656 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -2,688 -2,688 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.50 AUD CDI 1:1 -4,390 -4,390 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.50 AUD CDI 1:1 -4,414 -4,414 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.50 AUD CDI 1:1 -3,381 -3,381 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -3,794 -3,794 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -6,807 -6,807 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -77 -77 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -2,409 -2,409 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -1,404 -1,404 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -4,496 -4,496 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -1,202 -1,202 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -3,297 -3,297 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -2,561 -2,561 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -3,194 -3,194 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -2,363 -2,363 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -85 -85 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -4,250 -4,250 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.50 AUD CDI 1:1 -7,358 -7,358 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -1,423 -1,423 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -7,232 -7,232 JHX page 142 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -1,994 -1,994 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -2,413 -2,413 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.50 AUD CDI 1:1 -1,066 -1,066 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -3,580 -3,580 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -3,670 -3,670 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -3,326 -3,326 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -2,561 -2,561 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -722 -722 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -5,655 -5,655 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.50 AUD CDI 1:1 -944 -944 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.50 AUD CDI 1:1 -2,083 -2,083 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.50 AUD CDI 1:1 -2,254 -2,254 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.50 AUD CDI 1:1 -5,629 -5,629 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -941 -941 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -5,054 -5,054 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -4,438 -4,438 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.50 AUD CDI 1:1 -1,313 -1,313 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.50 AUD CDI 1:1 -57 -57 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt buy 28.56 AUD CDI 1:1 2,288 2,288 24-Nov-25 BlackRock Capital Management, Inc. on mkt buy 28.56 AUD CDI 1:1 4,906 4,906 24-Nov-25 BlackRock Financial Management, Inc. on mkt buy 28.56 AUD CDI 1:1 8,915 8,915 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -23 -23 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.56 AUD CDI 1:1 -380 -380 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -311 -311 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -844 -844 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -52 -52 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -146 -146 24-Nov-25 BlackRock Asset Management North Asia Limited on mkt sell 28.56 AUD CDI 1:1 -149 -149 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.56 AUD CDI 1:1 -94 -94 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.56 AUD CDI 1:1 -1,253 -1,253 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -8,222 -8,222 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -734 -734 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -152 -152 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -94 -94 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -2,905 -2,905 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -398 -398 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -26 -26 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -223 -223 JHX page 143 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -164 -164 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -127 -127 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -1,146 -1,146 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -541 -541 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.56 AUD CDI 1:1 -6 -6 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.56 AUD CDI 1:1 -19 -19 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.56 AUD CDI 1:1 -4,656 -4,656 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.56 AUD CDI 1:1 -582 -582 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.56 AUD CDI 1:1 -728 -728 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.56 AUD CDI 1:1 -47 -47 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.56 AUD CDI 1:1 -7 -7 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -484 -484 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -5,969 -5,969 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -182 -182 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -26 -26 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -243 -243 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -145 -145 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -65 -65 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.56 AUD CDI 1:1 -60 -60 24-Nov-25 BlackRock Advisors, LLC on mkt sell 28.56 AUD CDI 1:1 -60 -60 24-Nov-25 BlackRock Advisors, LLC on mkt sell 28.56 AUD CDI 1:1 -87 -87 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -3,651 -3,651 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -3,200 -3,200 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -391 -391 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -662 -662 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -120 -120 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -70 -70 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -78 -78 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -68 -68 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -125 -125 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -254 -254 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -619 -619 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -184 -184 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -154 -154 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.56 AUD CDI 1:1 -3,855 -3,855 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.56 AUD CDI 1:1 -628 -628 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -41 -41 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -383 -383 24-Nov-25 BlackRock (Singapore) Limited on mkt sell 28.56 AUD CDI 1:1 -20 -20 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -681 -681 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -49 -49 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -907 -907 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -1,268 -1,268 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.56 AUD CDI 1:1 -875 -875 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.56 AUD CDI 1:1 -1,245 -1,245 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -32,508 -32,508 JHX page 144 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -20,281 -20,281 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -161 -161 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -297 -297 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -6,426 -6,426 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -8,537 -8,537 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -2,612 -2,612 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -2,132 -2,132 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -16 -16 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -344 -344 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -390 -390 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -286 -286 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -83 -83 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -303 -303 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -128 -128 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -147 -147 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -225 -225 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -193 -193 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -195 -195 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -262 -262 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -404 -404 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -120 -120 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -864 -864 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -435 -435 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -436 -436 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -28 -28 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -2,793 -2,793 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -2,394 -2,394 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -14,476 -14,476 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -23,120 -23,120 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -3,017 -3,017 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -7,663 -7,663 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -35,379 -35,379 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -40,223 -40,223 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -466 -466 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -2,115 -2,115 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -14,744 -14,744 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -31 -31 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -989 -989 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -8,195 -8,195 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -896 -896 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -52 -52 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -1,163 -1,163 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -16,939 -16,939 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.56 AUD CDI 1:1 -4,153 -4,153 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -306 -306 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -179 -179 JHX page 145 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.56 AUD CDI 1:1 -85 -85 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.56 AUD CDI 1:1 -151 -151 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.56 AUD CDI 1:1 -964 -964 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.56 AUD CDI 1:1 -4,492 -4,492 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.56 AUD CDI 1:1 -65 -65 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.56 AUD CDI 1:1 -85 -85 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -240 -240 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -3,197 -3,197 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -73 -73 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -1,110 -1,110 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -131 -131 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -1 -1 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -3,004 -3,004 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -46 -46 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -403 -403 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -26 -26 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -17,681 -17,681 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -224 -224 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -774 -774 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -23 -23 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -87 -87 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -970 -970 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -63 -63 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -282 -282 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -49 -49 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -478 -478 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -600 -600 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -61 -61 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -45 -45 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -5,609 -5,609 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -1 -1 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -271 -271 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -1,272 -1,272 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -370 -370 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -458 -458 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -6,013 -6,013 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -980 -980 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -4,392 -4,392 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -5,540 -5,540 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -9,150 -9,150 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -82 -82 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -142 -142 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -194 -194 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -1,770 -1,770 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -556 -556 24-Nov-25 BlackRock Advisors (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -224 -224 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -171 -171 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -171 -171 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -789 -789 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -511 -511 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -27 -27 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -140 -140 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -38 -38 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -720 -720 24-Nov-25 BlackRock Advisors, LLC on mkt sell 28.56 AUD CDI 1:1 -4,128 -4,128 24-Nov-25 BlackRock Advisors, LLC on mkt sell 28.56 AUD CDI 1:1 -2,980 -2,980 24-Nov-25 BlackRock Japan Co., Ltd. on mkt sell 28.56 AUD CDI 1:1 -191 -191 JHX page 146 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -46 -46 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -1,394 -1,394 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -19,207 -19,207 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -4,975 -4,975 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -362 -362 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -1,377 -1,377 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -1,008 -1,008 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.56 AUD CDI 1:1 -20 -20 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -68 -68 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -71 -71 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -2,648 -2,648 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -208 -208 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -1,476 -1,476 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -64 -64 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -260 -260 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -150 -150 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -347 -347 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -539 -539 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -13 -13 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -49 -49 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -197 -197 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -236 -236 24-Nov-25 BlackRock (Netherlands) B.V. on mkt sell 28.56 AUD CDI 1:1 -775 -775 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -109 -109 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -1,115 -1,115 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -2,116 -2,116 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -1,370 -1,370 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -17 -17 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.56 AUD CDI 1:1 -39 -39 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -43 -43 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -109 -109 24-Nov-25 BlackRock Financial Management, Inc. on mkt sell 28.56 AUD CDI 1:1 -172 -172 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -327 -327 24-Nov-25 BlackRock Investment Management, LLC on mkt sell 28.56 AUD CDI 1:1 -328 -328 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -17 -17 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -98 -98 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -243 -243 JHX page 147 of 148

Date of Change Person whose relevant interest changed Nature of change (4) / Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected CCY 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -227 -227 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -353 -353 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -86 -86 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -744 -744 24-Nov-25 BlackRock Institutional Trust Company, National Association on mkt sell 28.56 AUD CDI 1:1 -29,380 -29,380 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -800 -800 24-Nov-25 BlackRock Fund Advisors on mkt sell 28.56 AUD CDI 1:1 -10,871 -10,871 24-Nov-25 BlackRock Asset Management Canada Limited on mkt sell 28.56 AUD CDI 1:1 -840 -840 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.56 AUD CDI 1:1 -24 -24 24-Nov-25 BlackRock Investment Management (Australia) Limited on mkt sell 28.56 AUD CDI 1:1 -2,758 -2,758 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -90 -90 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 134 134 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 54 54 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 268 268 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -147 -147 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -654 -654 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -114 -114 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 1,541 1,541 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -147 -147 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -630 -630 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -315 -315 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD 67 67 24-Nov-25 BlackRock Fund Advisors in specie n/a USD ORD -436 -436 24-Nov-25 BlackRock Investment Management (UK) Limited on mkt sell 28.56 AUD CDI 1:1 -55,218 -55,218 24-Nov-25 BlackRock Japan Co., Ltd. collateral transfer n/a USD ORD 47,000 47,000 24-Nov-25 BlackRock Advisors (UK) Limited collateral transfer n/a USD ORD 1,385,187 1,385,187 24-Nov-25 BlackRock Investment Management (UK) Limited collateral transfer n/a USD ORD 35,219 35,219 24-Nov-25 APERIO GROUP LLC in specie n/a USD ORD -378 -378 24-Nov-25 APERIO GROUP LLC in specie n/a USD ORD 1,197 1,197 JHX page 148 of 148

Annexure B This is Annexure B of 2 pages referred to in form 605 Notice of ceasing to be a substantial shareholder 26-Nov-25 Jack Tuberosa, Date Authorised Signatory 7. Addresses The addresses of persons named in this form are as follows: Name Address BlackRock Group BlackRock Inc. 50 Hudson Yards New York, NY 10001 USA BlackRock (Netherlands) B.V. Rembrandt Tower, 17th floor Amstelplein Amsterdam Netherlands BlackRock (Singapore) Limited 20 Anson Road #18-01 079912 Singapore BlackRock Advisors (UK) Limited 12 Throgmorton Avenue. London, EC2N 2DL, United Kingdom BlackRock Advisors, LLC 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Asset Management Canada Limited 161 Bay Street, Suite 2500 Toronto, Ontario M5J 2S1 Canada BlackRock Asset Management North Asia Limited 15/F, 16/F, 17/F Citibank Tower & 17/F ICBC Tower, 3 Garden Road, Central, Hong Kong BlackRock Capital Management, Inc. 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Financial Management, Inc. 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Fund Advisors 400 Howard Street San Francisco, CA, 94105 United States BlackRock Institutional Trust Company, National Association 1225 17th Street, Suite 300, Denver, CO 80202 (Colorado, USA) BlackRock International Limited Exchange Place One, 1 Semple Street, Edinburgh, EH3 8BL, United Kingdom (Scotland, United Kingdom) BlackRock Investment Management (Australia) Limited Level 37 Chifley Tower, 2 Chifley Square, Sydney NSW 2000 Australia BlackRock Investment Management (UK) Limited 12 Throgmorton Avenue London EC2N 2DL United Kingdom BlackRock Investment Management, LLC 251 Little Falls Dr Wilmington, DE 19808-1674 BlackRock Japan Co., Ltd. Marunouchi Trust Tower Main, 1-8-3 Marunouchi, Chiyoda-ku, Tokyo 100-8217 (Japan) JHX page 1 of 2

Name Address APERIO GROUP LLC 2710 Gateway Oaks Drive, Suite 150N, Sacramento, CA 95833- 3505 SPIDERROCK ADVISORS LLC 251 Little Falls Dr Wilmington, DE 19808-1674 JHX page 2 of 2

JHX 1 | P a g e Annexure C This is Annexure C of 3 pages referred to in form 605 Notice of ceasing to be a substantial shareholder 26-Nov-2025 Jack Tuberosa, Authorised Signatory Date Type of agreement: Global Master Securities Lending Agreement, Overseas Securities Lending Agreement or Master Securities Lending Agreement. Parties to agreement: The relevant counterparty as described in the lists of Securities Lending Agreements entered into by BlackRock Advisors Limited and BlackRock Institutional Trust Corporation, N.A., respectively, on the following page. Transfer date: The date of the relevant transaction identified as a collateral transfer referred to in Annexure A. Holder of voting rights: The Borrower. Are there any restrictions on voting rights? Yes. Collateral is held through a tripartite structure under which the triparty collateral manager will not act in respect of voting rights unless it receives instructions to do so from the Borrower. If yes, detail Scheduled return date (if any): The date of the relevant transaction referred to in Annexure A. Does the borrower have the right to return early? Yes. The Borrower is entitled to substitute existing collateral with other equities at any time. If yes, detail Does the lender have the right to recall early? Yes, at notice. If yes, detail Will the securities be returned on settlement? Yes. If yes, detail any exceptions A copy of the relevant agreement will be provided to JAMES HARDIE INDUSTRIES PLC or the Australian Securities and Investments Commission upon request.

JHX 2 | P a g e Securities Lending Agreements Agreements entered into between BlackRock Advisors Limited and each of the following counterparties: (a) Bank of Nova Scotia, London Branch GMSLA, 25 August 2011 (b) Barclays Bank plc GMSLA, 9 April 2104 (c) Barclays Capital Securities Limited GMSLA, 2 December 2012 (d) BNP Paribas Arbitrage GMSLA, 30 May 2013 (e) BNP Paribas GMSLA, 8 May 2007 (f) Citigroup Global Markets Limited GMSLA, 18 January 2007 (g) Credit Suisse AG, Dublin Branch GMSLA, 28 September 2015 (h) Credit Suisse International GMSLA, 10 March 2014 (i) Credit Suisse Securities (Europe) Limited GMSLA, 26 August 2015 (j) Deutsche Bank AG, London Branch GMSLA, 25 August 2017 (k) Goldman Sachs International GMSLA, 2nd August 2022 (l) HSBC Bank plc GMSLA GMSLA, 27 October 2016 (m) ING Bank N.V. GMSLA, 12 November 2018 (n) J.P. Morgan Securities plc GMSLA, 12 July 2011 (o) Macquarie Bank Limited GMSLA, 18 August 2014 (p) Merrill Lynch International GMSLA, 3 February 2020 (q) Morgan Stanley & Co International plc GMSLA, 9 June 2021 (r) Natixis SA GMSLA, 29 January 2018 (s) Nomura International plc GMSLA, 2 November 2011 (t) Royal Bank of Canada Europe Limited GMSLA, 3 February 2017 (u) Royal Bank of Scotland plc (renamed to Natwest Markets Plc) GMSLA, 1 April 2011 (v) Santander UK Plc GMSLA, 25 January 2019 (w) Societe Generale GMSLA, 27 January 2012 (x) UBS AG GMSLA, 28 April 2016 (y) UBS Europe SE GMSLA, 1 February 2019 (z) BAL/Banco Santander, S.A. GMSLA, 30 April 2019 (aa) Canadian Imperial Bank of Commerce, London Branch GMSLA, 21 June 2019 (bb) Zürcher Kantonalbank GMSLA, 30 October 2019 (cc) The Hongkong and Shanghai Banking Corporation Limited GMSLA, 7 February 2020 (dd) BNP Paribas Prime Brokerage International Limited GMSLA 19 October 2021 (ee) Jefferies International Limited GMLSA 22 June 2023 Agreements entered into by BlackRock Institutional Trust Corporation, N.A. and each of the following counterparties: a. Bank of Nova Scotia GMSLA, December 6, 2016 b. Barclays Bank plc GMSLA, April 24, 2017 c. Barclays Capital Securities Limited GMSLA, March 15, 2017 d. BNP Paribas Arbitrage GMSLA, June 5, 2017 e. Citigroup Global Markets Limited GMSLA, June 3, 2015 f. Credit Suisse AG, Dublin Branch GMSLA, October 14, 2015 g. Credit Suisse International GMSLA, April 4, 2020 h. Credit Suisse Securities (Europe) Limited GMSLA, October 2, 2015 i. Deutsche Bank AG, London Branch GMSLA, June 7, 2017 j. Goldman Sachs International GMSLA, February 20, 2023 k. HSBC Bank plc GMSLA, February 12, 2013 l. J.P. Morgan Securities plc GMSLA, October 4, 2016 m. J.P. Morgan Securities plc GMSLA (Pledge), July 1, 2020 n. Macquarie Bank Limited GMSLA, October 3, 2016 o. Merrill Lynch International GMSLA, February 19, 2014 p. Morgan Stanley & Co International plc GMSLA, November 16, 2021 q. Nomura International plc GMSLA 03 August 2018 r. Societe Generale GMSLA, September 28, 2016 s. UBS AG GMSLA, May 26, 2016 t. UBS AG GMSLA (Pledge), June 2, 2020 u. UBS Europe SE GMSLA, 1 February 2019 v. The Hongkong and Shanghai Banking Corporation Limited GMSLA, 22 February 2019 w. RBC Europe Limited GMSLA, 4 February 2019 x. ING BANK N.V. GMSLA, 27 February, 2019 y. BANCO SANTANDER, S.A. GMSLA, 11 September, 2019 z. Credit Suisse A.G., Singapore Branch GMSLA, 25 October, 2019

JHX 3 | P a g e aa. Natixis S.A. GMSLA, November 21, 2019. bb. CREDIT SUISSE INTERNATIONAL GMSLA, 4 April 2020 cc. BNP Paribas Prime Brokerage International Limited GMSLA 22 November 2021 These counterparties do not pledge Australian equities: (a) Merrill Lynch, Pierce, Fenner Smith Incorporated These counterparties do not have any business with us anymore although may have done previously: (a) Morgan Stanley Securities Limited (No Business) OSLA 15 March 1999 Royal Bank of Scotland N.V. GMSLA, 12 October 2011 – No Business, superseded by Royal Bank of Scotland PLC